As filed with the Securities and Exchange Commission on July 27, 2011

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sprague Resources LP

(Exact name of Registrant as Specified in Its Charter)

Delaware	5171	45-2637964
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Two International Drive

Suite 200

Portsmouth, NH 03801

(800) 225-1560

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Paul A. Scoff

Two International Drive

Suite 200

Portsmouth, NH 03801

(800) 225-1560

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Catherine S. Gallagher Adorys Velazquez Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, NY 10103 (212) 237-0000	Joshua Davidson Baker Botts L.L.P. 910 Louisiana St., Suite 3200 Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$165,000,000	$19,157

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 27, 2011

PROSPECTUS

Sprague Resources LP

Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units. We are selling              common units and Sprague Resources Holdings LLC, our sole unitholder and a wholly-owned subsidiary of Axel Johnson Inc., is selling              common units. Sprague Resources Holdings LLC may be deemed under federal securities laws to be an underwriter with respect to the common units it is offering hereby. We will not receive any proceeds from the sale of the common units by Sprague Resources Holdings LLC. We currently estimate that the offering price will be between $             and $             per common unit. Prior to this offering, there has been no public market for our common units. We intend to apply to list our common units on the New York Stock Exchange under the symbol “SRLP.”

Investing in our common units involves risks. See “Risk Factors” beginning on page 23.

These risks include the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•

Our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders are influenced by changes in demand for, and therefore indirectly by changes in the prices of, refined products and natural gas, which could adversely affect our profit margins, our customers’ and suppliers’ financial condition, contract performance, trade credit requirements and the amount and cost of our borrowing under our new credit agreement.

•

Our risk management policies, processes and procedures cannot eliminate all commodity price risk or basis risk, which could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders. In addition, any noncompliance with our risk management policies, processes and procedures could result in significant financial losses.

•	Unitholders have limited voting rights and, even if they are dissatisfied, they cannot initially remove our general partner without its consent.

•

Axel Johnson Inc. currently controls, and after this offering will indirectly control, our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Axel Johnson Inc., have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of our common unitholders.

•	You will experience immediate and substantial dilution in pro forma net tangible book value of $ per common unit.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Price to the public	$	$

Underwriting discounts(1)	$	$

Proceeds to us (before expenses)	$	$

Proceeds to Sprague Resources Holdings LLC	$	$

(1)	Excludes a structuring fee of an aggregate 0.75% of the gross offering proceeds payable by us and Sprague Resources Holdings LLC to Barclays Capital Inc. Please read “Underwriting” beginning on page 211.

We have granted the underwriters a 30-day option to purchase up to an additional              common units from us on the same terms and conditions as set forth above if the underwriters sell more than              common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about                     , 2011.

Barclays Capital	J.P. Morgan

Prospectus dated                     , 2011

Sprague

Searsport
Portland
S. Portland
Oswego
Albany
Newington (2 terminals)
Everett
Mt. Vernon
Quincy (2 terminals)
New Bedford
Stamford
Providence
Oceanside
Distillate
Residual
Dry Bulk
Break Bulk
Liquid Bulk
BioFuel
Coal

Lock-Up Agreements	212
Offering Price Determination	213
Indemnification	213
Stabilization, Short Positions and Penalty Bids	213
Electronic Distribution	214
New York Stock Exchange	214

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. Neither we, Sprague Resources Holdings LLC, nor the underwriters have authorized anyone to provide you with additional or different information. We, Sprague Resources Holdings LLC and the underwriters are offering to sell, and seeking offers to buy, our common units only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data are also based on our good faith estimates.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 23 and the historical and pro forma financial statements and the notes to those financial statements included elsewhere in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes (1) an initial public offering price of $             per common unit and (2) that the underwriters do not exercise their option to purchase additional common units.

Unless the context otherwise requires, references in this prospectus to “Sprague Resources,” “our partnership,” “we,” “our,” “us,” or like terms, when used in a historical context, refer to Sprague Energy Corp., our predecessor for accounting purposes, also referenced as “our predecessor,” and when used in the present tense or prospectively, refer to Sprague Resources LP and its subsidiaries. Unless the context otherwise requires, references in this prospectus to “Axel Johnson” refer collectively to Axel Johnson Inc. and its controlled affiliates, other than Sprague Resources, its subsidiaries and its general partner. References to “Sprague Holdings” refer to Sprague Resources Holdings LLC, a wholly-owned subsidiary of Axel Johnson and the owner of our general partner. References to our “general partner” refer to Sprague Resources GP LLC. We include a glossary of certain terms used in this Prospectus as Appendix B.

Sprague Resources LP

Overview

We are a Delaware limited partnership engaged in the purchase, storage, distribution and sale of refined petroleum products, which we refer to as refined products, and natural gas, and we also provide storage and handling services for a broad range of materials. Our predecessor was founded in 1870 and has stored, distributed and marketed petroleum-based products for over 50 years.

We are one of the largest independent wholesale distributors of refined products in the Northeast United States based on aggregate terminal capacity. We own and/or operate a network of 15 refined products and materials handling terminals strategically located throughout the Northeast that have a combined storage capacity of approximately 7.9 million barrels (which excludes approximately 1.0 million barrels of storage capacity in tanks not currently in service) for refined products and other liquid materials, as well as approximately 1.5 million square feet of materials handling capacity. We also have access to approximately 50 third-party terminals in the Northeast through which we sell or distribute refined products pursuant to rack, exchange and throughput agreements.

The following tables set forth information with respect to our 15 owned and/or operated terminals as of December 31, 2010.

Liquids Storage Terminal	Number of Storage Tanks(1)	Storage Tank Capacity (Bbls)(1)	Principal Products
South Portland, ME	31	1,525,700	refined products; asphalt; clay slurry
Searsport, ME	18	1,254,400	refined products; caustic soda; asphalt
Newington, NH: River Road	29	1,157,100	refined products; tallow
Albany, NY	8	765,000	refined products
Quincy, MA	9	657,000	refined products
Newington, NH: Avery Lane	11	629,400	refined products; asphalt
Providence, RI(2)	5	619,800	refined products; asphalt
Everett, MA	5	357,900	asphalt
Oswego, NY	4	339,200	refined products; asphalt
Quincy, MA: TRT(3)	4	302,100	refined products; caustic soda
New Bedford, MA(4)	2	85,900	refined products
Oceanside, NY	8	81,800	refined products
Mount Vernon, NY	7	72,100	refined products
Stamford, CT	3	46,600	refined products

Total	144	7,894,000

Dry Storage Terminal	Number of Storage Pads and Warehouses	Storage Capacity (Square Feet)	Principal Products and Materials
Newington, NH: River Road(5)	3 pads	431,000	salt; gypsum
Searsport, ME	3 warehouses; 7 pads	101,000 310,000	break bulk; salt; petroleum coke; heavy lift
Portland, ME(6)	7 warehouses; 4 pads	215,000 180,000	break bulk; coal
South Portland, ME	3 pads	230,000	salt; coal
Providence, RI	1 pad	75,000	salt

Total	10 warehouses; 18 pads	1,542,000

(1)	We also have an aggregate of approximately 1.0 million barrels of additional storage capacity attributable to 31 storage tanks not currently in service. Please read “Business—Our Terminals” beginning on page 127. These tanks are not necessary for the operation of our business at current levels. In the event that such additional storage capacity were desired, additional time and capital would be required to bring any of such storage tanks back into service.
(2)	One tank with storage capacity of approximately 136,000 barrels is leased from a subsidiary of Dominion Resources, Inc.
(3)	Operating assets and real estate are leased from Twin Rivers Technology L.P., an unaffiliated third party.
(4)

Operating assets and real estate are leased from Sprague Massachusetts Properties LLC, which will be a wholly-owned subsidiary of Sprague Holdings upon the closing of this offering. The New Bedford terminal is subject to a purchase and sale agreement pursuant to which a third party has agreed to acquire the terminal from Sprague Massachusetts Properties LLC. The acquisition is subject to certain conditions that are beyond the control of Sprague Massachusetts Properties LLC. Subject to those conditions, the acquisition may be consummated on or before January 5, 2013, unless extended, at the option of the buyer, to a date on or before January 5, 2016. In the event that such sale is consummated, our operating lease with Sprague Massachusetts Properties LLC will automatically terminate. Please read “Certain Relationships and Related Party Transactions—New Bedford Terminal Operating Agreement” on page 167. We have been advised by Sprague Massachusetts Properties LLC that it does not believe that the sale will be consummated prior to September 30, 2012.
(5)	The terminal also has two silos capable of storing a total of approximately 26,000 tons of cement.
(6)	Real estate and two storage buildings are leased from Merrill Industries Inc., an unaffiliated third party, and the balance of the assets are owned by us.

We operate our business and report our results of operations under three business segments: refined products, natural gas and materials handling. Our refined products segment purchases a variety of refined products, such as heating oil, diesel fuel, residual fuel oil, kerosene, jet fuel and gasoline (primarily from refining companies, trading organizations and producers), and sells them to our customers. We have wholesale customers who resell the refined products we sell to them and commercial customers who consume the refined products we sell to them. Our wholesale customers consist of more than 1,000 home heating oil retailers and diesel fuel and gasoline resellers. Our commercial customers include federal and state agencies, municipalities, regional transit authorities, large industrial companies, hospitals and educational institutions. For the year ended December 31, 2010 and the three months ended March 31, 2011, we sold approximately 1.3 billion and 470.0 million gallons of refined products, respectively. For the year ended December 31, 2010 and the three months ended March 31, 2011, our refined products segment accounted for 73% and 60% of our gross margin, respectively.

We also purchase, sell and distribute natural gas to more than 900 commercial and industrial customers across 11 states in the Northeast and Mid-Atlantic. We purchase the natural gas we sell from natural gas producers and trading companies. We sold 96.6 Bcf of natural gas during the year ended December 31, 2010 and 23.2 Bcf of natural gas during the three months ended March 31, 2011. For the year ended December 31, 2010 and the three months ended March 31, 2011, our natural gas segment accounted for 5% and 26% of our gross margin, respectively.

In our refined products and natural gas segments, we take title to the products we sell. However, we do not take title to any of the products we handle in our materials handling segment. In order to manage our exposure to commodity price fluctuations, we use derivatives and forward contracts to maintain a position that is substantially balanced between product purchases and product sales.

Our materials handling business is a fee-based business and is generally conducted under multi-year agreements. We offload, store and/or prepare for delivery a variety of products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. For the year ended December 31, 2010, we offloaded, stored and/or prepared for delivery 4.0 million metric short tons of products and 253.6 million gallons of liquid materials. For the three months ended March 31, 2011, we offloaded, stored and/or prepared for delivery 843,000 metric short tons of products and 72.2 million gallons of liquid materials. For the year ended December 31, 2010 and the three months ended March 31, 2011, our materials handling segment accounted for 22% and 14% of our gross margin, respectively.

Business Strategies

Our plan is to generate cash flows sufficient to enable us to pay the minimum quarterly distribution on each unit and to increase distributable cash flow per unit by executing the following strategies:

•

Acquire additional terminals and marketing and distribution businesses. We intend to grow our asset and customer base by acquiring additional marine and inland terminals (both refined products and materials handling) within and adjacent to the geographic markets we serve. We also intend to acquire additional refined products and natural gas marketing businesses that have demonstrated an ability to generate free cash flow and that will enable us to leverage our existing investment in our business and customer service systems to further increase the profitability and stability of such cash flow.

•

Increase our business with existing customers. We intend to increase the net sales and margin we realize from customers we currently serve by expanding the range of products and services we provide and by developing additional ways to address our customers’ needs for certainty of supply, reduced commodity price risk and high-quality customer service.

•

Limit our exposure to commodity price volatility and credit risk. We will continue to manage commodity price risk by seeking to maintain a balanced position in our purchases and sales through the use of derivatives and forward contracts and to manage counterparty risk by maintaining conservative credit management processes. Furthermore, our materials handling segment generates ratable and stable cash flows and leverages our terminal asset base and strategic port locations.

•

Maintain our operational excellence. We intend to maintain our long history of safe, cost-effective operations and environmental stewardship by applying new technologies, investing in the maintenance of our assets and providing training programs for our personnel.

Competitive Strengths

We believe we are well-positioned to execute our business strategies successfully using the following competitive strengths:

•

We own and/or operate a large portfolio of strategically located assets in the Northeast. We own and/or operate 15 terminals in the Northeast with aggregate storage capacity of approximately 7.9 million barrels, many of which have access to waterborne trade and have rail connectivity and blending capabilities. We also have access to approximately 50 third-party terminals in the Northeast. We believe that the quantity, quality and location of the assets we own or to which we have access provide us the opportunity to offer our customers both certainty of supply and a diversity of products and services to a degree that our competitors with fewer assets cannot offer. In addition, our owned and/or operated terminals and our supply relationships afford us opportunities to acquire physical volumes of refined products at prices lower than expected future prices and either hedge or enter into forward contracts with respect to those volumes.

•

Our experienced management team has demonstrated its ability to effectively manage and grow our business. The members of our senior management team have an average of over 20 years of experience in the energy industry and have been operating and growing the assets of our predecessor as a team for approximately eight years. During that time, our predecessor has grown in part through the strategic acquisitions of various refined products and materials handling terminals, a natural gas marketing business and a 50% equity interest in an asphalt and residual fuel oil marketing and storage company that will not be a part of our initial assets. Our management team has also expanded our product offerings, implemented our risk management systems, significantly enhanced our employee safety and environmental compliance policies and overseen the design and implementation of numerous business and customer service programs designed to reduce customer cost.

•

Diversity of product offerings, services and customer base. We sell a variety of products, including our four core products (distillates, gasoline, residual fuel oil and natural gas), and provide materials handling services to a large and diverse group of customers. We believe that the diversity of the products and services that we offer provides us with the opportunity to attract a broad range of new customers and to expand the products and services we can offer to our existing customers. In addition, the diversity of our products helps provide us with more stable cash flows by mitigating the impact of seasonality and commodity price sensitivity. For the three months ended March 31, 2011, our refined products, natural gas and materials handling segments accounted for 60%, 26% and 14% of our gross margin, respectively.

•

Reputation for reliability and superior customer service. We have been a supplier of refined products in the Northeast for more than 50 years and believe that we have developed an excellent reputation for reliability and superior customer service. We have high customer retention rates, which we believe reflect our dependability in delivering supply and our continuous innovation and implementation of new product and service options for our customers. Over the last three years, our average annual customer retention rate has been over 90% across all of our business segments.

•

Financial flexibility to manage our business and pursue strategic growth opportunities. Immediately following the completion of this offering, we expect to have available undrawn borrowing capacity of approximately $             million under a new credit agreement we expect to enter into in connection with this offering, as well as access to both the public and private equity and debt capital markets. We believe our borrowing capacity and our broader access to the capital markets will provide us with flexibility to pursue strategic growth opportunities while allowing us to manage the working capital requirements associated with our business.

Summary of Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Those risks are described under the caption “Risk Factors” beginning on page 23 and are summarized as follows:

Risks Related to Our Business

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•	On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on our subordinated units for the year ended December 31, 2010.

•

The assumptions underlying the forecast of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual cash available for distribution to differ materially from our forecast.

•

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

•

Our business is seasonal and generally our financial results are lower in the second and third quarters of the calendar year, which may result in our need to borrow money in order to make quarterly distributions to our unitholders during these quarters.

•

A significant decrease in demand for refined products, natural gas or our materials handling services in the areas we serve would adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•

Our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders are influenced by changes in demand for, and therefore indirectly by changes in the prices of, refined products and natural gas, which could adversely affect our profit margins, our customers’ and suppliers’ financial condition, contract performance, trade credit and the amount and cost of our borrowing under our new credit agreement.

•

Restrictions in our new credit agreement could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders as well as the value of our common units.

•	Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

•	Warmer weather conditions during winter could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•

The recent adoption of derivatives legislation by the United States Congress could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity prices, interest rates and other risks associated with our business.

•

Our risk management policies, processes and procedures cannot eliminate all commodity price risk or basis risk, which could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders. In addition, any noncompliance with our risk management policies, processes and procedures could result in significant financial losses.

•	We are exposed to risks of loss in the event of nonperformance by our customers, suppliers and counterparties.

•	We are exposed to performance risk in our supply chain.

•

Some of our competitors have capital resources many times greater than ours and control greater supplies of refined products and natural gas. Competitors able to supply our customers with those products and services at a lower price could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•

Some of our home heating oil and residual fuel oil volumes are subject to customers switching or converting to natural gas, which could result in loss of customers and, in turn, could have an adverse effect on our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•

Energy efficiency, new technology and alternative energy sources could reduce demand for our products and adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•

A principal focus of our business strategy is to grow and expand our business through acquisitions. If we do not make acquisitions on economically acceptable terms, our future growth may be limited and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

•

A portion of our net sales is generated under contracts that must be renegotiated or replaced periodically. If we are unable to successfully renegotiate or replace these contracts, our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders could be adversely affected.

•

Due to our lack of geographic diversification, adverse developments in the terminals we use or in our operating areas would adversely affect our results of operations and cash available for distribution to our unitholders.

•	Our operations are subject to operational hazards and unforeseen interruptions for which we may not be able to maintain adequate insurance coverage.

•

Our terminalling and materials handling operations are subject to federal, state and local laws and regulations relating to environmental protection and operational safety that require us to incur substantial costs and that may become more stringent over time.

•

The risks of spills and releases and the associated liabilities for investigation, remediation and third-party claims, if any, are inherent in terminalling operations, and the liabilities that we incur may be substantial.

•

Increased regulation of greenhouse gas emissions could result in increased operating costs and reduced demand for refined products as a fuel source, which could in turn reduce demand for our products and adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•	We are subject to federal, state and local laws and regulations that govern the product quality specifications of the refined products we purchase, store, transport and sell.

•

We depend on unionized labor for our operations in Oceanside, Mt. Vernon and Albany, New York and in Providence, Rhode Island. Work stoppages or labor disturbances at these facilities could disrupt our business.

•

We rely on our information technology systems to manage numerous aspects of our business, and a disruption of these systems could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

•

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Risks Inherent in an Investment in Us

•	It is our business strategy to distribute most of our cash available for distribution, which could limit our ability to grow and make acquisitions.

•

Axel Johnson currently controls, and after this offering will indirectly control, our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Axel Johnson, may have conflicts of interest with us and have limited fiduciary duties, and they may favor their own interests to the detriment of us and our common unitholders.

•	Our general partner intends to limit its liability regarding our obligations.

•	Our partnership agreement limits our general partner’s fiduciary duties to our unitholders.

•	Our partnership agreement restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•

Cost reimbursements and fees due to our general partner and its affiliates for services provided to us or on our behalf, which may be determined in our general partner’s sole discretion, may be substantial and will reduce our cash available for distribution to our unitholders.

•	Unitholders have limited voting rights and, even if they are dissatisfied, cannot initially remove our general partner without its consent.

•	Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

•	The incentive distribution rights held by Sprague Holdings may be transferred to a third party without unitholder consent.

•	You will experience immediate and substantial dilution in pro forma net tangible book value of $ per common unit.

•	We may issue additional units without unitholder approval, which would dilute unitholder interests.

•	Sprague Holdings may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

•	An increase in interest rates may cause the market price of our common units to decline.

•	Our general partner’s discretion in establishing cash reserves may reduce the amount of cash available for distribution to unitholders.

•	Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.

•	Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

•	Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

•	Unitholders may have liability to repay distributions that were wrongfully distributed to them.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

•

Sprague Holdings, or any transferee holding a majority of the incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of the board of directors of our general partner or the holders of our common units. This could result in lower distributions to our unitholders.

•	The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

•	We will incur increased costs as a result of being a publicly traded partnership.

Tax Risks to Common Unitholders

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service, or the IRS, were to treat us as a corporation for federal income tax purposes, our cash available for distribution to our unitholders would be substantially reduced.

•	If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

•

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

•	The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

•	Tax gain or loss on the disposition of our common units could be more or less than expected.

•	Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

•

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely affected and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

•	A portion of our operations are conducted by a corporate subsidiary that is subject to corporate-level income taxes.

•

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

•

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

•

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may be required to recognize gain or loss from the disposition.

•	Unitholders may be subject to state and local taxes and return filing requirements in jurisdictions where they do not live as a result of investing in our common units.

The Formation Transactions

We were formed in June 2011 by Sprague Holdings and Sprague Resources GP LLC, our general partner and a wholly-owned subsidiary of Sprague Holdings, to own and operate the business that has historically been conducted by Sprague Energy Corp., our predecessor. In connection with this offering, the following transactions, which we refer to collectively as the Formation Transactions, will occur:

•	Axel Johnson will contribute to Sprague Holdings all of the ownership interests in our predecessor;

•	Our predecessor will be converted into a limited liability company, Sprague Operating Resources LLC;

•	Sprague Operating Resources LLC will distribute to Sprague Holdings certain assets and liabilities that will not be a part of us, including:

–	$ million of accounts receivable;

–	our predecessor’s 50% equity interest in Kildair Service Ltd., an asphalt and residual fuel oil marketing and storage company with 1.7 million barrels of storage capacity located in Quebec, Canada, referred to herein as Kildair; and

–	the terminal assets and liabilities associated with our predecessor’s terminals located in New Bedford, Massachusetts; Portsmouth, New Hampshire; and Bucksport, Maine;

•	Our general partner will make a capital contribution to us and will maintain its 1.0% general partner interest in us;

•

Sprague Holdings will contribute to us all of the membership interests in Sprague Operating Resources LLC, our operating company, in exchange for              common units(1),              subordinated units and the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 49.0%, of the cash we distribute in excess of $             per unit per quarter as described under “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 51;

•	We will issue and sell, and Sprague Holdings will sell, (1) and common units to the public, respectively, in this offering, representing an aggregate % limited partner interest in us;

•	We will grant the underwriters a 30-day option to purchase up to additional common units from us if the underwriters sell more than common units in this offering;

•

We will enter into an amended and restated credit agreement, which we refer to as the new credit agreement, consisting of a working capital facility of up to $800.0 million and an acquisition facility of up to $200.0 million, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement” beginning on page 98;

•	We will apply the net proceeds from our issuance and sale of common units as described in “Use of Proceeds” on page 47; and

•

We and our general partner will enter into an omnibus agreement, a services agreement and a terminal operating agreement with respect to the New Bedford, Massachusetts terminal with Sprague Holdings and/or certain of its affiliates, each as described in “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions” beginning on page 164.

Please read “Certain Relationships and Related Party Transactions” beginning on page 162 for additional information.

(1)	Includes common units that will be issued to Sprague Holdings at the expiration of the underwriters’ option to purchase additional common units, assuming that the underwriters do not exercise their option. Any exercise of the underwriters’ option to purchase additional common units would reduce the common units shown as issued to Sprague Holdings by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Sprague Holdings at the expiration of the option period. The net proceeds from any exercise of the underwriters’ option to purchase additional common units (approximately $ million based on an assumed initial public offering price of $ per common unit, if exercised in full, after deducting the estimated underwriting discounts and the structuring fee payable by us) will be distributed to Sprague Holdings.

Our Relationship with Axel Johnson Inc.

Founded in 1920, Axel Johnson is a private company that has invested in a diverse collection of businesses. Axel Johnson purchased our predecessor in 1972 and has made substantial investments in its business. After this offering, through its 100% ownership of Sprague Holdings, Axel Johnson will own our general partner, approximately    % of our outstanding common units, all of our subordinated units and all of our incentive distribution rights. Given its significant ownership in us, we believe Axel Johnson will be motivated to promote and support the successful execution of our business plan and to pursue projects and/or acquisitions that enhance the value of our business. Under the terms of the omnibus agreement that we will enter into in connection with the closing of this offering, we will have a right of first refusal if Axel Johnson or any of its controlled affiliates has the opportunity to acquire a controlling interest in assets or businesses primarily engaged in the businesses in which we are engaged as of the closing of this offering and that operate primarily in the United States or Quebec, Ontario or the Maritime provinces of Canada. In addition, pursuant to the terms of the omnibus agreement, we will have a 60-day exclusive right of negotiation if Axel Johnson or any of its controlled affiliates decide to attempt to sell any assets or businesses that are primarily engaged in the businesses in which we are engaged as of the closing of this offering and that operate primarily in the United States or Quebec, Ontario or the

Maritimes, Canada, including its equity interests in Kildair. We will not own any equity interests in Kildair immediately following the closing of this offering. See “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

Management

Our general partner has sole responsibility for conducting our business and for managing our operations. The board of directors of our general partner will direct the management of our business. As a result of owning our general partner, Sprague Holdings will have the right to appoint all members of the board of directors of our general partner, including the independent directors. Our unitholders will not be entitled to elect our general partner or the members of its board of directors or otherwise directly participate in our management or operations. Upon the closing of this offering, the board of directors of our general partner will have five members. Sprague Holdings intends to increase the size of the board of directors of our general partner to seven members following the closing of this offering. Sprague Holdings will appoint all members to our general partner’s board of directors and we expect that, when the size of the board increases to seven directors, at least three of those directors will be independent as defined under the independence standards established by the New York Stock Exchange, or the NYSE. For more information about the directors and officers of our general partner, see “Management—Directors and Executive Officers” beginning on page 144.

Holding Company Structure

As is common with publicly traded limited partnerships and in order to maximize operational flexibility, we will conduct our operations through subsidiaries. In order to be treated as a partnership for federal income tax purposes, we must generate 90% or more of our gross income from certain qualifying sources, such as the sale and storage of refined products and natural gas and our fee-based storage and materials handling services for natural resources. However, the income derived from the sale of these products to certain end users may not be considered qualifying income for federal income tax purposes. As a result, we plan on selling products to such end users through Sprague Energy Solutions Inc., a corporate subsidiary of our operating company, Sprague Operating Resources LLC. Income from activities conducted by Sprague Energy Solutions Inc. will be taxed at the applicable corporate income tax rate. However, dividends received by us from Sprague Energy Solutions Inc. will constitute qualifying income. For a more complete description of this qualifying income requirement, please read “Material U.S. Federal Income Tax Consequences—Taxation of the Partnership—Partnership Status” beginning on page 195.

The following diagram depicts our simplified organizational and ownership structure after giving effect to the Formation Transactions, including the offering of common units hereby:

	Percentage Interest
Public Common Units	%	(1)
Interests of Sprague Holdings and affiliates:
Common Units	%	(1)
Subordinated Units	49.0%
General Partner Interest	1.0%
Incentive Distribution Rights		(2)

Total	100.0%

(1)	Assumes no exercise of the underwriters’ option. Please read “—The Formation Transactions” beginning on page 9 for a description of the impact of an exercise of this option on common unit ownership percentages.

(2)	Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. See “Provisions of Our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights” beginning on page 68. Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests.

Principal Executive Offices and Internet Address

Our principal executive offices are located at Two International Drive, Suite 200, Portsmouth, New Hampshire 03801, and our telephone number is (800) 225-1560. Our website is located at www.spragueresources.com and will be activated immediately following the closing of this offering. We will make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with, or furnished to, the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty is commonly referred to as a “fiduciary duty.” However, because our general partner is wholly owned by Sprague Holdings, a wholly-owned subsidiary of Axel Johnson, the officers and directors of our general partner have fiduciary duties to manage the business of our general partner in a manner beneficial to Sprague Holdings. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including Axel Johnson, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner and its board, see “Risk Factors—Risks Inherent in an Investment in Us” beginning on page 34 and “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” beginning on page 168.

Our partnership agreement limits the liability and fiduciary duties of our general partner to unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner, including Axel Johnson and its affiliates other than us, are not restricted from competing with us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a description of our other relationships with our affiliates, see “Certain Relationships and Related Party Transactions” beginning on page 162.

The Offering

Common units offered by us	common units, or common units if the underwriters exercise their option to purchase additional common units in full.

Common units offered by Sprague Holdings	common units.

Units outstanding after this offering	common units and subordinated units, representing a 50.0% and 49.0% limited partner interest in us, respectively. If the underwriters do not exercise their option to purchase additional common units, we will issue an additional common units to Sprague Holdings at the expiration of the option. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Sprague Holdings at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Our general partner will own a 1.0% general partner interest in us.

Use of proceeds	We expect that the net proceeds from our sale of common units in this offering, after deducting underwriting discounts, the structuring fee and offering expenses payable by us, will be $ million, based on an assumed initial public offering price of $ per common unit. We intend to use the net proceeds to reduce amounts outstanding under the working capital facility of our new credit agreement. Affiliates of each of the underwriters will be lenders under our new credit agreement and, accordingly, will receive a portion of the proceeds from this offering. In addition, an affiliate of J.P. Morgan Securities LLC is a lender under our existing credit agreement and may receive payments in connection with the amendment and restatement of our existing credit agreement. Please read “Underwriting” beginning on page 211. To the extent the underwriters exercise their option to purchase additional common units, the net proceeds from the issuance and sale of those common units will be distributed to Sprague Holdings.

We will not receive any proceeds from the sale of common units by Sprague Holdings. Sprague Holdings has informed us that it intends to distribute the net proceeds received by it from the sale of those common units, together with any proceeds received from us that are attributable to an exercise of the underwriters’ option to purchase additional common units, to Axel Johnson. Sprague Holdings may be deemed under federal securities laws to be an underwriter with respect to the common units it is offering hereby.

Please read “Use of Proceeds” on page 47.

Cash distributions	We intend to pay the minimum quarterly distribution of $ per unit ($ per unit on an annualized basis) to the extent we have sufficient cash from operations after the establishment of cash reserves by our general partner and the payment of our expenses. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 51.

We will pay a prorated distribution for the first quarter during which we are a publicly traded partnership. Assuming that we become a publicly traded partnership before December 31, 2011, we anticipate that such distribution will cover the period from the closing date of this offering to and including December 31, 2011. We expect to pay this cash distribution before February 14, 2012.

Our partnership agreement generally provides that we distribute cash each quarter in the following manner:

•	first, 99.0% to the holders of common units and 1.0% to our general partner, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, 99.0% to the holders of subordinated units and 1.0% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, 99.0% to all unitholders, pro rata, and 1.0% to our general partner, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, the holders of our incentive distribution rights will receive increasing percentages, up to 49.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 63.

We believe that, based on the assumptions and considerations included in “Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations” beginning on page 58, we will have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our common and subordinated units for the twelve months ending September 30, 2012. However, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate. There is no guarantee that we will distribute quarterly cash distributions to our unitholders in any quarter. Please read “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 51.

If we assume that we completed the transactions described under “—The Formation Transactions” beginning on page 9 on January 1, 2010 and April 1, 2010, our pro forma cash available for distribution for the year ended December 31, 2010 and the twelve months ended March 31, 2011 would have been approximately $29.5 million and $33.6 million, respectively. These amounts would have been sufficient to pay the full minimum quarterly distribution on all of the common units but would have been insufficient by approximately $             million and $             million, respectively, to pay the full minimum quarterly distribution on the subordinated units for those periods. See “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 51.

Subordinated units	Axel Johnson, through its ownership of Sprague Holdings, will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $ per unit only after the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. If we do not pay distributions on our subordinated units, our subordinated units will not accrue arrearages for those unpaid distributions.

Subordination period	If we meet three requirements set forth in our partnership agreement, the subordination period will expire and all subordinated units will convert into common units on a one-for-one basis. The three requirements are:

•

We must make quarterly distributions from operating surplus of at least the minimum quarterly distribution on each outstanding common and subordinated unit and the corresponding distribution on our general partner’s 1.0% interest in respect of each of the prior twelve consecutive quarters;

•

Our aggregate operating surplus generated in respect of such twelve consecutive quarters (including operating surplus generated by increases in working capital borrowings and treating any drawdowns from cash reserves established in prior periods as cash received during such quarters but excluding the $             million basket contained in the definition of operating surplus) must equal or exceed the aggregate amount of distributions made in respect of such quarters; and

•

The conflicts committee of the board of directors of our general partner, or the board of directors of our general partner based on the recommendation of the conflicts committee, must determine that we will be able to maintain or increase our quarterly distribution per unit from operating surplus for the four succeeding quarterly distributions.

Our partnership agreement provides that the requirements could first be satisfied in connection with a distribution of cash with respect to the quarter ending September 30, 2014 and, if not satisfied in respect of that quarter, could be satisfied on any date thereafter.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. See “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period” beginning on page 66.

Right to reset the target distribution levels	The holder or holders of a majority of our incentive distribution rights (initially Sprague Holdings) have the right, at any time when there are no subordinated units outstanding and they have received incentive distributions at the highest level to which they are entitled (49.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Any election to reset the minimum quarterly distribution amount and the target distribution levels shall be subject to the prior written concurrence of our general partner that the conditions described in the immediately preceding sentence have been satisfied. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution.

In the event of a reset of target distribution levels, the holders of the incentive distribution rights will be entitled to receive common units and our general partner will be entitled to retain its then-current general partner interest. The aggregate number of common units to be issued to holders of our incentive distribution rights will equal the number of common units which would have entitled the holders to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to the holders on the incentive distribution rights in the prior two quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Sprague Holdings’ Right to Reset Incentive Distribution Levels” beginning on page 69.

Issuance of additional units	We can issue an unlimited number of units, including units senior to the common units, without the consent of our unitholders. See “Units Eligible for Future Sale” beginning on page 193 and “The Partnership Agreement—Issuance of Additional Partnership Interests” beginning on page 182.

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of our outstanding common and subordinated units, including any common or subordinated units owned by our general partner and its affiliates (including Sprague Holdings), voting together as a single class. Upon completion of this offering, Sprague Holdings will own an aggregate of approximately     % of our common and subordinated units. This will initially give Sprague Holdings the ability to prevent the involuntary removal of our general partner. See “The Partnership Agreement—Withdrawal or Removal of Our General Partner” beginning on page 186.

Limited call right	If at any time our general partner and its affiliates own more than 80% of the then outstanding common units, our general partner will have the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. See “The Partnership Agreement—Limited Call Right” on page 189.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2014, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per common unit, we estimate that your average allocable taxable income per year will be no more than $ per common unit. See “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” on page 197.

Material tax consequences	For a discussion of certain material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, see “Material U.S. Federal Income Tax Consequences” beginning on page 195.

Exchange listing	We intend to apply to list our common units on the NYSE under the symbol “SRLP.”

Summary Historical and Pro Forma Financial and Operating Data

The following table presents summary historical consolidated financial and operating data of our predecessor, Sprague Energy Corp., as of the dates and for the periods indicated. The summary historical consolidated financial data presented as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are derived from the audited historical consolidated financial statements of Sprague Energy Corp. that are included elsewhere in this prospectus. The summary historical consolidated financial data presented as of December 31, 2008 are derived from the audited historical consolidated balance sheet of Sprague Energy Corp. that is not included in this prospectus. The summary historical consolidated financial data presented as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 are derived from the unaudited historical condensed consolidated financial statements of Sprague Energy Corp. that are included elsewhere in this prospectus. The summary historical consolidated financial data presented as of March 31, 2010 are derived from the unaudited historical condensed consolidated financial statements of Sprague Energy Corp. that are not included in this prospectus.

The summary pro forma consolidated financial data presented for the year ended December 31, 2010 and as of and for the three months ended March 31, 2011 are derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. Our unaudited pro forma consolidated financial statements give pro forma effect to:

•	The contribution to Sprague Holdings by Axel Johnson of all of the ownership interests in our predecessor;

•	The conversion of our predecessor into Sprague Operating Resources LLC, which will be our operating subsidiary;

•	The distribution to Sprague Holdings by Sprague Operating Resources LLC of certain of its assets and liabilities that will not be a part of us, including:

—	$ million of accounts receivable;

—	our predecessor’s 50% equity interest in Kildair; and

—	the terminal assets and liabilities associated with our predecessor’s terminals located in New Bedford, Massachusetts; Portsmouth, New Hampshire, and Bucksport, Maine;

•	The issuance by us to our general partner of a 1.0% general partner interest in us and a capital contribution to us by our general partner;

•

The contribution to us by Sprague Holdings of all of the membership interests in Sprague Operating Resources LLC in exchange for the issuance by us to Sprague Holdings of              common units,              subordinated units and the incentive distribution rights;

•	The issuance and sale by us, and the sale by Sprague Holdings, of and common units, respectively, to the public, representing an aggregate % limited partner interest in us;

•

Our entry into a new credit agreement as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement” beginning on page 98; and

•	The application of the net proceeds from the issuance and sale of common units by us as described in “Use of Proceeds” on page 47.

The unaudited pro forma consolidated balance sheet assumes the items listed above occurred as of March 31, 2011. The unaudited pro forma consolidated income statements for the year ended December 31, 2010 and for the three months ended March 31, 2011 assume the items listed above occurred as of January 1, 2010.

For a detailed discussion of the summary historical consolidated financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 81. The following table should also be read in conjunction with “Use of Proceeds” on page 47, “—The Formation Transactions” beginning on page 9, the audited historical consolidated financial statements of Sprague Energy Corp., our unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Among other things, the historical consolidated and unaudited pro forma consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents the non-GAAP financial measures EBITDA and adjusted EBITDA, which we use in our business as they are important supplemental measures of our performance. We define and explain these measures under “—Non-GAAP Financial Measures” beginning on page 22 and reconcile them to net income, their most directly comparable financial measure calculated and presented in accordance with GAAP.

	Predecessor Historical					Partnership Pro Forma(1)(2)
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2010		Three Months Ended March 31, 2011
	2008	2009	2010	2010	2011
	(audited)			(unaudited)		(unaudited)
	(in thousands, except per unit data and operating data)
Statement of Income Data:

Net sales	$4,156,442	$2,460,115	$2,817,191	$924,621	$1,265,816		$2,817,191		$1,265,816
Cost of products sold	4,005,305	2,313,644	2,676,301	873,815	1,219,036		2,676,301		1,219,036

Gross margin	151,137	146,471	140,890	50,806	46,780		140,890		46,780

Operating expenses	46,761	44,448	41,102	10,279	10,639		41,102		10,639
Selling, general and administrative expenses	49,687	47,836	40,625	11,481	12,945		40,123 (3)		11,771 (3)
Depreciation and amortization	11,020	10,615	10,531	2,561	2,634		10,531		2,634

Total operating costs and expenses	107,468	102,899	92,258	24,321	26,218		91,756		25,044

Operating income	43,669	43,572	48,632	26,485	20,562		49,134		21,736
Other income	159	—	894	—	—		894		—
Interest income	1,181	383	503	88	185		503		185
Interest expense	(24,120)	(20,809)	(21,897)	(5,130)	(6,327)		(20,153)		(5,750)

Income before income taxes and equity in net income (loss) of foreign affiliate	20,889	23,146	28,132	21,443	14,420		30,378		16,171
Income tax provision(4)	(8,833)	(11,843)	(10,288)	(8,758)	(5,981)		(1,303)		(1,519)

Income before equity in net income (loss) of foreign affiliate	12,056	11,303	17,844	12,685	8,439		29,075		14,652
Equity in net income (loss) of foreign affiliate	9,416	8,441	(2,123)	(467)	(1,852)		—		—

Net income	$21,472	$19,744	$15,721	$12,218	$6,587		$29,075		$14,652

EBITDA (unaudited)(5)	$64,264	$62,628	$57,934	$28,579	$21,344		$60,559		$24,370
Adjusted EBITDA (unaudited)(5)	$56,295	$77,605	$53,552	$20,591	$21,958		$56,177		$24,984
Pro forma net income per limited partner unit						$		$
Weighted average limited partner units outstanding

	Predecessor Historical					Partnership Pro Forma(1)(2)
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2010	Three Months Ended March 31, 2011
	2008	2009	2010	2010	2011
	(audited)			(unaudited)		(unaudited)
	(in thousands, except per unit data and operating data)
Cash Flow Data:

Net cash provided by (used in):
Operating activities	$(43,549)	$159,074	$24,997	$76,057	$(2,802)
Investing activities	(3,521)	(7,702)	(9,387)	(1,224)	(323)
Financing activities	(661)	(147,513)	(17,162)	(68,947)	1,289

Other Financial and Operating Data (unaudited):

Capital expenditures(6)	$4,259	$7,237	$9,587	$1,224	$323
Total refined products volumes (barrels)	36,194	29,298	29,797	10,198	11,200
Total natural gas volumes (MMBtus)	99,348	99,121	96,588	27,204	23,233

Balance Sheet Data (at period end):

Cash and cash equivalents	$1,453	$5,325	$3,854	$11,264	$2,063		$421
Property, plant and equipment, net	105,137	102,949	103,461	101,883	101,447		95,712
Total assets	973,895	843,517	867,995	705,545	834,292		693,934
Total debt	503,335	373,215	408,304	304,784	409,849		342,896
Total liabilities	809,187	657,104	697,811	500,314	650,041		561,026
Total stockholder’s/partners’ equity	164,708	186,413	170,184	205,231	184,251		132,908

(1)	Pro forma amounts reflect deferred debt issuance costs of $3.9 million anticipated to be incurred in connection with entering into our new credit agreement and the resulting decrease in interest expense of $0.6 million and $1.7 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively.
(2)	Pro forma amounts reflect adjustments to reduce selling, general and administrative expenses, including Axel Johnson corporate overhead charges, by $0.5 million and $1.2 million for the year ended December 31, 2010 and three months ended March 31, 2011, respectively.
(3)	Pro forma selling, general and administrative expenses do not give effect to annual incremental selling, general and administrative expenses of approximately $2.5 million that we expect to incur as a result of being a publicly traded partnership.
(4)	Prior to the consummation of this offering, our corporate predecessor prepared its income tax provision as if it filed a consolidated federal income tax return and state tax returns as required. Commencing with the closing of this offering, all of our subsidiaries other than Sprague Energy Solutions Inc. will be treated as pass through entities for federal income tax purposes. For these pass through entities, all income, expenses, gains, losses and tax credits generated flow through to their owners and, accordingly, do not result in a provision for income taxes in our financial statements. Income from activities conducted by Sprague Energy Solutions Inc. will be taxed at the applicable corporate income tax rate.
(5)	For a discussion of the non-GAAP financial measures EBITDA and adjusted EBITDA, please read “—Non-GAAP Financial Measures” beginning on page 22.
(6)	Includes approximately $3.6 million, $6.5 million, $8.1 million, $1.0 million and $0.2 million of maintenance capital expenditures for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, respectively. Maintenance capital expenditures are capital expenditures made to replace assets or to maintain the long-term operating capacity of our assets or operating income.

Non-GAAP Financial Measures

We use the non-GAAP financial measures EBITDA and adjusted EBITDA in this prospectus. We define EBITDA as net income before interest, income taxes, depreciation and amortization. We define adjusted EBITDA as EBITDA increased by unrealized hedging losses and decreased by unrealized hedging gains, in each case with respect to refined products and natural gas inventory. EBITDA and adjusted EBITDA are used as supplemental financial measures by our management and by external users of our financial statements, such as commercial banks and ratings agencies, to assess:

•	The financial performance of our assets, operations and return on capital without regard to financing methods, capital structure or historical cost basis;

•	The ability of our assets to generate cash sufficient to pay interest on our indebtedness and make distributions to our equity holders;

•	Repeatable operating performance that is not distorted by non-recurring items or market volatility; and

•	The viability of acquisitions and capital expenditure projects.

Please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 79.

The following table presents a reconciliation of EBITDA and adjusted EBITDA to net income, the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, as applicable, for each of the periods indicated:

	Predecessor Historical					Partnership Pro Forma
	Year Ended December 31,			Three Months Ended March 31, 2011		Year Ended December 31, 2010	Three Months Ended March 31, 2011
	2008	2009	2010	2010	2011
	(in thousands)
Reconciliation of EBITDA to net income:
Net income	$21,472	$19,744	$15,721	$12,218	$6,587	$29,075	$14,652
Add:
Interest expense, net	22,939	20,426	21,394	5,042	6,142	19,650	5,565
Tax expense	8,833	11,843	10,288	8,758	5,981	1,303	1,519
Depreciation and amortization	11,020	10,615	10,531	2,561	2,634	10,531	2,634

EBITDA	$64,264	$62,628	$57,934	$28,579	$21,344	$60,559	$24,370

Add/(deduct):
Unrealized hedging (gain) loss on inventory:
Refined products	(7,863)	14,744	(4,241)	(7,744)	624	(4,241)	624
Natural gas	(106)	233	(141)	(244)	(10)	(141)	(10)

Adjusted EBITDA	$56,295	$77,605	$53,552	$20,591	$21,958	$56,177	$24,984

RISK FACTORS

Investing in our common units involves substantial risks. Common units are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition, results of operations and ability to pay distributions to our unitholders could be materially adversely affected. Additional risks and uncertainties not currently known to us or that we currently consider to be immaterial may also materially adversely affect our business, financial condition, results of operations and ability to pay distributions to our unitholders. In either case, we might not be able to make distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment in our common units.

Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

In order to pay the minimum quarterly distribution of $             per unit per quarter, or $             per unit on an annualized basis, we will require cash available for distribution of approximately $             million per quarter, or approximately $             million per year, based on the number of common units and subordinated units and the general partner interest to be outstanding immediately after completion of this offering. We may not have sufficient cash available for distribution each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	Competition from other companies that sell refined products, natural gas and/or renewable fuels in the Northeast;

•	Competition from other companies in the materials handling business;

•	Demand for refined products, natural gas and our materials handling services in the markets we serve;

•	Absolute price levels, as well as the volatility of prices, of refined products and natural gas in both the spot and futures markets;

•	Seasonal variation in temperatures, which affects demand for natural gas and refined products such as home heating oil and residual fuel oil to the extent that it is used for space heating; and

•	Prevailing economic conditions.

In addition, the actual amount of cash we have available for distribution will depend on other factors such as:

•	The level of capital expenditures we make;

•	The level of our operating and general and administrative expenses, including reimbursements to our general partner and certain of its affiliates for services provided to us;

•	The restrictions contained in our new credit agreement, including borrowing base limitations and limitations on distributions;

•	Our debt service requirements;

•	The cost of acquisitions we make, if any;

•	Fluctuations in our working capital needs;

•	Our ability to access capital markets and to borrow under our new credit agreement to make distributions to our unitholders; and

•	The amount of cash reserves established by our general partner, if any.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, see “Our Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on our subordinated units for the year ended December 31, 2010 or the twelve months ended March 31, 2011.

The amount of pro forma cash available for distribution generated during the year ended December 31, 2010 and the twelve months ended March 31, 2011 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units, but only a cash distribution of approximately     % and     %, respectively, of the minimum quarterly distribution on all of our subordinated units, for such periods. For a calculation of our ability to make cash distributions to our unitholders based on our pro forma results for the year ended December 31, 2010 and the twelve months ended March 31, 2011, please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution.”

The assumptions underlying the forecast of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual cash available for distribution to differ materially from our forecast.

The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations, EBITDA and cash available for distribution for the twelve months ending September 30, 2012. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in “Our Cash Distribution Policy and Restrictions on Distributions.” Our financial forecast has been prepared by management and we have neither received nor requested an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties, including those discussed in this prospectus, which could cause our results to be materially less than the amount forecasted. If we do not achieve the forecasted results, we may not be able to make the minimum quarterly distribution or pay any amount on our common units, and the market price of our common units may decline materially.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily on our cash flow, including working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Our business is seasonal and generally our financial results are lower in the second and third quarters of the calendar year, which may result in our need to borrow money in order to make quarterly distributions to our unitholders during these quarters.

Demand for natural gas and some refined products, specifically home heating oil and residual fuel oil for space heating purposes, is generally higher during the period of November through March than during the period of April through October. Therefore, our results of operations for the first and fourth calendar quarters are generally better than for the second and third calendar quarters. Over the 36-month period ending March 31, 2011, we generated an average of approximately 69% of our total home heating oil and residual fuel oil net sales during the months of November through March. With reduced cash flow during the second and third calendar quarters, we may be required to borrow money in order to pay the minimum quarterly distribution to our unitholders. Any restrictions on our ability to borrow money could restrict our ability to make quarterly distributions to our unitholders.

A significant decrease in demand for refined products, natural gas or our materials handling services in the areas we serve would adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

A significant decrease in demand for refined products, natural gas or our materials handling services in the areas that we serve would significantly reduce our net sales and, therefore, adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders. Factors that could lead to a decrease in market demand for refined products or natural gas include:

•	Recession or other adverse economic conditions;

•

High prices caused by an increase in the market price of refined products, higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline or other refined products or natural gas;

•	Increased conservation, technological advances and the availability of alternative energy, whether as a result of industry changes, governmental or regulatory actions or otherwise; and

•	Conversion from consumption of home heating oil or residual fuel oil to natural gas.

Factors that could lead to a decrease in demand for our materials handling services include weakness in the housing and construction industries and the economy generally.

Certain of our operating costs and expenses are fixed and do not vary with the volumes we store, distribute and sell. These costs and expenses may not decrease ratably, or at all, should we experience a reduction in our volumes stored, distributed and sold. As a result, we may experience declines in our operating margin if our volumes decrease.

Our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders are influenced by changes in demand for, and therefore indirectly by changes in the prices of, refined products and natural gas, which could adversely affect our profit margins, our customers’ and suppliers’ financial condition, contract performance, trade credit and the amount and cost of our borrowing under our new credit agreement.

Financial and operating results from our purchasing, storing, terminalling and selling operations are influenced by price volatility in the markets for refined products and natural gas. When prices for refined products and natural gas rise, some of our customers may have insufficient credit to purchase supply from us at their historical purchase volumes, and their customers, in turn, may adopt conservation measures which reduce consumption, thereby reducing demand for product. Furthermore, when prices increase rapidly and dramatically, we may be unable to promptly pass our additional costs to our customers, resulting in lower margins for a period of time before margins expand to cover the incremental costs. Significant increases in the costs of refined products can materially increase our costs to carry inventory. We use the working capital facility in our credit agreement, which limits the amounts that we can borrow, as our primary source of financing our working capital requirements. Lastly, higher prices for refined products or natural gas may (1) diminish our access to trade credit support or cause it to become more expensive and (2) decrease the amount of borrowings available for working capital as a result of total available commitments, borrowing base limitations and advance rates thereunder.

In addition, when prices for refined products or natural gas decline, the likelihood of nonperformance by our customers on forward contracts may be increased as they and/or their customers may choose not to honor their contracts and instead purchase refined products or natural gas at the then lower spot or retail market price.

Restrictions in our new credit agreement could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders as well as the value of our common units.

We will be dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations and to allow us to make cash distributions to our unitholders. The operating and financial restrictions and covenants in our new credit agreement and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business, which may, in turn, adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders. For example, our new credit agreement will restrict our ability to, among other things:

•	Make cash distributions;

•	Incur indebtedness;

•	Create liens;

•	Make investments;

•	Engage in transactions with affiliates;

•	Make any material change to the nature of our business;

•	Dispose of assets; and

•	Merge with another company or sell all or substantially all of our assets.

Furthermore, our new credit agreement will contain covenants requiring us to maintain certain financial ratios. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement” for additional information about our new credit agreement.

The provisions of our new credit agreement may affect our ability to obtain future financing for and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new credit agreement could result in an event of default which could enable our lenders, subject to the terms and conditions of our new credit agreement, to declare the outstanding principal of that debt, together with accrued interest, to be immediately due and payable. If we were unable to repay the accelerated amounts, our lenders could proceed against the collateral granted to them to secure such debt. If the payment of our debt is accelerated, defaults under our other debt instruments, if any, may be triggered and our assets may be insufficient to repay such debt in full, and the holders of our units could experience a partial or total loss of their investment. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

•	Our ability to obtain additional financing, if necessary, for working capital, capital expenditures or other purposes may be impaired, or such financing may not be available on favorable terms;

•	Our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	We may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	Our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to maintain our indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business, acquisitions, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all.

Warmer weather conditions during winter could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Weather conditions during winter have an impact on the demand for both home heating oil and residual fuel oil. Because we supply distributors whose customers depend on home heating oil and residual fuel oil during the winter, warmer-than-normal temperatures during the first and fourth calendar quarters in one or more regions in which we operate can decrease the total volume we sell and the gross margin realized on those sales and, consequently, our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

The recent adoption of derivatives legislation by the United States Congress could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity prices, interest rates and other risks associated with our business.

The United States Congress recently adopted comprehensive financial reform legislation that establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. The new legislation, known as the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law by the President on July 21, 2010 and requires the Commodities Futures Trading Commission, or the CFTC, and the SEC to promulgate rules and regulations implementing the new legislation within 360 days from the date of enactment. In June 2011, the deadline for many of those rules and regulations was extended to December 31, 2011, and the CFTC has indicated that several of its regulations will be promulgated or proposed by the end of 2011. The CFTC has proposed regulations to set position limits for certain futures and option contracts in the major energy markets and to establish minimum capital requirements, although it is not possible at this time to predict whether or when the CFTC will adopt those rules or include comparable provisions in its rulemaking under the Dodd-Frank Act. The Dodd-Frank Act may also require compliance with margin requirements and with certain clearing and trade-execution requirements in connection with certain derivative activities, although the application of those provisions is uncertain at this time. The legislation may also require the counterparties to our derivative instruments to spin off some of their derivatives activities to a separate entity, which may not be as creditworthy as the current counterparty.

The new legislation and any new regulations could significantly increase the cost of some derivative contracts (including through requirements to post collateral, which could adversely affect our available liquidity), materially alter the terms of some derivative contracts, reduce the availability of some derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts and potentially increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the new legislation and any new regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Increased volatility may make us less attractive to certain types of investors. Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. If the new legislation and regulations result in lower commodity prices, our net sales could be adversely affected. Any of these consequences could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Our risk management policies, processes and procedures cannot eliminate all commodity price risk or basis risk, which could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders. In addition, any noncompliance with our risk management policies, processes and procedures could result in significant financial losses.

While our risk management policies, processes and procedures are designed to limit commodity price risk, some degree of exposure to unforeseen fluctuations in market conditions remains. For example, we change our hedged position daily in response to movements in our inventory. If we overestimate or underestimate our sales from inventory, we may be unhedged for the amount of the overestimate or underestimate.

In general, basis risk describes the inherent market price risk created when a commodity of certain grade or location is purchased, sold or exchanged as compared to a purchase, sale or exchange of a like commodity at a different time or place. Basis may reflect price differentiation associated with different time periods, qualities or grades, or locations and is typically calculated based on the price difference between the cash or spot price of a commodity and the prompt month futures or swaps contract price of the most comparable commodity. For example, if NYMEX heating oil, which is based on New York Harbor delivery, were used to hedge our commodity risk for heating oil purchases, we could have location basis risk if the deliveries were made in a different location such as in Boston. An example of quality or grade basis risk would be the use of heating oil contracts to hedge diesel fuel. The potential exposure from basis risk is in addition to any impact that market pricing structure may have on our results. Basis risk cannot be entirely eliminated and basis exposure can adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

We maintain policies, processes and procedures designed to prevent unauthorized trading and to maintain substantial balance between purchases and sales or future delivery obligations. We can provide no assurance, however, that these steps will detect and/or prevent all violations of such risk management policies, processes and procedures, particularly if deception or other intentional misconduct is involved.

We are exposed to risks of loss in the event of nonperformance by our customers, suppliers and counterparties.

Some of our customers, suppliers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. A tightening of credit in the financial markets or an increase in interest rates may make it more difficult for customers, suppliers and counterparties to obtain financing and, depending on the degree to which it occurs, there may be a material increase in the nonpayment or other nonperformance by our customers, suppliers and counterparties. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with these third parties. A material increase in the nonpayment or other nonperformance by our customers, suppliers and/or counterparties could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Additionally, our access to trade credit support could diminish or become more expensive. Our ability to continue to receive sufficient trade credit on commercially acceptable terms could be adversely affected by, among other things, increases in refined product and natural gas prices or disruptions in the credit markets.

We are exposed to performance risk in our supply chain.

We rely upon our suppliers to timely produce the volumes and types of refined products for which they contract with us. In the event one or more of our suppliers does not perform in accordance with its contractual obligations, we may be required to purchase product on the open market to satisfy forward contracts we have entered into with our customers in reliance upon such supply arrangements. We purchase refined products from a variety of suppliers under term contracts and on the spot market. In times of extreme market demand, we may be unable to satisfy our supply requirements. Furthermore, a portion of our supply comes from other countries, which could be disrupted by political events. In the event such supply becomes scarce, whether as a result of political events, natural disaster, logistical issues associated with delivery schedules or otherwise, we may not be able to satisfy our supply requirements. If any of these events were to occur, we may be required to pay more for product that we purchase on the open market, which could result in financial losses and adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Some of our competitors have capital resources many times greater than ours and control greater supplies of refined products and natural gas. Competitors able to supply our customers with those products and services at a lower price could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Our competitors include terminal companies, major integrated oil companies and their marketing affiliates and independent marketers of varying size, financial resources and experience. Some of our competitors are substantially larger than us, have capital resources many times greater than ours, control greater supplies of refined products and natural gas than us and/or control substantially greater storage capacity than us. If we are unable to compete effectively, we may lose existing customers or fail to acquire new customers, which could have a material adverse effect on our business, financial condition, results of operations and cash available for distribution to our unitholders. For example, if a competitor attempts to increase market share by reducing prices or offering alternative energy sources, our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders could be adversely affected. We may not be able to compete successfully with these companies.

Some of our home heating oil and residual fuel oil volumes are subject to customers switching or converting to natural gas, which could result in loss of customers and, in turn, could have an adverse effect on our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Our home heating oil and residual fuel oil businesses compete for customers with suppliers of natural gas. During a period of increasing home heating oil prices relative to natural gas prices, home heating oil users may convert to natural gas. Similarly, during a period of increasing residual fuel oil prices relative to natural gas prices, customers who have the ability to switch from residual fuel oil to natural gas (dual-fuel using customers), may switch and other end users may convert to natural gas.

Such switching and conversions could reduce our sales of home heating oil and residual fuel oil and could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Energy efficiency, new technology and alternative energy sources could reduce demand for our products and adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Increased conservation, technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, and the availability of alternative energy sources have adversely affected the demand for some of our products, particularly home heating oil and residual fuel oil. Future conservation measures, technological advances in heating, conservation, energy generation or other devices, and increased availability and use of alternative energy sources, including as a result of government regulation, might reduce demand and adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

A principal focus of our business strategy is to grow and expand our business through acquisitions. If we do not make acquisitions on economically acceptable terms, our future growth may be limited and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

A principal focus of our business strategy is to grow and expand our business through acquisitions. Our ability to grow depends, in part, on our ability to make acquisitions that result in an increase in the cash generated per unit from operations. If we are unable to make accretive acquisitions, either because we are (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms or (3) outbid by competitors, then our future growth and ability to increase distributions will be limited. Furthermore, even if we do make acquisitions that we believe will be accretive, such acquisitions may nevertheless result in a decrease in the cash generated from operations per unit.

Any acquisition involves potential risks, including, among other things:

•	Mistaken assumptions about volumes, cash flows, net sales and costs, including synergies;

•	An inability to successfully integrate the businesses we acquire;

•	An inability to hire, train or retain qualified personnel to manage and operate our newly acquired assets;

•	The assumption of unknown liabilities;

•	Limitations on rights to indemnity from the seller;

•	Mistaken assumptions about the overall costs of equity or debt used to finance an acquisition;

•	The diversion of management’s and employees’ attention from other business concerns;

•	Unforeseen difficulties operating in new product areas or new geographic areas; and

•	Customer or key employee losses at the acquired businesses.

A portion of our net sales is generated under contracts that must be renegotiated or replaced periodically. If we are unable to successfully renegotiate or replace these contracts, our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders could be adversely affected.

Most of our contracts with our refined products customers are for a single season or on a spot basis, while most of our contracts with our natural gas customers are for a term of one year or less. As these contracts and our materials handling contracts expire from time to time, they must be renegotiated or replaced. We may be unable to renegotiate or replace these contracts when they expire, and the terms of any renegotiated contracts may not be as favorable as the contracts they replace. Whether these contracts are successfully renegotiated or replaced is often subject to factors beyond our control. Such factors include fluctuations in refined product and natural gas prices, counterparty ability to pay for or accept the contracted volumes and a competitive marketplace for the services we offer. While our materials handling contracts are generally long-term, they are also subject to periodic renegotiation or replacement. If we cannot successfully renegotiate or replace any of our contracts, or if we renegotiate or replace them on less favorable terms, net sales and margins from these contracts could decline and our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders could be adversely affected.

Due to our lack of geographic diversification, adverse developments in the terminals we use or in our operating areas would adversely affect our results of operations and cash available for distribution to our unitholders.

We rely primarily on sales generated from products distributed from the terminals we own or control or to which we have access. Furthermore, substantially all of our operations are located in the Northeast. Due to our lack of geographic diversification, an adverse development in the businesses or areas in which we operate, including adverse developments due to catastrophic events or weather and decreases in demand for refined products, could have a significantly greater impact on our results of operations and cash available for distribution to our unitholders than if we operated in more diverse locations.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be able to maintain adequate insurance coverage.

We are not fully insured against all risks incident to our business. Our operations are subject to many operational hazards and unforeseen interruptions inherent in our business, including:

•	Damage to storage facilities and other assets caused by tornadoes, hurricanes, floods, earthquakes, fires, explosions, extreme weather conditions and other natural disasters;

•	Acts or threats of terrorism;

•	Unanticipated equipment and mechanical failures at our facilities;

•	Disruptions in supply infrastructure or logistics and other events beyond our control;

•	Operator error; and

•	Environmental pollution or other environmental issues.

If any of these events were to occur, we could incur substantial losses because of personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of our related operations.

We may be unable to maintain or obtain insurance of the type and amount we believe to be appropriate for our business at reasonable rates or at all. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased over the past four years and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Our terminalling and materials handling operations are subject to federal, state and local laws and regulations relating to environmental protection and operational safety that require us to incur substantial costs and that may become more stringent over time.

The risk of substantial environmental costs and liabilities is inherent in terminalling and materials handling operations, and we may incur substantial environmental costs and liabilities. In particular, our terminalling operations involve the receipt, storage and redelivery of refined products and are subject to stringent federal, state and local laws and regulations regulating product quality specifications and other environmental matters including the discharge of materials into the environment, or otherwise relating to the protection of the environment, operational safety and related matters. Compliance with these laws and regulations increases our overall cost of business, including our capital costs to maintain and upgrade equipment and facilities. Further, we may incur increased costs because of stricter pollution control requirements or liabilities resulting from noncompliance with required operating or other regulatory permits. We utilize a number of terminals that are owned and operated by third parties who are also subject to these stringent federal, state and local environmental laws in their operations. Compliance with these requirements could increase the cost of doing business with these facilities and there can be no assurances as to the timing and type of such changes or what the ultimate costs might be. Moreover, the failure to comply with these requirements can expose our operations to fines, penalties and injunctive relief.

The risks of spills and releases and the associated liabilities for investigation, remediation and third-party claims, if any, are inherent in terminalling operations, and the liabilities that we incur may be substantial.

Our operation of refined products terminals and storage facilities is inherently subject to the risks of spills, discharges or other inadvertent releases of petroleum or other hazardous substances. If any of these events have previously occurred or occur in the future, whether in connection with any of our storage facilities or terminals, any other facility to which we send or have sent wastes or by-products for treatment or disposal or on any property which we own or have owned, we could be liable for all costs, jointly and severally, and administrative, civil and criminal penalties associated with the investigation and remediation of such facilities under federal, state and local environmental laws or the common law. We may also be held liable for damages to natural resources, personal injury or property damage claims from third parties, including the owners of properties located near our terminals and those with whom we do business, alleging contamination from spills or releases from our facilities or operations. Even if we are insured against certain or all of such risks, we may be responsible for all such costs to the extent our insurers or indemnitors do not fulfill their obligations to us. The payment of such costs or penalties could be significant and have a material adverse effect on our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Increased regulation of greenhouse gas emissions could result in increased operating costs and reduced demand for refined products as a fuel source, which could in turn reduce demand for our products and adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Combustion of fossil fuels, such as the refined products we sell, results in the emission of carbon dioxide into the atmosphere. On December 15, 2009, the Environmental Protection Agency, or the EPA, published its findings that emissions of carbon dioxide and other greenhouse gases present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes, and the EPA has begun to regulate greenhouse gases, or GHG, emissions pursuant to the Clean Air Act. Many states and regions have adopted GHG initiatives and it is possible that federal legislation could be adopted in the future to restrict GHG emissions. Please read “Business—Environmental—Climate Change.”

There are many regulatory approaches currently in effect or being considered to address greenhouse gases, including possible future U.S. treaty commitments, new federal or state legislation that may impose a carbon emissions tax or establish a cap-and-trade program and regulation by the EPA. Future international, federal and state initiatives to control carbon dioxide emissions could result in increased costs associated with refined products consumption, such as costs to install additional controls to reduce carbon dioxide emissions or costs to purchase emissions reduction credits to comply with future emissions trading programs. Such increased costs could result in reduced demand for refined products and some customers switching to alternative sources of fuel which could have a material adverse effect on our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

We are subject to federal, state and local laws and regulations that govern the product quality specifications of the refined products we purchase, store, transport and sell.

Various federal, state and local government agencies have the authority to prescribe specific product quality specifications to the sale of commodities. Changes in product quality specifications, such as reduced sulfur content in refined products, or other more stringent requirements for fuels, could reduce our ability to procure product and require us to incur additional handling costs and capital expenditures. If we are unable to procure product or recover these costs through increased sales, we may not be able to meet our financial obligations.

We depend on unionized labor for our operations in Oceanside, Mt. Vernon and Albany, New York and in Providence, Rhode Island. Work stoppages or labor disturbances at these facilities could disrupt our business.

Work stoppages or labor disturbances by our unionized labor force could have an adverse effect on our financial condition, results of operations and cash available for distribution to our unitholders. In addition, employees who are not currently represented by labor unions may seek representation in the future, and renegotiation of collective bargaining agreements may result in agreements with terms that are less favorable to us than our current agreements.

We rely on our information technology systems to manage numerous aspects of our business, and a disruption of these systems could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

We depend on our information technology, or IT, systems to manage numerous aspects of our business and to provide analytical information to management. Our IT systems are an essential component of our business and growth strategies, and a serious disruption to our IT systems could limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunication services, physical and electronic loss of data, security breaches and computer viruses. We employ back-up IT facilities and have disaster recovery plans; however, these safeguards may not entirely prevent delays or other complications that could arise from an IT systems failure, a natural disaster or a security breach. Significant failure or interruption in our IT systems could cause our business and competitive position to suffer and damage our reputation, which would adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Prior to this offering, we have not been required to file reports with the SEC. Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting.

We must comply with Section 404 for our fiscal year ending December 31, 2012. Any failure to develop, implement or maintain effective internal controls, or to improve our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Risks Inherent in an Investment in Us

It is our business strategy to distribute most of our cash available for distribution, which could limit our ability to grow and make acquisitions.

We expect that we will distribute most of our cash available for distribution to our unitholders and will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute most of our cash available for distribution, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our credit agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the cash that we have available to distribute to our unitholders.

Axel Johnson currently controls, and after this offering will indirectly control, our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Axel Johnson, may have conflicts of interest with us and have limited fiduciary duties, and they may favor their own interests to the detriment of us and our common unitholders.

Following the offering, Axel Johnson, through its ownership of Sprague Holdings, will indirectly own a     % limited partner interest in us and will indirectly own and control our general partner. Although our general partner has a fiduciary duty to manage us in a manner that is beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner that is beneficial to its owner, Sprague Holdings, which is a wholly-owned subsidiary of Axel Johnson. Furthermore, certain directors and officers of our general partner are directors and/or officers of affiliates of our general partner. Conflicts of interest may arise between our general partner and its affiliates, including Axel Johnson, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates, including Axel Johnson, over the interests of our common unitholders. These conflicts include, among others, the following situations:

•

Our general partner is allowed to take into account the interests of parties other than us, such as its affiliates, including Axel Johnson, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders.

•	Affiliates of our general partner, including Axel Johnson and Sprague Holdings, may engage in competition with us.

•

Neither our partnership agreement nor any other agreement requires Axel Johnson or Sprague Holdings to pursue a business strategy that favors us, and Axel Johnson’s directors and officers have a fiduciary duty to make decisions in the best interests of the stockholders of Axel Johnson.

•	Some officers of our general partner who provide services to us devote time to affiliates of our general partner.

•

Our partnership agreement limits the liability of and reduces the fiduciary duties owed by our general partner, and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

•	Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

•

Our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the creation, reductions or increases of cash reserves,

each of which can affect the amount of cash that is available for distribution to our unitholders, including distributions on our subordinated units, and to the holders of the incentive distribution rights, as well as the ability of the subordinated units to convert to common units.

•

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not. Such determination can affect the amount of cash available for distribution to our unitholders, including distributions on our subordinated units, and to the holders of the incentive distribution rights, as well as the ability of the subordinated units to convert to common units. Our partnership agreement does not limit the amount of maintenance capital expenditures that our general partner can cause us to make.

•

Our partnership agreement and the services agreement that we will enter into at the closing of this offering allow our general partner to determine, in good faith, the expenses that are allocable to us. Please read “The Partnership Agreement—Reimbursement of Expenses” and “Certain Relationships and Related Party Transactions—Services Agreement.” Our partnership agreement and the services agreement do not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons, including affiliates of our general partner, who perform services for us or on our behalf.

•

Our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

•

Our partnership agreement permits us to distribute up to $             million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus, and this cash may be used to fund distributions on our subordinated units or the incentive distribution rights.

•	Our partnership agreement does not restrict our general partner from entering into additional contractual arrangements with any of its affiliates on our behalf.

•	Our general partner intends to limit its liability regarding our contractual and other obligations.

•	Our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of all outstanding common units.

•	Our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•

Sprague Holdings, or any transferee holding a majority of the incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including their executive officers, directors and owners. Other than as provided in our omnibus agreement, any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement” and “Conflicts of Interest and Fiduciary Duties.”

Our general partner intends to limit its liability regarding our obligations.

Other than under our new credit agreement, our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders.

Our partnership agreement contains provisions that modify and reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	How to allocate business opportunities among us and its other affiliates;

•	Whether to exercise its limited call right;

•	How to exercise its voting rights with respect to any units it owns;

•	Whether to exercise its registration rights with respect to any units it owns; and

•	Whether to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our partnership agreement restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

•

Provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, which requires that it believed that the decision was in the best interest of our partnership, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law or any other law, rule or regulation, or at equity;

•	Provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

•

Provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

Provides that our general partner will not be in breach of its obligations under the partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

(1)	Approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

(2)	Approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates;

(3)	On terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

(4)	Fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in subclauses (3) or (4) above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

Cost reimbursements and fees due to our general partner and its affiliates for services provided to us or on our behalf, which may be determined in our general partner’s sole discretion, may be substantial and will reduce our cash available for distribution to our unitholders.

Under our partnership agreement, prior to making any distribution on the common units, our general partner and its affiliates shall be reimbursed for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Pursuant to the terms of the services agreement, our general partner will agree to provide certain general and administrative services and operational services to us, and we will agree to reimburse our general partner and its affiliates for all costs and expenses incurred in connection with providing such services to us, including salary, bonus, incentive compensation, insurance premiums and other amounts allocable to the employees and directors of our general partner or its affiliates that perform services on our behalf, other than those services provided to our corporate subsidiary, Sprague Energy Solutions Inc. Pursuant to the terms of the services agreement, our general partner will agree to provide the same general and administrative services to Sprague Energy Solutions Inc., which will also agree to reimburse our general partner and its affiliates for all costs and expenses incurred in connection with providing such services. Please read “Certain Relationships and Related Party Transactions—Services Agreement.” Our general partner and its affiliates also may provide us other services for which we may be charged fees as determined by our general partner. Our partnership agreement and the services agreement do not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement and the services agreement allow our general partner to determine, in good faith, the expenses that are allocable to us and to Sprague Energy Solutions Inc. Payments to our general partner and its affiliates may be substantial and will reduce the amount of cash available for distribution to our unitholders.

Unitholders have limited voting rights and, even if they are dissatisfied, cannot initially remove our general partner without its consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by Sprague Holdings, a wholly-owned subsidiary of Axel Johnson and the sole member of our general partner. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units and subordinated units voting together as a single class is required to remove our general partner. At closing, Sprague Holdings will own     % of the common units and subordinated units. If our general partner is removed without cause during the subordination period and no units held by the holders of our subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests, and by eliminating existing arrangements, if any.

Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of our business.

Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units resulting in ownership of at or in excess of such levels with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of Sprague Holdings to transfer its membership interest in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

The incentive distribution rights held by Sprague Holdings may be transferred to a third party without unitholder consent.

Sprague Holdings may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If Sprague Holdings transfers the incentive distribution rights to a third party but retains its ownership interest in our general partner, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if Sprague Holdings had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by Sprague Holdings could reduce the likelihood of Axel Johnson accepting offers made by us relating to assets owned by it, as Axel Johnson would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

You will experience immediate and substantial dilution in pro forma net tangible book value of $             per common unit.

The assumed initial public offering price of $             per common unit exceeds our pro forma net tangible book value of $             per unit. Based on the assumed initial public offering price of $             per common unit, you will incur immediate and substantial dilution of $             per common unit. This dilution results primarily because our assets are recorded in accordance with GAAP at their historical cost and not their fair value. Please read “Dilution.”

We may issue additional units without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Further, neither our partnership agreement nor our new credit agreement prohibits the issuance of equity securities that may effectively rank senior to our common units. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	Our unitholders’ proportionate ownership interest in us will decrease;

•	The amount of cash available for distribution on each unit may decrease;

•

Because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution borne by our common unitholders will increase;

•	The ratio of taxable income to distributions may increase;

•	The relative voting strength of each previously outstanding unit may be diminished; and

•	The market price of our common units may decline.

Sprague Holdings may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered by this prospectus, Sprague Holdings will hold              common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period (which could occur as early as September 30, 2014) and may convert earlier under certain circumstances. Additionally, we have agreed to provide Sprague Holdings with certain registration rights (which may facilitate the sale by Sprague Holdings of its common and subordinated units into the public markets). Please read “The Partnership Agreement—Registration Rights” and “Units Eligible for Future Sale—Our Partnership Agreement and Registration Rights.” The sale of these units in the public or private markets, or the perception that such sales might occur, could have an adverse impact on the price of the common units or on any trading market that may develop.

An increase in interest rates may cause the market price of our common units to decline.

Like all equity investments, an investment in our common units is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

Our general partner’s discretion in establishing cash reserves may reduce the amount of cash available for distribution to unitholders.

The partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce cash available for distribution by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to unitholders.

Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.

In some instances, our general partner may cause us to borrow funds from its affiliates, including Axel Johnson, or from third parties in order to permit the payment of cash distributions. These borrowings are permitted even if the purpose and effect of the borrowing is to enable us to make a distribution on the subordinated units, to make incentive distributions or to hasten the expiration of the subordination period.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons. As a result, you may be required to sell your common units at an undesirable time or price, including at a price below the then-current market price, and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, our general partner and its affiliates will own approximately     % of our common units. At the end of the subordination period (which could occur as early as September 30, 2014), assuming no additional issuances of common units (other than upon the conversion of the subordinated units) and no exercise of the underwriters option to purchase additional common units, our general partner and its affiliates will own approximately     % of our common units. For additional information about the call right, please read “The Partnership Agreement—Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions. You could be liable for our obligations as if you were a general partner if a court or government agency were to determine that:

•	We were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

Your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Please read “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only              publicly traded common units. In addition, Sprague Holdings will own              common units and subordinated units, representing an aggregate     % limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us, Sprague Holdings and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	Our quarterly distributions;

•	Our quarterly or annual earnings or those of other companies in our industry;

•	Announcements by us or our competitors of significant contracts or acquisitions;

•	Changes in accounting standards, policies, guidance, interpretations or principles;

•	General economic conditions;

•	The failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	Future sales of our common units; and

•	Other factors described in these “Risk Factors.”

Sprague Holdings, or any transferee holding a majority of the incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of the board of directors of our general partner or the holders of our common units. This could result in lower distributions to our unitholders.

The holder or holders of a majority of the incentive distribution rights (initially Sprague Holdings) have the right, in their discretion and without the approval of the conflicts committee of the board of directors of our general partner or the holders of our common units, at any time when there are no subordinated units outstanding and the holders received distributions on their incentive distribution rights at the highest level to which they are entitled (49.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution. Sprague Holdings has the right to transfer the incentive distribution rights at any time, in whole or in part, and any transferee holding a majority of the incentive distribution rights shall have the same rights as Sprague Holdings relative to resetting target distributions.

In the event of a reset of target distribution levels, the holders of the incentive distribution rights will be entitled to receive a number of common units and our general partner will be entitled to maintain its then-current general partner interest. The number of common units to be issued to the holders of our incentive distribution rights will be equal to an aggregate number of common units that would have entitled the holders to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions on the incentive distribution rights in the prior two quarters. We anticipate that Sprague Holdings would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that Sprague Holdings or a transferee could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Percentage Allocations of Cash Distributions from Operating Surplus.”

The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. As a limited partnership, we will not be required to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee, as is required for other NYSE-listed entities. Accordingly, unitholders will not have the same protections afforded to certain entities, including most corporations, that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of Sprague Resources LP.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a publicly traded partnership.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult to attract and retain qualified persons to serve on the board of directors of our general partner or as executive officers of our general partner.

We estimate that we will incur approximately $2.5 million of annual incremental selling, general and administrative expenses as a result of being a publicly traded partnership; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe, based upon our current operations, that we will be so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay additional state income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

We are currently subject to entity level taxes and fees in a number of states, and such taxes and fees will reduce the cash available for distribution to unitholders. Changes in current state laws may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of such additional taxes on us by other states in which we do business will further reduce the cash available for distribution to unitholders.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress have recently considered substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. We are unable to predict whether any of these changes, or other proposals, will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, our unitholders will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income whether or not they receive cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Sprague Holdings will directly and indirectly own more than 50% of the total interests in our capital and profits interests. Therefore, a transfer by Sprague Holdings of all or a portion of its interests in us could result in a termination of our partnership for federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell their common units, they will recognize a gain or loss equal to the difference between the amount realized and our unitholders’ tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in common units, the amount, if any, of such prior excess distributions with respect to the units our unitholders sell will, in effect, become taxable income to our unitholders if they sell such units at a price greater than their tax basis in those units, even if the price they receive is less than their original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if our unitholders sell their units, they may incur a tax liability in excess of the amount of cash they receive from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts, or IRAs, and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely affected and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely affect the market for our common units and the price at which they trade. Our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

A portion of our operations are conducted by a corporate subsidiary that is subject to corporate-level income taxes.

A portion of our operations are conducted by Sprague Energy Solutions Inc., our corporate subsidiary. We may elect to conduct additional operations through our existing corporate subsidiary or additional corporate subsidiaries in the future. Our existing corporate subsidiary is, and any future corporate subsidiaries would be, subject to corporate-level tax, which reduces the cash available for distribution to us and, in turn, to our unitholders. If the IRS were to successfully assert that any corporate subsidiary has more tax liability than we anticipate or legislation were enacted that increased the corporate tax rate, our cash available for distribution to our unitholders would be further reduced.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to our unitholders’ tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopt.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We generally prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. Nonetheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service. The use of this proration method may not be permitted under existing Treasury Regulations, and, although the U.S. Treasury Department issued proposed Treasury Regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method we have adopted. Accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to successfully challenge our proration method, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders.

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may be required to recognize gain or loss from the disposition.

Because there is no tax concept of loaning a partnership interest, a unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned units. In that case, such unitholder may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may be required to recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

Unitholders may be subject to state and local taxes and return filing requirements in jurisdictions where they do not live as a result of investing in our common units.

In addition to federal income taxes, unitholders will likely be subject to other taxes, including state and local and non-U.S. taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if they do not live in any of those jurisdictions. Although an analysis of the various taxes is not presented herein, each prospective unitholder should consider the potential impact on an investment in common units. Unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We will initially conduct business or own property in 24 states, most of which impose a personal income tax as well as an income tax on corporations and other entities. We may own property or conduct business in other states or non-U.S. countries in the future. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. It is the unitholder’s responsibility to file all U.S. federal, state, local and non-U.S. tax returns.

USE OF PROCEEDS

We estimate that the net proceeds from the issuance and sale of              common units by us to the public, after deducting underwriting discounts, the structuring fee and offering expenses payable by us, will be approximately $             million. Our estimates assume an initial public offering price of $             per common unit. An increase or decrease of $1.00 in the assumed initial public offering price per common unit would cause the net proceeds from the issuance and sale of common units by us to the public to increase or decrease, respectively, by approximately $             million. Any increase or decrease in the number of common units offered hereby will result in a corresponding pro rata increase or decrease in the number of common units offered for sale by us and by Sprague Holdings. An increase or decrease of 1.0 million in the number of common units offered hereby, together with a concomitant $1.00 increase or decrease in the assumed initial public offering price per common unit, would cause the net proceeds to us to increase or decrease, respectively, by approximately $             million and $             million, respectively. We intend to use the net proceeds from our sale of common units in this offering to reduce amounts outstanding under the working capital facility of our new credit agreement.

As of June 30, 2011, we had approximately $338.5 million outstanding under the working capital facility of our credit agreement with a year-to-date annualized interest rate of 5.3% and approximately $59.4 million outstanding under the acquisition facility of our credit agreement with a year-to-date annualized interest rate of 5.9%. Borrowings under the working capital facility have been primarily used for the purchase, storage and sale of refined products, natural gas and coal, as well as other energy products, and for hedging, capital expenditures and working capital requirements. Our new credit agreement is expected to mature in 2015 on or about the anniversary of the completion of this offering. Affiliates of each of the underwriters will be lenders under our new credit agreement and, accordingly, will receive a portion of the proceeds from this offering. In addition, an affiliate of J.P. Morgan Securities LLC is a lender under our existing credit agreement and may receive payments in connection with the amendment and restatement of our existing credit agreement. Please read “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to             additional common units if the underwriters sell more than the             common units offered hereby. The net proceeds from the issuance and sale of common units pursuant to any exercise of the underwriters’ option to purchase additional common units (approximately $             million based on an assumed initial public offering price of $             per common unit, if exercised in full, after deducting underwriting discounts and the structuring fee payable by us) will be distributed to Sprague Holdings. If the underwriters do not exercise their option to purchase additional common units, we will issue an additional             common units to Sprague Holdings at the expiration of the option. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Sprague Holdings at the expiration of the option period. The exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

We will not receive any proceeds from the sale of              common units by Sprague Holdings. Sprague Holdings has informed us that it intends to distribute the net proceeds received by it from the sale of the common units, together with any proceeds received from us attributable to an exercise of the underwriters’ option to purchase additional common units, to Axel Johnson.

We and Sprague Holdings will pay all underwriting discounts applicable to common units sold by us and it, respectively, in this offering. We and Sprague Holdings will pay a structuring fee equal to an aggregate of 0.75% of the gross proceeds from this offering to Barclays Capital Inc. for evaluation, analysis and structuring of this offering. The allocation of the structuring fee between us and Sprague Holdings will be based on the relative percentages of common units sold in this offering. We will pay all of the offering expenses in connection with this offering.

Sprague Holdings may be deemed under federal securities laws to be an underwriter with respect to the common units it is offering hereby.

CAPITALIZATION

The following table shows our capitalization as of March 31, 2011:

•	For our predecessor, Sprague Energy Corp.; and

•

On a pro forma basis to give effect to this offering and the application of the net proceeds received by us as well as the other Formation Transactions described under “Prospectus Summary—The Formation Transactions.”

This table is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our historical and pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Prospectus Summary—The Formation Transactions,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2011
	Predecessor Historical	Partnership Pro Forma
	(in thousands)
Long-term debt (including current maturities):
Credit facilities(1)	$406,000	$
Other	3,849

Total long-term debt	$409,849	$

Stockholder’s/partners’ equity:
Sprague Energy Corp.	$184,729	$
Sprague Resources LP:
Held by public:
Common units(2)	—
Held by general partner and its affiliates:
Common units(2)	—
Subordinated units	—
General partner interest	—
Accumulated other comprehensive loss, net of tax	(478)

Total stockholder’s/partners’ equity	184,251

Total long-term debt and stockholder’s/partners’ equity	$594,100	$

(1)	In connection with the closing of this offering, we will enter into a new credit agreement in the aggregate principal amount of up to $1.0 billion (consisting of a working capital facility of up to $800.0 million and an acquisition facility of up to $200.0 million). As of March 31, 2011, we had approximately $346.6 million and approximately $59.4 million of borrowings outstanding under our working capital facility and our acquisition facility, respectively. As of June 30, 2011, we had approximately $338.5 million and approximately $59.4 million of borrowings outstanding under our working capital facility and our acquisition facility, respectively. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement.”

(2)	Each $1.00 increase (or decrease) in the assumed public offering price to $ per common unit would decrease (or increase) total long-term debt, on a pro forma basis, by approximately $ million, and increase (or decrease) total stockholder’s/partners’ equity, on a pro forma basis, by $ million, in each case after deducting the estimated underwriting discounts, the structuring fee and offering expenses payable by us. Any increase or decrease in the number of common units offered hereby will result in a corresponding pro rata increase or decrease in the number of common units offered for sale by us and by Sprague Holdings. An increase of 1.0 million in the number of common units offered hereby, together with a concomitant $1.00 increase in the assumed offering price to $ per common unit, would decrease total long-term debt and increase total stockholder’s/partners’ equity, in each case on a pro forma basis, by approximately $ million, in each case after deducting the estimated underwriting discounts, the structuring fee and offering expenses payable by us. Similarly, a decrease of 1.0 million in the number of common units offered hereby, together with a concomitant $1.00 decrease in the assumed initial public offering price to $ per common unit, would increase total long-term debt and decrease total stockholder’s/partners’ equity, in each case on a pro forma basis, by approximately $ million, in each case after deducting the estimated underwriting discounts, the structuring fee and offering expenses payable by us. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2011, our net tangible book value was $             million, or $             per unit. Pro forma net tangible book value per unit represents the amount of our total tangible assets, less our total liabilities, divided by the number of units outstanding as of March 31, 2011, after giving effect to the Formation Transactions other than the sale of common units offered hereby.

Net tangible book value dilution per unit to new investors represents the difference between the amount per unit paid by purchasers of common units in this offering and the pro forma net tangible book value per unit immediately after the completion of this offering. After giving effect to the sale of common units in this offering at an assumed initial public offering price of $             per common unit, our pro forma as adjusted net tangible book value as of March 31, 2011 would have been $             million, or $             per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per unit before the offering(1)	$
Decrease in pro forma net tangible book value attributable to purchasers in this offering

Less: Pro forma adjusted net tangible book value per unit after the offering(2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering		$

(1)	Determined by dividing the total number of units ( common units, subordinated units and the 1.0% general partner interest represented by notional general partner units, assuming no exercise of the underwriters’ option to purchase additional common units) to be issued to the general partner and Sprague Holdings for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.
(2)	Determined by dividing the total number of units ( common units, subordinated units and the 1.0% general partner interest represented by notional general partner units, assuming no exercise of the underwriters’ option to purchase additional common units) to be outstanding after the offering into the pro forma net tangible book value, as adjusted to give effect to the sale of common units in this offering at an assumed initial public offering price of $ per common unit.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per common unit, would increase (decrease) our pro forma as adjusted net tangible book value per unit by $            .

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and Sprague Holdings in respect of their units and by the purchasers of common units in this offering upon consummation of the Formation Transactions contemplated by this prospectus:

	Units Acquired			Total Consideration
	Number	Percent		Amount	Percent
(in thousands)
General partner and Sprague Holdings(1)			%	$		%
Purchasers in this offering			%			%

Total			%	$		%

(1)	Upon the consummation of the Formation Transactions, including the offering of common units hereby, our general partner and Sprague Holdings will own common units, subordinated units and the

1.0% general partner interest represented by notional general partner units, assuming no exercise of the underwriters’ option to purchase additional common units.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per common unit would increase (decrease) total consideration paid by purchasers in this offering by $             million, and total consideration provided by our general partner and Sprague Holdings by $             million, in each case assuming the number of common units offered hereby, as set forth on the cover page of this prospectus, remains the same.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, see “—Assumptions and Considerations” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks related to our business or inherent in an investment in us.

For additional information regarding our historical and pro forma operating results, you should refer to our historical and unaudited pro forma financial statements and the notes to such financial statements included elsewhere in this prospectus.

General

Our Cash Distribution Policy

It is our intent to distribute the minimum quarterly distribution of $             per unit on all our units ($             per unit on an annualized basis) and the corresponding distribution on the 1.0% general partner interest to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of our expenses. Furthermore, we expect that if we are successful in executing our business strategy, we will grow our business and distribute to our unitholders most of any increases in our cash available for distribution. The board of directors of our general partner will determine the amount of our quarterly distributions and may change our distribution policy at any time. The board of directors of our general partner may determine to reserve or reinvest excess cash in order to permit gradual or consistent increases in quarterly distributions and may borrow to fund distributions in quarters when we generate less cash available for distribution than necessary to sustain or grow our cash distributions per unit.

Limitations on Cash Distributions; Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly cash distributions from us. We do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate. Uncertainties regarding future cash distributions to our unitholders include, among other things, the following factors:

•

Our cash distribution policy may be affected by restrictions on distributions under our new credit agreement as well as by restrictions in future debt agreements that we enter into. Specifically, our new credit agreement will contain financial tests and covenants that we must satisfy. Should we be unable to satisfy these restrictions or if we are otherwise in default under our new credit agreement, we may be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement.”

•

Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy.

•	Under Section 17-607 of the Delaware Act we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to make distributions to our unitholders due to a number of operational, commercial and other factors or increases in our operating costs, general and administrative expenses, principal and interest payments on our outstanding debt and working capital requirements.

•	If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus.” We do not anticipate that we will make any distributions from capital surplus.

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

See “Risk Factors—Risks Related to Our Business.”

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

We intend to distribute most of our cash available for distribution to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including borrowings under our new credit agreement and the issuance of debt and equity securities, to fund any future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute most of our cash available for distribution, our growth may not be as fast as businesses that reinvest all their cash to expand ongoing operations. Our new credit agreement will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors—Risks Related to Our Business—Restrictions in our new credit agreement could adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders as well as the value of our common units.” To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our credit agreement on our ability to issue additional units, including units ranking senior to our common units. If we incur additional debt (under our new credit agreement or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn may impact the cash that we have available to distribute to our unitholders. Please read “Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.”

Minimum Quarterly Distribution

Pursuant to our distribution policy, we intend upon completion of this offering to declare a minimum quarterly distribution of $             per unit per complete quarter, or $             per unit per year, to be paid no later than 45 days after the end of each fiscal quarter. This equates to an aggregate cash distribution of approximately $             million per quarter or $             million per year, in each case based on the number of common units and subordinated units and the general partner interest to be outstanding immediately after completion of this offering. The exercise of the underwriters’ option to purchase additional units will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. See “Underwriting.”

As of the date of this offering, our general partner will be entitled to 1.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 1.0% interest in distributions may be reduced if we issue additional units in the future (other than the issuance of common units upon the exercise by the underwriters of their option to purchase additional common units, the issuance of common units to Sprague Holdings upon the expiration of the underwriters’ option to purchase additional common units, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 1.0% general partner interest.

The table below sets forth the common units, subordinated units and general partner interest to be outstanding upon the closing of this offering and the aggregate distribution amounts payable on such interests based on our minimum quarterly distribution of $             per unit per quarter (or $             per unit on an annualized basis).

	Number of Units	Minimum Quarterly Distributions
		One Quarter	Annualized
Publicly held common units(1)		$	$
Common units held by Sprague Holdings and its affiliates(1)
Subordinated units held by Sprague Holdings and its affiliates
General partner interest(2)

Total		$	$

(1)	Assumes the underwriters do not exercise their option to purchase additional common units from Sprague Holdings and that common units will be issued to Sprague Holdings upon the expiration of the underwriters’ 30-day option period. Irrespective of whether the underwriters exercise their option to purchase additional common units, the total number of common units to be outstanding upon the completion of this offering and the expiration of the option period will not be impacted. Does not include common units that we anticipate will be issued during the twelve months ending September 30, 2012 under the compensation policies that we will adopt following the closing of this offering. Please read “Management—2011 Equity Long Term Incentive Compensation Plan.”
(2)	The number of units notionally represented by the 1.0% general partner interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 99.0%) by the 1.0% general partner interest.

If the minimum quarterly distribution on our common units is not paid with respect to any quarter, the common unitholders will not be entitled to receive such payments in the future except that, during the subordination period, to the extent we distribute cash from operating surplus in any future quarter in excess of the amount necessary to make cash distributions to holders of our common units at the minimum quarterly distribution, we will use this excess cash to pay these arrearages related to prior quarters before any cash distribution is made to holders of subordinated units. See “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period.”

The actual amount of our cash distributions for any quarter is subject to fluctuations based on, among other things, the amount of cash we generate from our business and the amount of reserves our general partner establishes.

We expect to pay our quarterly distributions on or about the 15th day of each February, May, August and November to holders of record on or about the first day of each such month. We will adjust the quarterly distribution for the period from the closing of this offering through December 31, 2011 based on the actual length of the period.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our minimum quarterly distribution of $             per unit each quarter for the four quarters of the twelve months ending September 30, 2012. In those sections, we present the following two tables:

•

“Unaudited Pro Forma Cash Available for Distribution,” in which we present our estimate of the amount of cash we would have had available for distribution for the fiscal year ended December 31, 2010 and the twelve months ended March 31, 2011 based on our unaudited pro forma financial statements that are included in this prospectus.

•

“Estimated Cash Available for Distribution,” in which we demonstrate our anticipated ability to generate the cash available for distribution necessary for us to pay the minimum quarterly distribution on all units for the twelve months ending September 30, 2012.

Unaudited Pro Forma Cash Available for Distribution

The following table illustrates, on a pro forma basis for the year ended December 31, 2010 and the twelve months ended March 31, 2011, cash available to pay distributions, assuming that the Formation Transactions had occurred as of January 1, 2010 and April 1, 2010, respectively.

If we assume that we completed the transactions described under “Prospectus Summary—The Formation Transactions” on January 1, 2010 and April 1, 2010, our pro forma cash available for distribution for the year ended December 31, 2010 and the twelve months ended March 31, 2011 would have been approximately $29.5 million and $33.6 million, respectively. These amounts would have been sufficient to pay the full minimum quarterly distribution on all of the common units but would have been insufficient by approximately $             million and $             million, respectively, to pay the full minimum quarterly distribution on the subordinated units for those periods. See “Our Cash Distribution Policy and Restrictions on Distributions.”

The pro forma financial statements, from which pro forma cash available for distribution is derived, do not purport to present our results of operations had the transactions contemplated in this prospectus, including the Formation Transactions, actually been completed as of January 1, 2010 or April 1, 2010, as applicable. Furthermore, cash available for distribution is a cash accounting concept, while our unaudited pro forma combined financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution stated above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

The footnotes to the table below provide additional information about the pro forma adjustments and should be read along with the table.

Sprague Resources LP

Unaudited Pro Forma Cash Available for Distribution

	Year Ended December 31, 2010		Twelve Months Ended March 31, 2011
	(in thousands)
Pro Forma Net Income		$29,075		$23,542
Add:
Interest expense, net		19,650		20,594
Tax expense		1,303		826
Depreciation and amortization		10,531		10,604

Pro Forma EBITDA(1)		$60,559		$55,566
Add/(deduct):
Unrealized hedging (gain) loss on inventory:
Refined products		(4,241)		4,127
Natural gas		(141)		92

Pro Forma Adjusted EBITDA(1)		$56,177		$59,785

Less:
Cash interest expense, net(2)		$(17,162)		$(17,945)
Cash taxes		(1,303)		(826)
Expansion capital expenditures		(1,439)		(1,197)
Maintenance capital expenditures		(8,148)		(7,489)
Estimated incremental selling, general and administrative expense of being a publicly traded partnership		(2,500)		(2,500)
Add:
Elimination of expense relating to cash incentive payments that would have been paid in common units(3)		2,403		2,589
Borrowings to finance expansion capital expenditures(4)		1,439		1,197

Unaudited Pro Forma Cash Available for Distribution		$29,467		$33,614

Pro Forma Cash Distributions:
Minimum annual distribution per unit (based on a minimum quarterly distribution of $ per unit)
Annual distributions to:
Public common unitholders(5)
Sprague Holdings and affiliates:
Common units
Subordinated units
General partner interest

Total distributions	$		$

Excess (Shortfall)	$		$

Percent of minimum quarterly distributions payable to common unitholders		100%		100%
Percent of minimum quarterly distributions payable to subordinated unitholders		%		%

(1)	EBITDA and adjusted EBITDA are defined in “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
(2)	Our pro forma presentations of cash interest expense, net for the year ended December 31, 2010 and the twelve months ended March 31, 2011 exclude non-cash amortization of debt issuance costs incurred in connection with borrowings under our credit agreement of approximately $2.5 million and $2.6 million, respectively.
(3)	Reflects the deemed substitution of compensation in the form of common units for cash compensation. See note (5) below.

(4)	Because we expect that expansion capital expenditures will primarily be funded through borrowings or the sale of debt or equity securities in the future, we have included borrowings under our new credit agreement to offset our estimated expansion capital expenditures as well as incremental interest expense on these borrowings at an assumed interest rate of 2.70% (assumes LIBOR plus 250 basis points, where LIBOR is approximately 0.20%) for purposes of calculating our pro forma cash available for distribution. Accordingly, our pro forma presentation for the year ended December 31, 2010 reflects the application of assumed borrowings to fund expansion capital expenditures as well as incremental interest expense of $33,000 on these borrowings, and our pro forma presentation for the twelve months ended March 31, 2011 reflects the application of assumed borrowings to fund expansion capital expenditures as well as incremental interest expense of $29,000 on these borrowings.
(5)	Includes common units that would have been issued as compensation under the compensation policies that we will adopt following the closing of this offering. Please read “Management—2011 Equity Long Term Incentive Compensation Plan.” See note (3) above.

Estimated Cash Available for Distribution

We estimate we will generate cash available for distribution of $38.6 million for the twelve months ending September 30, 2012 and will be able to pay the minimum quarterly distribution on all of our common units, subordinated units and the general partner interest for each quarter in that period. In “—Assumptions and Considerations” below, we discuss the material assumptions underlying this belief, which reflect our judgment of conditions we expect to exist and the course of action we expect to take.

When considering our ability to generate cash available for distribution of $38.6 million and how we calculate estimated cash available for distribution, you should keep in mind the risk factors and other cautionary statements under the headings “Risk Factors” and “Forward-Looking Statements,” which discuss factors that could cause our results of operations and cash available for distribution to vary significantly from our estimates.

We do not, as a matter of course, make public projections as to future operations, earnings or other results. However, we have prepared the prospective financial information and related assumptions and conditions set forth below to present the estimated cash available for distribution for the twelve months ending September 30, 2012. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information but, in our view, was prepared on a reasonable basis and reflects the best currently available estimates and judgments and presents, to the best of our knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be considered as indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our auditor, Ernst & Young LLP, nor any other independent public accounting firm has examined, compiled or performed any procedures with respect to the accompanying prospective financial information and accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this prospectus relates to the historical information of our predecessor. It does not extend to the prospective financial information presented below and should not be read to do so. As such, neither Ernst & Young LLP nor any other public accounting firm has expressed an opinion or any other form of assurance in respect of information or its achievability and Ernst & Young LLP assumes no responsibility for and disclaims any association with, the prospective financial institution.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the completion of this offering. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all of our outstanding common units, subordinated units and the general partner interest for each quarter through and including the quarter ending September 30, 2012, should not be regarded as a representation by us, Sprague Holdings, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

Sprague Resources LP

Estimated Cash Available for Distribution

	Twelve Months Ending September 30, 2012
	(in thousands)
Net sales		$4,125,764
Cost of products sold		3,974,792

Gross margin		150,972

Operating costs and expenses
Operating expenses		42,726
Selling, general and administrative(1)		48,314
Depreciation and amortization		11,049

Total operating expenses		102,089

Operating income		$48,883
Tax expense		1,412
Interest expense, net		19,391

Net income		$28,080

Adjustments to reconcile net income to EBITDA:
Add:
Interest expense, net		19,391
Tax expense		1,412
Depreciation and amortization expense		11,049

EBITDA(2)		59,932

Less:
Cash interest expense, net(3)		(17,159)
Cash taxes		(1,412)
Expansion capital expenditures		(610)
Maintenance capital expenditures		(6,309)
Add:
Elimination of non-cash expense relating to incentive payments that are anticipated to be paid in common units(4)		3,523
Borrowings to finance expansion capital expenditures(5)		610

Estimated cash available for distribution		$38,575

Minimum annual distribution per unit (based on a minimum quarterly distribution of $ per unit)
Annual distributions to:
Public common unitholders(6)	$
Sprague Holdings and affiliates:
Common units
Subordinated units
General partner interest

Total distributions to Sprague Holdings

Total distributions to our unitholders and Sprague Holdings (based on a minimum quarterly distribution of $ per unit per year)	$

Excess of cash available for distribution over aggregate annualized minimum quarterly distributions	$

(1)	Includes $2.5 million of incremental annual selling, general and administrative expenses we expect to incur as a result of our being a publicly traded partnership, as well as approximately $3.5 million of non-cash expense relative to incentive payments that we anticipate will be paid in common units. See note (5) below.
(2)	EBITDA is defined in “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” Because it is not reasonably possible to forecast unrealized hedging gains or losses for future periods, we have not projected any such gains or losses for the forecast period. Accordingly, adjusted EBITDA is projected to be equal to EBITDA for the forecast period.
(3)	Cash interest expense, net excludes approximately $2.2 million in non-cash amortization of debt issuance costs anticipated to be incurred in connection with borrowings under our credit agreement. A decrease of $1.00 in the assumed initial public offering price per common unit would cause the net proceeds from the issuance and sale of common units by us to the public to decrease by approximately $ million, which will result in us having an additional approximately $ million in borrowings outstanding under our new credit agreement following the completion of this offering and an additional approximately $ million of estimated cash interest expense, net for the twelve months ending September 30, 2012. A decrease of 1.0 million in the number of common units offered hereby, together with a concomitant $1.00 decrease in the assumed initial public offering price per common unit, would cause the net proceeds from the issuance and sale of common units by us to the public to decrease by approximately $ million, which would result in us having an additional approximately $ million in borrowings outstanding under our new credit agreement following completion of this offering and an additional approximately $ million of estimated cash interest expense, net for the twelve months ended September 30, 2012.
(4)	Eliminates a non-cash charge associated with compensation that is expected to be paid in common units. See note (5) below.
(5)	Because we expect that expansion capital expenditures will primarily be funded through borrowings or the sale of debt or equity securities in the future, we have included borrowings under our new credit agreement to offset our estimated expansion capital expenditures as well as incremental interest expense on these borrowings at an assumed interest rate of 2.70% (assumes LIBOR plus 250 basis points, where LIBOR is approximately 0.20%) for purposes of calculating our pro forma cash available for distribution. Accordingly, our estimated cash available for distribution for the twelve months ending September 30, 2012 reflects the application of assumed borrowings to fund expansion capital expenditures as well as incremental interest expense of $16,000 on these borrowings.
(6)	Includes common units that we anticipate will be issued as compensation during the forecast period under the compensation policies that we will adopt following the closing of this offering. Please read “Management—2011 Equity Long Term Incentive Compensation Plan.” See note (4) above.

Assumptions and Considerations

While we believe that the assumptions below are reasonable, the assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual cash available for distribution that we could generate could be substantially less than currently expected and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on all units, in which case the market price of the common units may decline materially. When reading this section, you should keep in mind the risk factors and other cautionary statements under the headings “Risk Factors” and “Forward Looking Statements.” We do not undertake any obligation to release publicly the results of any future revisions we make to the foregoing or to update the foregoing to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

We believe that, following the completion of the offering, we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through September 30, 2012. Our belief is based on a number of specific assumptions, including the assumptions that:

•

Net sales. Net sales are projected be approximately $4.1 billion for the twelve months ending September 30, 2012, as compared to $2.8 billion and $3.2 billion for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively, in each case on a pro forma basis. We believe net sales for the forecast period will increase primarily as a result of higher commodity prices and, to a lesser extent, higher volumes for refined products.

—

Refined Products. Our refined products net sales for the twelve months ending September 30, 2012 is projected to be approximately $3.8 billion, as compared to $2.4 billion and $2.8 billion for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively, in each case on a pro forma basis. Approximately 90%, or $1.2 billion, of the $1.3 billion increase over the year ended December 31, 2010, on a pro forma basis, is attributable to higher commodity prices. An increase of approximately 66.0 million gallons in sales volumes is estimated to result in the remaining 10% increase in net sales. The increase of $980.7 million over the twelve months ended March 31, 2011, on a pro forma basis, is primarily comprised of a $929.8 million increase attributable to higher commodity prices with the remaining increase in net sales due to an increase of 23.6 million gallons in sales volumes. Approximately 80% of this volume increase is from expected gains in gasoline sales due to our recently entering into additional third-party terminal arrangements. We use the published NYMEX forward price curves for heating oil and Reformulated Blendstock for Oxygenate Blending, or RBOB, along with the residual fuel oil forward swaps prices as of May 9, 2011 as the underlying basis to forecast the anticipated prices at which we will sell our refined products. These base prices are adjusted for gross margin plus other costs associated with our anticipated points of sale, which are applied on a consistent basis.

—

Natural Gas. Our natural gas net sales for the twelve months ending September 30, 2012 is projected to be approximately $316.4 million, as compared to $343.2 million and $330.0 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively, in each case on a pro forma basis. The decrease of $26.8 million, or 8%, over the year ended December 31, 2010, on a pro forma basis, is estimated to be primarily a result of lower sales volumes of 5% leading to a $29.4 million decrease in net sales. This reduction is slightly offset by an expected $2.6 million increase due to higher natural gas prices. The decrease of $13.6 million over the twelve months ended March 31, 2011, on a pro forma basis, is comprised of a 4.3 Bcf decline in sales volumes leading to a reduction in net sales of $15.4 million, partially offset by a $1.7 million increase from higher natural gas prices. The volume decrease is a result of an expected decline in our wholesale supply sales volumes with limited margin impact. We use the published NYMEX forward price curve, as of May 9, 2011, as the underlying basis to forecast the anticipated prices at which we will sell our natural gas, with adjustments for gross margin and other costs associated with our anticipated points of sale, which are applied on a consistent basis.

—

Materials Handling. Our materials handling net sales for the twelve months ending September 30, 2012 is projected to be approximately $44.4 million, as compared to $46.7 million and $44.1 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively, in each case on a pro forma basis. Volumes in our materials handling segment are expected to be substantially the same as volumes for the year ended December 31, 2010 and twelve months ended March 31, 2011, in each case on a pro forma basis. Our existing contracts were used as the basis to estimate our net sales for fee-based materials handling services.

•

Adjusted Gross Margin. Because it is not reasonably possible to forecast unrealized hedging gains or losses for future periods, gross margin is projected to be the same as adjusted gross margin for the twelve months ending September 30, 2012. Adjusted gross margin is projected to be approximately

$151.0 million for the twelve months ending September 30, 2012. Our adjusted gross margin for the year ended December 31, 2010 and the twelve months ended March 31, 2011 was $136.5 million and $141.1 million, respectively, in each case on a pro forma basis.

—

Refined Products. Our refined products adjusted gross margin for the twelve months ending September 30, 2012 is projected to be approximately $96.4 million, as compared to $99.7 million and $101.0 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively, in each case on a pro forma basis. The decrease of $3.4 million, or 3%, over the year ended December 31, 2010, on a pro forma basis, is comprised of a decrease of $8.6 million attributable to a decrease in adjusted unit gross margin which is partially offset by a 5% increase in volumes contributing an additional $5.2 million to adjusted gross margin. The decrease of $4.6 million, or 5%, over the twelve months ended March 31, 2011, on a pro forma basis, is comprised of a decrease of $6.4 million attributable to a decrease in adjusted unit gross margin which is partially offset by a 2% increase in volumes contributing an additional $1.8 million. The increase in volumes is primarily due to an increase in gasoline volumes.

—

Natural Gas. Our natural gas adjusted gross margin for the twelve months ending September 30, 2012 is projected to be approximately $24.4 million, as compared to $6.5 million and $9.7 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively, in each case on a pro forma basis. The increase of $17.9 million, or 275%, over the year ended December 31, 2010, on a pro forma basis, is comprised of an increase of $18.5 million attributable to an increase in adjusted unit gross margin which is partially offset by a 9% decrease in volumes negatively impacting adjusted gross margin by $0.6 million. The increase of $14.7 million, or 152%, over the twelve months ended March 31, 2011, on a pro forma basis, is comprised of an increase of $15.2 million attributable to an increase in adjusted unit gross margin which is partially offset by a 5% decrease in volumes negatively impacting adjusted gross margin by $0.5 million. The significantly improved natural gas adjusted gross margin for the forecast period relates to a material underperformance in our supply sourcing and hedging activities in 2010 primarily due to fundamental market changes resulting from factors such as the substantial growth of shale-based production (e.g. the Marcellus Shale). These factors led to material basis losses in the hedge positions that were historically used to hedge our forward sales requirements. In addition, losses on discretionary trading positions were recorded during 2010. The changing market dynamics has now led to more opportunities to hedge our forward sales requirements with either physical deliveries or financial positions, thereby materially reducing the basis risk. Additionally, we no longer enter into discretionary natural gas trading positions as part of our risk management practices and business strategy, other than positions related to a legacy storage asset (0.5 Bcf capacity) under contract through March 2012.

—

Materials Handling. Our materials handling gross margin for the twelve months ending September 30, 2012 is projected to be approximately $30.2 million, as compared to $30.3 million and $30.4 million for the year ended December 31, 2010 and twelve months ended March 31, 2011, respectively, in each case on a pro forma basis. This is based on existing contracts and contracts entered into subsequent to March 31, 2011 as well as forecasted growth in gypsum, asphalt and clay slurry products, partially offset by an expected decline in pulp and salt product volumes.

•

Cost of Products Sold. Cost of products sold is a function of the forecasted net sales and the forecasted adjusted gross margin as determined above. Our cost of products sold is projected to be approximately $4.0 billion for the twelve months ending September 30, 2012, as compared to $2.7 billion and $3.0 billion for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively, in each case on a pro forma basis. We believe cost of products sold for the forecast period will increase primarily as a result of higher commodity prices.

•	Operating Expenses. Operating expenses for the twelve months ending September 30, 2012 are projected to be approximately $42.7 million, as compared to $41.1 million and $41.5 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively, in each case on a pro forma basis. The increase in operating expenses for the twelve months ending September 30, 2012 as compared to the year ended December 31, 2010 and the twelve months ended March 31, 2011, in each case on a pro forma basis, is primarily due to inflation-related period over period expense increases.

•

Depreciation and Amortization. Depreciation and amortization expenses for the twelve months ending September 30, 2012 are projected to be approximately $11.0 million, as compared to $10.5 million and $10.6 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively, in each case on a pro forma basis. The increase in depreciation and amortization expenses for the twelve months ending September 30, 2012 as compared to the year ended December 31, 2010 and the twelve months ended March 31, 2011, in each case on a pro forma basis, is primarily due to depreciation and amortization related to planned capital expenditures at our terminals and on our truck fleet.

•

Selling, General and Administrative Expenses. Our selling, general and administrative expenses for the twelve months ending September 30, 2012 is projected to be approximately $48.3 million. Our selling, general and administrative expenses for the year ended December 31, 2010 and the twelve months ended March 31, 2011 were $40.1 million and $40.7 million, respectively, in each case on a pro forma basis. The increase of selling, general and administrative expenses for the twelve months ending September 30, 2012 is due to higher incentive compensation in the forecasted period resulting from higher earnings during that period, anticipated incremental annual selling, general and administrative expenses as a result of being a publicly traded partnership, and inflation-related period-over-period expense increases.

•

Interest Expense, Net. Interest expense, net for the twelve months ending September 30, 2012 is projected to be approximately $19.4 million. Interest expense, net for the year ended December 31, 2010 and the twelve months ended March 31, 2011 was $19.7 million and $20.6 million, respectively, in each case on a pro forma basis. We expect that interest expense, net will decrease in the forecast period based on borrowings under our new credit agreement that will bear a lower variable interest rate and commitment fees than our current credit agreement. This decrease is partially offset by the financing of increased working capital requirements primarily due to forecasted higher commodity prices.

•

Cash Interest Expense, Net. Cash interest expense, net excludes approximately $2.2 million, $2.5 million and $2.6 million in non-cash amortization of debt issuance costs incurred in connection with borrowings under our credit agreement for the twelve months ended September 30, 2012, the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively, in each case on a pro forma basis.

•

Expansion Capital Expenditures. Our expansion capital expenditures are projected to be approximately $0.6 million for the twelve months ending September 30, 2012. Our expansion capital expenditures in the year ended December 31, 2010 and the twelve months ended March 31, 2011 were $1.4 million and $1.2 million, respectively, in each case on a pro forma basis. We intend to fund expansion capital expenditures during the forecast period with borrowings under the $200.0 million acquisition facility in our new credit agreement.

•

Maintenance Capital Expenditures. Our maintenance capital expenditures for the twelve months ending September 30, 2012 are projected to be approximately $6.3 million, as compared to maintenance capital expenditures of $8.1 million and $7.5 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively, in each case on a pro forma basis. The forecasted maintenance capital expenditures for the period ending September 30, 2012 are primarily to fund planned capital expenditures at our terminals and on our truck fleet. Maintenance capital expenditures were higher in the year ended December 31, 2010 and the twelve months ended March 31, 2011, in each case on a pro forma basis, due to unplanned maintenance and upgrades for asphalt and residual fuel oil tanks at three of our terminals.

•

New Bedford Terminal. Our projection assumes that the sale of the New Bedford terminal by Sprague Massachusetts LLC to a third party will not be consummated during the forecast period. The New Bedford terminal is subject to a purchase and sale agreement pursuant to which a third party may acquire the terminal from Sprague Massachusetts Properties LLC. The acquisition is subject to certain conditions that are beyond the control of Sprague Massachusetts Properties LLC. Subject to those conditions, the acquisition may be consummated on or before January 5, 2013, unless extended, at the option of the buyer, to a date on or before January 5, 2016. In the event that such sale is consummated, our operating lease with Sprague Massachusetts Properties LLC will automatically terminate. We will not receive any proceeds from a sale of the New Bedford Terminal. We have been advised by Sprague Massachusetts Properties LLC that it does not believe that the sale will be consummated prior to September 30, 2012. Please read “Certain Relationships and Related Party Transactions—New Bedford Terminal Operating Agreement.” In light of its relatively small capacity and our ability to shift business to other terminals, we do not believe a termination of our operating lease would adversely impact our business, financial position, results of operations or ability to make quarterly distributions to our unitholders.

•

General. Our projections assume that actual heating degree days will equal normal heating degree days for such period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How Management Evaluates Our Results of Operations—Heating Degree Days.” Additionally, we assume that no material accidents, releases or similar unanticipated material events occur during the twelve months ending September 30, 2012. Furthermore, we assume that there are no major adverse changes in the oil or natural gas markets and that the market, regulatory and overall economic conditions do not change substantially.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions. This summary assumes that we do not issue additional classes of equity interests. Statements of percentages of cash and allocations of gain and loss paid or allocated to our general partner and Sprague Holdings assume that our general partner maintains its 1.0% general partner interest and that Sprague Holdings does not transfer the incentive distribution rights.

Distributions of Available Cash

General

Within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2011, we intend to make cash distributions to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through December 31, 2011 based on the actual length of the period.

Intent to Distribute the Minimum Quarterly Distribution

We will distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $             per unit, or $             per unit per year, to the extent we have sufficient cash available for distribution. Our partnership agreement permits us to borrow to make distributions, but we are not required to do so. Accordingly, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is ultimately determined by the board of directors of our general partner. We may be prohibited from making any distributions to unitholders by agreements governing the indebtedness we expect to have immediately following the closing of this offering and any future indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement” for a discussion of the restrictions included in our new credit agreement that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights

As of the date of this offering, our general partner will be entitled to 1.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. Our general partner’s initial 1.0% interest in distributions will be reduced if we issue additional units in the future (other than the issuance of common units upon the exercise by the underwriters of their option to purchase additional common units, the issuance of common units to Sprague Holdings upon the expiration of the underwriters’ option to purchase additional common units, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us to maintain its 1.0% general partner interest.

Sprague Holdings currently holds all of the incentive distribution rights, which entitle it to receive increasing percentages, up to a maximum of 49.0%, of the cash we distribute from operating surplus (as defined below) in excess of $             per unit per quarter. The maximum distribution of 49.0% does not include any distributions that Sprague Holdings may receive on common units or subordinated units that it owns or through our general partner as a result of general partner interest that it owns. See “—Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed will be characterized as either being paid from “operating surplus” or “capital surplus.” We distribute cash from operating surplus differently than we would distribute cash from capital surplus. Operating surplus distributions will be made to our unitholders and our general partner and, if we make quarterly distributions above the first target distribution level described above, the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus, but any capital surplus distribution would be made pro rata to our general partner and all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

Operating Surplus

Operating surplus for any period generally consists of:

•	$ million (as described below); plus

•

All of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as described below) and the termination prior to the stated maturity of derivative contracts hedging our commodity, interest rate, basis or currency risk with an original term of more than one year (provided that cash receipts from the termination of any derivative contracts hedging our interest rate or currency risk with an original term of more than one year shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such derivative contracts); plus

•	Working capital borrowings made after the end of the period but before the date of determination of operating surplus for the period; plus

•

Cash distributions paid in respect of equity interests issued by us after this offering (including incremental distributions on incentive distribution rights) to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service or the date it is abandoned or disposed of; plus

•

Cash distributions paid in respect of equity interests issued by us after this offering (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above; less

•	Our operating expenditures (as described below) after the closing of this offering; less

•	The amount of cash reserves established by the board of directors of our general partner to provide funds for future operating expenditures.

Working capital borrowings are borrowings used for working capital purposes, including the purchase of inventory and other current assets, to fund current liabilities and to pay distributions to unitholders, and specifically excluding any borrowings for the purchase of property, plant and equipment or capital improvements, made in the ordinary course of business pursuant to a credit agreement, commercial paper facility or similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such a working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $             million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of partnership interests and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus would be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

Operating expenditures generally means all of our cash expenditures, including taxes, reimbursement or payments of expenses incurred by our general partner or its affiliates on our behalf (including pursuant to our services agreement), interest payments, payments made in the ordinary course of business under derivative contracts hedging our commodity, interest rate, basis or currency risk (provided that (1) with respect to amounts paid in connection with the initial purchase of any derivative contract hedging our interest rate or currency risk with an original term of more than one year, such amounts will be amortized over the life of the applicable derivative contract, (2) payments made in connection with the termination of any derivative contract hedging our interest rate or currency risk with an original term of more than one year prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such derivative contract and (3) fees paid in connection with the incurrence of long-term debt or the entering into a long-tem debt facility will be included in operating expenditures in equal quarterly installments over the initial term of the debt or facility), repayments of working capital borrowings and maintenance capital expenditures, provided that operating expenditures will not include:

•	Repayments of working capital borrowings, if such working capital borrowings were outstanding for twelve months, not repaid, but deemed repaid, thus decreasing operating surplus at such time;

•	Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings;

•	Expansion capital expenditures;

•	Investment capital expenditures;

•	Payment of transaction expenses relating to interim capital transactions (as described below);

•	Distributions with respect to our units, the general partner interest or the incentive distribution rights; or

•	Repurchases of any equity interest, other than repurchases to satisfy obligations under employee benefit plans.

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Maintenance capital expenditures represent capital expenditures made to replace assets, to maintain the long-term operating capacity of our assets or other capital expenditures that are incurred in maintaining long-term operating capacity of our assets or our operating income. Costs for repairs and minor renewals to maintain facilities in operating condition that do not extend the useful life of existing assets will be treated as maintenance expenses as we incur them. Examples of maintenance capital expenditures are expenditures required to maintain equipment reliability, terminal integrity and safety and to address environmental laws and regulations.

Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our assets or our operating income whether through construction or acquisition. Examples of expansion capital expenditures include the acquisition of equipment and the development or acquisition of additional storage capacity, to the extent such capital expenditures are expected to expand our operating capacity or our operating income. Expansion capital expenditures will also include interest (and related fees) on debt incurred to finance all or any portion of the construction of such a capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the date such capital improvement commences commercial service or the date that it is abandoned or disposed of.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing operating capacity or operating income, but which are not expected to expand for the long-term our operating capacity or operating income.

As described above, none of our investment capital expenditures or expansion capital expenditures will be included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, replacement or improvement of a capital asset in respect of the period that begins when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital asset commences commercial service or the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Cash losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash gains from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Where capital expenditures are made in part for maintenance, expansion or investment purposes and in part for other purposes, the board of directors of our general partner shall determine the allocation between the amounts paid for each. The officers and directors of our general partner will determine how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of cash in excess of our cumulative operating surplus. Accordingly, capital surplus would generally be generated only by the following, which we refer to as “interim capital transactions”:

•	Borrowings other than working capital borrowings;

•	Sales of our equity interests and debt securities; and

•

Sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions

We treat all cash distributed as coming from operating surplus until the sum of all cash distributed from the closing of this offering equals the operating surplus as of the most recent date of determination. The characterization of cash distributions as operating surplus versus capital surplus does not result in a different impact to unitholders for U.S. federal tax purposes. See “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Treatment of Distributions” for a discussion of the tax treatment of cash distributions.

Subordination Period

General

During the subordination period (which we describe below), the common units will have the right to receive distributions of cash from operating surplus each quarter in an amount equal to $             per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of cash from operating surplus may be made on the subordinated units. Furthermore, no arrearages will accrue or be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Definition of Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and expire the second business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending September 30, 2014, if each of the following has occurred:

•

Quarterly distributions from operating surplus on each outstanding common and subordinated unit and the corresponding distribution on our general partner’s 1.0% interest equaled or exceeded the minimum quarterly distribution in respect of each of the prior twelve consecutive quarters;

•

Operating surplus generated in respect of such twelve consecutive quarters (including operating surplus generated by increases in working capital borrowings and treating any drawdowns from cash reserves established in prior periods as cash received during such quarters but excluding the $             million basket contained in the definition of operating surplus) equaled or exceeded the aggregate amount of distributions made in respect of such quarters; and

•

The conflicts committee of the board of directors of our general partner, which we refer to as the conflicts committee, or the board of directors of our general partner based on the recommendation of the conflicts committee, must determine that we will be able to maintain or increase our quarterly distribution per unit from operating surplus for the four succeeding quarters.

For purposes of the foregoing determination set forth in the third bullet point above, operating surplus shall not include working capital borrowings made in a period but not used to fund operating expenditures or distributions during such period. The determination that we reasonably should be expected to maintain or increase our quarterly distribution per unit from operating surplus in respect of each of the four succeeding quarters shall be based upon projections and estimates related to such four succeeding quarters that shall not include any net increase in working capital borrowings (comparing the balance as of the date prior to such quarters to the expected balance as of the end of such quarters) other than those reasonably related to growth or other change in our business or an increase in our distributions expected to occur during such quarters. Our partnership agreement provides that either the conflicts committee, or the board itself based on the recommendation of the conflicts committee, shall make the determination of whether and when the subordination period has expired.

The partnership agreement provides that the requirements could first be satisfied in connection with a distribution of cash in respect of the quarter ending September 30, 2014 and, if not satisfied in respect of that quarter, could be satisfied on any date thereafter. In addition, the subordination period will expire upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

Effect of End of the Subordination Period

Upon expiration of the subordination period, any outstanding arrearages in payment of the minimum quarterly distribution on the common units will be extinguished (not paid), each outstanding subordinated unit will immediately convert into one common unit and will thereafter participate pro rata with the other common units in distributions.

Distributions of Cash From Operating Surplus During the Subordination Period

Distributions from operating surplus with respect to any quarter during the subordination period will be made in the following manner:

•

First, 99.0% to the common unitholders, pro rata, and 1.0% to our general partner, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•

Second, 99.0% to the subordinated unitholders, pro rata, and 1.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions of Cash From Operating Surplus After the Subordination Period

Distributions from operating surplus in respect of any quarter after the subordination period will be made in the following manner:

•	First, 99.0% to all unitholders, pro rata, and 1.0% to our general partner, until we distribute for each unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

General Partner Interest

As of the date of this offering, our general partner will be entitled to 1.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 1.0% interest in distributions may be reduced if we issue additional units in the future (other than the issuance of common units upon the exercise by the underwriters of their option to purchase additional common units, the issuance of common units to Sprague Holdings upon the expiration of the underwriters’ option to purchase additional common units, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 1.0% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash and our general partner may fund its capital contribution by the contribution to us of common units or other property.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (14.0%, 24.0% and 49.0%) of quarterly distributions of cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Sprague Holdings will initially hold the incentive distribution rights but may transfer these rights, subject to restrictions in our partnership agreement.

If for any quarter:

•

We have distributed cash from operating surplus to the common unitholders, subordinated unitholders (if any) and the corresponding distribution on our general partner’s 1.0% interest in an amount equal to the minimum quarterly distribution; and

•	We have distributed cash from operating surplus to the common unitholders in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then additional distributions from operating surplus for that quarter will be made in the following manner:

•	First, 99.0% to all unitholders, pro rata, and 1.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

Second, 85.0% to all unitholders, pro rata, 1.0% to our general partner and 14.0% to the holders of incentive distribution rights, pro rata, until each unitholder receives a total of $             per unit for that quarter (the “second target distribution”);

•

Third, 75.0% to all unitholders, pro rata, 1.0% to our general partner and 24.0% to the holders of incentive distribution rights, pro rata, until each unitholder receives a total of $             per unit for that quarter (the “third target distribution”); and

•	Thereafter, 50.0% to all unitholders, pro rata, 1.0% to our general partner and 49.0% to the holders of incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

Percentage Allocations of Cash Distributions From Operating Surplus

The following table illustrates the percentage allocations of cash distributions from operating surplus between the unitholders, our general partner and the holders of the incentive distribution rights, based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Cash Distributions” are the percentage interests of our general partner, the incentive distribution right holders and the unitholders in any cash distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution per Unit Target Amount.” The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

	Total Quarterly Distribution per Unit Target Amount	Marginal Percentage Interest in Cash Distributions
		Unitholders	General Partner	Incentive Distribution Rights Holders
Minimum Quarterly Distribution		$99.0%	1.0%	—
First Target Distribution	above $ up to $	99.0%	1.0%	—
Second Target Distribution	above $ up to $	85.0%	1.0%	14.0%
Third Target Distribution	above $ up to $	75.0%	1.0%	24.0%
Thereafter	above $	50.0%	1.0%	49.0%

Sprague Holdings’ Right to Reset Incentive Distribution Levels

The holder or holders of a majority of our incentive distribution rights (initially Sprague Holdings) have the right under our partnership agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to such holders would be set. Such incentive distribution rights may be transferred at any time. The right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. Any election to reset the minimum quarterly distribution amount and the target distribution levels shall be subject to the prior written concurrence of our general partner that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that Sprague Holdings would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to it.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by holders of our incentive distribution rights of incentive distribution payments based on the target cash distributions prior to the reset, the holder of incentive distribution rights will be entitled to receive an aggregate number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by such holders for the two quarters prior to the reset event, as compared to the average cash distributions per common unit during this period. We will also issue an additional general partner interest to our general partner in order to maintain the general partner interest it had in us immediately prior to the reset election.

The number of common units that the holders of incentive distribution rights would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by such holders in respect of their incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our cash available for distribution from operating surplus for each quarter thereafter as follows:

•	First, 99.0% to all unitholders, pro rata, and 1.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

Second, 85.0% to all unitholders, pro rata, 1.0% to our general partner and 14.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

Third, 75.0% to all unitholders, pro rata, 1.0% to our general partner and 24.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	Thereafter, 50.0% to all unitholders, pro rata, 1.0% to our general partner and 49.0% to the holders of the incentive distribution rights, pro rata.

The following table illustrates the percentage allocation of cash available for distribution from operating surplus between the unitholders, our general partner and the holders of the incentive distribution rights at various cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the closing of this offering, as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $            .

	Total Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Cash Distributions			Quarterly Distribution per Unit following Hypothetical Reset
		Unitholders	General Partner	Incentive Distribution Rights Holders
Minimum Quarterly Distribution		$99.0%	1.0%	—	$
First Target Distribution	above $ up to $	99.0%	1.0%	—	up to $ (1)
Second Target Distribution	above $ up to $	85.0%	1.0%	14.0%	above $ up to $ (2)
Third Target Distribution	above $ up to $	75.0%	1.0%	24.0%	above $ up to $ (3)
Thereafter	above $	50.0%	1.0%	49.0%	above $ (3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of cash available for distribution from operating surplus that would be distributed to the unitholders, the general partner and the holders of the incentive distribution rights based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The table assumes that, immediately prior to the reset, there would be              common units outstanding, our general partner has maintained its 1.0% general partner interest and the average distribution to each common unit is $             for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

	Quarterly Distribution per Unit Prior to Reset	Common Unitholders Cash Distributions Prior to Reset	Additional Common Units	General Partner and Incentive Distribution Rights Holders Cash Distributions Prior to Reset			Total Distributions
				1.0% General Partner	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	$	$	—	$	$	$	$
First Target Distribution			—
Second Target Distribution			—
Third Target Distribution			—
Thereafter			—

		$	—	$	$	$	$

The following table illustrates the total amount of cash available for distribution from operating surplus that would be distributed to the unitholders, the general partner and the holders of the incentive distribution rights with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be              common units outstanding, our general partner’s 1.0% interest has been maintained and the average distribution to each common unit is $            . The number of additional common units was calculated by dividing (x) $             as the average of the amounts received by the incentive distribution rights holders in respect of their incentive distribution rights, for the two quarters prior to the reset as shown in the table above by (y) the $             of cash available for distribution from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

	Quarterly Distribution per Unit After Reset	Common Unitholders Cash Distributions After Reset	Additional Common Units		General Partner and Incentive Distribution Rights Holders Cash Distributions After Reset			Total Distributions
					1.0% General Partner	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	$	$	$		$	$	$	$
First Target Distribution				—
Second Target Distribution				—
Third Target Distribution				—
Thereafter				—

		$		$	$	$	$	$

The holders of a majority of our incentive distribution rights will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Distributions from capital surplus, if any, will be made in the following manner:

•	First, 99.0% to all unitholders, pro rata, and 1.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

•

Second, 99.0% to the common unitholders, pro rata, and 1.0% to our general partner, until we distribute for each common unit an amount of cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution; and

•	Thereafter, we will make all distributions of cash from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the unit, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for Sprague Holdings to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

If we reduce the minimum quarterly distribution and the target distribution levels to zero, all future distributions from operating surplus will be made such that 50.0% is paid to all unitholders, pro rata, and 1.0% is paid to our general partner and 49.0% is paid to the holders of the incentive distribution rights, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus or a reset of target distribution levels, if we combine our units into a lesser number of units or subdivide our units into a greater number of units, we will proportionately adjust:

•	The minimum quarterly distribution;

•	The target distribution levels;

•	The initial unit price, as described below under “—Distributions of Cash Upon Liquidation;” and

•	The per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price (as described below) would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. We will not make any adjustment to the minimum quarterly distribution, the target distribution levels or the initial unit price by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, we or any of our subsidiaries (other than our existing corporate subsidiary, Sprague Energy Solutions, Inc.) is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is cash available for distribution for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholdings taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (1) cash available for distribution for that quarter, plus (2) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders, our general partner and the holders of our incentive distribution rights in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by a unitholder to us for their units, which we refer to as the “initial unit price” for each unit. The initial unit price for the common units will be the price paid for the common units issued in this offering. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

Manner of Adjustments for Gain

If our liquidation occurs before the end of the subordination period, we will allocate any gain to the unitholders in the following manner:

•	First, to our general partner to the extent of certain prior losses specially allocated to our general partner;

•

Second, 99.0% to the common unitholders, pro rata, and 1.0% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

Third, 99.0% to the subordinated unitholders, pro rata, and 1.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of: (1) the initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

Fourth, 99.0% to all unitholders, pro rata, and 1.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 99.0% to the unitholders, pro rata, and 1.0% to our general partner, for each quarter of our existence;

•

Fifth, 85.0% to all unitholders, pro rata, 1.0% to our general partner and 14.0% to the holders of the incentive distribution rights, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, 1.0% to our general partner and 14.0% to the holders of the incentive distribution rights for each quarter of our existence;

•

Sixth, 75.0% to all unitholders, pro rata, and 1.0% to our general partner and 24.0% to the holders of the incentive distribution rights, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, 1.0% to our general partner and 24.0% to the holders of the incentive distribution rights for each quarter of our existence; and

•	Thereafter, 50.0% to all unitholders, pro rata, 1.0% to our general partner and 49.0% to the holders of the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the first bullet point above and all of the second bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner, the holders of the incentive distribution rights and the unitholders in the following manner:

•

First, 99.0% to holders of subordinated units in proportion to the positive balances in their capital accounts and 1.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•

Second, 99.0% to the holders of common units in proportion to the positive balances in their capital accounts and 1.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts Upon Issuance of Additional Units

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we generally will allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders, the holders of the incentive distribution rights and our general partner in the same manner as we allocate gain upon liquidation. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table presents selected historical consolidated financial and operating data of our predecessor, Sprague Energy Corp., as of the dates and for the periods indicated. The selected historical consolidated financial data presented as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 are derived from audited historical consolidated balance sheets of Sprague Energy Corp. that are not included in this prospectus. The selected historical consolidated financial data presented as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are derived from the audited historical consolidated financial statements of Sprague Energy Corp. that are included elsewhere in this prospectus. The selected historical consolidated financial data presented as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 are derived from the unaudited historical condensed consolidated financial statements of Sprague Energy Corp. that are included elsewhere in this prospectus. The selected historical consolidated financial data presented as of March 31, 2010 are derived from the unaudited historical condensed consolidated financial statements of Sprague Energy Corp. that are not included in this prospectus.

The selected pro forma consolidated financial data presented for the year ended December 31, 2010 and as of and for the three months ended March 31, 2011 are derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. Our unaudited pro forma consolidated financial statements give pro forma effect to:

•	The contribution to Sprague Holdings by Axel Johnson of all of the ownership interests in our predecessor;

•	The conversion of our predecessor into Sprague Operating Resources LLC, which will be our operating subsidiary;

•	The distribution to Sprague Holdings by Sprague Operating Resources LLC of certain of its assets and liabilities that will not be a part of us, including:

•	$ million of accounts receivable;

•	certain deferred tax assets and deferred tax liabilities;

•	our predecessor’s 50% equity interest in Kildair; and

•	the terminal assets and liabilities associated with our predecessor’s terminals located in New Bedford, Massachusetts; Portsmouth, New Hampshire, and Bucksport, Maine;

•	The issuance by us to our general partner of a 1.0% general partner interest in us and a capital contribution to us by our general partner;

•

The contribution to us by Sprague Holdings of all of the membership interests in Sprague Operating Resources LLC in exchange for the issuance by us to Sprague Holdings of              common units,              subordinated units and the incentive distribution rights;

•	The issuance and sale by us, and the sale by Sprague Holdings, of and common units, respectively, to the public, representing an aggregate % limited partner interest in us;

•	Our entry into a new credit agreement as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Agreement”; and

•	The application of the net proceeds from the issuance and sale of common units by us as described in “Use of Proceeds”.

The unaudited pro forma consolidated balance sheet assumes the items listed above occurred as of March 31, 2011. The unaudited pro forma consolidated income statements for the year ended December 31, 2010 and for the three months ended March 31, 2011 assume the items listed above occurred as of January 1, 2010.

For a detailed discussion of the summary historical consolidated financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds,” “Prospectus Summary—The Formation Transactions,” the audited historical consolidated financial statements of Sprague Energy Corp. and our unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Among other things, the historical consolidated and unaudited pro forma consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents the non-GAAP financial measures EBITDA and adjusted EBITDA, which we use in our business as they are important supplemental measures of our performance. We define and explain these measures under “—Non-GAAP Financial Measures” and reconcile them to net income, their most directly comparable financial measure calculated and presented in accordance with GAAP.

	Predecessor Historical							Partnership Pro Forma(1)(2)
	Year Ended December 31,					Three Months Ended March 31,		Year Ended December 31, 2010		Three Months Ended March 31, 2011
	2006	2007	2008	2009	2010	2010	2011
	(audited)					(unaudited)		(unaudited)
	(in thousands, except per unit data and operating data)
Statement of Income Data:

Net sales	$3,194,897	$3,848,657	$4,156,442	$2,460,115	$2,817,191	$924,621	$1,265,816		$2,817,191		$1,265,816
Cost of products sold	3,047,787	3,744,982	4,005,305	2,313,644	2,676,301	873,815	1,219,036		2,676,301		1,219,036

Gross margin	147,110	103,675	151,137	146,471	140,890	50,806	46,780		140,890		46,780

Operating expenses	42,435	43,014	46,761	44,448	41,102	10,279	10,639		41,102		10,639
Selling, general and administrative	45,671	38,300	49,687	47,836	40,625	11,481	12,945		40,123 (3)		11,771 (3)
Depreciation and amortization	11,201	11,470	11,020	10,615	10,531	2,561	2,634		10,531		2,634

Total operating costs and expenses	99,307	92,784	107,468	102,899	92,258	24,321	26,218		91,756		25,044

Operating income	47,803	10,891	43,669	43,572	48,632	26,485	20,562		49,134		21,736
Other income	56	1,358	159	—	894	—	—		894		—
Interest income	1,830	1,603	1,181	383	503	88	185		503		185
Interest expense	(26,373)	(24,879)	(24,120)	(20,809)	(21,897)	(5,130)	(6,327)		(20,153)		(5,750)

Income before income taxes and equity in net income (loss) of foreign affiliate	23,316	(11,027)	20,889	23,146	28,132	21,443	14,420		30,378		16,171
Income tax provision(4)	(9,575)	4,017	(8,833)	(11,843)	(10,288)	(8,758)	(5,981)		(1,303)		(1,519)

Income before equity in net income (loss) of foreign affiliate	13,741	(7,010)	12,056	11,303	17,844	12,685	8,439		29,075		14,652
Equity in net income (loss) of foreign affiliate	—	(86)	9,416	8,441	(2,123)	(467)	(1,852)		—		—

Net income (loss)	$13,741	$(7,096)	$21,472	$19,744	$15,721	$12,218	$6,587		$29,075		$14,652

EBITDA (unaudited)(5)	$59,060	$23,633	$64,264	$62,628	$57,934	$28,579	$21,344		$60,559		$24,370
Adjusted EBITDA (unaudited)(5)	$51,347	$36,329	$56,295	$77,605	$53,552	$20,591	$21,958		$56,177		$24,984
Pro forma net income per limited partner unit								$		$
Weighted average limited partner units outstanding

	Predecessor Historical							Partnership Pro Forma(1)(2)
	Year Ended December 31,					Three Months Ended March 31,		Year Ended December 31, 2010	Three Months Ended March 31, 2011
	2006	2007	2008	2009	2010	2010	2011
	(audited)					(unaudited)		(unaudited)
	(in thousands, except per unit data and operating data)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(69,687)	$105,017	$(43,549)	$159,074	$24,997	$76,057	$(2,802)
Investing activities	(24,053)	(49,836)	(3,521)	(7,702)	(9,387)	(1,224)	(323)
Financing activities	91,496	(19,970)	(661)	(147,513)	(17,162)	(68,947)	1,289
Other Financial and Operating Data (unaudited):
Capital expenditures(6)	$17,681	$12,181	$4,259	$7,237	$9,587	$1,224	$323
Normal heating degree days(7)	6,752	6,752	6,788	6,752	6,752	3,275	3,275
Actual heating degree days(7)	5,983	6,767	6,622	6,912	6,117	2,952	3,370
Variance from normal heating degree days	(11.4)%	0.2%	(2.4)%	2.4%	(9.4)%	(9.9)%	2.9%
Variance from prior period actual heating degree days	(10.7)%	13.1%	(2.1)%	4.4%	(11.5)%	(14.4)%	14.2%
Total refined products volumes (barrels)	41,441	45,686	36,194	29,298	29,797	10,198	11,200
Variance from refined products volume from prior period	(16.8)%	10.2%	(20.8)%	(19.1)%	1.7%	(12.2)%	9.8%
Total natural gas volumes (MMBtus)	145,791	111,774	99,348	99,121	96,588	27,204	23,233
Variance from natural gas volume from prior year	(14.2)%	(23.3)%	(11.1)%	(0.2)%	(2.6)%	(17.7)%	(14.6)%
Balance Sheet Data (at period end):
Cash and cash equivalents	$13,993	$49,204	$1,453	$5,325	$3,854	$11,264	$2,063		$421
Property, plant and equipment, net	109,094	110,980	105,137	102,949	103,461	101,883	101,447		95,712
Total assets	987,593	1,055,498	973,895	843,517	867,995	705,545	834,292		693,934
Total debt	553,100	509,493	503,335	373,215	408,304	304,784	409,849		342,896
Total liabilities	858,271	911,430	809,187	657,104	697,811	500,314	650,041		561,026
Total stockholder’s/partners’ equity	129,322	144,068	164,708	186,413	170,184	205,231	184,251		132,908

(1)	Pro forma amounts reflect deferred debt issuance costs of $3.9 million anticipated to be incurred in connection with entering into our new credit agreement and the resulting decrease in interest expense of $0.6 million and $1.7 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively.
(2)	Pro forma amounts reflect adjustments to reduce selling, general and administrative expenses, including Axel Johnson corporate overhead charges, by $0.5 million and $1.2 million for the year ended December 31, 2010 and three months ended March 31, 2011, respectively.
(3)	Pro forma, selling, general and administrative expenses do not give effect to annual incremental selling, general and administrative expenses of approximately $2.5 million that we expect to incur as a result of being a publicly traded partnership.
(4)	Prior to the consummation of this offering, our corporate predecessor prepared its income tax provision as if it filed a consolidated federal income tax return and state tax returns as required. Commencing with the closing of this offering, all of our subsidiaries other than Sprague Energy Solutions Inc. will be treated as pass through entities for federal income tax purposes. For these pass through entities, all income, expenses, gains, losses and tax credits generated flow through to their owners and, accordingly, do not result in a provision for income taxes in our financial statements. Income from activities conducted by Sprague Energy Solutions Inc. will be taxed at the applicable corporate income tax rate.
(5)	For a discussion of the non-GAAP financial measures EBITDA and adjusted EBITDA, please read “—Non-GAAP Financial Measures” below.
(6)	Includes approximately $5.6 million, $8.3 million, $3.6 million, $6.5 million, $8.1 million, $1.0 million and $0.2 million of maintenance capital expenditures for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, respectively. Maintenance capital expenditures are capital expenditures made to replace assets or to maintain the long-term operating capacity of our assets or operating income.
(7)	As reported by the NOAA/National Weather Service for the New England oil home heating region over the period of 1971-2000. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How Management Evaluates Our Results of Operations—Heating Degree Days.”

Non-GAAP Financial Measures

We use the non-GAAP financial measures EBITDA and adjusted EBITDA in this prospectus. We define EBITDA as net income before interest, income taxes, depreciation and amortization. We define adjusted EBITDA as EBITDA increased by unrealized hedging losses and decreased by unrealized hedging gains, in each case with respect to refined products and natural gas inventory. EBITDA and adjusted EBITDA are used as supplemental financial measures by us and by external users of our financial statements, such as commercial banks and ratings agencies, to assess:

•	The financial performance of our assets, operations and return on capital without regard to financing methods, capital structure or historical cost basis;

•	The ability of our assets to generate cash sufficient to pay interest on our indebtedness and make distributions to our equity holders;

•	Repeatable operating performance that is not distorted by non-recurring items or market volatility; and

•	The viability of acquisitions and capital expenditure projects.

The GAAP measure most directly comparable to EBITDA and adjusted EBITDA is net income. The non-GAAP financial measures of EBITDA and adjusted EBITDA should not be considered as an alternative to net income or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and adjusted EBITDA are not presentations made in accordance with GAAP and have important limitations as analytical tools. You should not consider EBITDA or adjusted EBITDA in isolation or as substitutes for analysis of our results as reported under GAAP. Because EBITDA and adjusted EBITDA exclude some, but not all, items that affect net income and is defined differently by different companies, our definitions of EBITDA and adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We recognize that the usefulness of EBITDA and adjusted EBITDA as an evaluative tool may have certain limitations, including:

•

EBITDA and adjusted EBITDA do not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and impacts our ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•

EBITDA and adjusted EBITDA do not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

•

EBITDA and adjusted EBITDA do not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes income tax expense may have material limitations;

•	EBITDA and adjusted EBITDA do not reflect capital expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and

•	EBITDA and adjusted EBITDA do not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

The following table presents a reconciliation of EBITDA and adjusted EBITDA to net income, the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, as applicable, for each of the periods indicated:

	Predecessor Historical							Partnership Pro Forma
	Year Ended December 31,					Three Months Ended March 31, 2011		Year Ended December 31,	Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011	2010	2011
	(in thousands)
Reconciliation of EBITDA to net income:
Net income	$13,741	$(7,096)	$21,472	$19,744	$15,721	$12,218	$6,587	$29,075	$14,652
Add/(deduct):
Interest expense, net	24,543	23,276	22,939	20,426	21,394	5,042	6,142	19,650	5,565
Tax expense	9,575	(4,017)	8,833	11,843	10,288	8,758	5,981	1,303	1,519
Depreciation and amortization	11,201	11,470	11,020	10,615	10,531	2,561	2,634	10,531	2,634

EBITDA	$59,060	$23,633	$64,264	$62,628	$57,934	$28,579	$21,344	$60,559	$24,370

Add/(deduct):
Unrealized hedging (gain) loss on inventory:
Refined products	(7,736)	12,643	(7,863)	14,744	(4,241)	(7,744)	624	(4,241)	624
Natural gas	23	53	(106)	233	(141)	(244)	(10)	(141)	(10)

Adjusted EBITDA	$51,347	$36,329	$56,295	$77,605	$53,552	$20,591	$21,958	$56,177	$24,984

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a Delaware limited partnership engaged in the purchase, storage, distribution and sale of refined products and natural gas, and we also provide storage and handling services for a broad range of materials.

We are one of the largest independent wholesale distributors of refined products in the Northeast United States based on aggregate terminal capacity. We own and/or operate a network of 15 refined products and materials handling terminals strategically located throughout the Northeast that have a combined storage capacity of approximately 7.9 million barrels for refined products and other liquid materials, as well as approximately 1.5 million square feet of materials handling capacity. We also have an aggregate of approximately 1.0 million barrels of additional storage capacity attributable to 31 storage tanks not currently in service. These tanks are not necessary for the operation of our business at current levels. In the event that such additional capacity were desired, additional time and capital would be required to bring any of such storage tanks into service. Furthermore, we have access to approximately 50 third-party terminals in the Northeast through which we sell or distribute refined products pursuant to rack, exchange and throughput agreements.

We operate our business and report our results of operations under three business segments: refined products, natural gas and materials handling. Our refined products segment purchases a variety of refined products, such as heating oil, diesel fuel, residual fuel oil, kerosene, jet fuel and gasoline (primarily from refining companies, trading organizations and producers), and sells them to our customers. We have wholesale customers who resell the refined products we sell to them and commercial customers who consume the refined products we sell to them. Our wholesale customers consist of more than 1,000 home heating oil retailers and diesel fuel and gasoline resellers. Our commercial customers include federal and state agencies, municipalities, regional transit authorities, large industrial companies, hospitals and educational institutions. For the year ended December 31, 2010 and the three months ended March 31, 2011, we sold approximately 1.3 billion and 470.0 million gallons of refined products, respectively. For the year ended December 31, 2010 and the three months ended March 31, 2011, our refined products segment accounted for 73% and 60% of our gross margin, respectively.

We also purchase, sell and distribute natural gas to more than 900 commercial and industrial customers across 11 states in the Northeast and Mid-Atlantic. We purchase the natural gas we sell from natural gas producers and trading companies. We sold 96.6 Bcf of natural gas during the year ended December 31, 2010 and 23.2 Bcf of natural gas during the three months ended March 31, 2011. For the year ended December 31, 2010 and the three months ended March 31, 2011, our natural gas segment accounted for 5% and 26% of our gross margin, respectively.

In our refined products and natural gas segments, we take title to the products we sell. However, we do not take title to any of the products we handle in our materials handling segment. In order to manage our exposure to commodity price fluctuations, we use derivatives and forward contracts to maintain a position that is substantially balanced between product purchases and product sales.

Our materials handling business is a fee-based business and is generally conducted under multi-year agreements. We offload, store and/or prepare for delivery a variety of products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. For the year ended December 31, 2010, we offloaded, stored and/or prepared for delivery 4.0 million metric short tons of products and 253.6 million gallons of liquid materials. For the three months ended March 31, 2011, we offloaded, stored and/or prepared for delivery 843,000 metric short tons of products and 72.2 million gallons of liquid materials. For the year ended December 31, 2010 and the three months ended March 31, 2011, our materials handling segment accounted for 22% and 14% of our gross margin, respectively.

How Management Evaluates Our Results of Operations

Our management uses a variety of financial and operational measurements to analyze our performance. These measurements include: (1) gross margin, (2) operating expenses, (3) selling, general and administrative, or SG&A, expenses, (4) heating degree days, (5) EBITDA and (6) adjusted gross margin and adjusted EBITDA.

Gross Margin

We view gross margin as an important performance measure of the core profitability of our operations. We review gross margin data monthly for consistency and trend analysis. We define gross margin as net sales minus costs of products sold. Net sales include sales of refined products and natural gas and the provision of materials handling services. Product costs include the cost of acquiring the refined products and natural gas that we sell and all associated costs to transport such products to the point of sale, as well as costs that we incur in providing materials handling services to our customers.

Operating Expenses

Operating expenses are costs associated with the operation of the terminals and truck fleet used in our business. Employee wages, pension and 401(k) plan expenses, boiler fuel, repairs and maintenance, utilities, insurance, property taxes, services and lease payments comprise the most significant portions of our operating expenses. These expenses remain relatively stable independent of the volumes through our system but can fluctuate depending on the activities performed during a specific period.

Selling, General and Administrative Expenses

Our SG&A expenses include employee salaries and benefits, pension and 401(k) plan expenses, discretionary bonus, marketing costs, corporate overhead, professional fees, information technology and office space expenses. As described above, we believe that our SG&A expenses will increase as a result of our becoming a publicly traded partnership following the completion of this offering.

Heating Degree Days

A “degree day” is an industry measurement of temperature designed to evaluate energy demand and consumption. Degree days are based on how much the average temperature departs from a human comfort level of 65°F. Each degree of temperature above 65°F is counted as one cooling degree day, and each degree of temperature below 65°F is counted as one heating degree day. Degree days are accumulated each day over the course of a year and can be compared to a monthly or a long-term average, or normal, to see if a month or a year was warmer or cooler than usual. Degree days are officially observed by the National Weather Service and officially archived by the National Climatic Data Center. For purposes of evaluating our results of operations, we use the normal heating degree day amount as reported by the NOAA/National Weather Service for the New England oil home heating region over the period of 1971-2000.

EBITDA

We define EBITDA as net income before interest, income taxes, depreciation and amortization. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, commercial banks, trade suppliers and research analysts, to assess:

•	The financial performance of our assets, operations and return on capital without regard to financing methods, capital structure or historical cost basis;

•	The ability of our assets to generate cash sufficient to pay interest on our indebtedness and make distributions to our equity holders;

•	Repeatable operating performance that is not distorted by non-recurring items or market volatility; and

•	The viability of acquisitions and capital expenditure projects.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income. See “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Adjusted Gross Margin and Adjusted EBITDA

Management utilizes adjusted gross margin and adjusted EBITDA to assist it in reviewing our financial results and managing our business segments. We define adjusted gross margin as gross margin increased by unrealized hedging losses and decreased by unrealized hedging gains, in each case with respect to refined products and natural gas inventory. We define adjusted EBITDA as EBITDA increased by unrealized hedging losses and decreased by unrealized hedging gains, in each case with respect to refined products and natural gas inventory. Management believes that adjusted gross margin and adjusted EBITDA provide information that reflects our market or economic performance. We trade, purchase and sell energy commodities with market values that are constantly changing, which makes it important for management to evaluate our performance, as well as our physical and derivative positions, on a daily basis. Management reviews the daily operational performance of our supply activities, as well as our monthly financial results, on an adjusted gross margin and adjusted EBITDA basis. Adjusted gross margin and adjusted EBITDA have no impact on reported volumes or net sales.

Adjusted gross margin and adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as commercial banks and trade suppliers, to assess:

•	The economic results of our operations;

•	The market value of our inventory for financial reporting to our lenders, as well as for borrowing base purposes; and

•	Certain financial covenant ratios for financial reporting to our lenders.

Adjusted gross margin and adjusted EBITDA are not prepared in accordance with GAAP. Adjusted gross margin and adjusted EBITDA should not be considered as alternatives to net income, income from operations, cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP.

We economically hedge our inventory within the guidelines set in our risk management policy. In a rising commodity price environment, the market value of our inventory will generally be higher than the cost of our inventory. For GAAP purposes, we are required to value our inventory at the lower of cost or market, or LCM. The hedges on this inventory will lose value as the value of the underlying commodity rises, creating unrealized hedging losses. Because we do not utilize hedge accounting, GAAP will require us to record those hedging losses in our income statement. In contrast, in a declining commodity price market, we generally incur unrealized hedging gains. The refined products inventory market valuation is calculated daily using independent bulk market price assessments from major pricing services (either Platts or Argus). These third-party price assessments are based in New York Harbor, or NYH, with our inventory values determined after adjusting the NYH prices to the various inventory locations by adding expected cost differentials (primarily freight) compared to a NYH supply source. Our natural gas inventory is limited, with the valuation updated monthly based on the volume and prices at the corresponding inventory locations. The prices are based on the monthly Inside FERC, or IFERC, assessments published by Platts near the beginning of the following month. A direct IFERC assessment is used when available, with the value for other inventory locations based on adding a location (basis) differential to the price assessment of a more liquid location.

The impact of unrealized gains and losses on inventory for 2008, 2009 and 2010 was a decrease of $8.0 million, an increase of $15.0 million and a decrease of $4.4 million, respectively, to each of adjusted gross margin and adjusted EBITDA. The impact of unrealized gains and losses on inventory for the three months ended March 31, 2010 and 2011 was a decrease of $8.0 million and an increase of $0.6 million, respectively, to each of adjusted gross margin and adjusted EBITDA.

The results of operations in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section are supplemented with adjusted gross margin and adjusted EBITDA financial information.

Recent Trends and Outlook

This section identifies certain trends and outlook that may affect our financial performance and results of operations in the future. Our economic and industry-wide trends and outlook include the following:

•

New, stricter environmental laws and regulations are increasing the compliance cost of terminal operations, which could adversely affect our results of operations and financial condition. Our operations are subject to federal, state and local laws and regulations regulating product quality specifications and other environmental matters. The trend in environmental regulation is towards more restrictions and limitations on activities that may affect the environment. We try to anticipate future regulatory requirements that might be imposed and to plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance. However, there can be no assurances as to the timing and type of such changes in existing laws or the promulgation of new laws or the amount of any required expenditures associated therewith.

•

Dodd-Frank regulations could increase costs associated with hedging our commodity exposure. We employ derivatives of the types being considered for additional regulation as part of the Dodd–Frank Act. Depending on the ultimate regulations, we, along with all participants in commodity markets, could face increased margin requirements on the derivatives we employ to hedge our commodity exposure, which would reduce capital available for other purposes. Please read “Risk Factors—The recent adoption of derivatives legislation by the United States Congress could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity prices, interest rates and other risks associated with our business.”

•

Consolidation of the Northeast terminal market. In recent years, major U.S. oil companies have disposed of various terminal assets in the Northeast and reduced their participation in wholesale marketing in the region. The key terminals remain in operation as an integral part of the supply chain, though they are generally controlled by other industry participants.

•

Growth in exploration and production of shale gas has contributed to a relative weakness of domestic natural gas prices compared to competitive refined products in the Northeast, leading to expanded use of natural gas in our marketing area. Natural gas usage in the Northeast has grown substantially, as the supplies of gas from shale formations have grown both in the region (e.g., Marcellus Shale) and the other parts of the United States. Further expansion of domestic natural gas supplies is expected, with consumption in the Northeast also expected to grow as infrastructure developments continue. Moreover, the growth in Marcellus Shale production continues to increase the availability of natural gas in our operating areas. This development is expected to decrease the need for traditional, long-distance sourcing of natural gas supplies using interstate pipeline capacity and natural gas storage capacity. In addition, the potential natural gas supply counterparties in our operating areas are expanding, and there are now some relatively short-term arrangements and additional hedging opportunities available in the Northeast.

Factors that Impact our Business

Our results of operations and financial condition, as well as those of our competitors, will depend in part upon certain economic or industry-wide factors, including the following:

•

Seasonality and weather conditions. Our financial results are seasonal and generally better during the winter months, primarily because a large part of our business consists of supplying home heating oil, residual fuel oil and natural gas for space heating purposes during the winter. For the years ended December 31, 2008, 2009 and 2010, we generated, on average, approximately 55% of our net sales during the months from November through March. In addition, weather conditions, particularly during these five months, have a significant impact on the demand for our products. Warmer-than-normal temperatures during these months in our areas of operations can decrease the total volume of home heating oil, residual fuel oil and natural gas we sell and the gross margins realized on those sales, whereas colder-than-normal temperatures increase demand for those products and the associated gross margins.

•

The impact of the market structure on our hedging strategy. We typically hedge our exposure to commodity price moves with NYMEX futures contracts and over-the-counter swaps. In markets where futures prices are higher than spot prices (typically referred to as contango), we generate positive margins when rolling our inventory hedges to successive months. In markets where futures prices are lower than spot prices (typically referred to as backwardation), we realize losses when rolling our inventory hedges to successive months. In backwardated markets, we operate with lower inventory levels and, as a result, have reduced hedging and financing requirements, thereby limiting losses.

•

Energy efficiency, new technology and alternative fuels could reduce demand for our products. Increased conservation and technological advances have adversely affected the demand for home heating oil and residual fuel oil. Consumption of residual fuel oil, in particular, has steadily declined in recent years, primarily due to customers converting from other fuels to natural gas, weak industrial demand and tightening of environmental regulations. Use of natural gas is expected to continue to displace other fuels, which we believe will favorably impact our natural gas volumes and margins.

•

Absolute price increases can lead to reduced demand, increased credit risk, higher interest costs and temporarily reduced margins. Refined product prices have risen due to, among other things, investor interest in using commodities as an inflation hedge, U.S. dollar weakness and supply and demand fundamentals. For example, NYMEX contracts for No. 2 fuel oil have risen from $1.80 per gallon in September 2009 to over $3.00 per gallon in June 2011. As refined product prices rise, we generally experience reduced demand as customers engage in conservation efforts. We also experience a higher level of credit risk from our customers. In addition, our working capital requirements for holding inventory and financing receivables increase with higher price levels, while gross margin levels may stay relatively constant for a period of time due to competitive pressures.

•

Interest rates could rise. Since mid-2009, the credit markets have been experiencing near-record lows in interest rates. As the overall economy strengthens, it is expected that monetary policy will tighten, resulting in higher interest rates to counter possible inflation. This could affect our ability to access the debt capital markets to the extent we may need to in the future to fund our growth. In addition, interest rates could be higher than current levels, causing our financing costs to increase accordingly. During the last two years, we have hedged approximately 70% of our floating-rate debt with fixed-for-floating interest rate swaps. Although higher interest rates could limit our ability to raise funds in the debt capital markets, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would face similar circumstances. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity to make acquisitions, reduce debt or for other purposes.

Comparability of our Financial Statements

Our historical results of operations include the results of operations of Kildair, which includes an asphalt and residual fuel oil marketing and storage business in which our predecessor had a 50% interest that will not be contributed to us in connection with this offering. For a more detailed discussion of Kildair, please read “Prospectus Summary—Our Relationship with Axel Johnson.”

Our results of operations can be impacted by swings in commodity prices, primarily in refined products and natural gas. We use economic hedges to minimize the impact of changing prices on refined products and natural gas inventory. As a result, commodity price increases at the end of a year can create lower gross margins as the economic hedges, or derivatives, for such inventory may lose value, whereas an increase in the value of such inventory is ignored for GAAP financial reporting purposes and recorded at the lower of cost or market. For a more detailed discussion, please read “—How Management Evaluates Our Results of Operations.”

We believe that SG&A will increase by approximately $2.5 million as a result of our becoming a publicly traded partnership following this offering. These expenses include increased accounting support services, filing annual and quarterly reports with the SEC, increased audit fees, investor relations, directors’ fees, directors’ and officers’ insurance, legal fees, stock exchange listing fees and registrar and transfer agent fees; however, such expenses are not reflected in our historical or unaudited pro forma financial statements. Our financial statements following this offering will reflect the impact of these increased expenses, which will affect the comparability of our financial statements with periods prior to the completion of this offering.

Results of Operations

The following table presents our volume, net sales, gross margin and adjusted gross margin by segment, as well as our EBITDA, our adjusted EBITDA and information on weather conditions for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	($ and volumes in thousands)
Volumes:
Refined products (gallons)	1,520,148	1,230,516	1,251,474	428,316	470,400
Natural gas (MMBtus)	99,348	99,121	96,588	27,204	23,233
Materials handling (short tons)	4,991	3,444	4,009	978	843
Materials handling (gallons)	298,074	245,028	253,596	66,066	72,240

Net Sales:
Refined products	$3,522,838	$2,026,264	$2,427,338	$789,303	$1,146,289
Natural gas	576,008	396,092	343,168	122,136	108,955
Materials handling	57,596	37,759	46,685	13,182	10,572

Total net sales	$4,156,442	$2,460,115	$2,817,191	$924,621	$1,265,816

Gross Margin:
Refined products	$95,922	$107,032	$103,987	$35,393	$28,244
Natural gas	21,940	14,258	6,645	9,009	11,963
Materials handling	33,275	25,181	30,258	6,404	6,573

Total gross margin	$151,137	$146,471	$140,890	$50,806	$46,780

Adjusted Gross Margin:
Refined products	$88,059	$121,776	$99,746	$27,649	$28,868
Natural gas	21,834	14,491	6,504	8,765	11,953
Materials handling	33,275	25,181	30,258	6,404	6,573

Total adjusted gross margin	$143,168	$161,448	$136,508	$42,818	$47,394

Calculation of Adjusted Gross Margin:
Total gross margin	$151,137	$146,471	$140,890	$50,806	$46,780
Unrealized hedging gain (loss) on inventory:
Refined products	(7,863)	14,744	(4,241)	(7,744)	624
Natural gas	(106)	233	(141)	(244)	(10)

Total adjusted gross margin	$143,168	$161,448	$136,508	$42,818	$47,394

Other Data:
EBITDA	$64,264	$62,628	$57,934	$28,579	$21,344
Adjusted EBITDA	$56,295	$77,605	$53,552	$20,591	$21,958
Normal heating degree days(1)	6,788	6,752	6,752	3,275	3,275
Actual heating degree days	6,622	6,912	6,117	2,952	3,370
Variance from normal heating degree days	(2.4)%	2.4%	(9.4)%	(9.9)%	2.9%
Variance from prior period actual heating degree days	(2.1)%	4.4%	(11.5)%	(14.4)%	14.2%

(1)	As reported by the NOAA/National Weather Service for the New England oil home heating region over the period of 1971-2000.

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Our results of operations for the three months ended March 31, 2011 reflect increasing volume and net sales against declining unit gross margin in our refined products segment, declining volume and net sales against increasing unit gross margin in our natural gas segment, and mixed volumes against declining net sales with an increase in gross margin in our materials handling segment.

Adjusted gross margin for the three months ended March 31, 2011 reflects slightly decreasing adjusted unit gross margin for refined products and increasing adjusted unit gross margin for natural gas.

	Three Months Ended March 31,		Increase/(Decrease)
	2010	2011	$	%
	(in thousands, except unit gross margin and adjusted unit gross margin)
Volumes:
Refined products (gallons)	428,316	470,400	42,084	10%
Natural gas (MMBtus)	27,204	23,233	(3,971)	(15)%
Materials handling (short tons)	978	843	(135)	(14)%
Materials handling (gallons)	66,066	72,240	6,174	9%

Net Sales:
Refined products	$789,303	$1,146,289	$356,986	45%
Natural gas	122,136	108,955	(13,181)	(11)%
Materials handling	13,182	10,572	(2,610)	(20)%

Total net sales	$924,621	$1,265,816	$341,195	37%

Gross Margin:
Refined products	$35,393	$28,244	$(7,149)	(20)%
Natural gas	9,009	11,963	2,954	33%
Materials handling	6,404	6,573	169	3%

Total gross margin	$50,806	$46,780	$(4,026)	(8)%

Unit Gross Margin:
Refined products	$0.083	$0.060	$(0.023)	(27)%
Natural gas	$0.331	$0.515	$0.184	55%

Adjusted Gross Margin:
Refined products	$27,649	$28,868	$1,219	4%
Natural gas	8,765	11,953	3,188	36%
Materials handling	6,404	6,573	169	3%

Total adjusted gross margin	$42,818	$47,394	$4,576	11%

Adjusted Unit Gross Margin:
Refined products	$0.065	$0.061	$(0.004)	(5)%
Natural gas	$0.322	$0.514	$0.192	60%

Refined Products

Refined product prices increased materially period over period resulting in increased refined products net sales while overall volumes increased 10% due to increased sales to gasoline customers in New York and the Mid-Atlantic states, distillate demand stabilizing and a 14% increase in heating degree days period over period. This was partially offset by a reduction in residual fuel oil sales due to a reduction in sales volumes (resulting from the loss of a customer that we subsequently regained), and the continued weakness in industrial demand. Refined products gross margin decreased $7.1 million, or 20%, as a result of a decrease of $10.6 million related to decreased unit gross margin that was partially offset by an increase of $3.5 million due to increased sales volumes. The decrease in unit gross margin was primarily due to the impact of certain commercial transportation fuel contracts that price off the prior week for current week delivery in a rising price environment and the impact of the steep increase in commodity prices for the three months ended March 31, 2011, which created unrealized hedging losses against the inventory carried at LCM. The decrease in unit gross margin was partially offset by strong and increasing unit gross margin to our residual fuel oil customers.

For the three months ended March 31, 2011 and 2010, refined products adjusted gross margin was $0.6 million higher than refined products gross margin due to unrealized hedging losses and $7.7 million lower than refined products gross margin due to unrealized hedging gains, respectively. Refined products adjusted gross margin increased $1.2 million, or 4%, due to an increase of $2.7 million attributable to increased sales volume partially offset by a decrease in unit gross margin of $1.5 million.

Natural Gas

Natural gas volumes declined 15% period over period. This decrease was principally due to reduced wholesale supply volumes. Historically, we engaged in a certain level of discretionary trading of natural gas beyond the required supply balancing activities necessary to meet retail marketing requirements. During 2010, we changed our risk management practices with respect to natural gas and revised our risk management practices and business strategy such that we no longer enter into discretionary natural gas trading positions, other than positions related to a legacy storage asset (0.5 Bcf capacity) under contract through March 2012. The gross margin attributable to wholesale supply sales is not material. Our retail marketing volume increased, however, by 4% period over period and does generate material unit gross margin. The retail marketing volume growth was largely concentrated in the smaller commercial and industrial customer base. Net sales decreased 11% due to a lower natural gas price environment. The U.S. national average City Gate prices as reported by the Energy Information Administration, or the EIA, decreased 14% period over period. The weaker natural gas price environment, due in part to the growing domestic supplies of natural gas, was in sharp contrast to the refined products market, which exhibited higher prices. Total natural gas gross margin increased $3.0 million, or 33%, resulting from an increase of $4.3 million related to higher unit gross margin that was partially offset by a decrease of $1.3 million due to declining overall volume. The increase in unit gross margin was due to a continued shift in our customer base towards smaller commercial and industrial customers requiring additional, higher margin services along with improved supply performance. The improved supply results were due to enhanced performance in meeting physical supply requirements, with our supply having substantially reduced regional basis exposure.

For the three months ended March 31, 2011 and 2010, natural gas adjusted gross margin was $10,000 lower than natural gas gross margin due to unrealized hedging gains and $244,000 lower than natural gas gross margin due to unrealized hedging gains, respectively. Natural gas adjusted gross margin increased $3.2 million, or 36%, period over period as a result of an increase of $4.5 million related to increasing unit gross margin that was partially offset by a decrease of $1.3 million due to declining volume.

Materials Handling

Materials handling volumes were mixed, net sales decreased $2.6 million, or 20%, and gross margin was modestly higher period over period. Coal volumes were negatively impacted by the high commodity price environment that drove customer substitution of lower cost fuel alternatives and by the lack of recovery in industrial demand. Break bulk volume and gross margin were slightly lower, while dry bulk volume was slightly lower with higher gross margins. In addition, liquid volume was slightly lower and gross margin was slightly higher period over period.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Our results of operations for the year ended December 31, 2010 reflect increasing volumes and net sales against declining unit gross margin for refined products, decreasing volumes, net sales and unit gross margin for natural gas and increasing volumes, net sales and gross margin for materials handling.

Adjusted gross margin for the year ended December 31, 2010 reflects declining adjusted unit gross margin for refined products and natural gas.

	Year Ended December 31,		Increase/(Decrease)
	2009	2010	$	%
	(in thousands, except unit gross margin and adjusted unit gross margin)
Volumes:
Refined products (gallons)	1,230,516	1,251,474	20,958	2%
Natural gas (MMBtus)	99,121	96,588	(2,533)	(3)%
Materials handling (short tons)	3,444	4,009	565	16%
Materials handling (gallons)	245,028	253,596	8,568	3%

Net sales:
Refined products	$2,026,264	$2,427,338	$401,074	20%
Natural gas	396,092	343,168	(52,924)	(13)%
Materials handling	37,759	46,685	8,926	24%

Total net sales	$2,460,115	$2,817,191	$357,076	15%

Gross Margin:
Refined products	$107,032	$103,987	$(3,045)	(3)%
Natural gas	14,258	6,645	(7,613)	(53)%
Materials handling	25,181	30,258	5,077	20%

Total gross margin	$146,471	$140,890	$(5,581)	(4)%

Unit Gross Margin:
Refined products	$0.087	$0.083	$(0.004)	(4)%
Natural gas	$0.144	$0.069	$(0.075)	(52)%

Adjusted Gross Margin:
Refined products	$121,776	$99,746	$(22,030)	(18)%
Natural gas	14,491	6,504	(7,987)	(55)%
Materials handling	25,181	30,258	5,077	20%

Total adjusted gross margin	$161,448	$136,508	$(24,940)	(15)%

Adjusted Unit Gross Margin:
Refined products	$0.099	$0.080	$(0.019)	(19)%
Natural gas	$0.146	$0.067	$(0.079)	(54)%

Refined Products

Refined products net sales increased 20% as both volumes and prices increased year over year. Volumes increased 2% due to our strategy of increasing marketing activities for gasoline and other transportation fuels in New York and the Mid-Atlantic states that more than offset lower distillate volumes due to warmer temperatures (heating degree days decreased 12% year over year), conservation measures taken by heating oil consumers, a reduction in residual fuel oil sales due to some customers converting to lower cost alternatives such as natural gas and continued weak industrial demand due to the economy. Refined products gross margin decreased $3.0 million, or 3%, as a result of a decrease of $4.9 million related to decreasing unit gross margin that was partially offset by an increase of $1.8 million for higher volumes. The decrease in unit gross margin was due to less opportunity to capture “carry” economics as the contango in the market was not as strong year over year, and the impact of the rising price environment on certain transportation fuel contracts that price off the prior week for current week delivery. This decrease was partially offset by the impact of the increase in commodity prices for the year ended December 31, 2009, which created unrealized hedging losses against inventory carried at LCM. In addition, approximately 600,000 barrels of excess storage capacity at our Searsport, Maine terminal was leased for an extended term beginning in February 2010, adding incremental margin.

For the years ended December 31, 2010 and 2009, refined products adjusted gross margin was $4.2 million lower than refined products gross margin due to unrealized hedging gains and $14.7 million higher than refined products gross margin due to unrealized hedging losses, respectively. Refined products adjusted gross margin decreased $22.0 million, or 18%, period over period as a result of a decrease of $24.1 million related to decreasing adjusted unit gross margin that was partially offset by an increase of $2.1 million for higher volumes.

Natural Gas

Natural gas volumes decreased 3% in 2010 as compared to 2009. This decrease was due to lower wholesale supply sales volumes partially offset by retail marketing sales volumes that were approximately 2% higher than the previous year. Net sales continued the downward trend observed in 2009 primarily due to both the lower volumes and a continuing decline in prices, with U.S. national average City Gate prices as reported by the EIA decreasing 5%. Natural gas gross margin decreased $7.6 million, or 53%, as a result of a decrease of $7.2 million related to decreasing unit gross margin and a decrease of $0.4 million due to declining volume. This decrease was driven by supply and hedging activities while unit margins on retail marketing customer sales were higher primarily due to continued growth in our smaller industrial and commercial customer base. The weaker performance in our supply and hedging activities was primarily a result of basis losses in the positions used to hedge our forward sales requirements. These basis losses were driven by major changes in the price relationships among locations due to fundamental developments, including the major growth of shale-based production (e.g. Marcellus Shale) and substantial investment in new infrastructure. The shift in these pricing relationships contributed to basis losses in the positions that were historically used to hedge our forward sales requirements. In addition, losses on discretionary trading positions were recorded during this period. The changing market dynamics has now led to more opportunities to hedge our sales requirements with either physical supplies or financial positions, materially reducing the basis risk. We no longer enter into discretionary natural gas trading positions as part of our risk management practices and business strategy, other than positions related to a legacy storage asset (0.5 Bcf capacity) under contract through March 2012.

For the years ended December 31, 2010 and 2009, natural gas adjusted gross margin was $141,000 lower than natural gas gross margin due to unrealized hedging gains and $233,000 higher than natural gas gross margin due to unrealized hedging losses, respectively. Natural gas adjusted gross margin decreased $8.0 million, or 55%, period over period as a result of a decrease of $7.6 million related to decreasing adjusted unit gross margin and a decrease of $0.4 million due to declining volume.

Materials Handling

Short ton volumes were higher by 16% year over year due to increased activity in break bulk, dry bulk, liquid bulk and coal. The 24% increase in net sales, as a result of the volumetric increase, also contributed to an increase in gross margin of 20%. The gross margin increase of $5.1 million was primarily driven by an increase in coal gross margin of $3.0 million, which was due to an increase in volume of 28%. Additionally, dry bulk gross margin increased by $1.6 million. Increased liquid bulk and break bulk gross margin made up the remainder of the favorable gross margin variance.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

In the midst of the global economic downturn, the results of operations for the year ended December 31, 2009, reflect declining volumes and net sales against increasing unit gross margin in refined products, flat volume and declining net sales and unit gross margin for natural gas and declining volumes, net sales and gross margins for materials handling.

Adjusted gross margin for the year ended December 31, 2009, reflects increasing adjusted unit gross margin for refined products and declining adjusted unit gross margin for natural gas.

	Year Ended December 31,		Increase/(Decrease)
	2008	2009	$	%
	(in thousands, except unit gross margin and adjusted unit gross margin)
Volumes:
Refined products (gallons)	1,520,148	1,230,516	(289,632)	(19)%
Natural gas (MMBtus)	99,348	99,121	(227)	—
Materials handling (short tons)	4,991	3,444	(1,547)	(31)%
Materials handling (gallons)	298,074	245,028	(53,046)	(18)%

Net Sales:
Refined products	$3,522,838	$2,026,264	$(1,496,574)	(42)%
Natural gas	576,008	396,092	(179,916)	(31)%
Materials handling	57,596	37,759	(19,837)	(34)%

Total net sales	$4,156,442	$2,460,115	$(1,696,327)	(41)%

Gross Margin:
Refined products	$95,922	$107,032	$11,110	12%
Natural gas	21,940	14,258	(7,682)	(35)%
Materials handling	33,275	25,181	(8,094)	(24)%

Total gross margin	$151,137	$146,471	$(4,666)	(3)%

Unit Gross Margin:
Refined products	$0.063	$0.087	$0.024	38%
Natural gas	$0.221	$0.144	$(0.077)	(35)%

Adjusted Gross Margin:
Refined products	$88,059	$121,776	$33,717	38%
Natural gas	21,834	14,491	(7,343)	(34)%
Materials handling	33,275	25,181	(8,094)	(24)%

Total adjusted gross margin	$143,168	$161,448	$18,280	13%

Adjusted Unit Gross Margin:
Refined products	$0.058	$0.099	$0.041	71%
Natural gas	$0.220	$0.146	$(0.074)	(33)%

Refined Products

Refined products volume was down 19% year over year resulting from the significant economic downturn, which contributed to conservation and reduced demand. This was partially offset by heating degree days increasing approximately 4% year over year. In addition, some residual fuel oil customers with dual fuel capabilities switched to lower-cost natural gas for their boiler fuel requirements. The declining volume, as well as the significant decline in commodity prices, resulted in a 42% decrease in net sales. The lower prices in 2009 were consistent with the general trend in energy prices, with U.S. refiner resale prices for No. 2 fuel oil declining 40% according to the EIA. Refined products gross margin increased $11.1 million, or 12%, as a result of an increase of $29.4 million related to increasing unit gross margin that was partially offset by a decrease of $18.3 million due to lower volumes. Unit gross margin increased due to an improvement in the market structure enabling us to take advantage of our significant distillate storage capacity to capture “carry” opportunities in a contango market, as well as a favorable contract extension with a major commercial transportation fuel customer. This increase was significantly offset by the impact of increasing commodity prices for the year ended December 31, 2009, which created unrealized hedging losses on inventory that is accounted for at LCM.

For the years ended December 31, 2009 and 2008, respectively, refined products adjusted gross margin was $14.7 million higher than refined products gross margin due to unrealized hedging losses and $7.9 million lower than refined products gross margin due to unrealized hedging gains. Refined products adjusted gross margin increased $33.7 million, or 38%, year over year as a result of an increase of $50.5 million related to increasing unit gross margin that was partially offset by a decrease of $16.8 million due to lower volumes.

Natural Gas

Natural gas volumes were essentially unchanged year over year. Natural gas net sales declined by 31% due to a substantially lower natural gas price environment. Natural gas prices reached a peak during mid-2008 and subsequently decreased substantially by the end of the year. The generally weaker prices continued throughout 2009. Based on national average City Gate prices as reported by the EIA, natural gas prices declined by nearly 30% in 2009 compared to 2008. Natural gas gross margin decreased $7.7 million, or 35%. As volumes were virtually unchanged year over year, the variance is primarily related to the decline in unit gross margin. The gross margin decline was largely due to reduced gross margin related to supply and hedging activities, including basis losses in the positions used to hedge our forward sales requirements as well as losses in discretionary trading. We no longer enter into discretionary natural gas trading positions as part of our risk management practices and business strategy, other than positions related to a legacy storage asset (0.5 Bcf capacity) under contract through March 2012. Unit gross margin was modestly lower in retail marketing sales in 2009 compared to the previous year.

For the years ended December 31, 2009 and 2008, respectively, natural gas adjusted gross margin was $233,000 higher than natural gas gross margin due to unrealized hedging losses and $106,000 lower than natural gas gross margin due to unrealized hedging gains. Natural gas adjusted gross margin decreased $7.3 million, or 34%, year over year. As volumes were essentially unchanged year over year, the variance was primarily related to the decline in adjusted unit gross margin.

Materials Handling

Short ton volumes were down 31% year over year primarily as a result of lower activity in the dry bulk area. Dry bulk, including salt, gypsum and coal handling, volumes were down due to the general economic downturn in the United States. Net sales decreased 34% as a result of the decline in volumes. Materials handling gross margin was down $8.1 million, or 24%, primarily due to the decline in gross margin attributable to dry bulk activity of $4.1 million, a decline in coal gross margin of $2.2 million and a decrease of approximately $1.0 million in gross margin attributable to liquid bulk and break bulk. The decline in coal gross margin was primarily due to an amendment of a contract resulting in lower gross margins for the year ended December 31, 2009.

Operating Expenses and Selling, General and Administrative Expenses

The following table presents our operating expenses and selling, general and administrative expenses for the years ended December 31, 2008, 2009 and 2010 and three months ended March 31, 2010 and 2011.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
Operating expenses	$46,761	$44,448	$41,102	$10,279	$10,639
Selling, general and administrative expenses	$49,687	$47,836	$40,625	$11,481	$12,945

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

	Three Months Ended March 31,		Increase/(Decrease)
	2010	2011	$	%
	($ in thousands)
Operating expenses	$10,279	$10,639	$360	4%
Selling, general and administrative expenses	$11,481	$12,945	$1,464	13%

Operating Expenses. Operating expenses for the three months ended March 31, 2011 increased $360,000, or 4%, as compared to the three months ended March 31, 2010. During the first quarter of 2011, boiler fuel expense increased due to higher fuel costs that were offset by lower tank cleaning costs. Tank cleaning costs during the first quarter of 2010 included the cleaning of a large residual fuel oil tank at Searsport, Maine.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the three months ended March 31, 2011, increased $1.5 million, or 13%, as compared to the three months ended March 31, 2010, primarily due to $1.2 million in higher accrued discretionary incentive compensation as a result of higher earnings performance.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

	Year Ended December 31,		Increase/(Decrease)
	2009	2010	$	%
	($ in thousands)
Operating expenses	$44,448	$41,102	$(3,346)	(8)%
Selling, general and administrative expenses	$47,836	$40,625	$(7,211)	(15)%

Operating Expenses. In 2010, operating expenses decreased $3.3 million, or 8%, as compared to 2009, primarily due to reduced boiler fuel cost and lower tank rental expenses. The decline in boiler fuel expense was primarily due to lower fuel costs. Tank rental expense declined primarily due to the termination of a tank lease agreement with a third party in Searsport, Maine as a result of capacity consolidation efforts.

Selling, General and Administrative Expenses. In 2010, selling, general and administrative expenses decreased $7.2 million, or 15%, as compared to 2009, due primarily to $5.6 million in lower discretionary incentive compensation and $0.5 million in lower employee benefit expenses.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

	Year Ended December 31,		Increase/(Decrease)
	2008	2009	$	%
	($ in thousands)
Operating expenses	$46,761	$44,448	$(2,313)	(5)%
Selling, general and administrative expenses	$49,687	$47,836	$(1,851)	(4)%

Operating Expenses. Operating expenses for the year ended December 31, 2009 decreased $2.3 million, or 5%, as compared to the year ended December 31, 2008 due to lower salary and benefit expenses and other general operating costs. Salary and benefit expenses were down primarily due to lower headcount and fewer overtime hours as a result of cost control measures.

Selling, General and Administrative Expenses. In 2009, selling, general and administrative expenses decreased $1.9 million, or 4%, as compared to 2008, primarily due to $1.1 million in lower discretionary incentive compensation and $0.5 million in lower salary expenses due to lower headcount.

Liquidity and Capital Resources

Liquidity

Our primary liquidity needs are to fund our working capital requirements, operating expenses, capital expenditures and quarterly distributions. Cash generated from operations and our credit agreement are our primary sources of liquidity. At March 31, 2011, we had working capital of approximately $288.5 million. As of March 31, 2011, the borrowing base under our working capital facility was approximately $492.0 million, and we had approximately $346.6 million (excluding $17.1 million of outstanding letters of credit) in outstanding borrowings, providing us with approximately $128.3 million in undrawn borrowing capacity under the facility.

As of March 31, 2011, we had approximately $59.4 million in outstanding borrowings under our acquisition facility, providing us with approximately $40.6 million in undrawn borrowing capacity under the facility.

Concurrently with the closing of this offering, we expect to enter into a new credit agreement that will include a working capital facility and an acquisition facility. Immediately following the completion of this offering, we expect to have available undrawn borrowing capacity of approximately $         million and $         million under the working capital facility and the acquisition facility of our new credit agreement, respectively. We expect that, following the completion of this offering, the borrowing base for the working capital facility of our new credit agreement will be approximately $         million. Please read “—New Credit Agreement.” We enter our seasonal peak period during the fourth quarter of each year, during which inventory, accounts receivable and debt levels increase. As we move out of the winter season at the end of the first quarter of the following year, inventory is reduced, accounts receivables are collected and converted into cash and debt is paid down. For the twelve months ended March 31, 2011, the amount that we had drawn under the working capital facility of our credit agreement fluctuated from a low of approximately $205.2 million to a high of approximately $424.3 million.

We believe that, together with the net proceeds received by us in connection with this offering, we will have sufficient liquid assets, cash flow from operations and borrowing capacity under our new credit agreement to meet our financial commitments, debt service obligations, contingencies and anticipated capital expenditures. However, we are subject to business and operational risks that could adversely affect our cash flow. A material decrease in our cash flow would likely have an adverse effect on our ability to meet our financial commitments and debt service obligations.

Because we intend to distribute substantially all of our cash available for distribution, our growth may not be as fast as the growth of businesses that reinvest their available cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will, in large part, rely upon external financing sources, including bank borrowings and issuances of debt and equity interests, to fund acquisitions and expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy could significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. Our partnership agreement does not limit our ability to issue additional units, including units ranking senior to the common units being offered under this prospectus. The incurrence of additional debt by us or our operating subsidiaries would result in increased interest expense, which in turn may also affect the amount of cash that we have available to distribute to our unitholders.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

We have contractual obligations that are required to be settled in cash. The amounts of our contractual obligations at December 31, 2010 were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations(1)	$27,941	$9,478	$14,272	$3,206	$985
Other long term liabilities	17,442	1,090	2,106	2,053	12,193
Credit facilities	404,400	—	—	404,400	—
Product purchases(2)	856,214	836,190	20,024	—	—
Transportation and storage(3)	13,666	7,409	5,869	388	—

Total	$1,319,663	$854,167	$42,271	$410,047	$13,178

(1)	We have leases for a refined products terminal, refined products storage, maritime charters, office and plant facilities, computer and other equipment that are accounted for as operating leases.

(2)	Product purchases include estimated purchase commitments for refined products and natural gas. The value of these future supply commitments, if not fixed in price, will fluctuate based on prevailing market prices. The prices at which we purchase refined products and natural gas are determined by reference to published market prices prevailing at the time of purchase. The value of our product purchase commitments were computed based on 2010 year-end market prices.

(3)	Transportation and storage commitments include refined products throughput agreements at third-party terminals and natural gas pipeline transportation and storage agreements that have minimum usage requirements.

Capital Expenditures

Our terminals require investments to expand, upgrade or enhance existing assets and to comply with environmental and operational regulations. Our capital requirements primarily consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures represent capital expenditures made to replace assets, or to maintain the long-term operating capacity of our assets or operating income. Examples of maintenance capital expenditures are expenditures required to maintain equipment reliability, terminal integrity and safety and to address environmental laws and regulations. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets will be treated as maintenance expenses as we incur them. Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our assets or our operating income whether through construction or acquisition of additional assets. Examples of expansion capital expenditures include the acquisition of equipment and the development or acquisition of additional storage capacity, to the extent such capital expenditures are expected to expand our operating capacity or our operating income. During the three years ended December 31, 2010, we incurred a total of approximately $18.3 million in maintenance capital expenditures and we spent $2.7 million for expansion and/or upgrades of our terminals. We are projecting maintenance capital expenditures for our operations of $6.3 million for the twelve months ending September 30, 2012. We anticipate that these capital expenditures will be funded with cash generated by operations. We anticipate that future expansion capital requirements will be provided through long-term borrowings or other debt financings and/or equity offerings.

Cash Flows

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
Net cash provided by (used in) operating activities	$(43,549)	$159,074	$24,997	$76,057	$(2,802)
Net cash provided by (used in) investing activities	$(3,521)	$(7,702)	$(9,387)	$(1,224)	$(323)
Net cash provided by (used in) financing activities	$(661)	$(147,513)	$(17,162)	$(68,947)	$1,289

For the Three Months Ended March 31, 2011 Compared to the Three Months Ended March 31, 2010

Net cash used in operating activities for the three months ended March 31, 2011 was approximately $2.8 million, compared to net cash provided by operating activities of approximately $76.1 million for the three months ended March 31, 2010. During 2011, the $2.8 million net cash used in operating activities resulted from a decrease of $29.6 million in accounts payable and accrued liabilities, primarily related to the timing of invoice payments for product purchases. This was partially offset by a decrease of $5.9 million in inventory and $7.7 million in accounts receivable relating to the drawdown of inventory levels and conversion to cash of accounts receivable as we came out of our peak season, and $6.6 million of income from operations. During 2010, the $76.1 million net cash provided by operating activities resulted from decreases of $81.4 million in inventory and $63.7 million in accounts receivable relating to the drawdown of inventory and collection of accounts receivable as we came out of our peak season, and $12.2 million of income from operations, partially offset by a decrease of $66.4 million in accounts payable and accrued liabilities, primarily relating to the timing of invoice payments for product purchases.

Net cash used in investing activities for the three months ended March 31, 2011 was approximately $0.3 million, compared to approximately $1.2 million for the three months ended March 31, 2010. During both periods, the net cash used in investing activities were related to terminal capital expenditure projects.

Net cash provided by financing activities for the three months ended March 31, 2011 was approximately $1.3 million, compared to net cash used in financing activities of approximately $68.9 million for the three months ended March 31, 2010. During 2011, the $1.3 million provided by financing activities primarily resulted from $1.6 million of borrowings under our credit agreement. During 2010, the $68.9 million used in financing activities resulted from lower financing requirements and the repayment of $23.4 million of borrowings under our credit agreement, $35.0 million subordinated debt to Axel Johnson and $10.0 million unsecured debt from a third party for working capital purposes.

For the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Net cash provided by operating activities for the year ended December 31, 2010 was approximately $25.0 million, compared to approximately $159.1 million for the year ended December 31, 2009. During 2010, the $25.0 million net cash provided by operating activities resulted from $15.7 million of income from operations, primarily offset by an increase of $7.0 million in accounts receivable primarily related to higher commodity prices, an increase of $28.6 million in inventories primarily related to higher commodity prices and a decrease of $4.9 million in accounts payable and accrued liabilities primarily related to the timing of invoice payments for product purchases. During 2009, the $159.1 million net cash provided by operating activities resulted from a decrease of $288.4 million in derivative instruments relating to our fixed forward sales program, which were converted to accounts receivable and cash collected, and $19.7 million of income from operations, partially offset by a $166.3 million increase in inventory as liquidity improved due to additional borrowing capacity under the credit agreement and a $12.8 million decrease in accounts payable and accrued liabilities due to timing of invoice payments.

Net cash used in investing activities for the year ended December 31, 2010 was approximately $9.4 million, compared to approximately $7.7 million for the year ended December 31, 2009. During both periods, the net cash used in investing activities related to terminal capital expenditure projects.

Net cash used in financing activities for the year ended December 31, 2010 was approximately $17.2 million, compared to net cash used in financing activities of approximately $147.5 million for the year ended December 31, 2009. During 2010, the $17.2 million used in financing activities primarily resulted from repayments of $35.0 million on subordinated debt owed to Axel Johnson and $10.0 million of unsecured debt to a third party, debt issuance costs of $12.1 million and a dividend of $39.0 million paid to Axel Johnson, partially offset by borrowings of $80.1 million under our credit agreement. During 2009, the $147.5 million used in financing activities primarily resulted from repayments of $89.0 million on subordinated debt owed to Axel Johnson, repayments of $51.0 million under the credit agreement and a dividend of $16.3 million to Axel Johnson, partially offset by borrowings of $10.0 million of unsecured debt from a third party.

For the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net cash provided by operating activities for the year ended December 31, 2009 was approximately $159.1 million, compared to net cash used in operating activities of approximately $43.6 million for the year ended December 31, 2008. During 2009, the $159.1 million net cash provided by operating activities resulted from a decrease of $288.4 million in derivative instruments related to our fixed forward sales program, which were converted to accounts receivable and cash collected and $19.7 million of income from operations, partially offset by a $166.3 million increase in inventory as liquidity improved due to additional borrowing capacity under the credit agreement and a $12.8 million decrease in accounts payable and accrued liabilities related to timing of invoice payments. During 2008, the $43.5 million net cash used in operating activities resulted in part from an increase of $277.5 million in derivative instruments relating to our fixed forward sales program resulting from an increase in the value of fixed price contracts during a period of rapid declines in refined products and natural gas commodity prices together with a decrease of $145.2 million in accounts payable and accrued liabilities due to the timing of invoice payments primarily related to product purchases, partially offset by a decrease of $256.7 million decrease in inventory attributable to significantly lower refined products commodity prices as well as restricted liquidity and credit agreement constraints during the U.S. and world economic recession, a decrease of $114.8 million decrease in accounts receivable due to lower commodity prices and $21.5 million of income from operations.

Net cash used in investing activities for the year ended December 31, 2009 was approximately $7.7 million, compared to approximately $3.5 million for the year ended December 31, 2008. During both periods, the net cash used in investing activities related to terminal capital expenditure projects.

Net cash used in financing activities for the year ended December 31, 2009 was approximately $147.5 million, compared to net cash used in financing activities of approximately $0.7 million for the year ended December 31, 2008. During 2009, the $147.5 million used in financing activities primarily resulted from lower financing requirements and a repayment of $89.0 million on subordinated debt owed to Axel Johnson, a repayment of $51.0 million under the credit agreement and a dividend of $16.3 million to Axel Johnson, partially offset by borrowings of $10.0 million of unsecured debt from a third party. During 2008, the $0.7 million used in financing activities primarily related to borrowings of $124.0 million of subordinated debt from Axel Johnson relating to higher financing requirements and $8.0 million capital contribution from Axel Johnson, partially offset by payments of $120.1 million under our credit agreement and $10.0 million in unsecured debt to a third party.

New Credit Agreement

In connection with the closing of this offering, we will amend and restate our current credit agreement with the resulting new revolving credit agreement having the principal terms described below. As of March 31, 2011, we had approximately $406.0 million of borrowings outstanding under our current credit agreement (consisting of approximately $346.6 million in borrowings outstanding under our working capital facility and approximately $59.4 million in borrowings outstanding under our acquisition facility).

There will be two revolving credit facilities under our new credit agreement:

•

A working capital facility of up to $800.0 million to be used for working capital loans and letters of credit in the principal amount equal to the lesser of our borrowing base and $800.0 million. Our borrowing base will be calculated as the sum of specified percentages of eligible cash collateral, eligible billed and unbilled accounts receivable, eligible inventory (reflecting hedged and unhedged positions), prepaid purchases, the net liquidating value of positions in futures accounts, eligible forward contract value, and letters of credit minus the amount of any reserves, other priority claims and owed swap amounts. Subject to certain conditions, the working capital facility may be increased by up to $200.0 million. We expect that following the completion of this offering, the borrowing base for the working capital facility of our new credit agreement will be approximately $             million.

•

An acquisition facility of up to $200.0 million to be used for loans and letters of credit to fund capital expenditures and acquisitions related to our current businesses. Loans and letters of credit outstanding under the acquisition facility generally cannot exceed 60% of the fair market value of all of our appraised fixed assets. Subject to certain conditions, the acquisition facility may be increased by up to $100.0 million.

Immediately following the completion of this offering, we expect to have available undrawn borrowing capacity of approximately $             million under our new credit agreement (consisting of approximately $             million in undrawn borrowing capacity under the working capital facility and approximately $             million in undrawn borrowing capacity under the acquisition facility).

Each of our subsidiaries will be a borrower under our new credit agreement. We and each of our subsidiaries, if not the borrower, will be a guarantor of all obligations under our new credit agreement. All obligations under our new credit agreement also will be secured by substantially all of our assets, substantially all of the assets of our subsidiaries, and a pledge by our general partner of its general partner interest in us.

Indebtedness under our new credit agreement will bear interest, at our option, at a rate per annum equal to either the Eurodollar Rate (which means the LIBOR Rate as determined from the British Bankers Association) for interest periods of one, two, three or six months plus a specified margin or the Alternate Base Rate plus a specified margin. The Alternate Base Rate is the highest of (a) the prime rate of interest announced from time to time by the agent bank as its “Base Rate,” (b) 0.50% per annum above the Federal Funds Rate as in effect from time to time and (c) the Eurodollar Rate for 1-month LIBOR as in effect from time to time plus 1.00% per annum.

The specified margin for the working capital facility ranges from 1.00% to 1.50% for loans bearing interest at the Alternate Base Rate and ranges from 2.00% to 2.50% for loans bearing interest at the Eurodollar Rate and for letters of credit issued under the working capital facility. The specified margin is calculated based upon how much of the working capital facility we utilize. In addition, we will incur a commitment fee based on the unused portion of the working capital facility at a rate ranging from 0.375% to 0.50% per annum.

The specified margin for the acquisition facility ranges from 1.50% to 2.375% for loans bearing interest at the Alternate Base Rate and ranges from 2.50% to 3.375% for loans bearing interest at the Eurodollar Rate and for letters of credit issued under the acquisition facility. In addition, we will incur a commitment fee on the unused portion of the acquisition facility at a rate ranging from 0.375% to 0.50% per annum. The specified margin and the commitment fee for the acquisition facility is calculated based upon our consolidated total leverage ratio from time to time.

Our new credit agreement will mature in 2015 on or about the anniversary of the completion of this offering, at which point all amounts outstanding under the working capital facility and acquisition facility will become due. We will be required to make prepayments under our credit agreement at any time when the aggregate amount of the outstanding loans and letters of credit under the working capital facility exceeds the lesser of the aggregate amount of commitments in respect of such facility and the borrowing base or when the aggregate amount of outstanding loans and letters of credit under the acquisition facility exceeds the lesser of the aggregate amount of commitments in respect of such facility and 60% of the fair market value of the appraised assets. Mandatory prepayments also will be required for certain sales of our assets. All loans repaid or prepaid may be reborrowed prior to the maturity date subject to satisfaction of the applicable conditions at the time of borrowing.

Our new credit agreement will prohibit us from making distributions to unitholders if any potential default or event of default, as defined in our new credit agreement, occurs or would result from the distribution. In addition, our new credit agreement will contain various covenants that may limit, among other things, our ability to:

•	Grant liens;

•	Make certain loans or investments;

•	Incur additional indebtedness or guarantee other indebtedness;

•	Sell our assets;

•	Acquire another company; or

•	Make distributions if any event of default exists or would result therefrom.

Our new credit agreement also will contain financial covenants requiring us to maintain:

•	Minimum net working capital of $35.0 million;

•	A minimum EBITDA to fixed charge coverage ratio of 1.1 to 1.0;

•

A maximum senior secured debt leverage to EBITDA ratio of 2.5 to 1.0 with respect to the aggregate amount of borrowings outstanding under the $200.0 million acquisition facility and other funded secured indebtedness;

•

A maximum total leverage to EBITDA ratio of 3.5 to 1.0 with respect to the aggregate amount of borrowings outstanding under the $200.0 million acquisition facility plus bonds and debentures and other funded indebtedness; and

•	A level of lease obligations (not including capital leases) not to exceed $30.0 million in aggregate in any fiscal year.

If an event of default exists under our new credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies. Each of the following would be an event of default:

•	Failure to pay, when due, any principal interest, fees or other amounts after a specific cure period;

•	Failure of any representation or warranty to be true and correct in any material respect;

•	Failure to perform or otherwise comply with the covenants in the credit agreement or in other loan documents to which we are a borrower without a waiver or amendment;

•	Any default in the performance of any obligation or condition beyond the applicable grace period relating to any other indebtedness of more than $10.0 million;

•	A judgment default for monetary judgments exceeding $10.0 million;

•	A change of control (as defined below);

•	A bankruptcy or insolvency event involving us, our general partner or any of our subsidiaries; and

•	Failure of the lenders for any reason to have a first perfected security interest in the security pledged by any borrower or any of the security becomes unenforceable or invalid.

A change of control is the occurrence of any of the following events: (a) Antonia A. Johnson, together with her spouse, children, grandchildren and heirs (and any trust of which any of the foregoing (or any combination thereof) constitute at least 80% of the then current beneficiaries) cease to own and control more than 50% of the total voting power of each class of outstanding capital stock of our general partner, (b) our general partner ceases to own and control all of the general partner interests in us, and (c) we cease to own and control all of each class of outstanding capital stock of each subsidiary that is a borrower or a guarantor under our new credit agreement.

Although we anticipate our new credit agreement will be effective upon the closing of this offering, its effectiveness is subject to a number of conditions, including the retirement of debt under our current credit agreement and there being no material adverse change in our business.

Impact of Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2008, 2009 and 2010 or for the three months ended March 31, 2011.

Critical Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported net sales and expenses during the reporting period. The most significant estimates and assumptions relate to the accounting for accounts receivable and inventory allowances, fair value of derivative assets and liabilities, environmental and legal reserves, and the recovery of goodwill. Actual results could differ from these estimates. The following is a discussion of our most critical accounting estimates, judgments and uncertainties.

Derivatives

As a matter of policy, refined products and natural gas businesses utilize futures contracts, forward contracts, swaps, options and other derivatives in an effort to minimize the impact of commodity price fluctuations. On a selective basis and within our risk management policy’s guidelines, we utilize futures contracts, forward contracts, swaps, options and other derivatives to generate profits from changes in market prices.

We record all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We recognize changes in the fair value of our commodity derivative instruments currently in earnings as cost of products sold.

We do not offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts, including amounts that approximate fair value, recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

We also use interest rate swaps to convert a portion of our floating rate debt to fixed rates. These interest rate swaps are designated as cash flow hedges and the changes in fair value of the swaps are included as a component of comprehensive income and accumulated other comprehensive loss, net of tax, in our consolidated statements of stockholder’s/partner’s equity and in our consolidated balance sheets, respectively.

Inventories

We value inventories at the lower of cost or market. Cost is primarily determined using the first-in, first-out method. Inventory consists of petroleum products, natural gas and coal. We use derivative instruments, primarily futures and swaps, to economically hedge substantially all of our inventory. Changes in the fair value of these derivative instruments are recorded currently in cost of products sold in our consolidated statements of income.

Goodwill

Goodwill is defined as the excess of cost over the fair value of assets acquired and liabilities assumed in a business combination. Goodwill is not amortized but rather tested for impairment at the reporting unit level, at least annually (as of October 31st of each year), by determining the fair value of the reporting unit and comparing it with its carrying value. We have three reporting units, which are also our operating segments. After applying the discounted cash flow method (Level 3 measurement) to measure the fair value of our reporting units, we determined that there have been no goodwill impairments to date.

Net Sales and Cost of Products Sold Recognition

Net sales on the sale of refined products and natural gas are recognized in our consolidated statements of income when title to the product passes to the customer. Net sales for the materials handling segment are recognized on a time and materials basis as services are rendered or ratably over the contractual service period as applicable.

The allowance for doubtful accounts is recorded to reflect the ultimate realization of our accounts receivable and includes the assessment of customers’ creditworthiness and the probability of collection. The allowance is comprised of specifically identified accounts at risk and an amount determined based on historical collection experience.

Shipping costs that occur at the time of sale are included in cost of product sold. Various excise taxes are collected at the time of sale and remitted to authorities and are recorded on a net basis in cost of products sold.

Recent Accounting Pronouncements

The following is a summary of recent significant accounting policies we considered in the preparation of historical financial statements included with this prospectus.

In January 2010, the Financial Accounting Standards Board, or the FASB, issued ASU 2010-06, which amended ASC 820, Fair Value Measurements and Disclosures, or ASC 820. New disclosures included in this ASU require an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the related reasoning for the transfer. Also included in the new disclosure requirements is the separate presentation of purchases, sales, issuances and settlements on a gross basis in the reconciliation for significant unobservable inputs, or Level 3 inputs. Further, this ASU clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value for either Level 2 or Level 3 measurements. Finally, this ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation – Retirement Benefits, to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for annual reporting periods beginning after December 15, 2009. The adoption of ASU 2010-06 did not have a material impact on our financial statements.

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures. This ASU specifies the valuation techniques that should be used to fair value a liability in the absence of a quoted price in an active market. This ASU was effective immediately after its release. The adoption of this ASU did not have an impact on our financial statements or disclosures.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risks to which we are exposed are commodity risk and interest rate risk. We utilize various derivative instruments to manage exposure to commodity risk and forward starting swaps to manage exposure to interest rate risk.

Commodity Price Risk

We use various financial instruments to hedge our commodity price risk. We sell our refined products and natural gas primarily in the Northeast. This geographic focus is a key factor in how we choose the most appropriate financial instruments to hedge our positions.

We hedge our refined product positions primarily with a combination of futures contracts that trade on the New York Mercantile Exchange, or NYMEX, and fixed-for-floating price swaps that are bilateral contracts that are traded “over-the-counter.” Although there are some notable differences between futures and the fixed-for-floating price swaps, both can provide a fixed price while the counterparty receives a price that fluctuates as market prices change. As indicated in the table below, we primarily use futures contracts to hedge light oil transactions and swaps contracts for residual fuel oils futures contracts. There are no residual fuel oil futures contracts that actively trade in the United States. Each of the financial instruments trade by month for many months forward, allowing us the ability to hedge future contractual commitments.

Product Group	Primary Financial Hedging Instrument
Gasolines	NYMEX RBOB futures contract
Distillates	NYMEX Heating Oil (HO) futures contract
Residual Fuel Oils	New York Harbor 1% Sulfur Residual Fuel Oil Swaps

In addition to the financial instruments listed above, we sometimes use the ethanol futures contract that trades on the Chicago Board of Trade, or CBOT, to hedge ethanol that is used for blending into our gasoline. This ethanol contract is based on Chicago delivery.

For natural gas, there are no quality differences that need to be considered when hedging. Our primary hedging requirements relate to fixed price and basis (location) exposure. We largely hedge our natural gas fixed price exposure using fixed-for-floating price swaps that trade on the ICE with the prices based on the Henry Hub location near Erath, Louisiana. The Henry Hub is the most active natural gas trading location in the United States. Although we typically use swaps, there is also an actively traded NYMEX Henry Hub natural gas futures contract that we can use. We primarily use ICE basis swaps as the key financial instrument type to hedge our natural gas basis risk. Similar to the natural gas futures and ICE Henry Hub swaps, basis swaps for major locations trade actively for many months. These swaps are financially settled, typically using prices quoted by Platts.

We also directly hedge our price exposure in oil and natural gas physically by using forward purchases or sales.

Interest Rate Risk

We enter into interest rate swaps to manage exposures in changing interest rates. We swap the variable LIBOR interest rate payable under our credit agreement for fixed LIBOR interest rates. These interest rate swaps meet the criteria to receive cash flow hedge accounting treatment. Counterparties to our interest rate swaps are large multi-national banks and we do not believe there is a material risk of counterparty nonperformance. The notional value of the cash flow hedges is composed of base amounts of $185.0 million through 2012 and increasing to $210.0 million in 2013, as well as seasonal swaps to manage our increase in borrowings during the winter, relating specifically to higher inventory and accounts receivable levels. Borrowings under our new credit agreement will bear interest, at our option, at a rate per annum equal to the Eurodollar Rate (which means the LIBOR Rate as determined from indices from the British Bankers Association) and the Alternate Base Rate which means the highest of (a) the prime rate of interest announced from time to time by the agent as its “Base Rate,” (b) 0.50% per annum above the Federal Funds Rate as in effect from time to time and (c) the Eurodollar Rate for 1-month LIBOR as in effect from time to time plus 1.00% per annum, depending on which facility is being used. During the two years ended December 31, 2010, we hedged approximately 70% of our floating rate debt with fixed-for-floating interest rate swaps. We report unrealized gains and losses on the interest rate swaps as a component of accumulated other comprehensive gain or loss, net of taxes, which is reclassified to earnings as interest expense when payments are made.

Market and Credit Risk

The risk management activities for our refined products and natural gas segments involve managing exposures to the impact of market fluctuations in the price and transportation costs for commodities through the use of derivative instruments. The volatility of prices for energy commodities can be significantly influenced by market liquidity and changes in seasonal demand, weather conditions, transportation availability, and federal and state regulations. We monitor and manage our exposure to market risk on a daily basis in accordance with approved policies.

We maintain a control environment under the direction of our chief risk officer through our risk management policy, processes and procedures, which our senior management has approved. Controls include volumetric and value at risk limits on discretionary positions as well as contract term limits. Our chief risk officer must approve the use of new instruments or new commodities. Risk limits are monitored and reported daily to senior management. Our risk management department also performs independent verifications of sources of fair values. These controls apply to all of our commodity risk management activities.

We use value at risk to monitor and control commodity price risk within our risk management activities. The value at risk model uses both linear and simulation methodologies based on historical information, with the results representing the potential loss in fair value over one day at a 95% confidence level. Results may vary from time to time as hedging coverage, as well as market pricing levels and volatility, change.

The following table presents the value at risk for our refined products and natural gas marketing and risk management commodity derivatives activities:

	Refined Products		Natural Gas
	2009	2010	2009	2010
	(Thousands of Dollars)		(Thousands of Dollars)
At December 31	149	117	306	85
Average	195	170	427	356
High	646	431	1,310	970
Low	60	56	58	85

Our treasury department is responsible for administering interest rate hedging programs.

We have a number of financial instruments that are potentially at risk including cash and cash equivalents, receivables and derivative contracts. Our primary exposure is credit risk related to our receivables and counterparty performance risk related to the fair value of derivative assets, which is the loss that may result from a customer’s or counterparty’s non-performance. We use credit policies to control credit risk, including utilizing an established credit approval process, monitoring customer and counterparty limits, employing credit mitigation measures such as analyzing customer financial statements, and accepting personal guarantees and various forms of collateral. We believe that our counterparties will be able to satisfy their contractual obligations. Credit risk is limited by the large number of customers and counterparties comprising our business and their dispersion across different industries.

Cash is held in demand deposit and other short-term investment accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. We have not experienced any losses on such accounts.

INDUSTRY

We participate in the refined products, natural gas and materials handling industries. The discussion below provides a high level overview of each of these industries. The majority of our customer base is located in the Northeast. The data used in many of the tables and illustrations below are based on a combination of New England and New York (NE/NY) data.

Refined Products

The oil industry is commonly divided into three sectors: (1) the “upstream” sector, which is primarily comprised of the exploration and production of crude oil; (2) the “downstream” sector, which includes the refining of crude oil along with all other related activities through sales of refined products to end users; and (3) the “midstream” sector, which is often combined with downstream and focuses largely on services relating to the downstream sector such as storage, transportation and distribution of crude oil and refined products. The industry discussion below covers only U.S. midstream and downstream activities starting with refining. In general, a range of refined products is produced from the refineries which are then primarily distributed in bulk by various means to the geographical areas in which the products will be consumed. A combination of storage and various distribution activities are then used to ultimately deliver the refined products to end users.

Refining

The United States has an extensive refinery system that produces the bulk of the refined products used domestically. Although the specific configuration of refineries varies significantly, in general, the primary feedstock to most oil refineries is a mix of crude oils, with the output being a range of refined products of varying qualities. Refineries produce various finished products that meet requisite product quality characteristics as well as other unfinished products that require further processing or blending prior to use. A range of measures are used to ensure satisfactory product quality, including specifications for gravity, sulfur, octane, flash point, cetane and viscosity. The requisite qualities vary depending on the particular product and application.

Finished products include (1) “light oils” such as gasoline and distillates, including heating oil, kerosene, aviation fuel and diesel, and (2) “heavy oils” such as residual fuel oil and asphalt. U.S. refiners generally produce more product than is required to meet their own direct marketing obligations. The surplus product is usually sold on the market and transported out of the refinery by various means such as marine, pipeline, rail or truck. Examples of product outlets include sales to large wholesalers like us or various other outlets such as other refiners, trading companies or directly to large end users.

Although refining is a key part of the refined product supply infrastructure, the Northeast market in which we operate has a relatively small portion of the total U.S. refining capacity. This results in the Northeast being in a deficit petroleum products position, which is particularly evident in the NE/NY region where there are no operating refineries. In contrast, the U.S. Gulf Coast region, represented in part by Petroleum Administration for Defense District, or PADD, III has a substantial surplus of refining capacity and is a key source of products to meet demand requirements elsewhere in the United States, including the Northeast, as illustrated in the following table.

	2009 Products Balance (thousand barrels per day)
	Refinery and Blender Net Production	Product Supplied	Product Imbalance
New England	—	765	(765)
New York	—	731	(731)

New England / New York	—	1,496	(1,496)

PADD 1 (excluding NE/NY)(1)	3,193	4,114	(921)

Total PADD I	3,193	5,610	(2,417)

Total PADD III(2)	7,395	4,890	2,505

(1)	Other PADD I jurisdictions include Delaware, District of Columbia, Florida, Georgia, Maryland, New Jersey, North Carolina, Pennsylvania, South Carolina, Virginia and West Virginia.
(2)	PADD III includes Alabama, Arkansas, Louisiana, Mississippi, New Mexico and Texas.

Source: Energy Information Administration, June 29, 2011: New England / New York data from State Energy Data System, or SEDS, and total U.S. from Petroleum Supply Monthly.

Products

As described above, refined products are often characterized as light or heavy oils, based loosely on the way that products are separated from crude oil by distillation and other separation processes and the associated properties of the products. The key light oils product groups are gasoline and middle distillates.

Overall demand for refined products in the United States has declined from 2005 to 2009, as illustrated in the table below. The percentage decline in the NE/NY region was even greater during this period. Factors contributing to the weakening demand include higher and more volatile prices as well as weak economic conditions. Total U.S. demand rebounded somewhat in 2010, with estimated consumption approximately 2% higher than in 2009.

Total Product Supplied

(Thousand Barrels per Day)

	New England / New York	Total United States
2005	1,832	20,802
2006	1,637	20,687
2007	1,642	20,680
2008	1,565	19,498
2009	1,496	18,771
2010	N.A.	19,148

Source: Energy Information Administration, June 29, 2011: New England / New York data from SEDS and total U.S. from Petroleum Supply Monthly.

Gasoline. Gasoline accounts for nearly half of the total U.S. petroleum product usage. This demand concentration reflects the very high per capita use of automobiles in the United States. In addition to automobiles and light trucks, gasoline is used for various off road applications such as farming and recreational vehicles. The per capita use of gasoline in the United States is substantially higher than in many other developed countries (e.g., in Europe). In those countries there is generally a more frequently used public transportation system, partly due to higher population density and a typically higher tax levied on transportation fuels. Many other countries outside of the United States also use more diesel fuel in the personal transportation sector, partly due to higher mileage rates for comparable diesel engines. The refinery configuration in the United States reflects this domestic demand pattern, with a high level of conversion capacity aimed at converting heavier components to lighter products, in particular gasoline. U.S. refineries generally produce most or all of the required U.S. gasoline supply. In 2010, the United States was a net exporter of gasoline. Gasoline supplies are typically delivered to terminals in the United States by pipeline, barge or truck, with deliveries to retail stations primarily made by truck.

Much of the gasoline consumed in the United States now includes ethanol due to federal mandate, typically at a concentration of approximately 10%. Gasoline is typically sold at retail locations based on octane level (e.g., regular, mid-grade or premium), with the higher octane levels commanding a higher price. Another key quality of gasoline is volatility, with the Reid Vapor Pressure, or RVP, used as the common measure to reflect volatility. In general, a higher RVP indicates a more volatile gasoline which has a tendency to evaporate, leading to higher emissions. “Summer” and “winter” gasoline have different specifications, with lower RVP specifications used in the summer given the higher tendency to evaporate in warmer conditions. The ethanol blending and seasonal switchover of gasoline grades is carefully managed at the various terminal locations. Gasoline demand in the NE/NY region constitutes approximately 9% of total U.S. demand and has been relatively steady over the past several years. Estimated demand in the NE/NY region in 2009 was approximately 2% lower than the 2005 level. Factors contributing to the flat or declining demand include a high price environment, peaking in mid-2008, and weak economic conditions beginning in the latter part of 2007.

The table below sets forth estimated gasoline demand in the NE/NY region and in the United States.

Gasoline Consumption

(Thousand Barrels per Day)

	New England / New York	Total United States
2005	811	9,159
2006	818	9,253
2007	823	9,286
2008	796	8,989
2009	794	8,997
2010	N.A.	9,034

Source: Energy Information Administration, June 29, 2011: New England / New York data from SEDS and total U.S. from Petroleum Supply Monthly.

Distillates. Distillates include heating oil, diesel fuel, kerosene and jet fuel. Heating oil (also known as No. 2 home heating oil) and kerosene (also known as No. 1 fuel oil) are primarily used for heating purposes, with diesel and jet fuel used largely in the transportation sector. Diesel and heating oil are both part of the No. 2 fuel oil group, with a key quality difference being the sulfur content. The maximum allowable sulfur for all on-road diesel in the United States is now 15 parts per million, or ppm, with this product now typically referred to as ultra low sulfur diesel, or ULSD. Although there are a range of initiatives being contemplated and underway to reduce the sulfur content in heating oil, the current specifications are typically a maximum of 2,000 ppm to 3,000 ppm. The maximum sulfur specification for kerosene used for home heating is typically 400 ppm, although since kerosene is often blended into ULSD in the winter to enhance cold weather performance, there is also a significant need in the winter for ultra low sulfur kerosene, or ULSK. Similar to ULSD, the ULSK must meet a 15 ppm maximum sulfur specification, given that it is blended into fuel used primarily for on-road applications. Although there are different grades of jet fuel, the most common one typically has a similar boiling range as kerosene and is part of the No. 1 fuel oil category. There are some very stringent specifications such as fluidity requirements for jet fuel, whereas the kerosene fluidity specifications are easier to meet. This strict fluidity requirement, as measured by quality tests such as cloud point, freeze point and viscosity, is due to the low temperatures in the high altitude environment in which jet fuels are commonly used.

In 2009, the largest concentration of distillate use in the NE/NY region was the residential sector at 42% of total consumption. This reflects the high use of home heating oil in the Northeast, partially due to the infrastructure limitations for natural gas. Transportation fuels comprised 37% of the total consumption in 2009. The bulk of the remainder of distillate use was in the commercial sector, also with a significant level of heating oil consumption. Total estimated distillate fuel oil sales in 2009 in the NE/NY region was approximately 410,000 barrels per day. The high proportion of heating oil usage in the residential sector is largely for home heating oil purposes and is primarily prevalent only in the Northeast. For example, the use of distillates in the NE/NY region represented about 61% of the total U.S. residential distillate demand in 2009. In contrast to the NE/NY region, in the United States approximately 8% of the distillate demand was in the residential sector. In 2009, the transportation sector was the largest user of distillates in the United States as a whole, accounting for approximately 71% of consumption.

The following table illustrates the estimated distillate usage in the NE/NY region and in the United States in 2009:

2009 Distillate Use Distribution

	New England / New York	Total United States
Residential	42%	8%
Transportation	37%	71%
Commercial	15%	5%
Industrial	2%	4%
Electric Power	1%	1%
Other(1)	3%	11%

Total	100%	100%

(1)	Other use consists primarily of farm and off-highway use.

Source: Energy Information Administration, February 28, 2011: SEDS. Data may not add to totals due to independent rounding.

Although the use of natural gas continues to grow, particularly as prices have generally been weaker than heating oil in recent years, there are still many areas in the NE/NY region where use is restricted due to infrastructure limitations. In contrast, heating oil can be used at essentially any residence or business as it can be readily delivered by local heating oil dealers or other suppliers. In general, local dealers or resellers purchase heating oil from distributors with bulk heating oil supplies at various terminals in the region. Dealers take receipt of the heating oil at the terminal for either immediate or subsequent delivery to primarily residential and, to a lesser extent, commercial users. In addition to meeting supply requirements, dealers can provide services such as fixed or capped price programs. Full service dealers also typically provide services such as furnace maintenance and repair. The use of fixed price programs has in general declined in recent years, partly due to the high price environment that has in many cases limited the attractiveness to both the dealer and consumer. In contrast to the residential sector where the majority of the delivery requirements are in the winter, demand in the transportation sector is less variable. As described above, distillate demand in the transportation sector is now largely for ULSD.

Residual Fuel Oil. The most common heavy oil is residual fuel oil, which is the remaining or “residual” oil left over after the lighter product streams are removed in the refinery. Residual fuel oils are typically of substantially lesser quality than distillates, with much higher specific gravity, viscosity and sulfur and metals contents. The most common residual fuel oil, No. 6 fuel oil, is used by power plants and industrial boilers. In addition to No. 6 fuel oil, there are certain applications for “lighter” No. 5 and No. 4 residual fuel oils. These lighter residual fuel oils are generally produced by blending No. 6 residual fuel oil with heating oil (No. 2 fuel oil), improving the properties (e.g., reducing viscosity) of the resultant blend. Pricing for residual fuel oil is typically significantly lower than for distillates. Production of residual fuel oil has declined, largely due to the higher heavy oil conversion capacity within the refineries, resulting from both the addition of new conversion capacity as well as closure of some less complex refineries. Demand for residual fuel oil has also declined, driven by factors such as stiffening air emission regulations and, more recently, more attractive pricing for natural gas.

Due to its product characteristics, residual fuel oil has special handling and storage requirements leading to increased costs. For example, the highly viscous nature of the product requires heating to ensure adequate fluidity, which requires specialized equipment for both delivery and terminal storage. Tankage and other equipment, such as barges and trucks, are typically not routinely shifted between residual fuel oil and lighter oil use due to clean-up requirements, among other costs. This dedicated usage is especially prevalent with terminal tankage. As demand for residual fuel oil has declined, the level of terminal tankage dedicated to residual fuel oil has been reduced. The chart below illustrates the demand decline in residual fuel oil in recent years in the NE/NY region, with the estimated demand in 2009 representing approximately 40% of the 2005 level. As the chart below illustrates, residual fuel oil demand in the NE/NY region has stabilized in recent years. The primary factor leading to the more stable demand has been increased consumption for transportation requirements (bunker fuels) in New York, largely offsetting the continued reductions in consumption in the other sectors.

Residual Fuel Oil Consumption

(Thousand Barrels per Day)

	New England / New York	Total United States
2005	232	920
2006	115	689
2007	123	723
2008	97	622
2009	92	511
2010	N.A.	550

Source: Energy Information Administration, June 29, 2011: New England / New York data from SEDS and total U.S. from Petroleum Supply Monthly.

Key uses for residual fuel oil include industrial boilers and electric power. Another significant application is for “bunker” fuels used to power ship engines. Although some smaller vessels use lighter fuels such as distillates for marine engine requirements, No. 6 fuel oil is the most common bunker fuel. Residual fuel oil used for bunker applications is sometimes referred to as “Bunker C.” Similar to other residual fuel oil applications, the supply of bunker fuel generally requires specialized equipment. Not only does residual fuel oil require heating, but the large quantities in which residual fuel oil is sold typically requires the use of a marine barge to make deliveries to customers, predominantly ships. The following chart illustrates the usage of residual fuel oil by sector and the significant usage of bunker fuel, with approximately 43% of the NE/NY demand in the transportation area. A large amount of bunker fuel usage occurs in the New York Harbor area due to the high concentration of ship traffic.

2009 Residual Fuel Oil Use Distribution

	New England / New York	Total United States
Transportation	43%	68%
Commercial	34%	6%
Industrial	11%	8%
Electric Power	12%	17%
Other	1%	1%

Total	100%	100%

Source: Energy Information Administration, February 28, 2011: SEDS. Data may not add to totals due to independent rounding.

Transportation, Storage and Delivery

Refined products supply is delivered into the NE/NY region either from other parts of the United States or by imports, with the primary transportation modes being marine and pipeline. On-road and rail transportation are used to a lesser extent. The domestic supplies into the NE/NY region are largely sourced from the Mid-Atlantic region or the U.S. Gulf Coast. Canada and the U.S. Virgin Islands are the two largest sources of product imports. Although the NE/NY region does not have any refining capacity, it does have substantial refined product terminal capacity. The largest of the facilities in the region typically receive marine shipments of product either via ship or barge, with the New York Harbor area as the major hub of product supply movements. We are one of the largest independent terminal operators in this region and own a number of terminals that are primarily sourced via marine shipments. Depending on the terminal, supplies can also be delivered by other means including pipeline, rail or on-road transportation. Other types of entities that control these types of terminals include refiners, wholesale distributors and end users. In addition to terminals with marine access, the NE/NY region has a large number of inland terminals, primarily controlled by terminal operators and wholesale distributors. The inland terminals are supplied via pipeline, rail and/or on-road transportation and are often used in the NE/NY region for storage of middle distillates such as heating oil. Based on three of the major refined product groups, PADD I has 42% of the total U.S. bulk terminals storage. This compares to PADD I representing approximately 30% of the U.S. demand for all refined products.

The following table sets forth the bulk terminals’ working storage capacity (in thousands of barrels) for PADD I and the United States as of March 31, 2011:

	PADD I	Total United States	% of United States Total
Gasoline	70,627	199,025	35%
Distillate Fuel Oil	83,628	171,700	49%
Residual Fuel Oil	26,553	62,715	42%

Total	180,808	433,440	42%

Source: Energy Information Administration, March 31, 2011.

Pipelines are a key mode of transportation for refined products within the United States. For example, a substantial portion of PADD I supplies are sourced from the U.S. Gulf Coast and delivered via pipelines such as the Colonial and Plantation systems. These larger volume and longer distance pipelines are often referred to as trunk lines and are typically “common carrier” rather than proprietary pipelines, transporting products for a range of entities. These pipelines also typically transport various grades of light refined products. If a pipeline crosses state borders it is regulated by the Federal Energy Regulatory Commission, or FERC. Pipelines are a cost-effective way to transport products from a region with a substantial petroleum products surplus such as the U.S. Gulf Coast to a products deficit area such as the Northeast. In addition to the major pipelines that connect various regions, smaller pipelines in the NE/NY region are used for intra-regional product transportation.

With the exception of transportation fuels purchased at retail outlets, the majority of refined products deliveries to end users occur by truck. A range of truck types and sizes are used to load and transport products. Trucks used to transport residual fuel oil are generally insulated to ensure that product temperature remains high to maintain fluidity. Trucks are largely operated by independent trucking companies, although there are various other market participants such as heating oil dealers that generally control trucking. Maximum truck sizes are set by state regulations, with the maximum capacities ranging from 8,500 to 12,000 gallons depending on product requirements. Although trucking is the predominant means to deliver refined products to end users, barge, rail and pipelines are also used.

Pricing

Many factors affect refined product prices, with two high level categories often used to describe the analysis and projection of price trends. Fundamental analysis is based on factors that impact or are at least perceived to impact the supply and demand balance and ultimately prices. In contrast, “technical” analysis focuses on historical price trends as a means to anticipate future prices. Examples of fundamental factors would be macroeconomic conditions, the political environment and regulatory developments. Market participants that focus on technical analysis or “technicians” essentially operate under the premise that the actual market price action is the only relevant factor when forecasting future prices. Although market participants may focus on fundamental or technical factors, many will consider both types of factors when assessing the current market and future outlook. There is a range of active market participants today, including both industry and non-industry players. In general, the activity of non-industry participants, such as hedge funds, has grown in the market over the past several years, with some participants suggesting that the higher level of non-industry participation has led to increased price volatility.

In the United States, futures prices are often used as a price indicator and reference. Futures contracts for No. 2 home heating oil, or HO, and Reformulated Blendstock for Oxygenate Blending, or RBOB, which is essentially the gasoline blending component prior to adding the required concentration of ethanol, are both based in New York Harbor. These two contracts are both traded on the NYMEX in 1,000 barrel (42,000 gallon) lots and ultimately settled each business day afternoon. The liquidity and transparency of the futures market has been enhanced with the after-hours trading capabilities of the Globex electronic trading platform on the Chicago Mercantile Exchange, or CME, which is open from 6:00 PM Eastern Time on Sunday to 5:15 PM Eastern Time on Friday, with only a 45 minute break at the end of each trading day. There is also a 29,000 gallon ethanol futures contract that trades on the Chicago Board of Trade, or CBOT. Futures contracts provide for delivery at varying times in the future, with prices depending on the delivery month. HO and RBOB contracts are a frequent means to hedge light oil price risk. While no actively traded futures contracts exist for heavy oils, over-the-counter swaps are often used to hedge residual fuel oils. The forward market curve is an important aspect of pricing. If inventory is hedged, the “rolling” of the hedge from one month to the next can either be a benefit or cost depending on whether prices for future delivery months are higher or lower.

Refined petroleum product sales can generally be categorized as spot or forward transactions. Spot transactions are based on current or prompt (next) delivery month prices usually for current or prompt month delivery. Forward transactions are when deliveries are expected in the future and are typically based on forward market prices. A key pricing approach for independent terminal operators and other wholesalers is to sell refined products in the wholesale market on a “rack” basis. In these rack transactions, the product is typically picked up by the purchaser or a third-party trucker hired by the purchaser at a loading rack in the terminal. The loading rack is essentially a system designed to facilitate the loading of product into the truck for subsequent delivery to another bulk storage facility or to an end user. In many larger terminals the truck loading racks are highly automated, allowing the terminal operator significant control. In a rack transaction, the seller establishes prices for the appropriate product and location combinations at the terminals, with the prices typically changing at least daily sometime after the NYMEX settlement. Depending on factors such as market volatility or a seller’s inventory balance, the rack prices can be changed more frequently than daily. Wholesale rack transactions can also be completed via electronic means with the prices changing on essentially a real-time basis in line with market price movements. In addition to rack transactions, suppliers can sell products on a delivered basis, typically to end users. Prices for these transactions are generally higher due to the additional requirements and costs associated with delivery. In addition to the rack and delivered transactions based on prompt supply requirements, products are often sold for delivery in the future, based on the forward market price structure at that time.

Natural Gas Industry

Natural gas is an important and growing source of energy in the United States. In its natural state it is a gaseous material which is primarily composed of the light hydrocarbon methane, though there is typically also a range of other lower concentration light hydrocarbons and gaseous contaminants such as carbon dioxide, hydrogen sulfide and nitrogen. Prior to use, this unpurified or “wet” gas is purified to become “dry” natural gas comprised primarily of methane. Although methane is a colorless and odorless gas, a trace amount of a mercaptan or other sulfur containing compound is frequently added to the fuel prior to delivery to an end user. This is a safety mechanism to provide a distinctive “rotten egg” smell that can help facilitate leak detection. A key difference in natural gas and refined products marketing is that there is a range of petroleum products, whereas there is essentially only a single quality of natural gas.

Natural gas is usually found trapped between layers of rock beneath the ground, although there are also offshore natural gas reserves. In the United States, the recovery of natural gas from shale formations, including from the Barnett Shale in Texas and the Marcellus Shale in the Northeast, has recently grown substantially, partly due to enhanced drilling techniques. In addition to the reservoirs of natural gas, there is also substantial “associated” gas that is essentially part of a crude oil reservoir. In the past, the associated gas was often viewed as a nuisance by-product, though today it is more actively recovered due to both economic benefits as well as a higher level of environmental awareness.

Transportation and Storage

Natural gas is largely transported by a series of interstate and intrastate pipelines. Similar to refined products, various long distance trunk lines are typically part of larger distribution systems, for example, transporting gas from the U.S. Gulf Coast producing region to the East Coast consuming area. There are also smaller regional pipelines either within a single state or multiple states that are essential to delivering gas to end users or local distribution companies, or LDCs. LDCs typically own an extensive distribution system to deliver the gas to end users. In general, only very high volume customers may receive gas directly from the high capacity pipeline while others obtain it from the LDC.

Given the need to have adequate reserves to meet periodic increased demand requirements, natural gas storage is important to the industry. The primary method of storage is injection of natural gas into underground depleted gas reservoirs, salt caverns or porous permeable rock formations (aquifers). In addition to this underground storage, following delivery on a tanker, liquefied natural gas (LNG) is stored in above or below ground tanks.

Regulatory Environment

The natural gas industry is subject to a range of regulations, including by the FERC. The FERC regulates pipeline, storage and LNG facility construction, interstate natural gas transportation and establishment of rates for services. In addition to the rate structure, FERC regulates the terms and conditions of services offered by interstate pipelines with an intent to provide open and non-discriminatory access to transportation. State agencies have primary regulatory authority over intrastate pipelines and other natural gas activities within the states and often focus on ensuring purchase option choices for end users, with generally less involvement in setting pipeline tariffs.

Supply and Demand

The United States has substantial natural gas reserves, with domestic supply continuing to grow largely due to the enhanced drilling techniques that have significantly improved the ability to economically recover natural gas from shale formations. In addition to domestic supplies, the United States receives imports both via pipeline (primarily from Canada) and from LNG shipments. LNG is used as a means to transport natural gas when pipeline transit is not available or economic. LNG is produced when natural gas is cooled to a very low temperature (approximately -260° F), leading to condensation. This allows the gas to be readily transported on specialized tankers. Although the United States uses some LNG, it is a much more important source of gas in some other countries such as Japan and Korea. Due partly to the increasing supplies from the shale areas, the supply of natural gas has grown substantially over the past several years, with dry production in the United States increasing from 18.1 trillion cubic feet, or Tcf, in 2005 to 21.6 Tcf in 2010 according to the EIA. Net imports added another 2.6 to 3.8 Tcf annually to the total supply over this time period.

Total consumption of natural gas in the United States in 2010 was estimated at over 24 Tcf, up from the 22 Tcf in 2005. The NE/NY region comprised about 9% of this total U.S. demand in 2009. The three major demand areas for natural gas in the NE/NY region are for electric power followed by the residential and commercial sectors. Industrial demand is relatively low in this area compared to the entire United States. The majority of the new U.S. electricity generation capacity now uses natural gas to supply steam generation units or various types of gas turbines. This focus on natural gas for electric power generation is driven by a range of factors including a typically lower level of greenhouse gas emissions compared to competitive fossil fuels, growing domestic supplies and generally attractive pricing and economics for the consumer. The key use for natural gas in the residential and commercial sectors is for heating and cooling with a number of other smaller volume applications. In industrial applications, a key use is for industrial boiler fuel, similar to the industrial applications for residual fuel oil. Another key industrial use for natural gas is as a feedstock, for example, as part of processes to make various chemicals. There is little demand for natural gas in the transportation sector in both the United States and the NE/NY region, partly due to the limited refueling infrastructure. The primary current use is for fleets of vehicles such as buses that are fueled centrally. Most of these vehicles use compressed natural gas, or CNG, as a fuel. The following table sets forth natural gas demand in the NE/NY region and the United States in 2009 based on deliveries to consumers:

Average 2009 Natural Gas Demand Distribution

	New England /New York	Total United States
Residential	32%	23%
Commercial	22%	15%
Industrial	9%	29%
Vehicle Power	<1%	<1%
Electric Power	37%	33%

Total	100%	100%

Source: Energy Information Administration June 29, 2011.

Pricing

Natural gas prices in the United States have declined substantially relative to oil prices in recent years, partially due to the significant increase in economically recoverable natural gas reserves. This changing price relationship is illustrated below by the annual average NYMEX prompt month futures settlement prices for natural gas and heating oil. Average annual natural gas prices declined by 51% between 2005 and 2010, whereas average annual heating oil prices increased by over 30% during this time period. This decline in natural gas prices partly reflects the impact of the enhanced ability to recover natural gas from the shale formations. In addition, the majority of the U.S. natural gas requirements are supplied domestically, which tends to reduce the impact that global issues such as political unrest may have on prices. The improving economics associated with using natural gas as compared to alternative fuels has provided further incentive to expand natural gas use in the United States.

The following chart illustrates average prompt month NYMEX futures prices for natural gas and heating oil from 2005 to 2010:

Average Prompt Month NYMEX Futures Prices

Source: Energy Information Administration July 13, 2011. HO prices converted to $/million BTU basis using thermal conversion factor for distillate fuel oil as per EIA Monthly Energy Review.

Marketing

Since natural gas deregulation began in earnest in the United States in the 1980s, the marketing of natural gas has evolved considerably. There is now a range of marketers of natural gas, with one of the differentiating factors among the marketers being the types and scope of services provided to customers. Participants in the marketing of natural gas include producers, pipeline companies and utilities. In addition, resellers that generally do not directly participate in other parts of the natural gas industry are active marketers. In addition to securing supply, a range of other services, such as alternative pricing programs, can be provided by the marketers. Customer pricing varies from daily index-related prices to longer-term fixed price transactions with a wide range of permutations. The various marketing companies can have differing key objectives. For example, a producer could be primarily interested in marketing its own production. Marketers can also have different target markets, including regional concentrations, or focus on specific industries or sales channels. Similar to some other energy industries, brokers are also active in natural gas marketing, typically acting to arrange deals between buyer and seller without taking title to the product. Given the complexities associated with scheduling and delivery as well as invoicing and risk management, having effective support personnel and processes is critical to the success of a natural gas marketer.

Materials Handling

Materials handling refers to providing services, such as handling and storage, to third parties for a fee. In materials handling, the service provider typically does not take title to the products, thereby limiting commodity price risk. We actively participate in the materials handling industry, both at some of our refined products terminals and at three facilities that are exclusively devoted to materials handling. The number of refined products terminals that can provide significant materials handling services is limited as there are a number of conditions that must be met, including operating a facility with adequate delivery and off-loading capabilities, sufficient storage space and personnel with the appropriate expertise. There are various market participants, including companies who focus primarily on materials handling and logistics and participants like ourselves where materials handling is part of their overall business portfolio. Public ports are often involved in materials handling either directly or by sub-contracting space to companies to perform this role at their facility.

Types of Materials Handling

The types of materials handling relevant to our business can best be divided into four major categories:

Bulk. Bulk materials typically include aggregate materials moved in large vessels configured with multiple holds that store products on ships in piles with no other type of packaging. Examples of bulk materials include petroleum coke, coal and salt. These materials are normally offloaded by cranes that either reside on the vessel or on the dock of the terminal. Bulk materials are normally moved in complete ship quantities that can range from 7,000 metric tons to 65,000 metric tons.

Liquid. Liquid products are transported to terminals by various types of ocean-based vessels and offloaded into terminal tanks through pipelines on the dock of the facility. Examples of liquid materials handled include refined products, asphalt and clay slurry. Quantities shipped vary with vessel sizes and can typically range from 10,000 barrels to 225,000 barrels.

Break bulk. Break bulk materials are shipped in less than bulk quantities normally with some type of secondary packaging. Examples include one ton sacks of raw materials, pallets of stones, bales of raw wood pulp and rolls of paper. Other break bulk materials include large construction project cargo such as windmill components. Many break bulk vessels are multi-decked allowing them to move individual terminal lots as small as 2,000 metric tons to 30,000 metric tons.

Container. Containers are specialty boxes which vary in sizes from 20 feet to 53 feet and are normally used to import or export finished goods such as electronics, clothing and toys. Containers are generally referred to in terms of TEUs, which is a standard unit of measure called the twenty foot equivalent. Thus, a 40 foot container is measured as 2 TEUs. In many cases, an imbalance in a region’s import/export mix results in many otherwise empty containers that need to be returned to major production regions (such as China) and raw materials may be “stuffed” into these containers to take advantage of discounted freight rates. Vessels may range from a smaller coastwise vessel (500 to 1,000 TEUs) to large international carriers that are capable of holding as many as 18,000 TEUs.

Services

The services performed as part of the materials handling process vary depending on the type of materials.

Bulk. Bulk materials handling activities include securing the vessel to the dock, operating the vessel cranes, transferring products to trucks via large dock hoppers, transporting the materials to a holding pad, building materials up into large storage piles, covering the piles with protective tarps, storing the product, loading the product into trucks or railcars, scaling the loaded trucks and sometimes transporting the product to its final destination.

Liquid. Liquid handling activities include securing the vessel, attaching product lines from ship pipes to dock product lines, supervising discharge into tanks, measuring tank quantities, storing product, loading product into authorized trucks or railcars and transporting product to its final destination. In some cases the products need to remain heated in storage to allow flow at ambient temperatures. Terminal operators maintain large industrial boilers to provide the necessary steam or hot oil thermal load.

Break bulk. Break bulk handling activities include securing vessels, unloading or loading vessels either with cranes or specialty fork trucks, transferring products into warehouses or onto pads for storage, reloading products onto trucks or railcars and sometimes transporting products to their final destinations.

Container. Activities include securing the vessel, operating dockside cranes to transfer containers to specialty truck chassis, transferring containers to a holding yard, reloading containers onto railcars or trucks and sometimes transporting the containers to their final destination. The short distance truck transport of containers to and from warehouses to the loading area is commonly referred to as “drayage.” In some cases the material handler will also trans-load containers into trucks or railcars for transportation to final destination allowing the container to be immediately available for reuse. The transferring of goods into a container is sometimes referred to as “stuffing.”

Customers

A transaction may have one or more customers, including ocean shippers, logistics firms, trucking firms and materials suppliers or consumers. The commodities being handled normally fall into two major categories. The first category involves raw materials or finished goods being moved via water into the local geography to support local production, manufacturing or construction firms. Prime examples include asphalt for road construction, gypsum rock for drywall manufacture, road salt for local road treatment, petroleum coke or utility fuels for energy demand and clay slurry for finished paper treatment. The second category consists of materials manufactured locally for export via vessel to other countries, including Maine hardwood, wood pulp for paper manufacture in Asia or Europe, and tallow for biodiesel production in Europe.

Contracts and Pricing

The typical contract term for materials handling services varies depending on the frequency and type of service.

For bulk and liquid services the material is normally a raw materials input for industrial production (wood pulp) or construction of roads (asphalt) and houses (gypsum rock). As such, the demand is more ratable and the customer is normally in need of guaranteed space within the terminal. These customers normally enter into term contracts that can range from one to 20 years. That duration is often determined by the relative importance of the commodity to their production and the amount of capital infrastructure that needs to be amortized for a handling system. Terminal improvements for specialty handling systems such as a clay slurry screening plant may be paid for by the customer, while more generic handling systems such as storage pads may be paid for by the terminal operator.

For container and break bulk services, it is more normal for the user of that material to contract on an individual shipment basis. For example, a typical pulp merchant may choose to sell its pulp domestically or to users in Europe or Asia depending on the highest delivered value it can yield. As such, its choice of delivery mode and terminal will be driven by the location of its final customer. Therefore, materials handlers normally maintain a published rate for most generic services. Those rates are subject to change depending on market conditions. As a result, materials handlers normally confirm rates with the customer on an individual shipment basis (e.g., 5,000 tons of pulp loaded onto a vessel third week of May).

Materials Handling Terminal Owners

There are two major types of terminal owners:

Governmental. These are major port facilities normally owned by a governmental entity, such as a port authority, a state or a municipality. These types of facilities are traditionally operated by either the governmental entity or a company that specializes in managing port facilities. In many cases, the infrastructure is built and paid for by the governmental entities and they are operated on an open access basis with all users paying published tariffs for services. The vessel related services are performed by representatives of the International Longshoremen’s union (ILA) who are under contract either with the public entity or the port management company. It is more common for governmental facilities to handle containers as well as bulk and break bulk materials. It is less common for governmental facilities to handle liquid products.

Private. These facilities are privately owned and operated and are typically not operated on an open access basis. Terminal improvements are the responsibility of the private entity but may sometimes be funded by a governmental entity, such as a port authority charged with increasing trade and transportation options for a region’s economy. The employees at these facilities are either not unionized or are members of local or regional unions. These facilities normally handle liquid, bulk or break bulk materials. It is much less common for these facilities to load containers onto or off of a vessel as all ocean carriers sign a master agreement obligating them to use ILA facilities.

Our major competitors are other privately-owned facilities in the Northeast, the Canadian Maritimes and in the St. Lawrence Seaway. The only major governmental facility in our area is Boston, Massachusetts, and is used primarily for container operations.

BUSINESS

Our Partnership

We are a master limited partnership engaged in the storage, distribution and sale of refined products and natural gas, and we also provide storage and handling services for a broad range of materials. Our predecessor was founded in 1870 and has stored, distributed and marketed petroleum-based products for over 50 years.

We are one of the largest independent wholesale distributors of refined products in the Northeast United States based on aggregate terminal capacity. We own and/or operate a network of 15 refined products and materials handling terminals strategically located throughout the Northeast that have a combined storage capacity of approximately 7.9 million barrels for refined products and other liquid materials, as well as approximately 1.5 million square feet of materials handling capacity. We also have an aggregate of approximately 1.0 million barrels of additional storage capacity attributable to 31 storage tanks not currently in service. These tanks are not necessary for the operation of our business at current levels. In the event that such additional capacity were desired, additional time and capital would be required to bring any of such storage tanks into service. Furthermore, we have access to approximately 50 third-party terminals in the Northeast through which we sell or distribute refined products pursuant to rack, exchange and throughput agreements.

We operate our business and report our results of operations under three business segments: refined products, natural gas and materials handling. Our refined products segment purchases a variety of refined products, such as heating oil, diesel, residual fuel oil, kerosene, jet fuel and gasoline (primarily from refining companies, trading organizations and producers), and sells them to our customers. We have wholesale customers who resell the refined products we sell to them and commercial customers who consume the refined products we sell to them. Our wholesale customers consist of more than 1,000 home heating oil retailers and diesel fuel and gasoline resellers. Our commercial customers include federal and state agencies, municipalities, regional transit authorities, large industrial companies, hospitals, and educational institutions. For the year ended December 31, 2010 and the three months ended March 31, 2011, we sold approximately 1.3 billion and 470.0 million gallons of refined products, respectively. For the year ended December 31, 2010 and the three months ended March 31, 2011, our refined products segment accounted for 73% and 60% of our gross margin, respectively.

We also purchase, sell and distribute natural gas to more than 900 commercial and industrial customers across 11 states in the Northeast and Mid-Atlantic. We purchase the natural gas we sell from natural gas producers and trading companies. We sold 96.6 Bcf of natural gas during the year ended December 31, 2010 and 23.2 Bcf of natural gas during the three months ended March 31, 2011. For the year ended December 31, 2010 and the three months ended March 31, 2011, our natural gas segment accounted for 5% and 26% of our gross margin, respectively.

In our refined products and natural gas segments, we take title to the products we sell. However, we do not take title to any of the products we handle in our materials handling segment. In order to manage our exposure to commodity price fluctuations, we use derivatives and forward contracts to maintain a position that is substantially balanced between product purchases and product sales.

Our materials handling business is a fee-based business and is generally conducted under multi-year agreements. We offload, store and/or prepare for delivery a variety of products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. For the year ended December 31, 2010, we offloaded, stored and/or prepared for delivery 4.0 million metric short tons of products and 253.6 million gallons of liquid materials. For the three months ended March 31, 2011, we offloaded, stored and/or prepared for delivery 843,000 metric short tons of products and 72.2 million gallons of liquid materials. For the year ended December 31, 2010 and the three months ended March 31, 2011, our materials handling segment accounted for 22% and 14% of our gross margin, respectively.

Business Strategies

Our plan is to generate cash flows sufficient to enable us to pay the minimum quarterly distribution on each unit and to increase distributable cash flow per unit by executing the following strategies:

•

Acquire additional terminals and marketing and distribution businesses. We intend to grow our asset and customer base by acquiring additional marine and inland terminals (both refined products and materials handling) within and adjacent to the geographic markets we currently serve. We also intend to acquire additional refined products and natural gas marketing businesses that have demonstrated an ability to generate free cash flow and that will enable us to leverage our existing investment in our business and customer service systems to further increase profitability and stability of such cash flow.

•

Increase our business with existing customers. We intend to increase the net sales and margin we realize from customers we currently serve by expanding the range of products and services we provide and by developing additional ways to address our customers’ needs for certainty of supply, reduced price commodity risk and high-quality customer service. We believe we must continuously address changes in sources of supply, product specification and governmental regulation in order to best serve our customers. Our goal is to be alert to our customers’ needs and be faster and more efficient than our competitors in responding to our customers’ needs.

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Limit our exposure to commodity price volatility and credit risk. We take title to the products we sell in our refined products and natural gas segments, while our materials handling business is operated predominantly under fixed-fee, multi-year contracts. We will continue to manage our exposure to commodity prices by seeking to maintain a balanced position in our purchases and sales through the use of derivatives and forward contracts. Furthermore, our materials handling segment generates ratable and stable cash flows and leverages our terminal asset base and strategic port locations. In addition to managing commodity price volatility, we will continue to manage our counterparty risk by maintaining conservative credit management processes.

•

Maintain our operational excellence. We intend to maintain our long history of safe, cost-effective operations and environmental stewardship by applying new technologies, investing in the maintenance of our assets and providing training programs for our personnel. We have a Health, Safety and Environmental department primarily devoted to safety matters and reducing operational and environmental risks. We will work diligently to meet or exceed applicable safety and environmental regulations and we will continue to enhance our safety monitoring function as our business grows and operating conditions change.

Competitive Strengths

We believe we are well-positioned to execute our business strategies successfully using the following competitive strengths:

•

We own and/or operate a large portfolio of strategically located assets in the Northeast. We own and/or operate 15 terminals in the Northeast with aggregate storage capacity of approximately 7.9 million barrels, many of which have access to waterborne trade and also have rail connectivity and blending capabilities, which allow us to provide high quality service to our customers. We also have an aggregate of approximately 1.0 million barrels of additional storage capacity attributable to 31 storage tanks not currently in service. These tanks are not necessary for the operation of our business at current levels. In the event that such additional capacity were desired, additional time and capital would be required to bring any of such storage tanks into service. Furthermore, we have access to approximately 50 third-party terminals in the Northeast. We believe that the quantity, quality and location of the assets we own or to which we have access provide us the opportunity to offer our customers both certainty of supply and a diversity of products and services that our competitors with fewer assets cannot offer. In addition, our owned and/or operated terminals and our supply relationships afford us opportunities to acquire physical volumes of refined products at prices lower than expected future prices and either hedge or enter into forward contracts with respect to those volumes. The limited number of locations available for new refined products terminals and similar facilities in the area in which we operate, as well as increasing regulatory requirements related to the construction of such facilities, gives us an advantage over potential competitors that seek to enter or expand into the markets in which we operate or expand their existing operations in our market area.

•

Our experienced management team has demonstrated its ability to effectively manage and grow our business. The members of our senior management team have an average of over 20 years of experience in the energy industry and have been operating and growing the assets of our predecessor as a team for approximately eight years. During that time, our predecessor has grown in part through the strategic acquisitions of various refined products and materials handling terminals, a natural gas marketing business and a 50% equity interest in an asphalt and residual fuel oil marketing and storage company that will not be a part of our initial assets. Our management team has also expanded our product offerings, implemented our risk management systems, significantly enhanced our employee safety and environmental compliance policies and overseen the design and implementation of numerous business and customer service programs designed to reduce customer cost.

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Diversity of product offerings, services and customer base. We sell a variety of products, including our four core products (distillates, gasoline, residual fuel oil and natural gas), and provide materials handling services to a large and diverse group of customers. We believe that the diversity of the products and services that we offer provides us with the opportunity to attract a broad range of new customers and to expand the products and services we can offer to our existing customers. In addition, the diversity of our products helps provide us with more stable cash flows by mitigating the impact of seasonality and commodity price sensitivity. For the three months ended March 31, 2011, our refined products, natural gas and materials handling segments accounted for 60%, 26% and 14% of our gross margin, respectively. During the year ended December 31, 2010, we provided services to more than 2,600 customers, ranging from large governmental contractors to private sector businesses, and no customer accounted for more than 4% of our total net sales. The diversity in our customer base limits our overall customer credit risk exposure.

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Reputation for reliability and superior customer service. We have been a supplier of refined products in the Northeast for more than 50 years, and we believe that we have an excellent reputation for reliability and superior customer service. We have high customer retention rates, which we believe reflect our dependability in delivering supply and our continuous innovation and implementation of new product and service options for our customers. For example, with respect to our refined products business, we offer customers the ability to customize their products through blending and additive injections, allowing customers to meet their individual product specifications. We have also developed programs and offer services that help our customers mitigate the risk management challenges they experience in their businesses, including offering fixed- and capped-price contracts as well as access to “real-time” pricing tied to price movements on the NYMEX as alternatives to industry standard daily pricing contracts. We believe that our focus on generating new methods to satisfy our customers’ needs has allowed us to build and maintain long-standing customer relationships in each of our business lines. Over the last three years, our average annual customer retention rate has been over 90% across all business segments.

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Financial flexibility to manage our business and pursue strategic growth opportunities. Immediately following the completion of this offering, we expect to have available undrawn borrowing capacity of approximately $          million under our new credit agreement (consisting of approximately $          million in undrawn borrowing capacity under the working capital facility of the credit agreement and approximately $          million in undrawn borrowing capacity under the acquisition facility). In addition, as a publicly traded partnership, we will have access to both the public and private equity and debt capital markets. We believe our borrowing capacity and broader access to the capital markets will provide us with flexibility to pursue strategic growth opportunities while allowing us to manage the working capital requirements associated with our business.

Refined Products

Overview

The products we sell in our refined products segment can be grouped into three categories: distillates, gasoline and residual fuel oil. Of our total volume sold in our refined products segment in 2010, distillates accounted for approximately 75%, gasoline accounted for approximately 18% and residual fuel oil accounted for approximately 7%.

Distillates. We sell four kinds of distillates: home heating oil, diesel fuel, kerosene and jet fuel. In 2010, home heating oil accounted for approximately 59%, diesel fuel accounted for approximately 37%, kerosene accounted for approximately 2% and jet fuel accounted for approximately 2% of the total volume of distillates we sold. Distillates volumes accounted for 76%, 79% and 75% of our total refined products sales in 2008, 2009 and 2010, respectively.

We sell generic home heating oil and HeatForce™, our proprietary premium heating oil product. HeatForce™ is blended at the fuel dispensing locations or blended in tank with generic heating oil and is formulated to improve fuel performance, increase the efficiency of furnaces and extend the life of heating systems. In 2010, HeatForce™ accounted for approximately 19% of the home heating oil volumes we sold to heating oil resellers.

We sell generic diesel fuel and RoadForce™, our proprietary premium diesel fuel, to unbranded transportation fuel distributors, truck fleets, marine diesel users and other end users. RoadForce™ is a preformulated additive that improves fuel quality, inhibits corrosion, reduces filter plugging and ensures cold weather operability. We offer marketing and technical support to customers who purchase RoadForce™. In 2010, RoadForce™ accounted for approximately 11% of the diesel volumes we sold.

We have the capability at several of our facilities to blend biodiesel with distillates in order to sell bio heating oil and biodiesel. In 2010, biofuel accounted for approximately 4% of the distillate fuel volumes we sold.

Gasoline. We sell unbranded gasoline in qualities that comply with seasonal and geographical requirements. Gasoline volumes accounted for 12%, 11% and 18% of our total refined products sales in 2008, 2009 and 2010, respectively.

Residual Fuel Oil. We sell various sulfur grades of residual fuel oil, blended to meet customer requirements, in our market areas. Residual fuel oil volumes accounted for approximately 12%, 10% and 7% of our total refined products sales in 2008, 2009, and 2010, respectively.

In 2010, our refined products segment accounted for approximately 86% of our total net sales.

Customers, Contracts and Pricing

We sell home heating oil, diesel fuel, kerosene, unbranded gasoline, jet fuel and residual fuel oil to wholesalers, retailers and commercial customers. The majority of these sales are made free on board, or FOB, at the bulk terminal or inland storage facility we own and/or operate or with which we have storage and throughput arrangements, which means the price of products sold includes the cost of delivering such product to that location and any further shipping expenses are borne by the purchaser.

In 2010, we sold home heating oil, including HeatForce™, to approximately 1,000 wholesale distributors and retailers. These sales are made through Sprague RealTime (our proprietary online sales platform) and under rack agreements based upon our posted price, contracts with index-based pricing provisions and fixed price forward contracts.

In 2010, we sold diesel fuel, including RoadForce™, to approximately 550 wholesalers and transportation fuel distributors.

In 2010, we sold unbranded gasoline at 15 third-party locations primarily to resellers. In all cases, we market the gasoline and manage the associated credit risk.

We sell residual fuel oil to approximately five wholesale distributors. In 2010, approximately 29% of our wholesale residual oil sales were transacted through fixed priced forward contracts. The remaining sales were made under rack agreements and contracts with index-based pricing provisions.

We also sell home heating oil, diesel fuel, unbranded gasoline and residual fuel oil to public sector entities through competitive bidding processes and to large industrial and commercial customers, including the sale of distillate and residual fuel oil by truck and barge to marine customers and coal and tire derived fuel to large industrial customers.

Our commercial customers include federal and state agencies, municipalities, regional transit authorities, large industrial companies and educational institutions. Most of these sales are made on a delivered basis, whereby we either deliver the product with our own trucks and barges or arrange with third-party haulers to make deliveries on our behalf.

The majority of our refined products sales to commercial customers are made pursuant to a competitive bidding process. Our sales contracts to commercial customers generally are for terms of one to five years. We currently have contracts with the U.S. government as well as transit authorities in the states of New Jersey, New York, Massachusetts and Rhode Island. We also have contracts with numerous municipalities, agencies and educational institutions in the New England and Mid-Atlantic states.

For the year ended December  31, 2010, no customer represented more than 10% of net sales for our refined products segment.

Natural Gas Sales

Overview

We sell natural gas and related delivery services to customers who are delivered natural gas from utilities in the states of Massachusetts, New Hampshire, Maine, Rhode Island, Connecticut, New York, New Jersey, Pennsylvania, Ohio and West Virginia. We deliver natural gas to customers through utility interconnections of pipelines and manage interactions with utilities on behalf of our customers. We sell natural gas pursuant to fixed price, floating price and other structured pricing contracts. We utilize physical trading as well as financial and derivative trading both over the counter and through exchanges such as ICE and NYMEX, in order to manage our natural gas commodity price risk.

In order to manage our supply commitments to our customers and provide operational flexibility and arbitrage opportunities, we enter into supply contracts, leases for pipeline transportation capacity, leases for storage space and other physical delivery services for various terms. We believe that entering into these types of arrangements provides us with potential opportunities to grow our existing customer relationships and to pursue additional relationships.

In 2010, our natural gas segment accounted for approximately 12% of our total net sales.

Customers

Our natural gas customers operate in the industrial and commercial sectors in the Northeast, with the highest concentration in New England and New York. The customers range from large industrial users to smaller commercial and industrial consumers. The acquisition of Hesco in 2006 was a precursor to our pursuing a strategy to target the smaller to mid-size commercial and industrial customers as a key growth area. This strategy has led to a significant increase in the number of customers served and unit margins, with sales volumes remaining relatively stable. Examples of customers include industrial users of varying sizes (e.g., pulp and paper, chemicals, pharmaceutical and metals plants) to various commercial customers (e.g., hospitals, universities, apartment buildings and retail stores). The industrial customers have a high concentration of process load to support their manufacturing requirements, with the largest uses by the commercial customers typically for heating, cooling, lighting, cooking and drying.

For the year ended December 31, 2010, no customer represented more than 10% of net sales for our natural gas segment.

Contracts/Pricing

We use various types of contracts for the sale and delivery of natural gas to our customers, with terms ranging from month-to-month to over two years. We provide a wide range of pricing options to our customers, including daily pricing and long-term fixed pricing. For example, we may offer a contract that permits the customer to lock in a basis or location differential relative to the Henry Hub (the most actively traded natural gas delivery location in the United States) and then fix the price at a later date based on the prevailing market pricing. There are various other alternatives such as “capped” (essentially setting a maximum) pricing or daily pricing based on a differential to a published market index. One of the key parameters in natural gas contracts is the balancing mechanism and associated pricing for volumes actually delivered that may vary from the estimated monthly deliveries set forth in the contract. We generally avoid transactions that require a single price for all volumes delivered due to the level of commodity price risk associated with uncertain usage patterns.

Materials Handling

Overview

Materials handling is the import and export of certain raw materials and finished goods through waterfront terminals. We utilize our terminal network to offload, store and/or prepare for delivery a large number of liquid products, bulk and break bulk materials and heavy lift services and provide other handling services to many of the same customers that we supply with refined products.

We are capable of providing numerous types of materials handling services, including ship handling, crane operations, pile building, warehouse operations, scaling and, in some cases, transportation to the final customer. In all cases, we play the role of a distribution agent for our customers. Because the products we handle are generally owned by our customers, we have virtually no working capital requirements, commercial risk or inventory risk. Our materials handling contracts are typically long-term and predominately fee-based, mitigating the volatility and seasonality of our other businesses.

Several of our facilities began as coal terminals providing the infrastructure needed to offload bulk products. Following the energy crisis of the mid-1970s, our predecessor invested in its dormant coal handling infrastructure to allow it to offload and market bulk coal for various industrial customers. The investment in terminal infrastructure equipment provided an opportunity to import other bulk commodities for major industrial customers, including road salt, gypsum, aggregates, coal and petroleum coke. Building on this third-party materials handing service, we also began to convert surplus oil tankage to allow for the handling of liquid products. Our historical experience as an industrial fuel supplier, as well as our tank infrastructure and fuel heating capability, allows us to also handle many liquid products, such as asphalt, aviation fuel and clay slurry. In 1984, we began to convert surplus residual fuel oil tankage to asphalt and tallow storage and convert surplus distillate storage to store other products, such as backup fuel for utilities, aviation gasoline, tallow and caustic soda. In 2000, we entered into an agreement with the State of Maine Port Authority to construct a major bulk and break bulk capable dock and warehouses in Searsport, Maine, and in 2004 we purchased a break bulk terminal in Portland, Maine. Both of these terminals have direct rail access, allowing for an efficient connection to customers located in Maine. In 2004, we also expanded into break bulk products such as newsprint, paper pulp and windmill components using our crane handling capabilities.

In 2010, our materials handling segment accounted for approximately 2% of our total net sales.

Major Types of Materials Handling and Services

The type of materials handling and services we provide can best be divided into three major categories:

Liquid. Liquid products are moved to terminals via various types of ocean going vessels and offloaded into terminal tanks via pipelines on the dock of the facility. Examples of liquid materials handled include refined products, asphalt and clay slurry. Liquid handling activities include securing the vessel, attaching product lines from ship pipes to dock product lines, supervising discharge into tanks, measuring tank quantities, storing product, loading product into authorized trucks or railcars and transporting product to its final destination. In some cases the products need to remain heated in storage to be able to flow at ambient temperatures.

Bulk. Bulk materials are normally some type of aggregate materials moved in large vessels configured with multiple holds that store products on ships in piles with no other type of packaging. Examples of bulk material include salt, petroleum coke, gypsum, cement and coal. These vessels are normally offloaded via cranes that either reside on the vessel or on the dock of the terminal. In a typical discharge the services performed include: securing the vessel to the dock, operating the vessel cranes, transferring products to trucks via large dock hoppers, transporting the materials to a holding pad, building materials up into large storage piles, covering the piles with protective tarps, storing the product, loading the product into trucks or railcars, scaling the loaded trucks and sometimes transporting the product to its final destination.

Break bulk. Break bulk materials are shipped in less than bulk quantities normally with some type of secondary packaging. Examples of break bulk materials include one ton sacks of raw materials, pallets of stones, bales of raw wood pulp and rolls of paper. Another subcategory of break bulk materials is large construction project cargo such as windmill components, often referred to as heavy lift. Break bulk handling activities include securing vessels, unloading or loading vessels either with cranes or specialty fork trucks, transferring products into warehouses or onto pads for storage, reloading products onto trucks or railcars and sometimes transporting products to their final destinations.

Customers

Our materials handling operations can service multiple customer types during any single operation, including: the ocean shippers, multiple logistics firms, trucking firms and the materials supplier or consumer. The materials we handle normally fall into two major categories. The first category involves raw materials or finished goods shipped by water into local markets to support local production, manufacturing or construction firms. Examples of these products include asphalt for road construction, gypsum rock for drywall manufacturing, road salt for local road treatment, petroleum coke or utility fuels for energy demand and clay slurry for finished paper treatment. The second category of materials we handle are materials manufactured locally for export via vessel to other countries. These materials include Maine hardwood, wood pulp for paper manufacture in Asia or Europe and tallow for biodiesel production in Europe.

For the year ended December 31, 2010, we had two customers who represented an aggregate 40% of net sales for our materials handling segment, although neither customer represented more than 10% of our total net sales.

Contracts/Pricing

The typical contract term for our materials handling services varies depending on the frequency and type of service. For bulk and liquid services, the commodity is normally a raw materials input for industrial production (wood pulp) or construction of roads (asphalt) or houses (gypsum rock). As such, the demand is more ratable and the customer is normally in need of guaranteed space within a terminal. These customers normally enter into term contracts that can range from one to 20 years depending on the relative importance of the material to their production and the amount of any capital infrastructure that we need to develop for such customers. As of June 8, 2011, the weighted-average life of our materials handling contracts was approximately seven years, with a weighted-average remaining life of approximately four years, each based on gross margin attributable to these contracts. Generally, our customers will pay for terminal improvements for specialty handling systems such as a clay slurry screening plant, and we will pay for more generic handling systems such as storage pads.

For container and break bulk services, it is more typical for the user of that material to contract on an individual shipment basis. For example, a typical pulp merchant may choose to sell its pulp domestically or to users in Europe or Asia depending on the highest delivered value it can yield. As such, its choice of delivery mode and terminal will be driven by the location of its final customer. Therefore, we normally maintain a published rate for most generic services. Those rates are subject to change depending on market conditions. As such, we normally confirm rates with the customer on an individual shipment basis.

Commodity Risk Management

Because we take title to the refined products and natural gas that we sell, we are exposed to commodity risk. Our materials handling business is a fee-based business and, accordingly, our operations in that business segment have only limited exposure to commodity risk. Commodity risk is the risk of unfavorable market fluctuations in the price of commodities such as refined products and natural gas. We endeavor to limit commodity price risk in connection with our daily operations. Generally, as we purchase and/or store refined products, we reduce commodity risk through hedging by selling futures contracts on regulated exchanges or using other derivatives, and then close out the related hedge as we sell the product for physical delivery to third parties. Products are generally purchased and sold at spot prices, fixed prices or indexed prices. While we use these transactions to seek to maintain a position that is substantially balanced between purchased volumes and sales volumes through regulated exchanges or derivatives, we may experience net unbalanced positions for short periods of time as a result of variances in daily sales and transportation and delivery schedules, as well as logistical issues associated with inclement weather conditions or infrastructure disruptions. Our general policy is to not hold refined products futures contracts or other derivative products and instruments for the sole purpose of speculating on price changes. While our policies are designed to limit market risk, some degree of exposure to unforeseen fluctuations in market conditions remains.

Our operating results are sensitive to a number of factors. Such factors include commodity location, grades of product, individual customer demand for grades or location of product, localized market price structures, availability of transportation facilities, daily delivery volumes that vary from expected quantities and timing and costs to deliver the commodity to the customer. The term “basis risk” is used to describe the inherent market price risk created when a commodity of certain grade or location is purchased, sold or exchanged as compared to a purchase, sale or exchange of that commodity at a different time or place, including, without limitation, transportation costs and timing differentials. We attempt to reduce our exposure to basis risk by grouping our purchase and sale activities by geographical region and commodity quality in order to stay balanced within such designated region. However, basis risk cannot be entirely eliminated, and basis exposure, particularly in backwardated markets (when prices for future deliveries are lower than current prices) or other adverse market conditions, can adversely affect our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

With respect to the pricing of commodities, we enter into derivative positions to limit or hedge the impact of market fluctuations on our purchase and forward fixed price sales of refined products. Any hedge ineffectiveness is reflected in our results of operations.

With respect to refined products, we primarily use a combination of futures contracts, over-the-counter swaps and forward purchases and sales to hedge our price risk. For light oils (gasoline and distillates), we primarily utilize the actively traded futures contracts on the regulated NYMEX as the derivatives to hedge our positions. We generally balance all exchange positions by making offsetting transactions rather than by making or receiving physical deliveries. Heavy oils are typically hedged with fixed-for-floating price residual fuel oil swaps contracts, which are either balanced by offsetting positions or financially settled (meaning that these swaps do not include a delivery option).

With respect to natural gas, we generally use fixed-for-floating price swaps contracts that trade on the ICE for hedging. As an alternative, we may use NYMEX natural gas futures for such purposes. In addition, we use natural gas basis swaps to hedge our basis risk.

For both refined products and natural gas, if we trade in any derivatives that are not cleared on an exchange, we strive to enter into derivative agreements with counterparties that we believe have a strong credit profile and/or provide us with significant trade credit to limit counterparty risk and margin requirements.

We monitor processes and procedures to prevent unauthorized trading by our personnel and to maintain substantial balance between purchases and sales or future delivery obligations. We can provide no assurance, however, that these steps will detect and prevent all violations of such trading policies and procedures, particularly if deception or other intentional misconduct is involved.

Storage and Distribution Services

Marine terminals and inland storage facilities play a key role in the distribution of product to our customers. We own and/or operate a network of 15 refined products and materials handling terminals strategically located throughout the Northeast United States that have a combined storage capacity of approximately 7.9 million barrels for refined products and other liquid materials, as well as approximately 1.5 million square feet of materials handling capacity. We also have an aggregate of approximately 1.0 million barrels of additional storage capacity attributable to 31 storage tanks not currently in service. These tanks are not necessary for the operation of our business at current levels. In the event that such additional capacity were desired, additional time and capital would be required to bring any of such storage tanks into service. Furthermore, we have access to approximately 50 third-party terminals in the Northeast through which we sell or distribute refined products pursuant to rack, exchange and throughput agreements.

The marine terminals and inland storage facilities from which we distribute product are supplied by ship, barge, truck, pipeline or rail. The inland storage facilities, which we use exclusively to store distillates, are supplied with product delivered by truck from marine and other bulk terminals. Our customers receive product from our network of marine terminals and inland storage facilities via truck, barge, rail or pipeline.

Our marine terminals consist of multiple storage tanks and automated truck loading equipment. These automated systems monitor terminal access, volumetric allocations, credit control and carrier certification through the remote identification of customers. In addition, some of the marine and inland terminals at which we market are equipped with truck loading racks capable of providing automated blending and additive packages that meet our customers’ specific requirements. Many of our marine and inland terminals operate 24 hours per day.

Throughput arrangements allow storage of product at terminals owned by others. These arrangements permit our customers to load product at third-party terminals while we pay the owners of these terminals fees for services rendered in connection with the receipt, storage and handling of such product. Payments we make to the terminal owners may be fixed or based upon the volume of product that is delivered and sold at the terminal.

Exchange agreements allow our customers to take delivery of product at a terminal or facility that is not owned or leased by us. An exchange is a contractual agreement pursuant to which the parties exchange product at their respective terminals or facilities. For example, we (or our customers) receive product that is owned by the other party from such party’s facility or terminal and we deliver the same volume of product to such party (or to such party’s customers) out of one of the terminals in our terminal network. Generally, both parties to an exchange transaction pay a handling fee (similar to a throughput fee) and often one party also pays a location differential that covers any excess transportation costs incurred by the other party in supplying product to the location at which the first party receives product. Other differentials that may occur in exchanges (and result in additional payments) include product value differentials and timing differentials.

Our Terminals

We own and/or operate a network of 15 refined products and material handling terminals located along the coast of the Northeastern United States from New York to Maine. We own all of these facilities, with the exception of our TRT terminal located in Quincy, Massachusetts (which is under a long-term lease), our Portland, Maine terminal (where we lease the real estate and two storage buildings under a long-term lease and own the balance of the assets) and our New Bedford, Massachusetts terminal (where we lease the operating assets and real estate from Sprague Massachusetts LLC, a wholly-owned subsidiary of Sprague Holdings). We also lease a tank with storage capacity of approximately 136,000 barrels from a subsidiary of Dominion Resources, Inc. at our Providence, Rhode Island terminal. Our facilities are equipped to provide terminalling, storage and distribution of both solid and liquid products to serve our refined products and materials handling businesses. Each facility has capabilities that are unique to the local markets served. A majority of facilities additionally have demonstrated flexibility in their ability to handle liquid, dry bulk and break bulk products at the same terminal and in most cases across the same dock. This capability has offered us valuable flexibility to fully utilize each asset to meet a variety of fuel demands and third-party cargo handling demands as customer requirements have changed over the years.

We operate seven terminals that are capable of handling both liquid petroleum products and providing third-party materials handling services. Five terminals exclusively handle liquid petroleum products and three terminals are dedicated exclusively to materials handling services. Total liquid storage capacity throughout our owned and/or operated terminals is approximately 7.9 million barrels (which excludes approximately 1.0 million barrels of storage capacity not currently in service). Inside warehouse capacity at our owned and/or operated terminals totals approximately 316,000 square feet with approximately 1.2 million square feet of outside laydown space available.

The following tables set forth information with respect to our 15 owned and/or operated terminals as of December 31, 2010:

Liquids Storage Terminal	Number of Storage Tanks(1)	Storage Tank Capacity (Bbls)(1)	Principal Products
South Portland, ME	31	1,525,700	refined products; asphalt; clay slurry
Searsport, ME	18	1,254,400	refined products; caustic soda; asphalt
Newington, NH: River Road	29	1,157,100	refined products; tallow
Albany, NY	8	765,000	refined products
Quincy, MA	9	657,000	refined products
Newington, NH: Avery Lane	11	629,400	refined products; asphalt
Providence, RI(2)	5	619,800	refined products; asphalt
Everett, MA	5	357,900	asphalt
Oswego, NY	4	339,200	refined products; asphalt
Quincy, MA: TRT(3)	4	302,100	refined products; caustic soda
New Bedford, MA(4)	2	85,900	refined products
Oceanside, NY	8	81,800	refined products
Mount Vernon, NY	7	72,100	refined products
Stamford, CT	3	46,600	refined products

Total	144	7,894,000

Dry Storage Terminal	Number of Storage Pads and Warehouses	Storage Capacity (Square Feet)	Principal Products and Materials
Newington, NH: River Road(5)	3 pads	431,000	salt; gypsum
Searsport, ME	3 warehouses;	101,000	break bulk; salt; petroleum coke;
	7 pads	310,000	heavy lift
Portland, ME(6)	7 warehouses;	215,000	break bulk; coal
	4 pads	180,000
South Portland, ME	3 pads	230,000	salt; coal
Providence, RI	1 pad	75,000	salt

Total	10 warehouses; 18 pads	1,542,000

(1)	We also have an aggregate of approximately 1.0 million barrels of additional storage capacity attributable to 31 storage tanks not currently in service. These tanks are not necessary for the operation of our business at current levels. In the event that such additional storage capacity were desired, additional time and capital would be required to bring any of such storage tanks back into service.
(2)	One tank with storage capacity of approximately 136,000 barrels is leased from a subsidiary of Dominion Resources, Inc.
(3)	Operating assets and real estate are leased from Twin Rivers Technology L.P., an unaffiliated third party.
(4)	Operating assets and real estate are leased from Sprague Massachusetts Properties LLC, which will be a wholly-owned subsidiary of Sprague Holdings upon the closing of this offering. The New Bedford terminal is subject to a purchase and sale agreement pursuant to which a third party has agreed to acquire the terminal from Sprague Massachusetts Properties LLC. The acquisition is subject to certain conditions that are beyond the control of Sprague Massachusetts Properties LLC. Subject to those conditions, the acquisition may be consummated on or before January 5, 2013, unless extended, at the option of the buyer, to a date on or before January 5, 2016. In the event that such sale is consummated, our operating lease with Sprague Massachusetts Properties LLC will automatically terminate. Please read “Certain Relationships and Related Party Transactions—New Bedford Terminal Operating Agreement.” We have been advised by Sprague Massachusetts Properties LLC that it does not believe that the sale will be consummated prior to September 30, 2012.
(5)	The terminal also has two silos capable of storing a total of approximately 26,000 tons of cement.
(6)	Real estate and two storage buildings are leased from Merrill Industries Inc., an unaffiliated third party, and the balance of the assets are owned by us.

The following specific terminal descriptions provide details regarding each of the 15 terminals we own and/or operate:

South Portland, Maine

The South Portland terminal is a deepwater marine facility located in Portland Harbor, Maine. We acquired the property and related rail track between 1996 and 1999. The terminal receives, stores and distributes light oil, asphalt, clay slurry, road salt and coal. The terminal has three dry bulk storage pads comprising a total of 230,000 square feet of storage capacity. The South Portland terminal has 41 tanks with a total shell capacity of approximately 1.6 million barrels. The table below sets forth the number of tanks and total storage capacity by product at the South Portland terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	17	1,043,700
Aviation Gasoline	1	41,800
No. 6 Fuel Oil	1	96,200
Asphalt	5	246,500
Clay	7	97,500
Out of Service	10	95,700

Total	41	1,621,400

The South Portland terminal has one operational dock with two berthing locations. The inner berth is used for loading and unloading bunker barges while larger vessels are moored, loaded and unloaded at the outer or main berth. The main berth can accommodate vessels up to 700 feet in length with a draft of 36 feet.

Searsport, Maine

The Searsport terminal is a deepwater marine facility located approximately 30 miles south of Bangor, Maine. The terminal receives, stores and distributes liquid and dry bulk products, including light oil, residual fuel oil, asphalt, caustic soda, petroleum coke, road salt and clay slurry. We have operated the facility since 1906 and acquired three additional related parcels of land from 1995 through 2006.

The terminal has 18 tanks with a total shell capacity of approximately 1.3 million barrels. Most tanks are devoted to No. 2 and No. 6 fuel oils, but some provide storage for asphalt, light cycle oil, caustic soda and diesel. The Searsport terminal has 101,000 square feet of covered storage in three warehouses with rail siding access to two of the warehouses. Bulk pad storage is provided by seven pads totaling approximately 310,000 square feet that are capable of storing 350,000 tons of products. The pads are presently devoted to petroleum coke and road salt. Additional laydown space for project cargo with rail access is available. The table below sets forth the number of tanks and total storage capacity by product at the Searsport terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	12	831,900
No. 6 Fuel Oil	3	246,500
Asphalt	1	96,000
Caustic Soda	2	80,000

Total	18	1,254,400

We operate two docks at Searsport, a liquid cargo pier and a general cargo dock used for dry bulk, break bulk and heavy lift project cargo. We have an exclusive dock operating agreement with the Maine Department of Transportation who owns the general cargo pier. The facility can accommodate non-self-propelled tank barges, self-propelled tank barges, coastal tankers, ocean-going tankers and bulk vessels. The Searsport terminal has the capability to dock multiple vessels simultaneously. The liquid cargo pier can accommodate vessels up to 700 feet in length with a draft of 36 feet and the general cargo dock can handle vessels up to 750 feet in length with a draft of 40 feet.

Working with the Maine Port Authority, we were recently awarded a $7 million federal grant that will be used to purchase a 140 ton heavy lift crane to materially increase the Searsport terminal’s efficiency, speed loading and offloading bulk and break bulk ships. The crane is expected to be operational by the fourth quarter of 2011.

Newington, New Hampshire: River Road

The River Road terminal is a deepwater marine facility located approximately five miles west of Portsmouth, New Hampshire. We acquired the facility in October 1981. The terminal receives, stores and distributes distillate fuel, residual fuel oil, cement, gypsum rock and road salt. The facility also receives and stores domestic tallow products for export to customers in Europe. The River Road terminal has 30 storage tanks with a total shell capacity of approximately 1.2 million barrels. In addition, this terminal has approximately 250,000 tons of bulk pad storage, presently containing salt and 120,000 tons of capacity for gypsum. The three outside storage pads total approximately 431,000 square feet. The terminal also has two silos capable of storing a total of approximately 26,000 tons of cement. The table below sets forth the number of tanks and total storage capacity by product at the River Road terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	16	970,200
No. 6 Fuel Oil	4	120,000
Tallow, Waste Oil	9	66,900
Out of Service	1	5,200

Total	30	1,162,300

The River Road terminal can service both liquid and dry bulk vessels. The dock at the River Road Terminal is capable of accommodating vessels where the length of a vessel, or LOA, is up to 735 feet with a draft of 35 feet.

Albany, New York

The Albany terminal is located approximately seven miles southeast of Albany, New York. The terminal receives, stores and distributes residual fuel oil, ULSD, ULSK and heating oil. We acquired the facility in January 1989. The Albany terminal has 10 storage tanks with a total shell capacity of approximately 1.1 million barrels. The table below sets forth the number of tanks and total storage capacity by product at the Albany terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	5	511,600
No. 6 Fuel Oil	3	253,400
Out of Service	2	300,000

Total	10	1,065,000

We have a dock license agreement at the TransMontaigne Product Services Inc. marine dock on the Hudson River to receive and deliver distillate and residual fuel oil products to our adjacent terminal. The dock can accommodate barges and ships up to 550 feet in length with a maximum draft of 21 feet at mean low water. This dock is connected by product pipelines to our adjacent Albany terminal.

Quincy, Massachusetts

The Quincy terminal is a deepwater marine facility located approximately 10 miles south of Boston, Massachusetts. The terminal receives, stores and distributes various distillate products. We acquired the property in 1995. Total storage at the Quincy terminal includes 12 tanks with a total shell capacity of 672,000 barrels. The table below sets forth the number of tanks and total storage capacity by product at the Quincy terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	8	574,000
No. 6 Fuel Oil	1	83,000
Out of Service	3	15,000

Total	12	672,000

The Quincy terminal dock has six active product lines connecting the dock to its above-ground storage tanks. The dock is capable of handling vessels up to 700 feet in length with a draft of 35 feet.

Newington, New Hampshire: Avery Lane

The Avery Lane terminal is a deepwater marine terminal located approximately five miles west of Portsmouth, New Hampshire. The terminal receives, stores and distributes aviation gasoline and asphalt. We acquired the terminal in November 1996. The Avery Lane terminal has 13 storage tanks with a total shell capacity of 736,300 barrels. The table below sets forth the number of tanks and total storage capacity by product at the Avery Lane terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Asphalt	10	624,500
Aviation Gasoline	1	4,900
Out of Service	2	106,900

Total	13	736,300

A majority of products at the Avery Lane terminal are received by barge or marine vessel via the Avery Lane terminal dock that can accommodate vessels up to 720 feet in length and a maximum draft of 36 feet. We have an agreement with the adjacent terminal, Sea-3 Products, Inc., that allows Sea-3 to utilize the Avery Lane terminal dock for offloading liquefied propane. The terminal also has rail access, which is used to receive aviation fuel.

Providence, Rhode Island

The Providence terminal is a deepwater marine terminal located in Providence, Rhode Island. The terminal receives, stores and distributes light oil, residual fuel oil, asphalt and road salt. We have owned the Providence terminal since 1905. The Providence terminal has five storage tanks with a total shell capacity of 619,800 barrels, of which we lease one tank with storage capacity of approximately 136,000 barrels for No. 2 fuel oil storage from Dominion Energy Manchester Street Inc. This terminal also has a 75,000 square foot bulk pad for storage of up to 100,000 tons. The table below sets forth the number of tanks and total storage capacity by product at the Providence terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Asphalt	1	132,000
Distillates	3	339,800
No. 6 Fuel Oil	1	148,000

Total	5	619,800

We maintain a marine dock along the Providence River to receive product. The dock can accommodate vessels up to 700 feet in length, with a maximum draft of 36 feet.

Everett, Massachusetts

The Everett terminal is located approximately four miles north of Boston, Massachusetts. The terminal receives, stores and distributes asphalt. We acquired the terminal in 2001. The Everett terminal has eight storage tanks with a total shell capacity of 417,900 barrels. The table below sets forth the number of tanks and total storage capacity by product at the Everett terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Asphalt	5	357,900
Out of Service	3	60,000

Total	8	417,900

We have a dock license agreement with the adjacent ExxonMobil terminal to utilize its dock for marine receipts. The dock is connected to the Everett terminal by an eight-inch dockline that we own and maintain.

Oswego, New York

The Oswego terminal is located approximately 40 miles northwest of Syracuse, New York. The terminal receives, stores and distributes residual fuel oil and asphalt. We acquired the majority of the property on which the terminal is located in 1989 and the remainder of the property in 1995. The Oswego terminal has six storage tanks with a total shell capacity of 515,700 barrels. The table below sets forth the number of tanks and total storage capacity by product at the Oswego terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Asphalt	3	209,800
No. 6 Fuel Oil	1	129,400
Out of Service	2	176,500

Total	6	515,700

We have an agreement with the Oswego Port Authority to utilize its dock for all marine receipts. The dock can accommodate barges and ships up to 500 feet in length with a maximum draft of 21 feet at mean low water.

Quincy, Massachusetts: TRT

The TRT terminal is a deepwater marine terminal located approximately 10 miles south of Boston, Massachusetts on the Town River. The terminal receives, stores and distributes various distillate products. We operate the terminal under a long-term lease of the TRT operating assets and real estate in which we have unilateral extension rights that permit us to maintain access to the terminal until at least 2025. Available storage includes four tanks with a total shell capacity of 302,100 barrels. The table below sets forth the products handled and total storage capacity by product at the TRT terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
No. 2 Fuel Oil	3	261,500
Caustic Soda	1	40,600

Total	4	302,100

The TRT terminal dock is capable of handling vessels up to 660 feet LOA with a draft of 35 feet.

New Bedford, Massachusetts

The New Bedford terminal is located approximately 32 miles southeast of Providence, Rhode Island. The New Bedford terminal is operated as a deepwater marine terminal with four storage tanks having a total shell capacity of 248,100 barrels. We operate the terminal under a long-term lease, expiring in 2021, with Sprague Massachusetts Properties LLC, which will be a wholly-owned subsidiary of Sprague Holdings and the owner of the New Bedford terminal upon the closing of this offering. The New Bedford terminal is subject to a purchase and sale agreement pursuant to which a third party may acquire the terminal from Sprague Massachusetts Properties LLC. In the event that such sale is consummated, our operating lease with Sprague Massachusetts Properties LLC will automatically terminate. Please read “Certain Relationships and Related Party Transactions—New Bedford Terminal Operating Agreement.” The table below sets forth the number of tanks and total storage capacity by product at the New Bedford terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	2	85,900
Out of Service	2	162,200

Total	4	248,100

The New Bedford terminal has two operational docks. The main dock is used for receipts from barges. The second dock is used for the loading of small barges. The entrance channel limits vessel draft to 26 feet at high tide only. The main dock can accommodate vessels with a maximum bow to center manifold distance, or BCM, of 290 feet with a maximum draft of 21 feet.

Oceanside, New York

The Oceanside terminal is a deepwater marine terminal located approximately 23 miles east of New York City. The terminal receives, stores and distributes No. 2 fuel oil, diesel fuel, kerosene, and bio-diesel. We acquired the terminal in January 2001. The Oceanside terminal has nine storage tanks with a total shell capacity of 93,000 barrels. The table below sets forth the number of tanks and total storage capacity by product at the Oceanside terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	8	81,800
Out of Service	1	11,200

Total	9	93,000

The Oceanside terminal dock is capable of handling barges in tow or self-propelled vessels up to 300 feet in length with a maximum draft of 12 feet.

Mount Vernon, New York

The Mount Vernon terminal is located approximately 22 miles north of New York City. The terminal receives, stores and distributes No. 2 fuel oil and ultra low sulfur diesel. We acquired the terminal in 2000. The Mount Vernon Terminal has 12 storage tanks with a total shell capacity of 95,900 barrels. The table below sets forth the number of tanks and total storage capacity by product at the Mount Vernon terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	7	72,100
Out of Service	5	23,800

Total	12	95,900

The Mount Vernon terminal includes a marine dock along the Hutchinson River for receipt and delivery of distillate fuels. The dock can accommodate barges up to 300 feet in length, a beam of 50 feet and maximum draft of 10.5 feet at high water.

Stamford, Connecticut

The Stamford terminal is a marine terminal located in Stamford, Connecticut. The terminal receives, stores and distributes No. 2 fuel oil and diesel fuel. We acquired the property in July 1994. The terminal has three storage tanks with a total shell capacity of approximately 46,600 barrels. The table below sets forth the number of tanks and total storage capacity by product at the Stamford terminal.

Product	No. of Tanks	Total Shell Capacity (Bbls)
Distillates	3	46,600

Total	3	46,600

The Stamford terminal dock is capable of handling barges in tow or self-propelled vessels. The dock can accept vessels or barges up to 300 feet in length with a draft of 15.5 feet.

Portland, Maine

The Portland terminal is a deepwater marine terminal located in downtown Portland, Maine. We lease the real estate and two storage buildings at the Portland, Maine terminal from Merrill Industries Inc. The initial term of the lease expires in 2035, and we have two 30-year extension options. The terminal receives, stores and distributes dry bulk and break bulk products. It also has the capability to handle heavy lift project cargo. We leased the real estate and two storage buildings and purchased its other assets in 2004. The terminal has four outside storage pads totaling 180,000 square feet, which are principally used for the storage of road salt and coal. The terminal also has seven warehouses comprising 215,000 square feet that are used for a variety of break bulk cargoes. Two of the warehouses are climate controlled and are used for the storage of press room ready newsprint. The table below sets forth the number of pads and warehouses and total storage area at the Portland terminal.

Product	No. of Pads/Warehouses	Total Shell Area(Ft2)
Dry Bulk (salt/coal)	4 pads	180,000
Break Bulk	7 warehouses	215,000

Total	4 pads; 7 warehouses	395,000

Products at the Portland terminal may be received or shipped by water, rail or highway. The marine dock is 600 feet long and 140 feet in width providing a wide apron for cargo handling. With three mooring dolphins, the dock can accommodate two vessels simultaneously with a draft of up to 35 feet. Three warehouses have rail access, which can be used for import or export. Highway access to I-295 is provided by an industrial interconnector.

Third-Party Locations

We also purchase and/or sell refined products under rack, throughput and exchange agreements at approximately 50 additional facilities through which we distribute approximately 16 million barrels of refined products annually. We enter into rack agreements pursuant to which we purchase product from a supplier under fixed or index-based pricing formulas with title passing to our customers when the product is loaded at the truck loading rack. We enter into third-party throughput arrangements pursuant to which we pay a fee for the right to store product at counterparty locations and make sales to our customers at the rack. The terms of these arrangements vary depending on the volume of product to be stored, whether storage is on a comingled basis

(which is typically the case) or on an exclusive basis, the fee charged for the service, the tenor of the arrangement and the particular products and specifications thereof to be stored. We also enter into exchange agreements pursuant to which we are allowed to lift product at the terminal of the counterparty in exchange for granting the counterparty the right to lift product at one of our terminals. Under exchange agreements, we or our counterparty pay the other an agreed upon exchange differential based on assumed equivalent volumes and logistical and other cost considerations, which vary by location.

Competition

We encounter varying degrees of competition based on product type and geographic location in the marketing of our refined products. In our Northeast market, we compete in various product lines and for a range of customer types. The principal methods of competition in our refined products operations are pricing, services offerings to customers, credit support and certainty of supply. Our competitors include terminal companies, major integrated oil companies and their marketing affiliates and independent marketers of varying sizes, financial resources and experience. We believe that our being one of the largest independent wholesale distributors of refined products in the Northeast (based on aggregate terminal capacity), our ownership of various marine-based terminals and our reputation for reliability and strong customer service provide us with a competitive advantage in marketing refined products in the areas in which we operate.

Competitors of our natural gas sales operations generally include natural gas suppliers and distributors of varying sizes, financial resources and experience, including producers, pipeline companies, utilities and independent marketers. The principal methods of competition in our natural gas operations are in obtaining supply, pricing optionality for customers and effective support services, such as scheduling and risk management. We believe that our sizeable market presence and strong customer service and offerings provide us with a competitive advantage in marketing natural gas in the areas in which we operate.

In our materials handling operations, we primarily compete with public and private port operators. Although customer decisions are substantially based on location, additional points of competition include types of services provided and pricing. We believe that our ability to provide materials handling services at a number of our refined products terminals and our demonstrated ability to handle a wide range of products provides us a competitive advantage in competing for products-related handling services in the areas in which we operate.

Seasonality

Demand for natural gas and some refined products, specifically home heating oil and residual fuel oil for space heating purposes, is generally higher during the period of November through March than during the period of April through October. Therefore, our results of operations for the first and fourth calendar quarters are generally better than for the second and third calendar quarters. Over the 36-month period ending March 31, 2011, we generated an average of approximately 69% of our total home heating oil and residual fuel oil net sales during the months of November through March.

Environmental

General

Our petroleum product terminal and supply operations are subject to extensive and stringent environmental laws. As part of our business, we own and operate petroleum storage and distribution facilities and a petroleum fleet of trucks, and must comply with environmental laws at the federal, state and local levels, which increase the cost of operating terminals and our business generally. These laws include statutes such as the Clean Water Act and the Clean Air Act and, together with regulations, impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct certain activities limiting or preventing the release of materials from our facilities, managing wastes generated by our operations, the installation of pollution control equipment, responding to releases of process materials or wastes from our operations, and the risk of substantial liabilities for pollution resulting from our operations. However, we do not believe that we are affected in a significantly different manner by these laws and regulations than are our competitors.

Our operations also utilize a number of petroleum storage facilities and distribution facilities that we do not own or operate, but at which refined products are stored. We utilize these facilities through several different contractual arrangements, including leases, throughput and terminalling services agreements. If facilities with whom we contract that are owned and operated by third parties fail to comply with environmental laws, they could be shut down, requiring us to incur costs to use alternative facilities.

Environmental laws and regulations can restrict or impact our business in several ways, such as:

•	Requiring capital expenditures to comply with environmental control requirements;

•	Requiring remedial action to mitigate releases of hydrocarbons, hazardous substances or wastes caused by our operations or attributable to former operators; and

•	Curtailing the operations of facilities deemed in non-compliance with environmental laws and regulations.

Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hydrocarbons, hazardous substances or wastes have been released or disposed. Moreover, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the release of hydrocarbons, hazardous substances or other wastes into the environment.

The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation and actual future expenditures may be different from the amounts we currently anticipate. We try to anticipate future regulatory requirements that might be imposed and to plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance.

Our historical and projected operating costs reflect the recurring costs resulting from compliance with these regulations, and we do not anticipate material expenditures in excess of these amounts in the absence of future acquisitions or changes in regulation, or discovery of existing but unknown compliance issues. Therefore, we do not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial position or results of operations.

Hazardous Substances and Releases

The environmental laws and regulations affecting our business generally prohibit the release of hazardous substances into the water or soils, and include requirements to control pollution of the environment. For instance, the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, also known as CERCLA or the Superfund law, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under the Superfund law, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. The Superfund law also authorizes the EPA, and in some instances third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible persons the costs they incur. It is possible for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. In the course of our ordinary operations, we may generate substances that fall within the

Superfund law’s definition of a hazardous substance and, as a result, we may be jointly and severally liable under the Superfund law for all or part of the costs required to clean up sites at which those hazardous substances have been released into the environment.

We currently own, lease or utilize storage or distribution facilities where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on, under or from the properties owned or leased by us or on or under other locations where we have contractual arrangements or where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to the Superfund law or other federal and state laws. Under these laws, we could be required to remove or remediate previously disposed wastes, including wastes disposed of or released by prior owners or operators, to clean up contaminated property, including groundwater contaminated by prior owners or operators, or to make capital improvements to prevent future contamination.

We are incurring ongoing costs for monitoring groundwater at several facilities that we operate. Assuming that we will be able to continue to use common monitoring methods or associated engineering or institutional controls to demonstrate compliance with applicable regulatory requirements, as we have in the past and regulations currently allow, we believe that these costs will not have a material impact on our financial condition or results of operations.

Above-Ground Storage Tanks

Above-ground tanks that contain petroleum and other hazardous substances are subject to comprehensive regulation under environmental laws. Generally, these laws impose liabilities for releases and require secondary containment systems for tanks or require the operators take alternative precautions to ensure that no contamination results from tank leaks or spills. We believe we are in substantial compliance with environmental laws and regulations applicable to above-ground storage tanks.

The Oil Pollution Act of 1990, or OPA, addresses three principal areas of oil pollution—prevention, containment and cleanup. In order to handle, store or transport oil, we are required to file oil spill response plans with either the United States Coast Guard (for marine facilities) or the EPA. States in which we operate have enacted laws similar to OPA. We maintain such plans, and when required have submitted plans and received federal and state approvals necessary to comply with the OPA, the Clean Water Act and related regulations. Further, we have trained employees who serve as emergency responders and also contract with various spill-response specialists to ensure appropriate expertise is available for any contingency, including spills of oil or refined products, from our facilities. These employees receive annual refresher emergency responder training, as well as annual and other periodic drills and training, to ensure that they are able to mitigate spills or other releases and control site response activities. We believe we are in substantial compliance with regulations promulgated under OPA and similar state laws.

Under OPA and comparable state laws, responsible parties for a regulated facility from which oil is discharged may be subject to strict, joint and several liability for removal costs and certain other consequences of an oil spill such as natural resource damages, where the spill is into navigable waters or along shorelines. Under the authority of the federal Clean Water Act, the EPA imposes specific requirements for Spill Prevention, Control, and Countermeasure, or SPCC, plans that are designed to prevent, and minimize the impacts of, releases from above ground storage tanks.

From time to time, we experience spills and releases during various phases of our operations and some of these releases can reach waters that applicable federal and state laws would define as navigable. For instance, on June 17, 2011, our River Road operations in Newington, New Hampshire experienced a release of approximately

170 gallons of No. 6 fuel oil into the surrounding waters of the Great Bay and the Piscataqua River. Our personnel notified local and federal officials promptly and implemented the existing spill plan in cooperation with all appropriate federal and state authorities. We deployed booms to contain the release and are continuing to work to recover the oil and survey the surrounding areas for impacts. To date, the costs of responding to this release have not been material to our operations and we do not anticipate any further clean-up costs in connection with this release, but we may incur additional fines, penalties or other expenses in connection with this release. We believe that any such fines, penalties or other expenses would not be material.

Water Discharges

The federal Clean Water Act, or CWA, and analogous state laws impose strict controls on the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. This law and comparable state laws prohibit the discharge of pollutants into regulated waters, except in accordance with the terms of a permit issued by the EPA or analogous state agency and impose substantial liabilities for noncompliance. The CWA also regulates the discharge of storm water runoff from certain industrial facilities. Accordingly, several of our facilities are required to obtain and maintain storm water discharge permits, which require monitoring and sampling of storm water runoff from such facilities. We believe we hold the required permits and operate in substantial compliance with those permits. While we have experienced permit discharge exceedences at some of our terminals including as described above, we do not expect any non-compliance with existing permits and foreseeable new permit requirements to have a material adverse effect on our financial position or results of operations.

Air Emissions

Our operations are subject to the federal Clean Air Act, or CAA, and comparable state and local laws. Under such laws, permits are typically required to emit pollutants into the atmosphere. We believe we currently hold or have applied for all necessary air permits and that we are in substantial compliance with applicable air laws and regulations. Although we can give no assurances, we are aware of no changes to air quality regulations that will have a material adverse effect on our financial condition or results of operations.

Various federal, state and local agencies have the authority to prescribe product quality specifications for the refined products that we sell, largely in an effort to reduce air pollution. Failure to comply with these regulations can result in substantial penalties. Although we can give no assurances, we believe we are currently in substantial compliance with these regulations

Changes in product quality specifications could require us to incur additional handling costs or reduce our throughput volume. For instance, different product specifications for different markets could require the construction of additional storage. Also, states in which we are operating have considered limiting the sulfur content of home heating oil. If such regulations are enacted, this could restrict the supply of available product, which could increase our costs to purchase such oil or limit our ability to sell heating oil.

Changing sulfur regulations also impact the residual fuel oil business. Restrictions on certain grades of product and in certain cases, a discussion of banning residual fuel oil in certain municipalities or regions, will force us to reconfigure existing tanks that are in residual fuel oil service.

Climate Change

In response to the April 2007 United States Supreme Court ruling in Massachusetts, et al. v. EPA that the EPA has authority to regulate carbon dioxide emissions under the CAA, the EPA has taken several steps towards implementing regulations regarding the emission of greenhouse gases, or GHG. In 2009, the EPA issued a final rule declaring that six GHGs “endanger both the public health and the public welfare of current and future generations.” The issuance of this “endangerment finding” allows the EPA to begin regulating GHG emissions under existing provisions of the federal Clean Air Act. In addition, the EPA has issued rules requiring the reporting of GHG emissions from specified large GHG emission sources in the United States, beginning in 2011 for emissions occurring in 2010. Certain state jurisdictions also have similar GHG reporting requirements. While our operations fall below the thresholds that would characterize large sources, we are required to implement systems to track certain purchases of product and we believe we are in material compliance with the regulations.

Hazardous and Solid Waste Management

Our operations generate a variety of wastes, including some hazardous wastes that are subject to the federal Resource Conservation and Recovery Act, as amended, or RCRA, and comparable state laws. By way of summary, these regulations impose detailed requirements for the handling, storage, treatment and disposal of hazardous waste. Our operations also generate solid wastes which are regulated under state law or the less stringent solid waste requirements of the federal Solid Waste Disposal Act. We believe we are in substantial compliance with the existing requirements of RCRA, the Solid Waste Disposal Act, and similar state and local laws, and the cost involved in complying with these requirements is not material.

Environmental Insurance

We maintain insurance which may cover in whole or in part certain expenditures from releases of refined products. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our general partner believes are reasonable and prudent. These policies may not cover all environmental risks and costs and may not provide sufficient coverage in the event an environmental claim is made against us.

Security Regulation

Since the September 11, 2001 terrorist attacks on the United States, the U.S. government has issued warnings that energy infrastructure assets may be future targets of terrorist organizations. These developments have subjected our operations to increased risks.

In 2002, the U.S. Congress enacted the Maritime Transportation Security Act, or MTSA, with the goal of preventing a maritime transportation security incident. Several of our storage and distribution facilities fall within the MTSA jurisdiction, which, as of 2008, requires stringent security measures taken by us as a precaution against possible terrorist attacks. These measures have resulted in increased costs to our business. Terrorist attacks aimed at our facilities could adversely affect our business, and any global and domestic economic repercussions from terrorist activities could adversely affect our business. For instance, terrorist activity could lead to increased volatility in prices for home heating oil, transportation fuels and other products we sell.

Insurance carriers are currently required to offer coverage for terrorist activities as a result of the federal Terrorism Risk Insurance Act of 2002, also known as TRIA. We have purchased this coverage with respect to our property and casualty insurance programs.

Employee Safety

We are subject to the requirements of the Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe our operations are in substantial compliance with the OSHA requirements.

With respect to the transportation of refined products by truck, we operate a truck fleet, which mainly distributes products we sell to our customers. We are subject to regulations promulgated under the Federal Motor Carrier Safety Act for those trucks that we operate. These regulations cover the transportation of hazardous materials and are administered by the U.S. Department of Transportation, or DOT. We conduct ongoing training programs to help ensure that our operations are in compliance with applicable regulations. We believe our operations are in substantial compliance with the DOT and OSHA requirements.

Title to Properties, Permits and Licenses

We believe we have all of the assets needed, including leases, permits and licenses, to operate our business in all material respects. With respect to any consents, permits or authorizations that have not been obtained, we believe the failure to obtain these consents, permits or authorizations will have no material adverse effect on our financial position, results of operations or cash available for distribution to our unitholders.

We believe we have satisfactory title to all of our assets. Title to property may be subject to encumbrances. We believe none of these encumbrances will materially detract from the value of our properties or from our interest in these properties, nor will they materially interfere with the use of these properties in the operation of our business.

Facilities

We lease office space for our principal executive office in Portsmouth, New Hampshire. The lease expires on January 31, 2019, with an option to renew for an additional five years.

Employees

To carry out our operations, our general partner and Sprague Energy Solutions Inc. employed approximately 425 full-time employees as of June 2011. We also employ some “peak time” hourly workers who are on call during peak periods. These peak time employees do not receive benefits.

We currently have four collective bargaining agreements, representing a total of approximately 50 employees, in the following locations:

•

Oceanside and Lawrence, New York (terminal operators, drivers and mechanics): Collective bargaining agreement with the United Service Workers, TCU, Local 355, AFL-CIO. The current contract is in effect until June 30, 2012.

•

Mount Vernon, New York (terminal operators): Collective bargaining agreement with the Teamsters, Local 456, an affiliate of the International Brotherhood of Teamsters. The original term of the current contract has expired. The contract is being continued on a month to month basis as we renegotiate terms with the union.

•	Providence, Rhode Island (terminal operators): Collective bargaining agreement with the State Fuel Handlers Union. The current contract is in effect until June 30, 2013.

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Albany, New York (terminal operators): Collective bargaining agreement with the Teamsters Local 294, an affiliate of the International Brotherhood of Teamsters. The current contract is in effect until March 31, 2013.

We believe we have good working relationships with both our union and non-union workforce.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings, except as generally described below. In addition, we are not aware of any significant legal or governmental proceedings currently pending against us, or contemplated to be brought against us.

On June 16, 2011, certain insurers of Kleen Energy Systems, LLC, or Kleen Energy, filed a complaint in a Superior Court in the State of Connecticut against our predecessor and five other parties to recover payments made by such insurers in connection with a February 7, 2010 explosion at Kleen Energy’s power plant in Middletown, Connecticut, which involved the use by Kleen Energy of natural gas to blow debris from gas piping in a process commonly referred to as a gas blow. Our predecessor sold natural gas to Kleen Energy pursuant to a contract for sale and purchase of natural gas. The complaint alleges that the explosion resulted in fatalities, injuries and property damage and that our predecessor is liable based on products liability, negligent misrepresentation and intentional, wanton or reckless misconduct theories with respect to the natural gas supplied pursuant to the above-referenced contract.

We believe several defenses to these claims are available to us and that the plaintiffs’ position in this litigation is without merit. We and our predecessor intend to vigorously defend the lawsuit. Because our predecessor’s natural gas marketing business will be contributed to us in connection with the closing of this offering, we will be responsible for any payments to be made to the plaintiffs with respect to such lawsuit if our predecessor and we do not prevail. The initial complaint does not specify the amount of recovery being sought by the plaintiffs. Our predecessor has insurance that is subject to a $2.0 million deductible and has certain indemnification rights under the contract pursuant to which the natural gas was sold to Kleen Energy. It is not possible to predict whether we will incur any liability or to estimate the total damages, if any, we might incur in connection with this matter.

MANAGEMENT

Management of Sprague Resources LP

Sprague Resources GP LLC, as our general partner, will manage our operations and activities on our behalf through its officers and directors. Our general partner and the board of directors of our general partner are not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to directly or indirectly participate in our management or operation. Our general partner owes certain fiduciary duties to our unitholders as well as fiduciary duties to its owner.

The board of directors of our general partner will oversee our operations. Upon the closing of this offering, the board of directors of our general partner will have five members. Sprague Holdings, the owner of our general partner, intends to increase the size of the board of directors of our general partner to seven members following the closing of this offering. Sprague Holdings will appoint all directors to the board of directors of our general partner and we expect that, when the size of the board increases to seven directors, at least three of those directors will be independent as defined under the independence standards established by the NYSE.

In compliance with the requirements of the NYSE, on the date our common units first trade on the NYSE, Sprague Holdings will have appointed at least one independent director to the board of directors of our general partner. Sprague Holdings will appoint two additional independent directors within twelve months of such date. The NYSE does not require a publicly traded limited partnership, like us, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating/corporate governance committee. We are, however, required to have an audit committee of at least three members, and all of its members are required to be independent as defined by the NYSE. The independent directors of the board of directors of our general partner will serve as the initial members of the audit committee of the board. As discussed below, our general partner will also establish a compensation committee.

Whenever our general partner makes a determination or takes or declines to take an action in its individual, rather than representative, capacity or in its sole discretion, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any unitholder, and our general partner is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Delaware Act or any other law. Examples include the exercise of its limited call rights, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation. Actions of our general partner that are made in its individual capacity or in its sole discretion will be made by its ultimate parent, Axel Johnson.

In selecting and appointing directors to the board of directors of our general partner, the owner of our general partner does not intend to apply a formal diversity policy or set of guidelines. However, when appointing new directors, our general partner considers each individual director’s qualifications, skills, business experience and capacity to serve as a director, as described below for each director, and the diversity of these attributes for the board of directors of our general partner as a whole.

Board Committees

Conflicts Committee

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any unaffiliated unitholder, on the other, the board of directors of our general partner will resolve that conflict. The board of directors of our general partner may establish a conflicts committee to review specific matters that the board refers to it. The board of directors of our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. Such a committee would consist of a minimum of two members, none of whom can be officers or employees of our general partner or directors, officers or employees of its affiliates (other than as directors of our subsidiaries) and each of whom must meet the independence standards for service on an audit committee established by the NYSE and the SEC. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our unitholders, and not a breach by our general partner of any duties it may owe us or our unitholders.

If the board of directors of our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest is either (1) on terms no less favorable to us than those generally being provided to or available from unrelated third parties or (2) fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any unitholder, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Audit Committee

In connection with the closing of this offering, the board of directors of our general partner will establish an audit committee to assist it in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. In compliance with the requirements of the NYSE, a majority of the members of the audit committee will be independent directors within 90 days after the effective date of the registration statement and all the members of the audit committee will be independent directors within one year of the effective date of the registration statement. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

Compensation Committee

In connection with the closing of this offering, the board of directors of our general partner will establish a compensation committee to, among other things, oversee the compensation plans described below. The compensation committee will establish and review general policies related to our compensation and benefits. The compensation committee will determine and approve, or make recommendations to the board of directors of our general partner with respect to, the compensation and benefits of the board of directors and executive officers of our general partner.

Director Compensation

Officers, employees or paid consultants and advisors of our general partner or its affiliates who also serve as our directors will not receive additional compensation for their service as our directors. We anticipate that directors who are not officers, employees or paid consultants and advisors of our general partner or its affiliates will receive a combination of cash and restricted common unit grants as compensation for attending meetings of the board of directors of our general partner and committees thereof. Such directors will also receive reimbursement for out-of-pocket expenses associated with attending meetings of the board of directors of our general partner or committees and director and officer liability insurance coverage. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

All directors will receive reimbursement for out-of-pocket expenses associated with attending meetings of the board of directors of our general partner or serving on committees. Each director and officer will receive liability insurance coverage and be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

Directors and Executive Officers

The directors of our general partner hold office until the earlier of their death, resignation, retirement, disqualification or removal by the member of our general partner. There are no family relationships among any of the directors or executive officers of our general partner.

The executive officers of our general partner will manage the day-to-day affairs of our business. Executive officers serve at the discretion of the board of directors of our general partner. Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest but to which the officers and employees of our general partner and certain of our operating subsidiaries may devote a portion of their time pursuant to our services agreement. Although we believe that the executive officers of our general partner will devote substantially all of their time to the operation of our business, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The following table sets forth information regarding the directors and officers of our general partner upon consummation of this offering:

Name	Age	Position with our General Partner
Michael D. Milligan	47	Chairman of the Board of Directors
Ben J. Hennelly	40	Director
David C. Glendon	45	President, Chief Executive Officer and Director
Gary A. Rinaldi	54	Senior Vice President, Chief Operating Officer, Chief Financial Officer and Director
Thomas F. Flaherty	55	Vice President, Sales
Steven D. Scammon	49	Vice President, Trading, Pricing and Customer Service
Joseph S. Smith	54	Vice President and Chief Risk Officer
Paul A. Scoff	52	Vice President, General Counsel, Chief Compliance Officer and Secretary
John W. Moore	53	Vice President, Chief Accounting Officer and Controller
James Therriault	50	Vice President, Marketing and Materials Handling
Burton S. Russell	56	Vice President, Terminals
Brian W. Weego	45	Vice President, Natural Gas
Frank B. Easton	64	Vice President, Human Resources
John J. Bischoff	57	Vice President, Oil Supply and Trading
Kevin G. Henry	50	Treasurer

Michael D. Milligan—Mr. Milligan was appointed chairman of the board of directors of our general partner in July 2011. Mr. Milligan currently serves as a member of the board of directors of our predecessor and as the President & Chief Executive Officer of Axel Johnson, a position he has held since 2003. Prior to joining Axel Johnson, Mr. Milligan spent 17 years as a partner and member of the board of directors of Monitor Group, a global consulting and merchant banking group. While at Monitor, Mr. Milligan’s activities covered a broad range of disciplines and industry sectors, including oil and gas, communications technology, specialty chemicals and retail and consumer products. Mr. Milligan holds a Bachelor of Arts degree from Bowdoin College and a Masters in Business Administration from Harvard University. We believe that Mr. Milligan’s more than 20 years of experience in the energy industry, as well as his extensive management skills he acquired through his involvement in the strategy, operations and governance of Axel Johnson, brings substantial perspective and leadership to our board.

Ben J. Hennelly—Mr. Hennelly was appointed to the board of directors of our general partner in July 2011. Mr. Hennelly currently serves as the Chief Financial Officer of Axel Johnson, a position he has held since March 13, 2007. Mr. Hennelly has held various positions within the Axel Johnson group since joining our predecessor in April 2003, including Vice President, Business Development of our predecessor and, more recently, Vice President, Corporate Development at Axel Johnson. Before joining the Axel Johnson group, Mr. Hennelly was on the founding management team of EPIK Communications, a provider of broadband telecom services, and previously was a consultant with the Monitor Group, a global management strategy consulting firm, where he advised clients across a range of industries, including the energy industry. Mr. Hennelly holds a Bachelor of Arts degree from Cornell University and a PhD from Brown University. We believe that Mr. Hennelly’s 14 years of consulting and management experience in a variety of industries, together with his deep understanding of our business from nearly three years of service at our predecessor, prepare Mr. Hennelly well to serve on the board of directors of our general partner.

David C. Glendon—Mr. Glendon was appointed to the board of directors of our general partner and was named President and Chief Executive Officer of our general partner in July 2011. Mr. Glendon currently serves as President and Chief Executive Officer of our predecessor, a position he has held since January 15, 2008. Mr. Glendon was hired by our predecessor on June 30, 2003 as the Senior Vice President of Oil and Materials Handling, focusing on driving the execution of a customer-centric approach across all elements of the business. Prior to joining our predecessor, Mr. Glendon was a partner and global account manager at Monitor Group. He was also a founder and managing director of Monitor Equity Advisors, which worked with leading private capital providers in evaluating transactions and enhancing the strategic positions of their portfolio investments. Mr. Glendon received a Bachelor’s degree, cum laude, in Psychology from Williams College and a Master in Business Administration from the Stanford Graduate School of Business. As a result of his professional background, we believe Mr. Glendon brings executive-level strategic and financial skills along with significant operational experience that, when combined with his 15 years of consulting experience in a variety of industries and a deep knowledge of our business, make Mr. Glendon well-suited to serve on the board of directors of our general partner.

Gary A. Rinaldi—Mr. Rinaldi was appointed to the board of directors of our general partner, and was named Senior Vice President, Chief Operating Officer and Chief Financial Officer of our general partner, in July 2011. Mr. Rinaldi also currently serves as Senior Vice President, Chief Operating Officer and Chief Financial Officer of our predecessor, a position he has held since January 15, 2008. In such role, Mr. Rinaldi has responsibility for all terminals, materials handling and trucking operations, in addition to his duties as Chief Financial Officer. Mr. Rinaldi has been continuously employed by our predecessor since he was hired on April 27, 2003 as Senior Vice President and Chief Financial Officer. Prior to joining our predecessor, Mr. Rinaldi was Managing Director and Chief Financial Officer for the SUN Group. Prior to that, Mr. Rinaldi held several senior financial and operational management positions at Phibro Energy, a division of Salomon Inc., including Vice President and Chief Financial Officer and Director of Phibro Energy Production Inc. Mr. Rinaldi received his Bachelor’s degree in Economics with a concentration in Accounting from The Wharton School, The University of Pennsylvania. Mr. Rinaldi is also a Certified Public Accountant. We believe that Mr. Rinaldi’s over 28 years of experience in a variety of senior financial and operational management roles in the energy industry, when combined with his past service on multiple boards of directors, allows him to bring substantial experience and leadership skills to the board of directors of our general partner.

Thomas F. Flaherty—Mr. Flaherty was appointed Vice President of Sales of our general partner in July 2011, a position he has held with our predecessor since November 28, 2006. In such role, Mr. Flaherty is responsible for all refined products sales and marketing activities. Mr. Flaherty has served in various roles during his continuous tenure with our predecessor since he was hired as an Account Executive in Coal Sales in July 1983, including Vice President, Commercial Sales and subsequently Vice President, Industrial Marketing. Prior to joining our predecessor, Mr. Flaherty was employed by Eastern Associated Coal Corp, a Pittsburgh based coal production company. Mr. Flaherty received his Bachelor’s degree in Management from the University of Massachusetts and a Master’s degree in Business Administration from the Whittemore School of Business, University of New Hampshire.

Steven D. Scammon—Mr. Scammon was appointed Vice President of Trading, Pricing and Customer Service of our general partner in July 2011, a position he has held with our predecessor since January 28, 2008. In such role, Mr. Scammon is responsible for refined products trading, pricing and customer service. Mr. Scammon joined our predecessor as Vice President, Clean Products on December 26, 2000 and has been continuously employed by our predecessor since then. Prior to joining our predecessor, Mr. Scammon served as Senior Vice President with the Consolidated Natural Gas Energy Services Co. Prior to that, Mr. Scammon served in several positions with Louis Dreyfus Corporation including as Global Position Manager and Manager— National Accounts. Mr. Scammon received his Bachelor’s degree in Economics from Denison University.

Joseph S. Smith—Mr. Smith was appointed Vice President and Chief Risk Officer of our general partner in July 2011, a position he has held with our predecessor since July 3, 2006. In such role, Mr. Smith is tasked with oversight responsibility for risk management and related control processes. As part of this role, he has management responsibility for middle office, credit, contract administration and insurance groups. Mr. Smith has been an employee of our predecessor since April 2001 when he joined as Vice President, Corporate Planning and Development and was subsequently promoted to Vice President, Pricing and Performance Management. Prior to joining our predecessor, Mr. Smith was a Principal with Arthur D. Little, Inc.’s international energy consulting practice. He also worked in various positions for Mobil Oil Corporation, including in the areas of sales and supply and research and development. Mr. Smith received his Bachelor’s degree in Chemical Engineering from the University of Maine. He received a Master’s degree in Chemical Engineering from Pennsylvania State University and a Master’s degree in Business Administration in Finance from Drexel University.

Paul A. Scoff—Mr. Scoff was appointed Vice President, General Counsel, Chief Compliance Officer and Secretary of our general partner in July 2011, a position he has held with our predecessor since June 1, 2011. Mr. Scoff has been continuously employed by our predecessor since December 1999, serving as Vice President, General Counsel and Secretary during such time. Prior to joining our predecessor, Mr. Scoff was the Vice President and General Counsel of Genesis Energy L.P., a publicly traded master limited partnership. Prior to Genesis, Mr. Scoff served as Senior Counsel with Basis Petroleum (formerly known as Phibro Energy U.S.A. Inc., a division of Salomon Inc.). He also served as Senior Counsel with The Coastal Corporation prior to joining Basis Petroleum. He received his Juris Doctorate from the University of Houston Law Center in 1984 and his Bachelor’s degree, cum laude, in Political Science and English from Washington and Jefferson College in 1981.

John W. Moore—Mr. Moore was appointed Vice President, Chief Accounting Officer and Controller of our general partner in July 2011 and as such is responsible for our financial reporting. Mr. Moore currently serves as the Vice President, Chief Accounting Officer and Controller of our predecessor, and has been continuously employed by our predecessor since joining in June 1998 as the Chief Accounting Officer and Controller. Prior to joining our predecessor, Mr. Moore worked as an auditor at Arthur Andersen LLP and in various senior accounting management capacities at Phibro and Valero Energy Corporation. Mr. Moore has 28 years of accounting experience in the energy industry. Mr. Moore received a Bachelor’s degree, magna cum laude, in Accounting from Texas Tech University and is a Certified Public Accountant.

James A. Therriault—Mr. Therriault was appointed Vice President of Marketing and Materials Handling of our general partner in July 2011, a position he has held with our predecessor since October 2003. As Vice President, Marketing and Materials Handling, Mr. Therriault is responsible for our marketing efforts across all business lines, including wholesale fuels, natural gas and terminal materials handling. He is also responsible for the sales and business development efforts of our materials handling business unit. A 27 year veteran of our predecessor, Mr. Therriault graduated from The University of New Hampshire in 1983 with a Bachelor of Arts degree in Economics and from the University of Southern New Hampshire in 1987 with a Master’s degree in Business Administration.

Burton S. Russell—Mr. Russell was appointed Vice President, Operations of our general partner in July 2011, a position he has held with our predecessor since 2003. As Vice President, Operations, Mr. Russell is responsible for the safe, environmentally responsible and cost efficient operation of our terminals and fleet. He joined our predecessor in 1998 and has continuously served in various positions, including responsibilities for terminals, fleet, safety, regulatory compliance, engineering and materials handling. Prior to joining our predecessor, Mr. Russell spent 21 years as a commissioned officer in the U.S. Coast Guard, serving the majority of that time in their Marine Technical, Port Safety and Environmental Protection programs. His last duty assignment was as the Captain of the Port, Officer in Charge of Marine Inspection and Federal On Scene Coordinator at the Marine Safety Office located in Portland, Maine. Mr. Russell received a Bachelor of Science degree in Ocean Engineering from the U.S. Coast Guard Academy. He received two Master’s degrees from the University of Michigan: one in Naval Architecture and Marine Engineering and a second in Mechanical Engineering. He is also a licensed Professional Engineer.

Brian W. Weego—Mr. Weego was appointed Vice President, Natural Gas of our general partner in July 2011, a position he has held with our predecessor since June 7, 2010. As Vice President, Natural Gas, Mr. Weego is responsible for all elements of the natural gas business unit. Mr. Weego has been continuously employed by our predecessor since he was hired on December 7, 1998, having served as Manager, Natural Gas Supply Operations; Director, Natural Gas Marketing; and Managing Director, Natural Gas Marketing. Prior to joining our predecessor, Mr. Weego spent 11 years in various segments in the natural gas industry and has worked for the Coastal Corporation (wholesale natural gas origination and sales), O&R Energy (natural gas supply and trading) and Commonwealth Gas Company (natural gas utility supply planning and acquisition). Mr. Weego received a Bachelor of Science degree in Management from Lesley University and a Master’s degree in Business Administration from the University of New Hampshire Whittemore School of Business and Economics.

Frank B. Easton—Mr. Easton was appointed Vice President, Human Resources of our general partner in July 2011, a position he has held with our predecessor since August 3, 1998. He previously served in a consulting capacity for our predecessor beginning in March 1998. Prior to joining our predecessor, Mr. Easton served as a Director of Human Resources at Dell Computer Corporation and Sequent Computer Systems, and, prior thereto, he served in a variety of finance and human resources roles at Wang Laboratories. Mr. Easton received his Bachelor’s Degree in Sociology from Keene State College and his Master’s Degree in Business Administration from the Executive Program, Whittemore School of Business, University of New Hampshire.

John J. Bischoff—Mr. Bischoff was appointed Vice President, Oil Supply and Trading of our general partner in July 2011, a position he has held with our predecessor since March 29, 2004. He previously served as Managing Director, Oil Supply and Trading for our predecessor beginning on September 2003. In his role as Vice President, Oil Supply and Trading, Mr. Bischoff is responsible for all refined products supply and trading functions, including all inventory management, petroleum purchases and sales, associated hedges and related physical logistics. Prior to joining our predecessor, Mr. Bischoff served as Manager—Oil/Gas Trading & Supply for the electric utility PPL Energy Plus, LLC and Assistant Vice President of Coastal States Trading, Inc. Mr. Bischoff began his career in 1980 at Cargill, Inc. where he held several positions in Human Resources before moving to the oil trading function at Northeast Petroleum (a Cargill subsidiary) in 1987. Mr. Bischoff received his Bachelor’s Degree in Management Science/Organizational Behavior from Quinnipiac University, Hamden, Connecticut.

Kevin G. Henry—Mr. Henry was appointed Treasurer of our general partner in July 2011, a position he has held with our predecessor since October 3, 2004. His primary responsibilities include managing liquidity, banking relationships, cash management and interest rate hedging programs. Prior to joining our predecessor, Mr. Henry was an Assistant Treasurer for nine years with Tosco Corporation, a publicly held integrated oil company with refining, marketing and retail service stations. Mr. Henry previously worked for Phibro in various financial capacities. Mr. Henry received a Bachelor’s degree in Management from St. Francis College with further accreditations from the Graduate School of Credit and Financial Management at Dartmouth College and the American Graduate School of International Management at Thunderbird University.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive any management fee or other compensation for its management of us, except as set forth in the services agreement that we will enter into in connection with the closing of this offering. Under the terms of the partnership agreement, our general partner and its affiliates will be reimbursed for all expenses incurred on our behalf for managing and controlling our business and operations.

Pursuant to the terms of the services agreement, our general partner will agree to provide certain general and administrative services and operational services to us, and we will agree to reimburse our general partner and its affiliates for all costs and expenses incurred in connection with providing such services to us, including salary, bonus, incentive compensation, insurance premiums and other amounts allocable to the employees and directors of our general partner or its affiliates that perform services on our behalf, other than those services provided to our corporate subsidiary, Sprague Energy Solutions Inc. Pursuant to the terms of the services agreement, our general partner will agree to provide the same services to Sprague Energy Solutions Inc., which will also agree to reimburse our general partner and its affiliates for all costs and expenses incurred in connection with providing such services. Please read “Certain Relationships and Related Party Transactions—Services Agreement.” Our general partner and its affiliates also may provide us other services for which we may be charged fees as determined by our general partner.

There is no cap on the amount that may be reimbursed or paid by us or Sprague Energy Solutions Inc. to our general partner or its affiliates pursuant to our partnership agreement or the services agreement. We project that the aggregate amount of reimbursements and fees to be paid to our general partner (including approximately $2.5 million of annual incremental selling, general and administrative expense that we expect to incur as a result of being a publicly traded partnership) will be approximately $79.1 million for the twelve months ending September 30, 2012. Please read “Certain Relationships and Related Party Transactions—Services Agreement.”

Compensation Discussion and Analysis

Introduction

Our general partner has sole responsibility for conducting our business and for managing our operations and its board of directors and officers make decisions on our behalf. We have no employees other than employees of Sprague Energy Solutions Inc., our corporate subsidiary. We and Sprague Energy Solutions Inc. will reimburse our general partner for the expense of the services its employees provide to us and it, including compensation expenses for executive officers and directors of our general partner. Please read “—Reimbursement of Expenses of Our General Partner.” Similarly, we have not formed, and will not form, a compensation committee, but the board of directors of our general partner will form a compensation committee that will determine the future compensation of the directors and officers of our general partner, including its Named Executive Officers (as described below).

Historically, including during the fiscal year ended December 31, 2010, the President and Chief Executive Officer of our predecessor worked with the compensation committee of Axel Johnson, or the Predecessor Committee, to set the pay for the executives of our predecessor. The individuals who served as executives of our predecessor began serving as executives of our general partner, and by extension serving as our executive officers, upon our formation in June 2011. Going forward, the pay for the executive officers of our general partner will be set by the compensation committee of our general partner, or the GP Committee.

The purpose of this Compensation Discussion and Analysis is to explain our philosophy for determining the compensation program for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of our general partner for 2010, or the Named Executive Officers, and to discuss why and how the 2010 compensation package for these executives was implemented. Because we were not formed until June 2011, we did not have executive officers prior to that date. However, because the vast majority of the assets and operations of our predecessor were donated to us, and the executive officers of our predecessor are now the executive officers of our general partner, we believe that such disclosure regarding our executive officers’ compensation during fiscal year 2010, as set by our predecessor, is generally appropriate and relative to our own compensation philosophy. Following the end of the 2010 fiscal year, changes to our compensation program have been limited to the slight increases in our Named Executive Officers’ base salaries, as discussed in greater detail below. The Named Executive Officers for the fiscal year ending December 31, 2010 are as follows:

•	David C. Glendon—President and Chief Executive Officer

•	Gary A. Rinaldi—Senior Vice President, Chief Operating Officer and Chief Financial Officer

•	Thomas F. Flaherty—Vice President, Sales

•	Steven D. Scammon—Vice President, Trading, Pricing and Customer Service

•	Joseph S. Smith—Vice President and Chief Risk Officer

Following this discussion are tables that include compensation information for the Named Executive Officers.

Objectives of Our Executive Compensation Program

Historically, our executive compensation program has been based on the following principles:

•

The compensation paid to our executives should be competitive with that paid to the executives of those companies with which we compete for executive talent so that we attract and retain a skilled and experienced management team.

•	Incentive compensation should be a material portion of total compensation so that our executives are properly motivated to focus on achieving or exceeding our financial and business goals.

•	Axel Johnson should receive a threshold return on investment before the payout of any incentive compensation, so as to align the interests of the executive team with those of Axel Johnson.

Mr. Glendon and the Predecessor Committee believed these objectives were best met by providing a mix of competitive base salaries in combination with short- and long-term cash compensation. This mix of compensation elements has provided us with a successful compensation program that has allowed us to attract and retain a quality team of executives while motivating them to provide a high level of performance. As described in more detail below in the section entitled “—Setting Executive Compensation,” going forward, Mr. Glendon and the GP Committee will oversee our executive compensation. We expect that they will utilize similar principles as they manage these programs and set executive pay, although they may make certain adjustments to the types of compensation provided and performance metrics used in order to more accurately reflect a compensation program appropriate for a publicly traded entity. Specifically, we believe that ensuring that our unitholders receive a threshold return on investment before target payout of incentive compensation will continue to be an important aspect of our compensation philosophy.

Setting Executive Compensation

The Predecessor Committee had the authority to makes all major decisions with regard to the compensation of our Named Executive Officers. Historically, the Predecessor Committee asked that Mr. Glendon make recommendations regarding the base salaries for each of the Named Executive Officers (with the exception of his own compensation, which was set by the Predecessor Committee). Additionally, Mr. Glendon made recommendations to the Predecessor Committee regarding the level of annual and long-term bonuses he believed was appropriate for each of the Named Executive Officers based on their performance and level of responsibility. The Predecessor Committee took these recommendations into consideration when making final determinations with regard to the levels of annual and long-term bonuses for each of the Named Executive Officers. Following the consummation of this offering, it is expected that Mr. Glendon will work with the GP Committee in a similar fashion as he did with the Predecessor Committee, recommending base salaries for the remaining Named Executive Officers and working in connection with the GP Committee to determine bonuses and other incentive compensation elements.

Our general partner has not yet created a GP Committee charter, but it is expected that in connection with the formation of the GP Committee our general partner will implement a charter for the GP Committee that will set forth our general partners, requirements for items such as membership, meetings and voting procedures, and any limits that the GP Committee may have with respect to delegating compensation-setting decisions to executive officers or other Board committees.

Components of Compensation

For the fiscal year ending December 31, 2010, the compensation for our Named Executive Officers consisted of the following elements:

•	Base salary;

•	Discretionary annual cash bonus awards;

•	Discretionary cash awards under our long-term incentive program (the “LTIP”); and

•	Other benefits, including retirement, car, health and welfare and related benefits.

Base Salary. Base salaries for Named Executive Officers were historically set at levels deemed appropriate to retain their services. Mr. Glendon considered the responsibilities associated with each Named Executive Officer’s position, that executive’s experience, contribution to our success, and the level of base salary provided to similarly situated executives by companies with which we compete for executive talent. For example, when Mr. Glendon assumed the role as President and Chief Operating Officer, the Predecessor Committee considered both his prior experience and performance as our Senior Vice President of Sales and, prior to that, at the Monitor Group, as well as the additional responsibility that he would be taking on in his new position. We expect that these factors will continue to drive base salary decisions after the close of this offering.

In March 2010, following a review of these items for each Named Executive Officer other than himself, Mr. Glendon recommended that slight increases in the base salaries of Messrs. Flaherty, Scammon and Smith were appropriate to bring their salaries more in line with the base salaries of executives at peer companies. Information regarding the base salaries of executives at companies with which we compete for executive talent was obtained from publicly available data for similar executive positions within our industry, as well as from the collective industry experience of Mr. Glendon and the Predecessor Committee members. The Predecessor Committee elected not to give annual salary increases to Mr. Glendon and Mr. Rinaldi in March 2010, choosing instead to focus on incentive awards. The 2010 base salary increases became effective on March 22, 2010.

Name	April 2009 Base Salaries	April 2010 Base Salaries	Approximate Percentage of Increase
David C. Glendon	$325,000	$325,000	—
Gary A. Rinaldi	$325,000	$325,000	—
Thomas F. Flaherty	$227,094	$233,907	3.00%
Steven D. Scammon	$242,050	$246,891	2.00%
Joseph S. Smith	$213,951	$219,300	2.50%

In April 2011, Mr. Glendon and the Predecessor Committee determined that small increases were warranted in the base salaries of each of the Named Executive Officers based on market trends. Information regarding market trends was obtained from publicly available data for similar executive positions within our industry, as well as from the collective industry experience of Mr. Glendon and the Predecessor Committee members. The 2011 increases below became effective on April 4, 2011 for Messrs. Flaherty, Scammon and Smith and on April 18, 2011 for Messrs. Glendon and Rinaldi.

Name	April 2010 Base Salaries	April 2011 Base Salaries	Approximate Percentage of Increase
David C. Glendon	$325,000	$350,000	7.69%
Gary A. Rinaldi	$325,000	$350,000	7.69%
Thomas F. Flaherty	$233,907	$239,755	2.50%
Steven D. Scammon	$246,891	$250,101	1.30%
Joseph S. Smith	$219,300	$224,783	2.50%

Providing our Named Executive Officers with competitive base salaries helps to mitigate any risk to us that may be created by providing these individuals with the opportunity to earn incentive compensation by ensuring that at least one portion of their income is not subject to change based on our financial performance. Additionally, we believe that the competitive base salaries we pay to our Named Executive Officers help us to satisfy the objectives of our executive compensation program by attracting and retaining experienced executive talent. We do not currently have plans to make any additional changes to base salary levels during the remainder of the 2011 fiscal year.

Incentive Compensation Pool. The incentive compensation pool has historically been used to fund both our annual and long-term bonus programs. The incentive compensation pool formula was created by the Predecessor Committee in December of the year prior to the year to which the formula is applied. In 2010, the minimum acceptable threshold return to Axel Johnson was calculated using a 36-month trailing average of one month LIBOR plus a “risk premium” of 225 basis points (2.81% + 2.25% = 5.06%). This calculation employed our predecessor’s December 31, 2009 equity balance, plus any amounts owed to Axel Johnson, less any cash distributions made to Axel Johnson through June 30, 2010. The incentive compensation pool calculation was based solely on earnings before taxes from operations, excluding any extraordinary one-time gains or losses from acquisitions or divestitures.

Thirty percent of pre-tax profit above the minimum acceptable threshold rate of return for Axel Johnson was then allocated to funding the incentive compensation pool. The incentive compensation pool is then split to fund annual cash bonuses (75% of the incentive compensation pool) and LTIP bonuses (25% of the incentive compensation pool). In 2010, the total incentive compensation pool was $5,216,000 ($3,911,000 of which was allocated to the annual cash bonus program and $1,305,000 of which was allocated to the LTIP).

We believe this program fulfilled the objectives of our executive compensation program by ensuring that the annual bonus program and LTIP were funded in a manner such that the employees who participated in those programs shared in our financial success, while ensuring that Axel Johnson received a minimum rate of return on their investment prior to the funding of the pool, and the majority of all profit in excess of that minimum.

We anticipate that the incentive compensation pool program will remain in effect at least through the date of the consummation of this offering. We expect that going forward, Mr. Glendon and the GP Committee will seek to satisfy similar objectives by instituting a new program that comparably achieves the goals of our executive compensation program.

Annual Cash Bonus. A significant portion of the total compensation for each of our Named Executive Officers has historically been paid in the form of an annual cash bonus. While base salaries offer an important retention tool by providing a guaranteed income stream to our employees, we seek to incentivize and motivate employees to strive for both individual and overall company success by providing a substantial portion of their compensation in the form of discretionary annual cash bonuses so that our employees may share in the profits of the enterprise. We feel that our industry has historically relied heavily on performance-based cash bonuses to compensate executive officers, and we want our compensation program to be consistent with industry trends and practices.

Annual cash bonuses for our Named Executive Officers are structured around target bonus amounts for each executive. When setting these targets, our Chief Executive Officer and the Predecessor Committee took into consideration target bonus levels for executives at companies with which we compete for executive talent. This information was obtained from market data for similar executive positions within our industry (to the extent publicly available) and also from the collective industry experience of our Chief Executive Officer and the Predecessor Committee.

We have no obligation to pay the Named Executive Officers any amount of annual cash bonus; the target bonus amounts are simply guideposts or goals. The actual amount of annual bonus paid out to each of the Named Executive Officers varies from year to year based on both individual and company performance. The amount paid to each Named Executive Officer is entirely discretionary and is not formula-based.

For 2010, the amount of the annual cash bonus program pool was $3,911,000. Annual bonuses are awarded to our Named Executive Officers at the discretion of Mr. Glendon and the Predecessor Committee. When determining the amount of each Named Executive Officer’s bonus, Mr. Glendon and the Predecessor Committee took into consideration each Named Executive Officer’s performance during 2010, their level of responsibility, and their contribution to our financial success. For example, we exceeded expected performance with respect to our oil business but fell short of expectations in some respects with regard to our natural gas business, so the Predecessor Committee took into account each Named Executive Officer’s role in the achievement of these results. The pool was distributed to our Named Executive Officers in March 2011, following the acceptance of our audited financial statements by our predecessor’s board of directors.

We believe that our annual bonus program furthered the objectives of our executive compensation program in 2010 by (i) providing compensation opportunities that were competitive with those provided by companies with which we competed for executive talent, thereby helping us to attract and retain talented executives and (ii) by tying our Named Executive Officers’ compensation to our financial success and each executive’s individual performance, which in turn aligned our officer’s interests with those of Axel Johnson . We anticipate that this program will continue at least through the date of the consummation of this offering.

Cash long-term incentive program. Another significant element of our historic executive compensation program was the opportunity to earn a cash bonus under our LTIP. At the end of each year, Mr. Glendon evaluated the performance of each Named Executive Officer (other than himself) in order to recommend to the Predecessor Committee the final LTIP award amount that he believed was warranted for each executive for that year. There was no specific formula used in this analysis of performance but Mr. Glendon generally considered factors such as each Named Executive Officer’s contribution to our success, increase in their responsibilities, and the achievement of personal development goals. For example, in 2010 we exceeded expected performance with respect to our oil business but fell short of expectations in some respects with regard to our natural gas business, so the Predecessor Committee took into account each Named Executive Officer’s role in the achievement of these results. The LTIP award that was eventually approved by the Predecessor Committee is, by design, to be paid in cash to each of the participants in three equal installments. The first payment was made following our predecessor board of directors’ acceptance of our audited financial statements (typically in March of the year following the year for which the LTIP award was made) and the remaining two payments are scheduled to be made at the same time in each of the following two years. However, the second and third payments are contingent upon (i) us earning at least the minimum acceptable threshold return (as described in more detail in the section above entitled “—Incentive Compensation Pool”) for each of those years, (ii) the participant continuing to be employed by us on each of the payment dates, and (iii) our discretionary determination each year that such payments should be made based on company-wide as well as individual performance.

In 2010, our performance generated an aggregate LTIP bonus pool equal to $1,305,000 to be paid out in three equal annual installments of $435,000 per year, contingent upon the factors enumerated above. The initial payment was made in March 2011 following the acceptance of our audited financials by our predecessor’s board of directors.

In 2009, our performance generated an LTIP bonus pool equal to $3,015,000 to be paid out in three equal annual installments of $1,005,000 per year, contingent upon the factors enumerated above. The initial payment for 2009 performance was made in March 2010 following acceptance of our audited financials by our predecessor’s board of directors. The second payment, or $1,005,000, for 2009 performance was paid in March 2011 after acceptance of our 2010 audited financial statements.

2011 Equity Long-Term Incentive Compensation Plan

In order to incentivize our management following the completion of this offering to continue to grow our business, our general partner intends to adopt a long-term incentive plan for employees, consultants and directors of our general partner and its affiliates, who perform services for us. Each of the Named Executive Officers will be eligible to participate in this plan. Unlike our current LTIP which provides only cash awards, we expect that the new long-term incentive plan will provide for the grant of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards. These awards are intended to align the interests of key employees (including the Named Executive Officers) with those of our unitholders and to give those employees the opportunity to share in our long term performance.

Severance and Change in Control Benefits

The Named Executive Officers did not have agreements with us that contained severance provisions or change in control payment provisions during the 2010 fiscal year. However, we have a general practice of paying severance to certain of our employees in the event they are terminated by us without cause and they agree to sign a release. The severance historically provided to executives, such as the Named Executive Officers, serving at the Vice President level and above consists of the following: (i) 12 months of severance, (ii) six months of outplacement support, and (iii) health and dental insurance for 12 months at the same cost to the individual as they paid during their employment with us.

We believe that the severance practices we have followed with regard to certain employees in the past have created important retention tools for us, as post-termination payments allowed employees to leave our employment with value in the event of certain terminations of employment that were beyond their control. Post-termination payments allowed management to focus their attention and energy on making the best objective business decisions that are in the interest of the company without allowing personal considerations to affect the decision-making process. Additionally, executive officers at other companies in our industry and the general market in which we compete for executive talent commonly have post-termination payments, and we consistently provided this benefit to certain executives in order to remain competitive in attracting and retaining skilled professionals in our industry. We expect that certain executives, including the Named Executive Officers, will continue to receive potential severance benefits following this offering in connection with qualifying terminations of employment and/or change in control events, but we have not put any specific plans or individual agreements in place at this time.

Other Benefits

Health and Welfare Benefits. All of our regular scheduled full-time employees, including our Named Executive Officers, receive the same health and welfare benefits as our Named Executive Officers. The benefits include group health, vision, and dental insurance coverage; participation in our 401(k) and defined contribution pension plan; short- and long-term disability insurance and life insurance coverage; participation in our flexible spending plan; and tuition assistance. The health and dental plans require employee contributions toward the cost of premiums. We provide short- and long-term disability as well as basic life insurance at no cost to our employees. Employees may also elect additional life insurance coverage at their own expense. We will continue to maintain these or similar benefits following the consummation of this offering.

Retirement Benefits. We provide all of our employees who were hired prior to January 1, 1991, who are scheduled to work at least 30 hours per week, and who meet certain age and service requirements with the opportunity to participate in our retiree health plan. The obligation for premiums under the retiree health plan is shared by both us and the participants and our contributions to such premiums are capped. The retiree health plan does not provide dental benefits. Because Mr. Flaherty is the only Named Executive Officer that was employed by our predecessor prior to January 1, 1991, he is the only Named Executive Officer who may be eligible to participate in our retiree health plan. We also provide our employees with the opportunity to receive post-retirement life insurance on a non-discriminatory basis so long as certain age and service requirements are met. We have historically provided all eligible employees with a retirement program that consisted of two separate plans. All retirement plans discussed below are sponsored and administered by Axel Johnson and it is anticipated that Axel Johnson will continue to sponsor and administer these plans and allow eligible employees of our general partner and our subsidiaries to participate in these plans following the consummation of this offering.

Defined Benefit and Defined Contribution Plans. The Axel Johnson Inc. Retirement Plan is a defined benefit pension plan, or the DB Plan. The DB Plan was discontinued as of December 31, 2003 and benefits were “frozen” as of that date with immediate vesting for all active participants in the plan at their then-accrued benefit level. The Axel Johnson Inc. Retirement Restoration Plan, or the RRP, is a related unfunded supplemental plan that provides benefits to employees participating in the DB Plan to the extent benefits cannot be paid from the DB Plan due to legal limitations on the amounts paid under qualified plans set forth in the Internal Revenue Code. In general, the RRP provides benefits for DB Plan participants whose benefits would be limited or whose allowable DB Plan compensation would be limited. As with the DB Plan, benefits under the RRP were frozen as of December 31, 2003. In place of the DB Plan, we implemented a new defined contribution plan, or the DC Plan. The DC Plan was implemented on January 1, 2004. We make all contributions under the DC Plan and participants are not allowed to make contributions. A defined contribution plan specifies the amounts the company will contribute to the plan, but investment decisions and the market risk of those decisions are the obligation of the participant. We contribute an amount equal to 5% of all eligible compensation (including base pay, annual bonus, overtime and commissions) each month to the plan into accounts for every eligible employee, including the Named Executive Officers. Up to an additional 8% is contributed for employees with certain levels of service who participated in the DB Plan when it was frozen and were close to retirement age. This additional contribution was implemented by the Predecessor Committee and our management and is intended to help those employees with a shorter earnings horizon, as they had little time to adjust their financial retirement planning following our decision to freeze the DB Plan. Full-time employees who are scheduled to work more than 1,000 hours annually are eligible to participate. Participating employees are immediately 100% vested in all contributions under the DC Plan.

401(k) Thrift Plan. The second effective retirement plan is a 401(k) thrift plan. All employees who are scheduled to work more than 1,000 hours per year, including the Named Executive Officers, are allowed to contribute their own funds to their 401(k) account and we have historically made certain matching contributions. Employees can contribute between 2% and 70% of their pay (base pay, annual bonus, overtime pay, and commissions) on a pre-tax basis and/or an after-tax basis; however, combined pre-tax and after-tax contributions cannot exceed 70% of pay. The amounts that can be contributed are also subject to the annual limitations imposed by federal tax law. The company will match 60% of the first 6% of pay that an employee contributes. Participating employees are immediately 100% vested in all contributions including employee and company contributions as well as any earnings of the plan.

Automobiles and Auto Allowances. We provide cars to employees based on their job requirements, such as the amount of travel that is necessary in order for the executive to properly perform his job duties. Those employees who are eligible to receive a car benefit may elect whether to receive the use of a company car or a cash auto allowance. In 2010, only two Named Executive Officers were eligible to receive this benefit; Mr. Steven Scammon (who elected to use a company car) and Mr. Thomas Flaherty (who elected to receive the auto allowance).

Risk Assessment

The Predecessor Committee has reviewed our compensation policies as generally applicable to the employees of our general partner and of Sprague Energy Solutions Inc. and believes that such policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on us. Each time a new compensation policy or program is implemented we consider any risks that may be created by its implementation and work to design the program so as to minimize such risks. In addition, we continually reevaluate the effectiveness of our compensation programs, including an evaluation of the incentives such programs create and how we can minimize or eliminate incentives that may create risk for us.

We believe the use of base salary and performance-based compensation plans that are generally uniform in design and operation throughout our organization and with all levels of employees are consistent with our compensation philosophy. These compensation policies and practices are centrally designed and administered, and are substantially identical between our business divisions, except in cases such as commission arrangements which have been tailored to encourage specific sales behavior. In addition, we believe the following specific factors, in particular, reduce the likelihood of excessive risk-taking:

•	Our overall compensation levels are competitive with the market.

•

Our compensation mix is balanced among fixed components like salary and benefits, as well as annual incentives that reward overall financial performance, business unit financial performance, operational measures and individual performance.

•

An important portion of our executive compensation is tied to our owner’s return on equity over a period of multiple years, with cash-based awards that are paid out over three years. The LTIP does not pay any awards to executives until the company meets a minimum threshold rate of return each year. Spreading payments over three years encourages executives to focus on our owner’s return on equity over the longer term. The plan is also intended to foster retention.

•

The Compensation Committee has discretion to reduce performance-based awards when it determines that such adjustments would be appropriate based on our interests and the interests of our unitholders. In a similar manner, the company also has the ability to exercise discretion to reduce or alter performance-based compensation plans, e.g., commission plans, when it is determined that adjusting the plan is appropriate and in the interest of our unitholders.

Although a significant portion of the compensation provided to Named Executive Officers is performance-based, we believe our compensation programs do not encourage excessive and unnecessary risk taking by executive officers (or other employees) because these programs are designed to encourage employees to remain focused on both our short and long term operational and financial goals. We set performance goals that we believe are reasonable in light of our past performance and market conditions. At the end of each year, we review the performance of every employee as part of an annual performance review that involves several levels of management oversight. The results of those performance reviews, in addition to our short- and long-term performance, become a major factor in determining what incentives each employee will receive.

A portion of the performance-based, variable compensation we provide is comprised of long-term incentives in the form of cash awards that are subject to non-payment if the organization does not achieve a minimum threshold rate of return. As such, executives are less likely to take unreasonable risks. Our performance-based incentives, assuming achievement of at least a minimum threshold rate of return, do provide payouts of some compensation at levels below full target achievement, in lieu of an “all or nothing” approach.

Additionally, we have a Chief Risk Officer who chairs a Risk Management Committee comprised of several members of management and a representative of the stockholder that is responsible for reviewing all policies and procedures which could encourage risktaking. In addition to our internal reporting structure, the Chief Risk Officer has a direct reporting relationship to the Predecessor Board and has the authority to review all aspects of our business to ensure that employees are not encouraged to take unnecessary or inappropriate risks.

Summary Compensation Table for Years Ended December 31, 2010

The table below summarizes the total compensation earned by or paid to our Named Executive Officers in fiscal year 2010.

Name and Title	Year	Salary ($)(1)	Bonus ($)(2)	All Other Compensation ($)(3)	Total ($)
David C. Glendon	2010	325,000	634,310	21,070	980,380
President and Chief Executive Officer

Gary A. Rinaldi	2010	325,000	634,310	21,070	980,380
Senior Vice President, Chief Operating Officer and Chief Financial Officer

Thomas F. Flaherty	2010	232,335	215,000	44,864	492,199
Vice President, Sales

Steven D. Scammon	2010	245,774	190,288	28,870	464,932
Vice President, Trading, Pricing and Customer Service

Joseph S. Smith	2010	218,066	185,000	20,100	423,166
Vice President and Chief Risk Officer

(1)	Amounts in this column reflect all compensation earned by the Named Executive Officers during the 2010 fiscal year as base salary. Prior to March 22, 2010, the base salaries for Messrs. Glendon, Rinaldi, Flaherty, Scammon and Smith were $325,000, $325,000, $227,094, $242,050, and $213,951, respectively. After March 22, 2010 the base salaries for Messrs. Glendon, Rinaldi, Flaherty, Scammon and Smith were as follows: $325,000, $325,000, $233,907, $246,891, and $219,300, respectively.
(2)	Amounts in this column reflect (i) the annual bonus awards granted for the 2010 fiscal year to Messrs. Glendon, Rinaldi, Flaherty, Scammon and Smith in the amounts of $284,310, $284,310, $115,000, $85,000, and $90,000, respectively; (ii) the first payment under the 2010 LTIP to Messrs. Glendon, Rinaldi, Flaherty, Scammon and Smith in the amounts of $100,000, $100,000, $30,000, $30,000, and $25,000, respectively; (iii) the second payment under the 2009 LTIP to Messrs. Glendon, Rinaldi, Flaherty, Scammon and Smith in the amounts of $250,000, $250,000, $70,000, $75,000, and $70,000, respectively and (iv) a $288 service award for Mr. Scammon. These amounts were paid in the first quarter of the 2011 fiscal year after our predecessor’s board of directors accepted our audited financial statements.
(3)	Amounts in this column reflect (i) a 401(k) plan matching contribution to Messrs. Glendon, Rinaldi, Flaherty, Scammon and Smith in the amounts of $8,820, $8,820, $8,364, $8,820, and $7,850, respectively; (ii) our contribution to the DC Plan for Messrs. Glendon, Rinaldi, Flaherty, Scammon and Smith in the amounts of $12,250, $12,250, $24,500, $12,250, and $12,250, respectively; (iii) use of a company car for Mr. Scammon, the value of which is estimated to be $7,800 and (iv) Mr. Flaherty’s car allowance in the amount of $12,000 for the 2010 year.

Although we typically make a contribution to the DC Plan equal to 5% of each Named Executive Officer’s base pay, we make a supplemental contribution of an additional 5% for Mr. Flaherty, and as such the amount of his DC Plan contribution is double that of the other Named Executive Officers. For more information, please read “—Other Benefits—Defined Benefit and Defined Contribution Plans.”

Pension Benefits

The following table summarizes the benefits that our Named Executive Officers have accrued under the DB Plan and the RRP.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During 2010 Fiscal Year ($)
David C. Glendon President and Chief Executive Officer	Axel Johnson Inc. Retirement Plan	—	—	—
	Axel Johnson Inc. Retirement Restoration Plan	—	—	—

Gary A. Rinaldi	Axel Johnson Inc. Retirement Plan	—	—	—
Senior Vice President, Chief Operating Officer and Chief Financial Officer
	Axel Johnson Inc. Retirement Restoration Plan	—	—	—

Thomas F. Flaherty	Axel Johnson Inc. Retirement Plan	20.42	$419,111	—
Vice President, Sales
	Axel Johnson Inc. Retirement Restoration Plan	20.42	$110,911	—

Steven D. Scammon	Axel Johnson Inc. Retirement Plan	3.00	$40,535	—
Vice President, Trading, Pricing and Customer Service
	Axel Johnson Inc. Retirement Restoration Plan	3.00	$11,562	—

Joseph S. Smith	Axel Johnson Inc. Retirement Plan	2.17	$37,227	—
Vice President and Chief Risk Officer
	Axel Johnson Inc. Retirement Restoration Plan	2.17	$2,043	—

(1)	Amounts in this column represent the number of years of credited service rounded to the nearest month and were frozen as of December 31, 2003.
(2)	Amounts in this column represent the present value of each Named Executive Officer’s accumulated benefit under the DB Plan and the RRP as of December 31, 2010.

The information in the table above relates to our Named Executive Officers’ participation in the DB Plan and the RRP. The DB Plan and RRP were available to employees of subsidiaries of Axel Johnson who were scheduled to work at least 1,000 per year. The DB Plan and the RRP were both discontinued as of December 31, 2003 and benefits were “frozen” as of that date with immediate vesting of all active participants in the plan at their then-accrued benefit level. We implemented the DC Plan on January 1, 2004 to replace the DB Plan.

The benefits paid under the RRP are determined by calculating the benefits payable from the DB Plan as if there were no legal limitations, and then subtracting the actual benefits payable from the DB Plan. The DB Plan benefit paid to participants is based on a formula using the employee’s final average compensation, credited service, and social security covered compensation, each of which is calculated on the earlier of December 31, 2003 or the date of retirement or termination. The annual accrued benefit under the DB Plan is calculated as follows:

1.1% of final average compensation	x	Credited service (up to 40 years, rounded to the nearest month)	+	0.4% of final average compensation in excess of social security covered compensation	x	Credited service (up to 35 years)

A participant’s “final average compensation” is calculated by taking the average of a participant’s highest pensionable earnings in any 60-consecutive-month period before the earlier of December 31, 2003, termination, or retirement. “Pensionable earnings” include regular wages or salary, overtime, shift differentials, short-term incentive payment, and commissions. Employees generally received one year of “credited service” for each calendar year in which the employee performed 1,000 hours or more of service. “Social security wage covered compensation” is typically the average of the social security wage bases for the 35-year period ending with the last day of the calendar year in which a participant is eligible for unreduced social security retirement benefits. However, because each participant’s benefit had to be calculated as of December 31, 2003 when the DB Plan was frozen, the calculation was based on the social security covered compensation in effect in the earlier of 2003 or the year the participant terminated employment. If the calculation date was prior to social security retirement age, the social security covered compensation is calculated assuming the wage base for all future years is equal to the then-current year’s wage base.

The normal retirement age is 65 years old. A participant may qualify for early retirement if, when the participant leaves the company, that participant is at least 55 years old and has at least ten years of total credited service. A participant can receive full DB Plan benefits as early as the participant’s 62nd birthday. If a participant elects to receive a benefit prior to age 62, the benefit would be reduced by 5/12% for each month (5% per year) that the benefit starts before age 62. If a participant ceases to be employed by us prior to age 55 or prior to accumulating ten years of credited service, the participant may elect to receive the deferred vested benefit beginning as early as age 55. However, if the participant elects to receive the benefit before the normal retirement date, such benefit will be reduced by  1/2% for each month (6% per year) that payment of the benefit starts before the normal retirement date.

Payment methods are determined based on the participant’s marital status and/or election. The time and form of payment under the RRP is typically identical to the time and form of payment under the DB Plan.

Potential Payments Upon Termination or a Change in Control

The Named Executive Officers did not have agreements with us that contained severance provisions or change in control payment provisions during the 2010 Fiscal Year. However, we have a general practice of paying severance to certain of our employees in the event they are terminated by us without cause and they agree to sign a release. A termination without “cause” has historically been determined on a case by case basis rather than by applying any one definition or a specific set of events to each employee. The severance historically provided to executives, such as the Named Executive Officers, serving at the Vice President level and above consists of the following: (i) 12 months of severance, (ii) 6 months of outplacement support and (iii) health and dental insurance for 12 months at the same cost to the individual as they paid during their employment with us. The table below shows our best estimate as to the amounts that each of the Named Executive Officers would have received on December 31, 2010, if the Predecessor Board had determined that the individual’s employment was terminated without cause on that date. Information regarding payments the Named Executive Officers would receive on retirement can be found under “—Other Benefits—Defined Benefit and Defined Contribution Plans” as well as the Pension Benefit Table and associated narrative disclosure.

Name	Cash Severance	Outplacement Support (1)	Health and Dental (2)	Total Severance Benefits
David C. Glendon	$325,000	$6,000	$11,759	$342,759
President and Chief Executive Officer

Gary A. Rinaldi	325,000	6,000	8,070	339,070
Senior Vice President, Chief Operating Officer and Chief Financial Officer

Thomas F. Flaherty	233,907	6,000	11,759	251,666
Vice President, Sales

Steven D. Scammon	246,891	6,000	11,759	264,650
Vice President, Trading, Pricing and Customer Service

Joseph S. Smith	219,300	6,000	11,759	237,059
Vice President and Chief Risk Officer

(1)	Amounts in this column reflect the estimated cost to us of providing outplacement services to the Named Executive Officers over a six-month period; however, such services would be provided by an outside vendor and could vary based on the individual needs of each executive.
(2)	Amounts in this column reflect the value of continued health and dental benefits based on the value of these benefits received by each individual as of December 31, 2010.

Director Compensation

During the year ended December 31, 2010, our predecessor did not pay any fees to its directors, nor did it reimburse Axel Johnson for any fees paid to members of the Axel Johnson Board of Directors.

SELLING UNITHOLDER AND SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units following this offering by:

•	each person known by us to be a beneficial owner of more than 5% of our outstanding units, including Sprague Holdings, the selling unitholder in the offering;

•	each of the directors of our general partner’s board of directors;

•	each of the named executive officers of our general partner; and

•	all of the directors and executive officers of our general partner as a group.

The amounts shown in the table assume no exercise of the underwriters’ option to purchase additional common units.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

We are selling              common units and Sprague Holdings is selling              common units in this offering. Sprague Holdings will own all of our subordinated units immediately following this offering. Sprague Holdings may be deemed under federal securities laws to be an underwriter with respect to the common units offered hereby.

Name of Beneficial Owner(1)	Common Units Beneficially Owned Before the Offering	Percentage of Common Units Beneficially Owned Before the Offering		Common Units Beneficially Owned After the Offering	Percentage of Common Units Beneficially Owned After the Offering		Subordinated Units Beneficially Owned Before and After the Offering	Percentage of Subordinated Units Beneficially Owned Before and After the Offering	Percentage of Common and Subordinated Units Beneficially Owned After the Offering
Sprague Holdings(2)(3)(4)			%			%		100.0%		%
Axel Johnson(3)(4)(5)
Lexa International Corporation(3)(4)(6)
Antonia Ax:son Johnson(3)(4)(7)
David C. Glendon	—	—		—	—		—	—	—
Ben J. Hennelly	—	—		—	—		—	—	—
Michael D. Milligan	—	—		—	—		—	—	—
Gary A. Rinaldi	—	—		—	—		—	—	—
Thomas E. Flaherty	—	—		—	—		—	—	—
Steven D. Scammon	—	—		—	—		—	—	—
Joseph S. Smith	—	—		—	—		—	—	—
All executive officers and directors of our general partner as a group (seven persons)	—	—		—	—		—	—	—

(1)	As of the date of this prospectus, there are no arrangements for any listed beneficial owner to acquire, within 60 days, any common units from options, warrants, rights, conversion privileges or similar instruments.
(2)	The address for this entity is Two International Drive, Suite 200, Portsmouth, NH 03801.
(3)	Common units and subordinated units shown as beneficially owned by Axel Johnson, Lexa International Corporation and Antonia Ax:son Johnson reflect common units and subordinated units owned of record by Sprague Holdings. Sprague Holdings is a wholly-owned subsidiary of Axel Johnson and, as such, Axel Johnson may be deemed to share beneficial ownership of the units beneficially owned by Sprague Holdings, but disclaims such beneficial ownership. Axel Johnson is a wholly-owned subsidiary of Lexa International Corporation and, as such, Lexa International Corporation may be deemed to share beneficial ownership of the units beneficially owned by Sprague Holdings, but disclaims such beneficial ownership. Lexa International Corporation is controlled by Antonia Ax:son Johnson and, as such, Antonia Ax:son Johnson may be deemed to share beneficial ownership of the units beneficially owned by Sprague Holdings, but disclaims such beneficial ownership.

(4)	Assuming the underwriters’ option to purchase additional common units is exercised in full, the amounts shown in the table above would remain unchanged other than with respect to the number of common units beneficially owned after the offering, the percentage of common units beneficially owned after the offering and the percentage of common and subordinated units beneficially owned after the offering, which would be common units, % and %, respectively.
(5)	The address for this entity is 155 Spring Street, 6th Floor, New York, NY 10012.
(6)	The address for this entity is 2410 Old Ivy Road, Suite 300, Charlottesville, VA 22903.
(7)	The address for this person is c/o Axel Johnson AB, Villagatan 6, P.O. Box 26008, SE-100 41 Stockholm, Sweden.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After the closing of this offering, Axel Johnson, through its ownership of Sprague Holdings, will indirectly own              common units and              subordinated units, representing a     % limited partner interest in us, and the incentive distribution rights. In addition, Axel Johnson will indirectly own a 100% membership interest in our general partner, which will own a 1.0% general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments made or to be made by us to our general partner and its affiliates in connection with our formation and ongoing operation and distributions and payments that would be made by us if we were to liquidate in accordance with the terms of our partnership agreement. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration given to Sprague Holdings and its affiliates for the contributions of assets and liabilities to us	• common units;

• subordinated units;

• 1.0% general partner interest;

• incentive distribution rights; and

• S	prague Holdings’ right to receive a distribution equal to the net proceeds from the issuance and sale of common units pursuant to any exercise of the underwriters’ option to purchase additional common units as well as the right to receive any common units subject to such option which are not purchased by the underwriters upon the expiration of the option period.

Operational Stage

Distributions of cash to our general partner and its affiliates	We will generally make cash distributions of 99.0% to common and subordinated unitholders, including affiliates of our general partner as the holders of an aggregate of common units (assuming no exercise of the underwriters’ option to purchase additional common units) and all of the subordinated units, and the remaining 1.0% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, the holders of our incentive distribution rights will be entitled to increasing percentages of the distributions, up to 49.0% of the distributions above the highest target level.

Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $ million on the 1.0% general partner interest and $ million on their common units and subordinated units.

If Sprague Holdings elects to reset the target distribution levels, it will be entitled to receive common units and our general partner will be entitled to maintain its then-current general partner interest. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Sprague Holdings’ Right to Reset Incentive Distribution Levels.”

Payments to our general partner and its affiliates	Our general partner will not receive any management fee or other compensation for its management of us, except as set forth in the services agreement that we will enter into in connection with the closing of this offering. Under the terms of the partnership agreement, our general partner and its affiliates will be reimbursed for all expenses incurred on our behalf.

Pursuant to the terms of the services agreement, our general partner will agree to provide certain general and administrative services and operational services to us, and we will agree to reimburse our general partner and its affiliates for all costs and expenses incurred in connection with providing such services to us, including salary, bonus, incentive compensation, insurance premiums and other amounts allocable to the employees and directors of our general partner or its affiliates that perform services on our behalf, other than those services provided to our corporate subsidiary, Sprague Energy Solutions Inc. Pursuant to the terms of the services agreement, our general partner will agree to provide the same general and administrative services to Sprague Energy Solutions Inc., which will also agree to reimburse our general partner and its affiliates for all costs and expenses incurred in connection with providing such services. Neither our partnership agreement nor the services agreement limit the amount that may be reimbursed or paid by us or Sprague Energy Solutions Inc. to our general partner or its affiliates. We project that the aggregate amount of reimbursements and fees to be paid to our general partner (including approximately $2.5 million of annual incremental selling, general and administrative expense that we expect to incur as a result of being a publicly traded partnership) will be approximately $79.1 million for the twelve months ending September 30, 2012.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, the general partner interest and its affiliates’ incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. See “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, our partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We have entered into or will enter into various agreements that will affect our formation transactions, including the transfer of assets to, and the assumption of liabilities by, us and our subsidiaries. These agreements are not and will not be the result of arm’s-length negotiations and the terms of these agreements are not necessarily at least as favorable to the parties to these agreements as the terms which could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with our formation transactions, including the expenses associated with transferring assets to our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with Axel Johnson, Sprague Holdings and our general partner that will address the agreement of Axel Johnson to offer to us and to cause its controlled affiliates to offer to us opportunities to acquire certain businesses and assets and the obligation of Sprague Holdings to indemnify us for certain liabilities. This agreement is not the result of arm’s-length negotiations and may not have been effected on terms at least as favorable to the parties to this agreement as could have been obtained from unaffiliated third parties.

Right of First Refusal

Under the terms of the omnibus agreement, Axel Johnson will agree, and will cause its controlled affiliates to agree, for so long as Axel Johnson or its controlled affiliates, individually or as part of a group, control our general partner, that if Axel Johnson or any of its controlled affiliates has the opportunity to acquire a controlling interest in any assets or any business having assets that are primarily engaged in the businesses in which we are engaged as of the closing of this offering and that operate primarily in the United States or Quebec, Ontario or the Maritimes, Canada, then Axel Johnson or its controlled affiliates will offer such acquisition opportunity to us and give us a reasonable opportunity to acquire such assets or business either before Axel Johnson or its controlled affiliates acquire it or promptly after the consummation of such acquisition by Axel Johnson or its controlled affiliates, at a price equal to the purchase price paid or to be paid by Axel Johnson or its controlled affiliates plus any related transactions costs and expenses incurred by Axel Johnson or its controlled affiliates. Our decision to acquire or not acquire any such assets or businesses will require the approval of the conflicts committee of the board of directors of our general partner. Any assets or businesses that we do not acquire pursuant to the right of first refusal may be acquired and operated by Axel Johnson or its controlled affiliates.

This right of first refusal will not apply to:

•

Any acquisition of any additional interests in any assets or businesses owned by Axel Johnson or its controlled affiliates at the time of this offering but not contributed to us in connection with this offering, including any replacements and natural extensions thereof and Kildair (including the remaining ownership interest in Kildair that Axel Johnson and its affiliates do not own as of the closing of this offering and any replacements and natural extensions thereof);

•

Any investment in or acquisition of any assets or businesses primarily engaged in the businesses in which we are engaged as of the closing of this offering and that do not operate primarily in the United States or Quebec, Ontario or the Maritimes, Canada;

•	Any investment in or acquisition of a minority non-controlling interest in any assets or businesses primarily engaged in the businesses described above; or

•

Any investment in or acquisition of any assets or businesses that Axel Johnson or its controlled affiliates, at the time of this offering, are actively seeking to invest in or acquire, or have the right to invest in or acquire.

Right of Negotiation

Under the terms of the omnibus agreement, Axel Johnson will agree and will cause its controlled affiliates to agree, for so long as Axel Johnson or its controlled affiliates, individually or as part of a group, control our general partner, that if Axel Johnson or any of its controlled affiliates decide to attempt to sell (other than to another controlled affiliate of Axel Johnson) any assets or businesses that are primarily engaged in the businesses in which we are engaged as of the closing of this offering and that operate primarily in the United States or Quebec, Ontario or the Maritimes, Canada (including its equity interests in Kildair), Axel Johnson or its controlled affiliate will notify us of its desire to sell such assets or businesses and, prior to selling such assets or businesses to a third party, will negotiate with us exclusively and in good faith for a period of 60 days in order to give us an opportunity to enter into definitive documentation for the purchase and sale of such assets or businesses on terms that are mutually acceptable to Axel Johnson or its controlled affiliate and us. If we and Axel Johnson or its controlled affiliate have not entered into a letter of intent or a definitive purchase and sale agreement with respect to such assets or businesses within such 60 days, Axel Johnson or its controlled affiliate will have the right to sell such assets or businesses to a third party following the expiration of such 60 days on any terms that are acceptable to Axel Johnson or its controlled affiliate and such third party. Our decision to acquire or not to acquire assets or businesses pursuant to this right will require the approval of the conflicts committee of the board of directors of our general partner. The omnibus agreement will prohibit a transfer that is not a sale, unless the transfer is bound to right of negotiation.

Indemnification

Under the omnibus agreement, Sprague Holdings will indemnify us for losses attributable to a failure to own any of the equity interests contributed to us in connection with the formation transactions and income taxes attributable to pre-closing operations and the formation transactions.

Services Agreement

Upon the closing of this offering, we, Sprague Holdings and Sprague Energy Solutions Inc. will enter into a services agreement with our general partner pursuant to which our general partner will agree to provide certain general and administrative services and operational services to us and our subsidiaries, including Sprague Energy Solutions Inc. Pursuant to the terms of the services agreement, we will agree to reimburse our general partner and its affiliates, within 10 days following the end of each calendar quarter, for all costs and expenses incurred in connection with providing such services to us, including salary, bonus, incentive compensation, insurance premiums and other amounts allocable to the employees and directors of our general partner or its affiliates that perform services on our behalf, other than those services provided to our corporate subsidiary, Sprague Energy Solutions Inc. Pursuant to the terms of the services agreement, our general partner will agree to provide the same services to Sprague Energy Solutions Inc., which will also agree to reimburse our general partner and its affiliates for all costs and expenses incurred in connection with providing such services.

The services agreement does not limit the amount that may be reimbursed or paid by us or Sprague Energy Solutions Inc. to our general partner or its affiliates. We project that the aggregate amount of reimbursements and fees to be paid to our general partner (including approximately $2.5 million of annual incremental selling, general and administrative expense that we expect to incur as a result of being a publicly traded partnership) will be $79.1 million for the twelve months ending September 30, 2012.

The initial term of the services agreement will be five years, beginning on the date of the closing of this offering. The agreement will automatically renew at the end of the initial term for successive one-year terms until terminated by either us or Sprague Energy Solutions Inc. by giving 180 days prior written notice to our general partner. The agreement will automatically terminate on the date on which either Sprague Resources GP LLC ceases to be our general partner or, with respect to Sprague Energy Solutions Inc., on the date it ceases to be our wholly-owned subsidiary.

The services agreement is not the result of arm’s-length negotiations and may not have been effected on terms at least as favorable to the parties to the agreement as could have been obtained from unaffiliated third parties.

Transportation Services from Sprague Energy Solutions Inc.

From time to time, Sprague Energy Solutions Inc., a wholly owned subsidiary of Sprague Operating Resources LLC, may provide to us and our other operating subsidiaries certain transportation services in the ordinary course of business using Sprague Energy Solutions Inc.’s trucking fleet. We expect that Sprague Energy Solutions Inc. will provide these services to us in arm’s-length transactions.

Contribution Agreement

Immediately prior to the closing of this offering, we will enter into a contribution, conveyance and assignment agreement, which we refer to as our contribution agreement, with Axel Johnson, Sprague Holdings, our predecessor and our general partner under which, among other things, Axel Johnson will contribute to us all of the equity interests in our predecessor, the owner of all of our initial assets. Immediately prior to such contribution, our predecessor will distribute to Sprague Holdings certain assets that will not be part of our initial assets, including:

•	$ million of accounts receivable;

•	our predecessor’s 50% equity interest in Kildair; and

•	the terminal assets and liabilities associated with our predecessor’s terminals located in New Bedford, Massachusetts; Portsmouth, New Hampshire; and Bucksport, Maine.

Once contributed, our predecessor will be converted into a Delaware limited liability company and renamed as Sprague Operating Resources LLC.

Additionally, pursuant to the contribution agreement, we will grant Sprague Holdings the right to receive the net proceeds from any exercise of the underwriters’ option to purchase additional common units as well as the right to receive any common units subject to such option which are not purchased by the underwriters upon the expiration of the option period.

New Bedford Terminal Operating Agreement

In connection with the closing of this offering, we will enter into an exclusive terminal operating agreement with Sprague Massachusetts Properties LLC, which will be a wholly-owned subsidiary of Sprague Holdings and the owner of the New Bedford terminal upon the closing of this offering, with respect to the terminal in New Bedford, Massachusetts. Pursuant to the terminal operating agreement, we will be granted the exclusive use and operation of, and will retain title to all of the refined products stored at, the New Bedford terminal in exchange for a monthly fee of $15,200, subject to adjustment for changes in the Consumer Price Index for the Northeast region. This agreement is not the result of arm’s-length negotiations and may not have been effected on terms at least as favorable to the parties to this agreement as could have been obtained from unaffiliated third parties.

The initial term of the terminal operating agreement will expire on December 31, 2016. Thereafter, the agreement will automatically renew annually unless it is terminated by either party giving 90 days’ prior written notice. The terminal operating agreement will automatically terminate in the event that the New Bedford terminal is sold to a third party. The New Bedford terminal is subject to a purchase and sale agreement pursuant to which a third party may acquire the terminal from Sprague Massachusetts Properties LLC. The acquisition is subject to certain conditions that are beyond the control of Sprague Massachusetts Properties LLC. Subject to those conditions, the acquisition may be consummated on or before January 5, 2013, unless extended, at the option of the buyer, to a date on or before January 5, 2016. In the event that such sale is consummated, our operating lease with Sprague Massachusetts Properties LLC will automatically terminate. We will not receive any proceeds from a sale of the New Bedford terminal. We have been advised by Sprague Massachusetts Properties LLC that it does not believe that the sale will be consummated prior to September 30, 2012.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a code of business conduct and ethics immediately following the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will periodically review all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediately family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The code of business conduct and ethics described above will be adopted immediately following the closing of this offering, and as a result the transactions described above will not be reviewed under such policy.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including Axel Johnson and Sprague Holdings), on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to our unitholders. Our partnership agreement contains provisions that specifically define our general partner’s fiduciary duties to the unitholders. Our partnership agreement also specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership.

Under our partnership agreement, whenever a conflict arises between our general partner or any of its affiliates, on the one hand, and us or any unaffiliated limited partners, on the other, our general partner will resolve that conflict. Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board. An independent third party is not required to evaluate the fairness of the resolution.

Whenever a potential conflict of interest exists or arises between our general partner or any of its affiliates, on the one hand, and us or any of our limited partners, on the other, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	Approved by the conflicts committee of our general partner’s board of directors, although our general partner is not obligated to seek such approval;

•	Approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	On terms no less favorable to us than those generally being provided to or available from unaffiliated third parties; or

•	Fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to believe that he is acting in the best interests of the partnership. See “Management—Management of Sprague Resources LP—Conflicts Committee” for information about the conflicts committee of our general partner’ board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	Amount and timing of asset purchases and sales;

•	Cash expenditures;

•	Borrowings;

•	Issuance of additional units; and

•	The creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	Enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	Hastening the expiration of the subordination period.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $             million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on subordinated units and incentive distribution rights held by its affiliates. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. See “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company or its operating subsidiaries.

Neither our partnership agreement nor any other agreement requires Axel Johnson to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Axel Johnson’s directors and officers have a fiduciary duty to make decisions in the best interests of the owners of Axel Johnson, which may be contrary to our interests.

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including Axel Johnson, they have fiduciary duties to Axel Johnson that may cause them to pursue business strategies that disproportionately benefit Axel Johnson or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Axel Johnson, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that permissibly reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation.

Our partnership agreement limits the liability of, and reduces the fiduciary duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

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Provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was in our best interests;

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Generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by our general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us;

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Provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct; and

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Provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. See “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our general partner’s officers or employees may devote a portion of their time to the business and activities of the affiliates of our general partner.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest but to which the officers and employees of our general partner and certain of our operating subsidiaries may devote a portion of their time pursuant to our services agreement. Although we believe that these persons will devote substantially all of their time to the operation of our business, there could be material competition for the time and effort of the officers and employees who provide services to our general partner.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing our business and operations, including costs incurred in rendering staffing and support services to us and to our wholly-owned subsidiary, Sprague Energy Solutions Inc. Pursuant to the terms of our partnership agreement and the services agreement, our general partner will be required to provide certain services to us, including to Sprague Energy Solutions Inc., and we and Sprague Energy Solutions Inc. will be required to reimburse our general partner and its affiliates for all costs and expenses incurred on our or its behalf, as the case may be, for providing such services. Please read “Certain Relationships and Related Party Transactions—Services Agreement.” Our partnership agreement and the services agreement do not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement and the services agreement allow our general partner to determine, in good faith, the expenses that are allocable to us and to Sprague Energy Solutions Inc. See “Management—Reimbursement of Expenses of Our General Partner.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	On terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“Fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner will determine, in good faith, the terms of any of these transactions.

Our general partner and its affiliates have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought the approval of the conflicts committee of the board of directors of our general partner, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

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The making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the company, and the incurring of any other obligations;

•	The making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	The acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	The negotiation, execution and performance of any contracts, conveyances or other instruments;

•	The distribution of cash;

•	The selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	The maintenance of insurance for our benefit and the benefit of our unitholders;

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The formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited partnerships, joint ventures, corporations, limited liability companies or other relationships;

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The control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	The indemnification of any person against liabilities and contingencies to the extent permitted by law;

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The purchase, sale or other acquisition or disposition of our partnership interests, or the issuance of additional options, rights, warrants and appreciation rights relating to our partnership interests; and

•	The entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

See “The Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s limited call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. See “The Partnership Agreement—Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business other than those incidental to its ownership of interests in us. However, except as provided in the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Axel Johnson, or its affiliates, may acquire, construct or dispose of assets in the future without any obligation to offer us the opportunity to acquire those assets. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner and its affiliates. As a result, neither our general partner nor any of its affiliates have any obligation to present business opportunities to us.

Sprague Holdings may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of our incentive distribution rights (initially Sprague Holdings) have the right, at any time when there are no subordinated units outstanding and they have received incentive distributions at the highest level to which they are entitled (49.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that Sprague Holdings would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. However, Sprague Holdings may transfer the incentive distribution rights at any time. It is possible that Sprague Holdings or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for them to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then-current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights” and “—Sprague Holdings’ Right to Reset Incentive Distribution Levels.”

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner and our general partner as well as to our public unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards benefit our general partner by enabling it to take into consideration all parties involved in the proposed action. These modifications also strengthen the ability of our general partner to attract and retain experienced and capable directors. These modifications represent a detriment to our public unitholders because they restrict the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests. The following is a summary of:

•	The fiduciary duties imposed on our general partner by the Delaware Act;

•	Material modifications of these duties contained in our partnership agreement; and

•	Certain rights and remedies of unitholders contained in the Delaware Act.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	On terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“Fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or our common unitholders, excluding any common units owned by our general partner or its affiliates, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner’s officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was unlawful.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partner.

The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement.

All conflicts of interest disclosed in this prospectus (including our agreements and other arrangements with Axel Johnson) have been approved by all of our partners under the terms of our partnership agreement. In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. See “Description of the Common Units—Transfer of Common Units.” This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign our partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers and directors, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner, or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner or these other persons could be indemnified for their negligent or grossly negligent acts if they meet the requirements set forth above. Any provision that includes indemnification for liabilities arising under the Securities Act is, according to the SEC, contrary to public policy and therefore unenforceable.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to unitholders under our partnership agreement. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, see this section and “Provisions of Our Partnership Agreement Relating to Cash Distributions.” For a description of other rights and privileges of unitholders under our partnership agreement, including voting rights, see “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

•	Surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	Special charges for services requested by a common unitholder; and

•	Other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign by notice to us or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	Represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	Automatically becomes bound by the terms and conditions of our partnership agreement; and

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Gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	With regard to distributions of cash, see “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	With regard to the fiduciary duties of our general partner, see “Conflicts of Interest and Fiduciary Duties”;

•	With regard to the transfer of common units, see “Description of the Common Units—Transfer of Common Units”; and

•	With regard to allocations of taxable income and taxable loss for U.S. federal income tax purposes, see “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

We were organized on June 23, 2011 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that without the approval of unitholders holding at least 90% of the outstanding units (including units held by our general partner and its affiliates) voting as a single class, our general partner may not cause us to take any action that it determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than those related to the businesses we currently conduct, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

For a discussion of our general partner’s right to contribute capital to maintain its 1.0% general partner interest if we issue additional units, see “—Issuance of Additional Partnership Interests.”

Votes Required For Certain Matters

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

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During the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	After the subordination period, the approval of a majority of the common units.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances. See “—Voting Rights of Incentive Distribution Rights.”

Issuance of additional units	No approval right.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. See “—Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. See “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. See “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2021 in a manner that would cause a dissolution of our partnership. See “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding common and subordinated units, voting as a single class, including units held by our general partner and its affiliates. See “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2021. See “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right.

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. See “—Transfer of Ownership Interests in Our General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

Arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among unitholders or of limited partners to us, or the rights or powers of, or restrictions on, the unitholders or the partnership);

•	Brought in a derivative manner on our behalf;

•	Asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	Asserting a claim arising pursuant to any provision of the Delaware Act; or

•	Asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, you are irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that such limited partner otherwise acts in conformity with the provisions of the partnership agreement, such limited partner’s liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital such limited partner is obligated to contribute to us for such limited partner’s common units plus such limited partner’s share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	To remove or replace our general partner;

•	To approve some amendments to our partnership agreement; or

•	To take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Act provides that a partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Our subsidiaries conduct business in 24 states and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. We have attempted to limit our liability for the obligations of our operating subsidiaries by structuring them as limited liability companies, limited partnerships or, in the case of Sprague Energy Solutions Inc., a corporation.

Limitations on the liability of members or partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our equity interests in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited liability company, partnership or similar statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests that may effectively rank senior to the common units.

Upon issuance of additional partnership interests (other than the issuance of common units upon the exercise by the underwriters of their option to purchase additional common units, the issuance of common units to Sprague Holdings upon the expiration of the underwriters’ option to purchase additional common units, the issuance of common units upon conversion of the subordinated units or the issuance of common units upon a reset of incentive distribution rights), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 1.0% general partner interest in us. Our general partner’s 1.0% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 1.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	Enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

Enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately     % of the outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	A change in our name, the location of our principal place of business, our registered agent or our registered office;

•	The admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

A change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•

An amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

An amendment that our general partner determines to be necessary or appropriate for the creation, authorization or issuance of additional partnership interests or rights to acquire partnership interests, including any amendment that the board of directors of our general partner determines is necessary or appropriate in connection with:

•

The adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our incentive distribution rights as described under “Provisions of Our Partnership Agreement Relating to Cash Distributions—Sprague Holdings’ Right to Reset Incentive Distribution Levels;” or

•	The implementation of the provisions relating to the right to reset the incentive distribution rights in exchange for common units;

•	Any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	An amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

Any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	A change in our fiscal year or taxable year and related changes;

•

Mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•	Any other amendments substantially similar to any of the matters described above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	Do not adversely affect in any material respect the limited partners considered as a whole or any particular class of limited partners;

•

Are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

Are necessary or appropriate to facilitate the trading of partnership interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which partnership interests are or will be listed for trading;

•	Are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	Are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for U.S. federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our limited partners.

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of the partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

Our partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to our partnership agreement (other than an amendment that our general partner could adopt without the consent of the partners), each of our units will be an identical unit of our partnership following the transaction, and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	The election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	There being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	The entry of a decree of judicial dissolution of our partnership; or

•

The withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	The action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

Neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2021, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2021, our general partner may withdraw as our general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the other partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest without the approval of the unitholders. See “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, Axel Johnson, through its ownership of Sprague Holdings, which is the owner of our general partner, will indirectly own approximately    % of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

All subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of our general partner, will immediately convert into common units on a one-for-one basis; and

•

If all subordinated units convert as described in the immediately preceding bullet point, the subordination period will expire and any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner (or selected by the experts they select) will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all of its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest to:

•	An affiliate of our general partner (other than an individual); or

•

Another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity;

our general partner may not transfer all or any part of its general partner interest to another person prior to September 30, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of any transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, Sprague Holdings may sell or transfer all or part of its ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

At any time, Sprague Holdings may sell or transfer the subordinated units and incentive distribution rights to an affiliate or a third party without the approval of our unitholders. By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	Represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	Automatically becomes bound by the terms and conditions of our partnership agreement; and

•

Gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units or incentive distribution rights are securities and any transfers thereof are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. See “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner.

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. See “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding partnership interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the partnership interests of that class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of such an acquisition will be the greater of:

•

The highest price paid by our general partner or any of its affiliates for any partnership interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership interests; and

•

The average of the daily closing prices of the partnership interests of the class purchased over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed.

As a result of our general partner’s right to purchase common units, a holder of common units may have his units purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The U.S. federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

We do not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional partnership interests having special voting rights could be issued. See “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner in its sole discretion, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote with respect to such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	Obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•

Permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by our general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our current or future subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	Obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

Permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by the general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Indemnification

Under our partnership agreement we will indemnify the following persons, in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	Our general partner;

•	Any departing general partner;

•	Any person who is or was an affiliate of our general partner or any departing general partner;

•	Any person who is or was a director, officer, fiduciary, trustee, manager or managing member of us or any of our subsidiaries, our general partner or any departing general partner;

•

Any person who is or was serving as a director, officer, fiduciary, trustee, manager or managing member of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing manager;

•	Any person who controls our general partner; or

•	Any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our general partner will not receive any management fee or other compensation for its management of us, except as set forth in the services agreement that we will enter into in connection with the closing of this offering. Under the terms of the partnership agreement, our general partner and its affiliates will be reimbursed for all expenses incurred on our behalf for managing and controlling our business and operations. Please read “Certain Relationships and Related Party Transactions—Services Agreement” for a discussion of the services agreement.

Neither our partnership agreement nor the services agreement limit the amount that may be reimbursed or paid by us or Sprague Energy Solutions Inc. to our general partner or its affiliates. We believe that the aggregate amount of reimbursements and fees to be paid to our general partner (including approximately $2.5 million of annual incremental selling, general and administrative expense that we expect to incur as a result of being a publicly traded partnership) will be approximately $79.1 million for the twelve months ending September 30, 2012. Please read “Certain Relationships and Related Party Transactions—Services Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder of a unit with information reasonably required for U.S. federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his U.S. federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	A current list of the name and last known address of each record holder;

•	Copies of our partnership agreement, our certificate of limited partnership, related amendments and any powers of attorney under which they have been executed;

•	Information regarding the status of our business and financial condition; and

•	Any other information regarding our affairs as our general partner determines is just and reasonable.

Our general partner may, and intends to, keep confidential from the other partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements of the Securities Act is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts. Please read “Units Eligible for Future Sale—Our Partnership Agreement and Registration Rights.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby and assuming that the underwriters do not exercise their option to purchase additional units, Sprague Holdings, a wholly-owned subsidiary of Axel Johnson, will hold an aggregate of             common units and             subordinated units. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by our affiliates to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	The average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule  144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of partnership interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Our general partner and its affiliates also may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

Lock-Up Agreements

We, Sprague Holdings, our general partner, and the directors and executive officers of our general partner, have agreed with the underwriters not to sell or offer to sell any common units for a period of 180 days from the date of this prospectus. Please read “Underwriting—Lock-Up Agreements” for a description of these lock-up provisions.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under our 2011 Equity Long Term Incentive Compensation Plan. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders. To the extent this section discusses federal income taxes, that discussion is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to herein as the Code, existing and proposed U.S. Treasury regulations thereunder, or the Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to the partnership and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currencies are the U.S. dollar and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, entities treated as partnerships for federal income tax purposes, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, because each unitholder may have unique circumstances beyond the scope of the discussion herein, we encourage each unitholder to consult such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences that are particular to that unitholder resulting from ownership or disposition of its units.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely affect the market for our units and the prices at which such units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which might be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for federal income tax purposes and, therefore, generally will not be liable for federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, pursuant to an exception (the “Qualifying Income Exception”), if 90%

or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes. Qualifying income includes (i) income and gains derived from the refining, transportation, storage, processing and marketing of crude oil, natural gas and products thereof, (ii) interest (other than from a financial business), (iii) dividends, (iv) gains from the sale of real property and (v) gains from the sale or other disposition of capital assets held for the production of qualifying income. We estimate that less than    % of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes and our non-corporate subsidiaries will be treated as partnerships or will be disregarded as entities separate from us for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a)	Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b)	For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to our unitholders in liquidation of their units. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Accordingly, our taxation as a corporation would materially reduce our cash distributions to unitholders and thus would likely substantially reduce the value of our units. In addition, any distribution made to a unitholder would be treated as (i) taxable dividend income to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in our units, and thereafter (iii) taxable capital gain.

The remainder of this discussion assumes that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of short sales, please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under such circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, and aside from any taxes paid by our corporate operating subsidiary, we will not pay any federal income tax. Rather, each unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2014, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	The earnings from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•

We make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount it paid for those units plus its initial share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, any decreases in its share of our nonrecourse liabilities and its share of our expenditures that are neither deductible nor required to be capitalized.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease the unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

The deduction by a unitholder of its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder who is an individual, estate, trust or corporation (if more than 50% of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax exempt organization), the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment.

A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including deemed distributions as a result of a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at risk limitations, passive activity loss limitations generally limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of all of its units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	Interest on indebtedness properly allocable to property held for investment;

•	Interest expense attributed to portfolio income; and

•	The portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Such term generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to pay those taxes and treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the relevant unitholder’s identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and our unitholders in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated first among the general partner and our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and thereafter to our general partner. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made, gross income will be allocated to the recipients to the extent of such distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets, or Book-Tax Disparity, at the time such assets are contributed to us and at the time of any subsequent offering of our units. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, generally must have “substantial economic effect” as determined under Treasury Regulations. If an allocation does not have substantial economic effect, it will be reallocated to our unitholders on the basis of their interests in us, which will be determined by taking into account all the facts and circumstances, including:

•	Our partners’ relative contributions to us;

•	The interests of all of our partners in our profits and losses;

•	The interest of all of our partners in our cash flow; and

•	The rights of all of our partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will have substantial economic effect.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the unitholder, and (ii) any cash distributions received by the unitholder as to those units would be fully taxable, possibly as ordinary income.

Due to lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of our units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

If a unitholder is subject to federal alternative minimum tax, such tax will apply to such unitholder’s distributive share of any items of our income, gain, loss or deduction. The current alternative minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our units on their alternative minimum tax liability.

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 35% and 15%, respectively. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross, income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchased units under Section 743(b) of the Code to reflect the unit purchase price. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase. The Section 743(b) adjustment does not apply to a person who purchases units directly from us. However, the Section 743(b) adjustment will apply to a person who purchases units from Sprague Holdings in this offering. For purposes of this discussion, a unitholder’s basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets as to all unitholders (“common basis”) and (2) its Section 743(b) adjustment to that tax basis (which may be positive or negative).

Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Code, such as our storage assets, may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Code, must be amortized straight-line or using the 150% declining balance method. As a result, if we owned any assets subject to depreciation under Section 167 of the Code, the amortization rates could give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing units from other unitholders.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these or any other Treasury Regulations. Please read “—Uniformity of Units.” Consistent with this authority, we intend to treat properties depreciable under Section 167, if any, in the same manner as properties depreciable under Section 168 for this purpose. These positions are consistent with the methods employed by other publicly traded partnerships but are inconsistent with the existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach.

The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us prior to the offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, primarily depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, a unitholder may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	A short sale;

•	An offsetting notional principal contract; or

•	A futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, or the Allocation Date. However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of our units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have terminated our partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

Neither we, nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible, and such a contention could negatively affect the value of the units. The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to its returns.

Partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)	The name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)	A statement regarding whether the beneficial owner is:

(a)	A non-U.S. person;

(b)	A non-U.S. government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

(c)	A tax-exempt entity;

(3)	The amount and description of units held, acquired or transferred for the beneficial owner; and

(4)	Specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	For which there is, or was, “substantial authority;” or

(2)	As to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the relevant facts on their returns. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return, and possibly our unitholders’ tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	Accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties;”

•	For those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	In the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the unitholder is a resident. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of it.

INVESTMENT BY EMPLOYEE BENEFIT PLANS

An investment in our common units by an employee benefit plan is subject to certain additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, as well as the prohibited transaction restrictions imposed by Section 4975 of the Code, and may be subject to provisions under certain other laws or regulations that are similar to ERISA or the Code (collectively referred to as Similar Laws). As used herein, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing, and stock bonus plans, certain Keogh plans, certain simplified employee pension plans, and tax-deferred annuities or IRAs established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of an employee benefit plan that is subject to Title I of ERISA or Section 4975 of the Code, or an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in our common units, among other things, consideration should be given to:

•	Whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	Whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA and any other applicable Similar Laws;

•	Whether the investment is permitted under the terms of the applicable documents governing the plan;

•

Whether making the investment will comply with the delegation of control and prohibited transaction provisions under Section 406 of ERISA, Section 4975 of the Code and any other applicable Similar Laws (see the discussion under “Investment by Employee Benefit Plans—Prohibited Transaction Issues” below);

•

Whether in making the investment, that plan will be considered to hold as plan assets (1) only the investment in our units or (2) an undivided interest in our underlying assets (see the discussion under “Investment by Employee Benefit Plans—Plan Asset Issues” below); and

•

Whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return (please read “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of Unitholders—Tax-Exempt Organizations and Other Investors”).

The person with investment discretion with respect to the assets of an employee benefit plan should determine whether an investment in our common units is authorized by the appropriate governing plan instruments and whether such investment is otherwise a proper investment for the plan.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans, and certain IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions, referred to as prohibited transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan, unless an exemption is applicable. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code.

Plan Asset Issues

In addition to considering whether the purchase of our common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our common units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Under these regulations, an entity’s underlying assets generally would not be considered to be “plan assets” if, among other things:

(a)	The equity interests acquired by the employee benefit plan are “publicly offered securities;” i.e., the equity interests are part of a class of securities that are widely held by 100 or more investors independent of the issuer and each other, “freely transferable” (as defined in the regulations), and either part of a class of securities registered pursuant to certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

(b)	The entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

(c)	There is no significant investment by benefit plan investors, which is defined to mean that, immediately after the most recent acquisition by a plan of an equity interest in an entity, less than 25% of the total value of each class of equity interest, disregarding certain interests held by our general partner, its affiliates, and certain other persons, is held by employee benefit plans that are subject to part 4 of Title I of ERISA (which excludes governmental plans and non-electing church plans) and/or Section 4975 of the Code and IRAs.

With respect to an investment in our common units, we believe that our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirement in (c) above (although we do not monitor the level of benefit plan investors as required for compliance with (c)).

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Code and applicable Similar Laws is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed on persons involved in non-exempt prohibited transactions or other violations, plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences under ERISA, the Code and Similar Laws.

UNDERWRITING

Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as representatives of the underwriters and as joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us and Sprague Holdings the respective aggregate number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
J.P. Morgan Securities LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

The obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	The representations and warranties made by us and Sprague Holdings to the underwriters are true;

•	There is no material change in our business or the financial markets; and

•	We and Sprague Holdings deliver customary closing documents to the underwriters.

Sprague Holdings is selling all of the common units offered by it for its own account. Sprague Holdings may be deemed under federal securities laws to be an underwriter with respect to the common units it is offering hereby.

Underwriting Discounts and Expenses

The following table summarizes the per common unit and total public offering price, underwriting discounts, the structuring fee and proceeds to us and Sprague Holdings. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

Total
	Per Common Unit	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts to be paid by:
Us	$	$	$
Sprague Holdings	$	$	$
Structuring fee paid by:
Us	$	$	$
Sprague Holdings	$	$
Proceeds to us (before expenses)	$	$	$
Proceeds to Sprague Holdings	$	$	$

We and Sprague Holdings will pay a structuring fee equal to an aggregate of 0.75% of the gross proceeds from this offering to Barclays Capital Inc. for evaluation, analysis and structuring of this offering. The allocation of the structuring fee between us and Sprague Holdings will be based on the relative percentages of common units sold in this offering.

The representatives of the underwriters have advised us and Sprague Holdings that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

We estimate that the expenses of the offering will be $5.4 million (exclusive of underwriting discounts and the structuring fee). We will pay all of the offering expenses in connection with this offering.

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of              additional common units at the public offering price less underwriting discounts. This option may be exercised if the underwriters sell more than              common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Sprague Holdings at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding at the end of the 30-day option period or the amount of cash needed to pay the minimum quarterly distribution on all units.

Lock-Up Agreements

Subject to certain exceptions, we, Sprague Holdings, our subsidiaries, our general partner and its affiliates and the directors and executive officers of our general partner, have agreed that without the prior written consent of Barclays Capital Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	During the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•

Prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event unless such extension is waived in writing by Barclays Capital Inc.

Barclays Capital Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above, in whole or in part, at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. Barclays Capital Inc. has no present intent or arrangement to release any of the securities that would be subject to these lock-up agreements.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representatives, Sprague Holdings and us. In determining the initial public offering price of our common units, the representatives will consider:

•	The history and prospects for the industry in which we compete;

•	Our financial information;

•	The ability of our management and our business potential and earning prospects;

•	The prevailing securities markets at the time of this offering; and

•	The recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We and certain of our affiliates, including Sprague Holdings, have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we, Sprague Holdings, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We intend to apply to list our common units on the New York Stock Exchange under the symbol “SRLP.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the New York Stock Exchange distribution requirements for trading.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Stamp Taxes

If you purchase common units offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Conflicts of Interest

The underwriters and their affiliates have in the past and may in the future perform investment banking, commercial banking, derivative, advisory and other services for Axel Johnson, Sprague Holdings our general partner and us from time to time for which they have in the past and will in the future receive customary fees and expenses. In particular, affiliates of each of the underwriters will be lenders under our new credit agreement and, accordingly, will receive a portion of the proceeds from this offering. In addition an affiliate of J.P. Morgan Securities LLC is a lender under our existing credit agreement and may receive payments in connection with the amendment and restatement of our existing credit agreement.

FINRA

Because the Financial Industry Regulatory Authority, Inc., or FINRA, is expected to view the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

To fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, Sprague Holdings or the underwriters.

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or the CISA. Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in the United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000, or FSMA, that is not a “recognized collective investment scheme” for the purposes of FSMA, or CIS, and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) if we are a CIS and are marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended, or the CIS Promotion Order, or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order, or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Sprague Energy Corp. at December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 appearing in this prospectus and in the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Sprague Resources LP as of June 23, 2011 (date of inception) included in this prospectus and in the registration statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement on Form S-l, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site and can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

You should rely only on the information contained in this prospectus. We and Sprague Holdings have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and Sprague Holdings are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at www.spragueresources.com and will be activated following the closing of this offering. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout the prospectus could cause our actual results to differ materially from those contained in any forward-looking statement, and you are cautioned not to place undue reliance on any forward-looking statements.

Sprague Resources LP

Unaudited Pro Forma Consolidated Financial Statements

Introduction

The accompanying unaudited pro forma consolidated financial statements of Sprague Resources LP, a newly formed Delaware limited partnership (the “Partnership”), are derived from Sprague Energy Corp.’s (the “Predecessor”) audited historical consolidated financial statements for the year ended December 31, 2010 and the unaudited historical consolidated financial statements as of and for the three months ended March 31, 2011, and have been prepared to reflect the formation of the Partnership, the new revolving credit agreement, the initial public offering (the “Offering”) and use of proceeds from the Offering.

Immediately prior to the closing of the Offering, Axel Johnson Inc., the Predecessor’s Parent (the “Parent”), will contribute to Sprague Resources Holdings LLC (“Sprague Holdings”), a wholly owned subsidiary of the Parent, all of the ownership interests in the Predecessor, and Sprague Resources GP LLC, the general partner of the Partnership (the “General Partner”), will make a capital contribution to the Partnership. The Predecessor will be converted into a limited liability company, Sprague Operating Resources LLC, the Partnership’s operating company (“Sprague Operating”). The Predecessor will distribute to Sprague Holdings certain assets and liabilities that will not be a part of the initial assets and liabilities of the Partnership. Sprague Holdings will contribute to the Partnership all of the membership interests in Sprague Operating. The assets, liabilities and results of operations of the Predecessor for periods prior to their actual contribution to the Partnership are presented as the Predecessor.

The unaudited pro forma consolidated financial statements of the Partnership should be read together with the historical consolidated financial statements of the Predecessor included elsewhere in this prospectus. The unaudited pro forma consolidated financial statements of the Partnership were derived by making certain adjustments to the historical consolidated financial statements of the Predecessor for the year ended December 31, 2010 and the three months ended March 31, 2011. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those estimates and assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Predecessor on the dates indicated nor are they indicative of future results.

Sprague Resources LP

Unaudited Pro Forma Consolidated Balance Sheet

as of March 31, 2011

	Sprague Energy Corp. Historical	Pro Forma Adjustments		Sprague Resources LP Pro Forma
	(in thousands, except units)
Assets
Current assets:
Cash and cash equivalents	$2,063	$(1,642)	(b)	$421
		82,015	(d)
		(11,149)	(e)
		(70,866)	(f)
Accounts receivable, net	241,194	(70,866)	(b)	170,328
Inventories	317,547	—		317,547
Fair value of derivative assets	28,391	—		28,391
Deferred tax assets	12,036	(11,109)	(a)	927
Other current assets	28,882	—		28,882

Total current assets	630,113	(83,617)		546,496

Property, plant and equipment, net	101,447	(5,735)	(b)	95,712
Investment in foreign affiliate	53,895	(53,895)	(b)	—
Intangibles and other assets, net	10,430	3,913	(g)	14,343
Goodwill	38,407	(1,024)	(b)	37,383

Total assets	$834,292	$(140,358)		$693,934

Liabilities, stockholder’s and partners’ equity
Current liabilities:
Accounts payable	$115,749	$—		$115,749
Accrued liabilities	38,830	(2)	(b)	38,828
Fair value of derivative liabilities	44,373	—		44,373
Current portion of long-term debt	142,669	(70,866)	(f)	75,716
		3,913	(g)

Total current liabilities	341,621	(66,955)		274,666

Long-term debt	267,180	—		267,180
Other liabilities	20,710	(3,008)	(b)	17,702
Deferred tax liabilities	20,530	(19,052)	(a)	1,478

Total liabilities	650,041	(89,015)		561,026

Stockholder’s and partners’ equity:
Stockholder’s equity:
Common stock	10	(10)	(a)	—
Capital in excess of stated value	121,268	(121,268)	(a)	—
Accumulated other comprehensive loss, net of tax	(479)	(2,929)	(b)	—
		3,408	(a)
Retained earnings	63,452	(63,452)	(a)	—
Partners’ equity:
Common Unitholders ( common units)	—	192,673	(a)	93,538
		(127,223)	(b)
		(42,778)	(c)
		82,015	(d)
		(11,149)	(e)
Subordinated Unitholders ( subordinated units)	—	41,922	(c)	41,922
General Partner ( notional units)	—	856	(c)	856
Accumulated other comprehensive loss, net of tax	—	(3,408)	(a)	(3,408)

Total stockholder’s and partners’ equity	184,251	(51,343)		132,908

Total liabilities, stockholder’s and partners’ equity	$834,292	$(140,358)		$693,934

The accompanying notes are an integral part of these financial statements.

Sprague Resources LP

Unaudited Pro Forma Consolidated Statement of Income

for the Three Months Ended March 31, 2011

	Sprague Energy Corp. Historical	Pro Forma Adjustments			Sprague Resources LP Pro Forma
	(in thousands, except units and per unit amounts)
Net sales	$1,265,816	$—				$1,265,816
Cost of products sold	1,219,036	—				1,219,036

Gross margin	46,780	—				46,780

Operating costs and expenses:
Operating expenses	10,639	—				10,639
Selling, general and administrative	12,945	(1,174)	(j	)		11,771
Depreciation and amortization	2,634					2,634

Total operating costs and expenses	26,218	(1,174)				25,044

Operating income	20,562	1,174				21,736

Interest income	185	—				185
Interest expense	(6,327)	577	(i	)		(5,750)

Income before income taxes and equity in net loss of foreign affiliate	14,420	1,751				16,171
Income tax provision	(5,981)	4,462	(k	)		(1,519)

Income before equity in net loss of foreign affiliate	8,439	6,213				14,652
Equity in net loss of foreign affiliate	(1,852)	1,852	(h	)		—

Net income	$6,587	$8,065				$14,652

General partner’s interest in net income						$147
Limited partners’ interest in net income						$14,505
Net income per common unit—basic and diluted					$
Net income per subordinated unit—basic and diluted					$
Weighted average limited partners’ units outstanding—basic and diluted:
Common units
Subordinated units

The accompanying notes are an integral part of these financial statements.

Sprague Resources LP

Unaudited Pro Forma Consolidated Statement of Income

for the Year Ended December 31, 2010

	Sprague Energy Corp. Historical	Pro Forma Adjustments			Sprague Resources LP Pro Forma
	(in thousands, except units and per unit amounts)
Net sales	$2,817,191	$—				$2,817,191
Cost of products sold	2,676,301	—				2,676,301

Gross margin	140,890	—				140,890

Operating costs and expenses:
Operating expenses	41,102	—				41,102
Selling, general and administrative	40,625	(502)	(j	)		40,123
Depreciation and amortization	10,531					10,531

Total operating costs and expenses	92,258	(502)				91,756

Operating income	48,632	502				49,134

Other income	894	—				894
Interest income	503					503
Interest expense	(21,897)	1,744	(i	)		(20,153)

Income before income taxes and equity in net loss of foreign affiliate	28,132	2,246				30,378
Income tax provision	(10,288)	8,985	(k	)		(1,303)

Income before equity in net loss of foreign affiliate	17,844	11,231				29,075
Equity in net loss of foreign affiliate	(2,123)	2,123	(h	)		—

Net income	$15,721	$13,354				$29,075

General partner’s interest in net income						$291
Limited partners’ interest in net income						$28,784
Net income per common unit—basic and diluted					$
Net income per subordinated unit—basic and diluted					$
Weighted average limited partners’ units outstanding—basic and diluted:
Common units
Subordinated units

The accompanying notes are an integral part of these financial statements.

Sprague Resources LP

Notes to Unaudited Pro Forma

Consolidated Financial Statements

(in thousands unless otherwise stated)

1.	Organization and Basis of Presentation

The unaudited pro forma consolidated financial statements are derived from the historical consolidated financial statements of the Predecessor. The historical consolidated financial statements of the Predecessor include the assets, liabilities and results of operations of Sprague Energy Corp. Upon the consummation of the initial public offering of common units representing limited partner interests of the Partnership, the Partnership will own and operate the business of the Predecessor, excluding certain assets and liabilities that will not be part of the Partnership.

The unaudited pro forma consolidated financial statements reflect the following transactions:

•	The contribution to Sprague Holdings by the Parent of all the ownership interests in the Predecessor;

•

The conversion of the Predecessor into a limited liability company, Sprague Operating, resulting in the write-off of certain deferred tax assets and liabilities and the reclassification of equity balances related to the Predecessor to the accounts of the partners in connection with the conversion;

•

The distribution from the Predecessor to Sprague Holdings of certain assets and liabilities that will not be a part of the Partnership, including $70.9 million of accounts receivable, all of the Predecessor’s interests in Sprague Energy Canada Ltd., a wholly owned subsidiary of the Predecessor that holds a 50% equity interest in 9047-1137 Quebec, Inc., which owns all of the equity interests in Kildair Service Ltd. (“Kildair”), and the terminal assets and liabilities associated with the Predecessor’s terminals located in New Bedford, Massachusetts; Portsmouth, New Hampshire; and Bucksport, Maine;

•	The issuance by the Partnership to the General Partner of a 1.0% general partner interest in the Partnership in exchange for a contribution to the Partnership;

•

The contribution to the Partnership by Sprague Holdings of all the membership interests in Sprague Operating in exchange for             common units,             subordinated units and the incentive distribution rights in the Partnership;

•

The issuance and sale by the Partnership, and the sale by Sprague Holdings, of             and             common units to the public, respectively, representing an aggregate     % limited partner interest in the Partnership, at an assumed initial public offering price of $             per unit;

•	The payment by the Partnership of its portion of the estimated underwriting discount and structuring fee (approximately $5.7 million) and of all of the offering expenses (approximately $5.4 million);

•

The Partnership’s entry in to the new credit agreement, which is expected to result in a 0.5% reduction in the borrowing rate for borrowings under the $800 million working capital facility and a 0.625% reduction in the borrowing rate for borrowings under the $200 million acquisition facility;

•	The application of the net proceeds from the issuance and sale of common units by the Partnership to repay $ million in borrowings outstanding under the credit agreement;

•	The elimination of certain selling, general and administrative expenses, including corporate overhead charges from the Parent; and

•

The treatment of all the Partnership’s subsidiaries, other than Sprague Energy Solutions Inc. (“Sprague Solutions”), as pass-through entities for federal income tax purposes. For these pass-through entities, all income, expense, gains, losses and tax credits generated flow through to the Partnership’s unitholders

Sprague Resources LP

Notes to Unaudited Pro Forma

Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

and, accordingly, do not result in a provision for federal income taxes in the Partnership’s financial statements. However, income from activities conducted by Sprague Solutions will be taxed at the applicable corporate federal and state tax rate and any such income taxes will be paid by Sprague Solutions.

Upon completion of the Offering, the Partnership anticipates incurring incremental selling, general and administrative expenses related to becoming a public entity (e.g., cost of tax return preparation, annual and quarterly reporting to unitholders, audit fees, stock exchange listing fees and registrar and transfer agent fees) in an annual amount estimated to be $2.5 million. The unaudited pro forma consolidated financial statements do not reflect this $2.5 million in anticipated incremental selling, general and administrative expenses.

In connection with the Offering, the Partnership will grant the underwriters a 30-day option to purchase an additional             common units. The unaudited pro forma consolidated financial statements assume that the underwriters do not exercise their option to purchase additional common units and that all             of the option common units will be issued to Sprague Holdings at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to any exercise of the option will be sold to the public (instead of being issued to Sprague Holdings). The net proceeds from any exercise of the underwriters’ option to purchase additional common units (approximately $             million based on an assumed initial public offering price of $             per common unit, if exercised in full, after deducting the estimated underwriting discounts and structuring fee payable by the Partnership) will be distributed to Sprague Holdings.

2.	Pro Forma Adjustments and Assumptions

The unaudited pro forma consolidated balance sheet gives effect to the adjustments as if they had occurred on March 31, 2011. The unaudited pro forma consolidated statements of income give effect to the adjustments as if they had occurred beginning January 1, 2010. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. A general description of these adjustments is provided as follows:

(a)	Reflects the write-off of deferred tax assets of $11.1 million and deferred tax liabilities of $19.1 million and the reclassification of equity balances related to the Predecessor, including other comprehensive loss relating to the change in fair value of interest rate swaps of $3.4 million, to the accounts of the partners in connection with the conversion of the Predecessor into a limited liability company, Sprague Operating.

(b)	Reflects the distribution to Sprague Holdings, by the Predecessor, of the following:

i. accounts receivable of $70.9 million;

ii. 100% of its interest in Sprague Energy Canada Ltd, a wholly owned subsidiary of the Predecessor that holds a 50% equity investment in 9047-1137 Quebec Inc., which owns all of the equity interests in Kildair, with carrying values of assets and liabilities of $1.6 million of cash, $53.9 million of investment in foreign affiliate, $2 thousand of accrued liabilities and $2.9 million of accumulated other comprehensive income related to foreign currency translation adjustments; and

iii. other terminal businesses and assets with combined property, plant and equipment net carrying value of $5.7 million, goodwill of $1.0 million and other long-term liabilities of $3.0 million.

(c)

Reflects allocation of the remaining carrying value of Sprague Operating of $65.5 million, after the adjustments within items (a) and (b), to Sprague Holdings and the General Partner in connection with the

Sprague Resources LP

Notes to Unaudited Pro Forma

Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

contribution to the Partnership by Sprague Holdings of all the membership interests in Sprague Operating and the capital contribution from the General Partner to the Partnership upon the closing of the Offering in exchange for the following units of the Partnership:

i. common units (representing     % of equity);

ii. subordinated units (representing     % of equity); and

iii. 1.0% general partner interest represented by             notional units.

(d)	Reflects the gross proceeds to the Partnership of $82.0 million from the issuance and sale of common units at an assumed initial public offering price of $ per unit.

(e)	Reflects the payment by the Partnership of the estimated underwriting discount and structuring fee of $5.7 million and offering expenses of $5.4 million.

(f)	Reflects net proceeds of the Offering used to repay indebtedness outstanding under the credit agreement of $70.9 million.

(g)	Reflects deferred debt issue costs related to the amendment and restatement of the credit agreement in the amount of $3.9 million.

(h)	Reflects the elimination of the equity in net loss of foreign affiliate of $1.9 million and $2.1 million for the three months ended March 31, 2011 and year ended December 31, 2010, respectively.

(i)	Reflects the pro forma adjustment for interest expense under the amended and restated credit agreement. The calculation is based on the monthly average working capital and acquisition facility amounts at the end of the month multiplied by the expected decrease in the borrowing rate of 0.5% for borrowings under the working capital facility and 0.625% for borrowings under the acquisition facility for the applicable period outstanding, resulting in a reduction in interest expense of $577 and $1,744 for the three months ended March 31, 2011 and year ended December 31, 2010, respectively.

(j)	Reflects the elimination of certain selling, general and administrative expenses, including corporate overhead charges from the Parent, of $1,174 and $502 for the three months ended March 31, 2011 and year ended December 31, 2010, respectively.

(k)	Reflects the adjustment of the income tax provision to record the estimated taxes for the activities conducted by Sprague Solutions at the applicable corporate income tax rate, resulting in a reduction of $4.5 million and $9.0 million for the three months ended March 31, 2011 and year ended December 31, 2010, respectively.

3.	Pro Forma Net Income Per Unit

The Partnership computes income per unit using the two-class method. Net income available to common unitholders and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common unitholders and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income shall be allocated to the partners based on their respective sharing of income specified in the partnership agreement. Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated to the common unitholders and the subordinated unitholders under the two-class method, after deducting the General Partner’s 1.0% interest in pro forma net income, by the number of common units and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, it is assumed that only the cash available for distribution is distributed and the number of common units and subordinated units outstanding were              and             , respectively. All units were assumed to have been outstanding since January 1, 2010. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, Sprague Holdings is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to

Sprague Resources LP

Notes to Unaudited Pro Forma

Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Sprague Holdings than to the holders of common and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to Sprague Holdings because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the three months ended March 31, 2011 and the year ended December 31, 2010.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 260 (“ASC 260”) (formerly Emerging Issues Task Force Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128), addresses the computation of earnings per share by entities that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the entity. ASC 260 provides that the General Partner’s interest in net income is to be calculated based on the amount that would be allocated to the General Partner if all the net income for the period were distributed, and not on the basis of actual cash distributions for the period. The application of ASC 260 may have an impact on earnings per limited partner unit in future periods if there are material differences between net income and actual cash distributions or if other participating units are issued.

Sprague Energy Corp. (Predecessor)

Consolidated Balance Sheets

	December 31, 2010	March 31, 2011
		(Unaudited)
	(in thousands, except stated value and number of shares)
Assets
Current assets:
Cash and cash equivalents	$3,854	$2,063
Accounts receivable, net	250,202	241,194
Inventories	323,425	317,547
Fair value of derivative assets	36,415	28,391
Deferred income taxes	11,237	12,036
Other current assets	35,880	28,882

Total current assets	661,013	630,113

Property, plant and equipment, net	103,461	101,447
Investment in foreign affiliate	54,206	53,895
Intangibles and other assets, net	10,908	10,430
Goodwill	38,407	38,407

Total assets	$867,995	$834,292

Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$154,142	$115,749
Accrued liabilities	36,062	38,830
Fair value of derivative liabilities	58,936	44,373
Current portion of long-term debt	141,065	142,669

Total current liabilities	390,205	341,621

Commitments and contingencies	—	—

Long-term debt	267,239	267,180
Other liabilities	20,170	20,710
Deferred income taxes	20,197	20,530

Total liabilities	697,811	650,041

Stockholder’s equity:
Common stock—$1 stated value, 10,000 shares authorized, issued and outstanding	10	10
Capital in excess of stated value	115,980	121,268
Accumulated other comprehensive loss, net of tax	(2,671)	(479)
Retained earnings	56,865	63,452

Total stockholder’s equity	170,184	184,251

Total liabilities and stockholder’s equity	$867,995	$834,292

The accompanying notes are an integral part of these financial statements.

Sprague Energy Corp. (Predecessor)

Unaudited Consolidated Statements of Income

	Three Months Ended March 31,
	2010	2011
	(Unaudited) (in thousands)
Net sales	$924,621	$1,265,816
Cost of products sold	873,815	1,219,036

Gross margin	50,806	46,780

Operating costs and expenses:
Operating expenses	10,279	10,639
Selling, general and administrative	11,481	12,945
Depreciation and amortization	2,561	2,634

Total operating costs and expenses	24,321	26,218

Operating income	26,485	20,562
Interest income	88	185
Interest expense	(5,130)	(6,327)

Income before income taxes and equity in net loss of foreign affiliate	21,443	14,420
Income tax provision	(8,758)	(5,981)

Income before equity in net loss of foreign affiliate	12,685	8,439
Equity in net loss of foreign affiliate	(467)	(1,852)

Net income	$12,218	$6,587

The accompanying notes are an integral part of these financial statements.

Sprague Energy Corp. (Predecessor)

Unaudited Consolidated Statements of Cash Flows

	Three Months Ended March 31,
	2010	2011
	(Unaudited) (in thousands)
Cash flows from operating activities
Net income	$12,218	$6,587
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,961	3,188
Provision for doubtful accounts	300	508
Undistributed loss on investment of foreign affiliate	467	1,852
Deferred income taxes	2,640	(874)
Changes in assets and liabilities:
Accounts receivable	63,676	7,694
Inventories	81,429	5,878
Fair value of derivative instruments	(33,506)	(5,524)
Other current assets	12,282	7,462
Accounts payable, accrued liabilities and other	(66,410)	(29,573)

Net cash provided by (used in) operating activities	76,057	(2,802)

Cash flows from investing activities
Purchases of property, plant and equipment	(1,224)	(323)

Net cash used in investing activities	(1,224)	(323)

Cash flows from financing activities
Parent debt payments	(35,000)	—
Net (payments) borrowings under credit agreement	(23,400)	1,600
Payments of unsecured debt	(10,000)	—
Payments on capital lease liabilities	(100)	(125)
Payments on long-term terminal obligations	(140)	(155)
Decrease in payable to Parent	(307)	—
Debt issuance costs	—	(31)

Net cash (used in) provided by financing activities	(68,947)	1,289

Effect of exchange rate changes on cash balances held in foreign currencies	53	45

Net change in cash and cash equivalents	5,939	(1,791)
Cash and cash equivalents, beginning of year	5,325	3,854

Cash and cash equivalents, end of period	$11,264	$2,063

Supplemental disclosure of cash flow information
Cash paid:
Interest	$5,416	$5,426
Taxes	$666	$875

The accompanying notes are an integral part of these financial statements.

Sprague Energy Corp. (Predecessor)

Unaudited Consolidated Statements of Stockholder’s Equity

	Number of Shares	Common Stock	Capital in Excess of Stated Value	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholder’s Equity
	(Unaudited) (in thousands)
Balance, December 31, 2010	10	$10	$115,980	$(2,671)	$56,865	$170,184
Net income					6,587	6,587
Unrealized gain on interest rate swap contracts, net of tax provision of $408 and gain (loss) recognized in income				607
Foreign currency translation adjustment				1,585
Other comprehensive income						2,192

Comprehensive income						8,779
Capital contributions			5,288			5,288

Balance, March 31, 2011	10	$10	$121,268	$(479)	$63,452	$184,251

The accompanying notes are an integral part of these financial statements.

Sprague Energy Corp. (Predecessor)

Notes to Unaudited Consolidated Financial Statements

(in thousands unless otherwise stated)

1.	Description of Business and Summary of Significant Accounting Policies

Company Businesses

Sprague Energy Corp. (the “Predecessor”), a wholly-owned subsidiary of Axel Johnson Inc. (“Parent”), is one of the largest independent wholesale distributors of refined products in the Northeast United States based on aggregate terminal capacity. The Predecessor owns and/or operates a network of 15 refined products and materials handling terminals located throughout the Northeast. The Predecessor also utilizes third-party terminals in the Northeast through which it sells or distributes refined products pursuant to rack, exchange and throughput agreements. The Predecessor has three business segments: refined products, natural gas and materials handling. The refined products segment purchases a variety of refined products, such as heating oil, diesel, residual fuel oil, kerosene, jet fuel and gasoline (primarily from refining companies, trading organizations and producers), and sells them to wholesale and commercial customers. The Predecessor also purchases, sells and distributes natural gas to commercial and industrial customers in the Northeast and Mid-Atlantic. The Predecessor purchases the natural gas it sells from natural gas producers and trading companies. The Predecessor also has a materials handling business pursuant to which it offloads, stores and prepares for delivery a variety of products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. In addition, the Predecessor, through its wholly-owned subsidiary, Sprague Energy Canada Ltd., which in turn owns a 50% equity investment in 9047-1137 Quebec Inc., the owner of all of the equity interests in Kildair Services Ltd. (“Kildair”), distributes residual fuel oil and asphalt in Canada.

In connection with the planned offering of limited partnership interests by Sprague Resources LP, a newly formed Delaware limited partnership (“Sprague Resources”), in 2011, the Parent will contribute to Sprague Resources Holdings LLC (“Sprague Holdings”) all of the ownership interests in the Predecessor. The Predecessor will be converted into a limited liability company, Sprague Operating Resources LLC (“Sprague Operating”). Sprague Operating will distribute certain assets, including among others its 50% equity investment in the owner of Kildair and approximately $70.9 million of accounts receivable, that will not be a part of Sprague Resources. Sprague Holdings will contribute all of the ownership interests in Sprague Operating to Sprague Resources. All of the assets and liabilities of Sprague Energy Corp. contributed to Sprague Resources by Sprague Holdings will be recorded at historical cost as it is considered to be a reorganization of entities under common control.

Basis of Presentation

The financial statements included herein reflect all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the Predecessor’s consolidated financial position at December 31, 2010 and March 31, 2011 and the consolidated results of operations and cash flows for the three month periods ended March 31, 2010 and 2011. The unaudited results of operations for the interim periods reported are not necessarily indicative of results to be expected for the full year.

The financial statements were prepared in accordance with the requirements of the Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain notes or other financial information that are normally required by U.S. generally accepted accounting principles (GAAP) have been condensed or omitted from these interim financial statements. These statements, therefore, should be read in conjunction with the consolidated financial statements and related notes included in the Predecessor’s audited consolidated financial statements for the year ended December 31, 2010 and the notes thereto.

Demand for some of the Predecessor’s refined petroleum products, specifically heating oil and residual oil for space heating purposes, and to a lesser extent natural gas, are generally higher during the first and fourth quarters of the calendar year which may result in significant fluctuations in the Predecessor’s quarterly operating results.

Sprague Energy Corp. (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The significant accounting policies described in Note 1 “Description of Business and Summary of Significant Accounting Policies” contained in the Predecessor’s audited consolidated financial statements, are the same as are used in preparing the accompanying unaudited consolidated financial statements.

2.	Accumulated Other Comprehensive Loss, Net of Tax

Amounts included in accumulated other comprehensive (loss) income, net of tax, consisted of the following:

	December 31, 2010	March 31, 2011
Change in fair value of interest rate swaps, net of tax	$(4,015)	$(3,408)
Cumulative foreign currency translation adjustments	1,344	2,929

Total accumulated other comprehensive loss, net of tax	$(2,671)	$(479)

3.	Investment in Foreign Affiliate

Summary financial information for investment in foreign affiliate, Kildair, not adjusted for the percentage ownership held by the Predecessor, follows:

	December 31, 2010	March 31, 2011
Current assets	$155,544	$176,683
Noncurrent assets	50,237	51,717
Current liabilities	107,845	130,729
Noncurrent liabilities	9,998	10,415

	For the Three Months Ended March 31,
	2010	2011
Net sales	$139,129	$108,193
Gross profit	4,493	1,693
Loss from operations	(372)	(3,904)
Net loss	(722)	(3,438)

4.	Inventories

Inventories consisted of the following:

	December 31, 2010	March 31, 2011
Petroleum and related products	$318,027	$309,293
Coal	3,394	6,559
Natural gas	1,955	1,653
Other	49	42

Inventories	$323,425	$317,547

The Predecessor’s inventories are valued at the lower of cost or market. Cost is primarily determined using the first-in, first-out method. Inventory consists of petroleum products, natural gas and coal. The Predecessor

Sprague Energy Corp. (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

uses derivative instruments, primarily futures and swaps, to economically hedge substantially all of its inventory. Changes in the fair value of these derivative instruments are recorded currently in cost of products sold in the Unaudited Consolidated Statements of Income.

5.	Debt

As of December 31, 2010 and March 31, 2011 debt consisted of the following:

	December 31, 2010	March 31, 2011
Current debt
Credit facilities	$140,838	$142,438
Capital leases	227	231

Current debt	141,065	142,669

Long-term debt
Credit facilities	263,562	263,562
Capital leases	3,677	3,618

Long-term debt	267,239	267,180

Debt	$408,304	$409,849

Credit Agreement

The Predecessor’s revolving credit agreement (the “Credit Agreement”) was refinanced in 2010 and has a maturity date of May 28, 2014. The Credit Agreement is used to fund working capital, letters of credit and acquisitions and is secured by the Predecessor’s assets. At March 31, 2011, borrowings under the Credit Agreement bore interest based on LIBOR, plus a specified margin, which is a function of the utilization of the Credit Agreement. As of December 31, 2010 and March 31, 2011, borrowings were $404.4 million and $406.0 million, respectively, and outstanding letters of credit were $60.3 million and $17.1 million, respectively. The Credit Agreement is subject to borrowing base reporting and as of March 31, 2011, excess availability under the working capital and acquisition facilities was $128.3 million and $40.6 million, respectively. The weighted average interest rate at December 31, 2010 and March 31, 2011, was 3.08% and 3.29%, respectively. At December 31, 2010 and March 31, 2011, the balance of the acquisition line was $59.4 million. The current portion of the Credit Agreement at March 31, 2011 represents the amount the Predecessor intends to repay within the next 12 months.

The Credit Agreement contains certain restrictions and covenants among which are a minimum level of net working capital and tangible net worth, limitation on the incurrence of indebtedness and fixed charge coverage and funded debt leverage ratios. As of March 31, 2011, the Predecessor was in compliance with the financial covenants.

Interest Rate Swaps

The Predecessor has entered into interest rate swaps to manage its exposure to changes in interest rates. The Predecessor swaps the variable LIBOR interest rate payable under the Credit Agreement for fixed LIBOR interest rates. The Predecessor’s interest rate swaps have been designated as cash flow hedges. Counterparties to the Predecessor’s interest rate swaps are large multinational banks and the Predecessor does not believe there is a material risk of counterparty non-performance. The notional value of the cash flow hedges was $285.0 million

Sprague Energy Corp. (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

and $260.0 million at December 31, 2010 and March 31, 2011, respectively. At December 31, 2010 and March 31, 2011 the base level of the cash flow hedges was $185.0 million and $185.0 million, respectively, and the seasonal swaps were $100.0 million and $75.0 million, respectively. The remaining lives of the base level cash flow hedges at March 31, 2011 range from 21 months to 45 months. The Predecessor records unrealized gains and losses on the interest rate swaps as a component of accumulated other comprehensive loss, net of tax, which is reclassified to earnings as interest expense when the payments are made. As of March 31, 2011, the amount of unrealized losses, net of tax, expected to be reclassified to earnings in 2011 was $2.7 million. There was no material ineffectiveness determined for the interest rate swaps for the three months ended March 31, 2011 and March 31, 2010. Any ineffectiveness would be recorded currently as interest expense in the Unaudited Consolidated Statements of Income.

6.	Related Party Transactions

The Parent charged the Predecessor $0.3 million for each of the three-month periods ended March 31, 2010 and 2011 for certain administrative services that were performed on behalf of the Predecessor and are included in selling, general and administrative expense. Intercompany activities are settled monthly and do not bear interest. There were no material intercompany accounts receivable or intercompany accounts payable balances outstanding as of December 31, 2010 and March 31, 2011.

7.	Segment Reporting

The Predecessor is a wholesale and commercial distributor engaged in the purchase, storage, distribution and sale of refined products and natural gas, and also provides storage and handling services for a broad range of materials. The Predecessor has three operating segments that comprise the structure used by the chief operating decision makers (CEO and COO) to make key operating decisions and assess performance. These segments are refined products, natural gas and materials handling.

The Predecessor’s refined products segment purchases a variety of refined products, such as heating oil, diesel fuel, residual fuel oil, kerosene, jet fuel and gasoline (primarily from refining companies, trading organizations and producers) and sells them to its customers. The Predecessor has wholesale customers who resell the refined products they purchase from the Predecessor and commercial customers who consume the refined products they purchase from the Predecessor. The Predecessor’s wholesale customers consist of home heating oil retailers and diesel fuel and gasoline resellers. The Predecessor’s commercial customers include federal and state agencies, municipalities, regional transit authorities, large industrial companies, hospitals and educational institutions.

The Predecessor’s natural gas segment purchases, sells and distributes natural gas to commercial and industrial customers in the Northeast and Mid-Atlantic states. The Predecessor purchases natural gas from natural gas producers and trading companies.

The Predecessor’s materials handling segment offloads, stores, and prepares for delivery a variety of products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. These services are fee-based activities which are generally conducted under multi-year agreements.

The Predecessor evaluates segment performance based on adjusted gross margin, which is gross margin excluding unrealized inventory hedging gains and losses, before allocations of corporate, terminal and trucking operating costs, depreciation, amortization and interest. Based on the way the business is managed, it is not reasonably possible for the Predecessor to allocate the components of operating costs and expenses among the operating segments. There were no intersegment sales for any of the periods presented below.

Sprague Energy Corp. (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Summarized financial information for the Predecessor’s reportable segments for the three months ended March 31 is presented in the table below:

	For the Three Months Ended March 31,
	2010	2011
Net Sales:
Refined products	$789,303	$1,146,289
Natural gas	122,136	108,955
Materials handling	13,182	10,572

Net Sales	924,621	1,265,816

Adjusted Gross Margin:
Refined products	27,649	28,868
Natural gas	8,765	11,953
Materials handling	6,404	6,573

Adjusted gross margin	42,818	47,394

Reconciliation to gross margin:
Unrealized hedging gain (loss) on inventory	7,988	(614)

Gross Margin	$50,806	$46,780

Operating costs and expenses not allocated to operating segments:
Operating expenses	10,279	10,639
Selling, general and administrative	11,481	12,945
Depreciation and amortization	2,561	2,634

Total operating costs and expenses	24,321	26,218

Operating income	26,485	20,562
Interest income	88	185
Interest expense	(5,130)	(6,327)
Income tax provision	(8,758)	(5,981)
Equity in net loss of foreign affiliate	(467)	(1,852)

Net Income	$12,218	$6,587

(1)	Adjusted gross margin is a non-GAAP financial measure used by management and external users of the Predecessor’s consolidated financial statements to assess the Predecessor’s economic results of operations and the market value of its inventory for reporting to lenders.
(2)	The table above reconciles adjusted gross margin to gross margin, a comparable GAAP measure.

The Predecessor has no single customer whose revenue is material to the total revenues of the Predecessor.

The Predecessor had foreign sales of $6.7 million and $2.4 million for the three months ended March 31, 2010 and 2011, respectively. The Predecessor’s foreign sales are primarily for sales of natural gas to its customers in Canada.

Sprague Energy Corp. (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Segment Assets

Due to the comingled nature and uses of the Predecessor’s assets, the Predecessor does not track its fixed assets between its refined products and materials handling operating segments. There are no significant fixed assets attributable to the natural gas segment.

8.	Financial Instruments and Off-Balance Sheet Risk

Market and Credit Risk

The Predecessor manages the risk of market fluctuations in the price and transportation costs of its commodities through the use of derivative instruments. The volatility of prices for energy commodities can be significantly influenced by market supply and demand and changes in seasonal demand, weather conditions, transportation availability, and federal and state regulations. The Predecessor monitors and manages its exposure to market risk on a daily basis in accordance with policies approved by the Predecessor.

The Predecessor has a number of financial instruments that are potentially at risk including cash and cash equivalents, receivables and derivative contracts. The Predecessor’s primary exposure is credit risk related to its receivables and counterparty performance risk related to the fair value of derivative assets, which is the loss that may result from a customer’s or counterparty’s non-performance. The Predecessor uses credit policies to control credit risk, including utilizing an established credit approval process, monitoring customer and counterparty limits, employing credit mitigation measures such as analyzing customer financial statements, and accepting personal guarantees and various forms of collateral.

The Predecessor believes that its counterparties will be able to satisfy their contractual obligations. Credit risk is limited by the large number of customers and counterparties comprising the Predecessor’s business and their dispersion across different industries.

The Predecessor’s cash is in demand deposit and other short-term investment accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Predecessor has not experienced any losses on such accounts.

Cash, Cash Equivalents and Accounts Receivable

The carrying amounts of cash, cash equivalents and accounts receivable approximate fair value because of the short maturity of these instruments.

Debt

As of December 31, 2010 and March 31, 2011, the carrying value of the Predecessor’s debt approximated fair value due to the short-term and variable interest nature of the debt.

Derivative Instruments

Derivative instruments are recorded at fair value on the Consolidated Balance Sheets. The Predecessor had no right to reclaim or obligation to return cash collateral as of December 31, 2010 or March 31, 2011.

Commodity Derivatives

The Predecessor utilizes futures contracts, forward contracts, swaps, options and other derivatives in an effort to minimize the impact of commodity price fluctuations. On a selective basis and within the Predecessor’s

Sprague Energy Corp. (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

risk management guidelines, the Predecessor utilizes future contracts, forward contracts, swaps, options and other derivatives to generate profits from changes in market prices. The Predecessor’s commodity derivative contracts are accounted for at fair value with associated gains and losses recorded currently in earnings. The Predecessor believes there is no significant credit risk related to its derivative instruments which are transacted through counterparties meeting established credit and collateral criteria.

The Predecessor records all derivative instruments at fair value. The Predecessor determines fair value in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, which established a hierarchy that categorized the sources of inputs, which generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using significant unobservable inputs (Level 3). When Level 1 inputs are available within a particular market, those inputs are selected for determination of fair value over Level 2 or 3 inputs in the same market. To value Level 2 derivatives, the Predecessor uses observable inputs for similar instruments that are available from exchanges, pricing services or broker quotes. These observable inputs may be supplemented with other methods, including internal extrapolation, that result in the most representative prices for instruments with similar characteristics. The Predecessor values Level 3 derivatives based on estimates using related market data, determined from less observable or objective sources with little or no market activity for comparable contracts. Multiple inputs may be used to measure fair value, however, the level of fair value for each financial asset or liability presented below is based on the lowest significant input level within this fair value hierarchy.

The following tables present all financial assets and financial liabilities of the Predecessor measured at fair value on a recurring basis as of December 31, 2010 and March 31, 2011:

	As of December 31, 2010
	Fair Value Measurement	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial assets:

Commodity fixed forwards	$35,271	$—	$35,271	$—
Commodity derivative swaps	662	—	662	—
Interest rate swaps	482	—	482	—

Total	$36,415	$—	$36,415	$—

Financial liabilities:

NYMEX contracts	$84	$84	$—	$—
Commodity fixed forwards	51,642	—	51,642	—
Commodity derivative swaps	13	—	13	—
Interest rate swaps	7,197	—	7,197	—

Total	$58,936	$84	$58,852	$—

Sprague Energy Corp. (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

	As of March 31, 2011
	Fair Value Measurement	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial assets:

Commodity fixed forwards	$27,340	$—	$27,340	$—
Commodity derivative swaps	328	—	328	—
Interest rate swaps	723	—	723	—

Total	$28,391	$—	$28,391	$—

Financial liabilities:

Commodity fixed forwards	$37,675	$—	$37,675	$—
Commodity derivative swaps	276	—	276	—
Interest rate swaps	6,422	—	6,422	—

Total	$44,373	$—	$44,373	$—

The following table presents the fair values of derivative contracts utilized by the Predecessor for risk management purposes as of December 31, 2010 and March 31, 2011:

	As of December 31, 2010
	Fair Value of Derivative Assets	Fair Value of Derivative Liabilities
NYMEX contracts	$—	$84
Commodity fixed forwards	35,271	51,642
Commodity derivative swaps	662	13

Total	$35,933	$51,739

	As of March 31, 2011
	Fair Value of Derivative Assets	Fair Value of Derivative Liabilities
Commodity fixed forwards	$27,340	$37,675
Commodity derivative swaps	328	276

Total	$27,668	$37,951

Sprague Energy Corp. (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The following table presents total realized and unrealized gains and (losses) on derivative instruments utilized for risk management purposes. Such amounts are included in cost of products sold in the Unaudited Consolidated Statements of Income for the three-month periods ended March 31, 2010 and 2011:

	Three Months Ended March 31,
	2010	2011
Refined products contracts	$7,470	$(87,430)
Natural gas contracts	1,378	(1,471)

Total	$8,848	$(88,901)

Included in realized and unrealized gains and (losses) on derivatives instruments above are realized and unrealized gains and (losses) on discretionary trading activities as follows:

	Three Months Ended March 31,
	2010	2011
Refined products contracts	$542	$837
Natural gas contracts	8	(324)

Total	$550	$513

The following table presents the gross volume of commodity derivative instruments outstanding as of December 31, 2010 and March 31, 2011:

	As of December 31, 2010
	Barrels	MMBTUs
Long contracts	10,989	22,323
Short contracts	(13,987)	(19,749)

	As of March 31, 2011
	Barrels	MMBTUs
Long contracts	8,067	17,271
Short contracts	(10,260)	(15,500)

Interest Rate Derivatives

The Predecessor utilizes interest rate swaps to manage its exposure to floating rate LIBOR borrowings. At December 31, 2010 and March 31, 2011, the Predecessor held 14 and 17 interest rate swaps, respectively, to hedge actual and forecasted LIBOR borrowings which were designated as cash flow hedges. At December 31, 2010 and March 31, 2011, the notional value of the cash flow hedges was $285.0 million and $260.0 million, respectively. The maturities of cash flow hedges outstanding at March 31, 2011, range up to 45 months. Counterparties to the Predecessor’s interest rate swaps are large multinational banks, and the Predecessor does not believe there is material risk of counterparty non-performance.

There was no material ineffectiveness determined for the cash flow hedges for the three months ended March 31, 2010 and March 31, 2011. Any ineffectiveness is recorded as interest expense in the Unaudited Consolidated Statements of Income. See Note 5.

Sprague Energy Corp. (Predecessor)

Notes to Unaudited Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The following table presents fair values of the derivative contracts designated as cash flow hedges by the Predecessor as of December 31, 2010 and March 31, 2011:

	As of December 31, 2010
	Fair Value of Derivative Assets	Fair Value of Derivative Liabilities
Interest rate swaps	$482	$7,197

	As of March 31, 2011
	Fair Value of Derivative Assets	Fair Value of Derivative Liabilities
Interest rate swaps	$723	$6,422

The following table presents the location of the gains and losses on derivative contracts designated as cash flow hedging instruments reported in the Unaudited Consolidated Statements of Income and other comprehensive loss (“OCL”) for the three months ended March 31, 2010 and 2011:

	For the Three Months Ended March 31, 2010
	Amount of Derivative Loss Recognized in OCL	Amount of Derivative Loss Reclassified From Accumulated OCL Into Income
Interest rate swaps	$731	$734

	For the Three Months Ended March 31, 2011
	Amount of Derivative Loss Recognized in OCL	Amount of Derivative Loss Reclassified From Accumulated OCL Into Income
Interest rate swaps	$303	$1,319

9.	Commitments and Contingencies

Legal, Environmental and Other Proceedings

The Predecessor is involved in various lawsuits, other proceedings and environmental matters, all of which arose in the normal course of business. While it is impossible to determine the ultimate legal and financial liability with respect to certain contingent liabilities and claims, the Predecessor believes, based upon its examination of currently available information, its experience to date, and advice from legal counsel, that the individual and aggregate liabilities resulting from the ultimate resolution of these contingent matters will not have a material adverse impact on the Predecessor’s consolidated results of operations, financial position or cash flows.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Sprague Energy Corp.

We have audited the accompanying consolidated balance sheets of Sprague Energy Corp., the predecessor of Sprague Resources LP (the Predecessor), as of December 31, 2009 and 2010, and the related consolidated statements of income, cash flows, and stockholder’s equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Predecessor at December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Predecessor adopted Accounting Standards Codification (ASC) Section 740, as it relates to accounting for uncertainty in income taxes, effective January 1, 2008.

/s/ Ernst & Young LLP

New York, New York

July 27, 2011

Sprague Energy Corp. (Predecessor) Consolidated Balance Sheets

	As of December 31,
	2009	2010
	(in thousands, except stated value and number of shares)
Assets
Current assets:
Cash and cash equivalents	$5,325	$3,854
Accounts receivable, net	245,742	250,202
Inventories	294,873	323,425
Fair value of derivative assets	45,827	36,415
Deferred income taxes	16,207	11,237
Other current assets	36,042	35,880

Total current assets	644,016	661,013

Property, plant and equipment, net	102,949	103,461
Investment in foreign affiliate	53,399	54,206
Intangibles and other assets, net	4,746	10,908
Goodwill	38,407	38,407

Total assets	$843,517	$867,995

Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$158,371	$154,142
Accrued liabilities	40,386	36,062
Fair value of derivative liabilities	44,229	58,936
Current portion of long-term debt	324,478	141,065
Unsecured debt	10,000	—
Subordinated debt to Parent	35,000	—

Total current liabilities	612,464	390,205

Commitments and contingencies

Long-term debt	3,737	267,239
Other liabilities	21,752	20,170
Deferred income taxes	19,151	20,197

Total liabilities	657,104	697,811

Stockholder’s equity:
Common stock—$1 stated value, 10,000 shares authorized, issued and outstanding	10	10
Capital in excess of stated value	111,957	115,980
Accumulated other comprehensive loss, net of tax	(5,698)	(2,671)
Retained earnings	80,144	56,865

Total stockholder’s equity	186,413	170,184

Total liabilities and stockholder’s equity	$843,517	$867,995

The accompanying notes are an integral part of these financial statements.

Sprague Energy Corp. (Predecessor) Consolidated Statements of Income

	Years Ended December 31,
	2008	2009	2010
	(in thousands)
Net sales	$4,156,442	$2,460,115	$2,817,191
Cost of products sold	4,005,305	2,313,644	2,676,301

Gross margin	151,137	146,471	140,890

Operating costs and expenses:
Operating expenses	46,761	44,448	41,102
Selling, general and administrative	49,687	47,836	40,625
Depreciation and amortization	11,020	10,615	10,531

Total operating costs and expenses	107,468	102,899	92,258

Operating income	43,669	43,572	48,632
Other income	159	—	894
Interest income	1,181	383	503
Interest expense	(24,120)	(20,809)	(21,897)

Income before income taxes and equity in net income (loss) of foreign affiliate	20,889	23,146	28,132
Income tax provision	(8,833)	(11,843)	(10,288)

Income before equity in net income (loss) of foreign affiliate	12,056	11,303	17,844
Equity in net income (loss) of foreign affiliate	9,416	8,441	(2,123)

Net income	$21,472	$19,744	$15,721

The accompanying notes are an integral part of these financial statements.

Sprague Energy Corp. (Predecessor) Consolidated Statements of Cash Flows

	Years Ended December 31,
	2008	2009	2010
	(in thousands)
Cash flows from operating activities
Net income	$21,472	$19,744	$15,721
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	12,010	12,214	13,025
Gain on sale of assets	(159)	—	(894)
Provision for doubtful accounts	4,850	2,064	1,166
Undistributed (income) loss on investment of foreign affiliate	(9,416)	(6,549)	2,123
Deferred income taxes	5,648	(1,533)	6,005
Changes in assets and liabilities:
Accounts receivable	114,752	819	(6,993)
Inventories	256,686	(166,349)	(28,552)
Prepaid expenses and other current assets	(26,695)	23,052	4,183
Fair value of derivative instruments	(277,494)	288,367	24,144
Accounts payable, accrued liabilities and other	(145,203)	(12,755)	(4,931)

Net cash (used in) provided by operating activities	(43,549)	159,074	24,997

Cash flows from investing activities
Purchases of property, plant and equipment	(4,259)	(7,237)	(9,587)
Purchase of preferred shares of affiliate	—	(465)	—
Acquisitions, net of cash acquired	(12)	—	—
Proceeds from sale of other assets	750	—	200

Net cash used in investing activities	(3,521)	(7,702)	(9,387)

Cash flows from financing activities
Parent debt borrowings (payments)	124,000	(89,000)	(35,000)
Net (payments) borrowings under credit agreement	(120,050)	(51,000)	80,050
(Payments) borrowings of unsecured debt	(10,000)	10,000	(10,000)
Payments on capital lease liabilities	(395)	(402)	(491)
Payments on long-term terminal obligations	(642)	(403)	(312)
Debt issue costs	(1,919)	(76)	(12,134)
Dividend paid to Parent	—	(16,322)	(39,000)
Capital contribution from Parent	8,000	—	—
Net increase (decrease) in payable to Parent	345	(310)	(275)

Net cash used in financing activities	(661)	(147,513)	(17,162)

Effect of exchange rate changes on cash balances held in foreign currencies	(20)	13	81

Net change in cash and cash equivalents	(47,751)	3,872	(1,471)
Cash and cash equivalents, beginning of year	49,204	1,453	5,325

Cash and cash equivalents, end of year	$1,453	$5,325	$3,854

Supplemental disclosure of cash flow information
Cash paid:
Interest	$24,301	$19,435	$20,238
Taxes	$292	$3,622	$1,661

The accompanying notes are an integral part of these financial statements.

Sprague Energy Corp. (Predecessor) Consolidated Statements of Stockholder’s Equity

	Number of Shares	Common Stock	Capital in Excess of Stated Value	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholder’s Equity
			(in thousands)
Balance, December 31, 2007	10	$10	$91,666	$(3,051)	$55,443	$144,068
Adoption of amended principles related to accounting for uncertainty in income taxes					(193)	(193)
Net income					21,472	21,472
Unrealized loss on interest rate swap contracts, net of tax benefit of $1,691 and gains (losses) recognized in income				(2,705)
Foreign currency translation adjustment				(8,599)
Other comprehensive loss						(11,304)

Comprehensive income						10,168
Capital contributions			10,045			10,045

Balance, December 31, 2008	10	10	101,711	(14,355)	76,722	164,088

Net income					19,744	19,744
Unrealized gain on interest rate swap contracts, net of tax provision of $1,186 and gains (losses) recognized in income				1,835
Foreign currency translation adjustment				6,822
Other comprehensive income						8,657

Comprehensive income						28,401
Dividend					(16,322)	(16,322)
Capital contributions			10,246			10,246

Balance, December 31, 2009	10	10	111,957	(5,698)	80,144	186,413

Net income					15,721	15,721
Unrealized gain on interest rate swap contracts, net of tax provision of $10 and gains (losses) recognized in income				15
Foreign currency translation adjustment				3,012
Other comprehensive income						3,027

Comprehensive income						18,748
Dividend					(39,000)	(39,000)
Capital contributions			4,023			4,023

Balance, December 31, 2010	10	$10	$115,980	$(2,671)	$56,865	$170,184

The accompanying notes are an integral part of these financial statements.

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements

(in thousands unless otherwise stated)

1.	Description of Business and Summary of Significant Accounting Policies

Company Businesses

Sprague Energy Corp. (the “Predecessor”), a wholly-owned subsidiary of Axel Johnson Inc. (“Parent”), is one of the largest independent wholesale distributors of refined products in the Northeast United States based on aggregate terminal capacity. The Predecessor owns and/or operates a network of 15 refined products and materials handling terminals located throughout the Northeast. The Predecessor also utilizes third-party terminals in the Northeast through which it sells or distributes refined products pursuant to rack, exchange and throughput agreements. The Predecessor has three business segments: refined products, natural gas and materials handling. The refined products segment purchases a variety of refined products, such as heating oil, diesel, residual fuel oil, kerosene, jet fuel and gasoline (primarily from refining companies, trading organizations and producers), and sells them to wholesale and commercial customers. The Predecessor also purchases, sells and distributes natural gas to commercial and industrial customers in the Northeast and Mid-Atlantic. The Predecessor purchases the natural gas it sells from natural gas producers and trading companies. The Predecessor also has a materials handling business pursuant to which it offloads, stores and prepares for delivery a variety of products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. In addition, the Predecessor, through its wholly-owned subsidiary, Sprague Energy Canada Ltd., which in turn owns a 50% equity investment in 9047-1137 Quebec Inc., the owner of all of the equity interests in Kildair Services Ltd. (“Kildair”), distributes residual fuel oil and asphalt in Canada.

In connection with the planned offering of limited partnership interests by Sprague Resources LP, a newly formed Delaware limited partnership (“Sprague Resources”), in 2011, the Parent will contribute to Sprague Resources Holdings LLC (“Sprague Holdings”) all of the ownership interests in the Predecessor. The Predecessor will be converted into a limited liability company, Sprague Operating Resources LLC (“Sprague Operating”). Sprague Operating will distribute certain assets, including among others its 50% equity investment in the owner of Kildair and approximately $70.9 million of accounts receivable, that will not be a part of Sprague Resources. Sprague Holdings will contribute all of the ownership interests in Sprague Operating to Sprague Resources. All of the assets and liabilities of Sprague Energy Corp. contributed to Sprague Resources by Sprague Holdings will be recorded at historical cost as it is considered to be a reorganization of entities under common control.

Basis of Presentation

The consolidated financial statements include the accounts of the Predecessor and its wholly-owned subsidiaries. Intercompany transactions between the Predecessor and its subsidiaries have been eliminated. Investments in affiliated companies, 20% to 50% owned and where the Predecessor has the ability to influence the operating or financial decisions of the affiliate, are accounted for using the equity method.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and the reported revenues and expenses in the income statement. Actual results could differ from those estimates. Among the estimates made by management are asset valuations, the fair value of derivative assets and liabilities, environmental and legal obligations and income taxes.

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Revenue Recognition and Cost of Products Sold

Revenue on the sale of energy products is recognized when title to the product passes to the customer. Materials handling service revenues are recognized on a time and materials basis as services are rendered, or ratably over the contractual service period.

The allowance for doubtful accounts is recorded to reflect an estimate of the ultimate realization of the Predecessor’s accounts receivable and includes an assessment of customers’ creditworthiness and the probability of collection. The allowance reflects an estimate of specifically identified accounts at risk as well as an estimate of uncollectible amounts that is determined based on historical collection experience.

Shipping costs that occur at the time of sale are included in cost of products sold. Various excise taxes collected at the time of sale and remitted to authorities are recorded on a net basis in cost of products sold.

Derivatives

The Predecessor utilizes derivative instruments consisting of futures contracts, forward contracts, swaps, options and other derivatives individually or in combination, to mitigate its exposure to fluctuations in prices of refined petroleum products and natural gas. On a selective basis and within the Predecessor’s risk management guidelines, the Predecessor utilizes futures contracts, forward contracts, swaps, options and other derivatives to generate profits from changes in market prices.

All derivative instruments are recorded at fair value in the Predecessor’s Consolidated Balance Sheets. The Predecessor recognizes changes in the fair value of its commodity derivative instruments currently in earnings as cost of products sold in the Consolidated Statements of Income. See Note 16.

The Predecessor does not offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against the fair value of derivative instruments executed with the same counterparty under the same master netting arrangement.

The Predecessor uses interest rate swaps to convert a portion of its floating rate debt to fixed rates. These interest rate swaps are designated as cash flow hedges and the effective portion of changes in fair value of the swaps are included as a component of comprehensive income and accumulated other comprehensive loss, net of tax, in the Consolidated Statements of Stockholder’s Equity and in the Consolidated Balance Sheets, respectively. The ineffective portion of the changes in fair value of the swaps, which was not material, is recorded currently in earnings.

Fair Value Measurements

The Predecessor’s derivative instruments are recorded at fair value, with changes in fair value recognized in net income or other comprehensive income each period as appropriate. The Predecessor’s fair value measurements are determined using the market approach and include non-performance risk and time value of money considerations. Counterparty credit is considered for receivable balances, and the Predecessor’s credit is considered for payable balances.

The Predecessor determines fair value in accordance with the fair value measurements accounting standard which established a hierarchy for the inputs used to measure the fair value of financial assets and liabilities based on the source of the input, which generally range from quoted prices for identical instruments in a principal trading

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

market (Level 1) to estimates determined using significant unobservable inputs (Level 3). Multiple inputs may be used to measure fair value, however, the level of fair value is based on the lowest significant input level within this fair value hierarchy.

Details on the methods and assumptions used to determine the fair values are as follows:

Fair value measurements based on Level 1 inputs: Measurements that are most observable and are based on quoted prices of identical instruments obtained from the principal markets in which they are traded. Closing prices are both readily available and representative of fair value. Market transactions occur with sufficient frequency and volume to assure liquidity.

Fair value measurements based on Level 2 inputs: Measurements derived indirectly from observable inputs or from quoted prices from markets that are less liquid are considered Level 2. Measurements based on Level 2 inputs include over-the-counter derivative instruments that are priced on an exchange traded curve, but have contractual terms that are not identical to exchange traded contracts. The Predecessor utilizes fair value measurements based on Level 2 inputs for its fixed forward contracts and over-the-counter commodity price swaps.

Fair value measurements based on Level 3 inputs: Measurements that are least observable are estimated from significant unobservable inputs determined from sources with little or no market activity for comparable contracts or for positions with longer durations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments which are readily convertible into cash and have maturities of three months or less when purchased.

Inventories

The Predecessor’s inventories are valued at the lower of cost or market. Cost is primarily determined using the first-in, first-out method. Inventory consists of petroleum products, natural gas and coal. The Predecessor uses derivative instruments, primarily futures and swaps, to economically hedge substantially all of its inventory. Changes in the fair value of these derivative instruments are recorded currently in cost of products sold in the Consolidated Statements of Income.

Property, Plant and Equipment, Net

Property, plant and equipment, net are recorded at historical cost. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Information technology equipment and software	3 to 5 years
Furniture and fixtures	3 to 10 years
Plant, machinery and equipment	3 to 30 years
Building and leasehold improvements	10 to 25 years

Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Maintenance and repairs are charged to expense as incurred. Costs and

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

related accumulated depreciation of properties sold or otherwise disposed of are removed from the property accounts, and any resulting gains or losses are recorded at that time. The Predecessor evaluates its property, plant and equipment for impairment when indicators are present.

Goodwill

Goodwill is defined as the excess of cost over the fair value of assets acquired and liabilities assumed in a business combination. Goodwill is not amortized but rather tested for impairment at the reporting unit level, at least annually (as of October 31 each year), by determining the fair value of the reporting unit and comparing it with its carrying value. The Predecessor has three reporting units, which are also its operating segments. The Predecessor, after applying the discounted cash flow method (Level 3 measurement) to measure the fair value of its reporting units, determined that there have been no goodwill impairments to date.

Intangibles and Other Assets, Net

Intangibles and other assets, net consist of intangible assets with finite lives, including deferred debt issuance costs and customer relationships. Intangibles and other assets are amortized over their respective estimated useful lives, principally over four to 20 years. As of December 31, 2010, the remaining terms for intangibles and other assets range up to 15 years. The Predecessor evaluates its intangible and other long-lived assets for impairment when indicators are present.

Income Taxes

The Predecessor is not a separate taxable entity for U.S. federal and certain state income tax purposes and its results are included in the consolidated U.S. federal and certain state income tax returns of Lexa International Corporation, which is the sole shareholder of the Parent. Income tax provisions and benefits, related tax payments, and current and deferred tax balances have been prepared as if the Predecessor operated as a stand-alone taxpayer for all periods presented in accordance with the tax sharing agreement between the Predecessor and the Parent. Under the tax sharing agreement, the Predecessor is obligated to pay federal and certain state taxes to the Parent. In the event that the Parent does not have a consolidated liability for federal or certain state taxes, the Predecessor is not obligated to pay the Parent for such taxes and all such amounts are reflected as capital contributions. For the years ended December 31, 2008, 2009 and 2010, the Predecessor received $2.0 million, $10.2 million and $4.0 million, respectively, of non-cash capital contributions from the Parent under the tax sharing agreement.

Income taxes are provided using the asset and liability method prescribed by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Accounting for Uncertainties in Income Taxes. Under this method, income taxes (e.g., deferred tax assets, deferred tax liabilities and taxes currently payable and tax expense) are recorded based on amounts refundable or payable in the current year and include the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred taxes are measured by applying currently enacted tax rates. The Predecessor establishes a valuation allowance for deferred tax assets when it is more likely than not that these assets will not be realized.

The Predecessor provides a reserve for income taxes based on a determination of whether and how much of a tax benefit taken by the Predecessor in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit.

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

In connection with the planned offering of limited partner interests by Sprague Resources described in Note 1, the Predecessor retrospectively adopted the provisions of ASC 740 on January 1, 2008. Prior to preparation of the Predecessor’s financial statements in accordance with Regulation S-X, the Predecessor had adopted the provisions of ASC 740 on January 1, 2009. Accordingly, these financial statements have been adjusted to reflect the retrospective adoption of ASC 740 as of January 1, 2008. The impact of adoption was not material to the Predecessor’s financial position, results of operations and cash flows. Effective with its adoption of ASC 740, the Predecessor recognizes the financial statement effect of a tax position only when management believes that it is more likely than not, that based on the technical merits, the position will be sustained upon examination. The Predecessor classifies interest and penalties associated with uncertain tax positions as income tax expense.

Foreign Currency Translation

The functional currency of the Predecessor’s foreign subsidiary, Sprague Energy Canada Ltd., which indirectly owns the ownership interests in Kildair, is the Canadian dollar. All balance sheet asset and liability accounts of the Predecessor’s foreign subsidiary are translated to U.S. dollars using rates of exchange in effect at the balance sheet dates, and its results of operations are translated using average exchange rates for the relevant period. Resulting translation adjustments are recorded as a component of stockholder’s equity in accumulated other comprehensive loss, net of tax.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, which amended ASC 820, Fair Value Measurements and Disclosures. New disclosures included in this ASU require the Predecessor to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the related reasoning for the transfers. Also included in the new disclosure requirements is the separate presentation of purchases, sales, issuances and settlements on a gross basis in the reconciliation for significant unobservable inputs, or Level 3 inputs. Further, this ASU clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value for either Level 2 or Level 3 measurements. This ASU also amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation – Retirement Benefits, to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures were effective for annual reporting periods beginning after December 15, 2009. The Predecessor’s adoption of ASU 2010-06 on January 1, 2010 had no material impact on the Predecessor’s financial statements. See Note 16.

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures. This ASU specifies the valuation techniques to be used to measure the fair value of a liability in the absence of a quoted price in an active market. This ASU was effective immediately after its release and the Predecessor’s adoption in 2009 had no material impact on the Predecessor’s financial statements or disclosures.

The Predecessor retrospectively adopted ASC 740 on January 1, 2008.

2.	Investment in Foreign Affiliate

In October 2007, the Predecessor purchased a 50% equity interest in Kildair for $38.7 million. Kildair is a North American residual fuel oil and asphalt marketer. The share purchase agreement provides for the Predecessor to acquire the remaining 50% of Kildair on October 10, 2012, subject to terms and conditions within the discretion of the Predecessor, for an additional $27.5 million Canadian plus a potential earn-out payment if EBITDA over the five year period exceeds $55.0 million Canadian. The remaining 50% of Kildair could be acquired earlier if certain

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

events occur. The difference between the acquisition cost and the fair value of net assets acquired of $13.2 million was allocated to the various assets and liabilities based on their respective fair values with amortization recorded over the useful lives of the assets or liabilities that gave rise to the difference. The investment in Kildair is accounted for using the equity method of accounting and the Predecessor’s share of its results since October 2007 have been recorded as equity in net income (loss) of foreign affiliate, in the Consolidated Statements of Income.

Summary financial information for Kildair, not adjusted for the percentage of ownership held by the Predecessor, follows:

	As of December 31,
	2009	2010
Current assets	$138,053	$155,544
Noncurrent assets	45,441	50,237
Current liabilities	76,240	107,845
Noncurrent liabilities	20,592	9,998

	For the Years Ended December 31,
	2008	2009	2010
Net sales	$444,869	$404,460	$475,062
Gross profit	43,812	43,682	12,943
Income (loss) from operations	27,242	26,296	(565)
Net income (loss)	17,084	16,416	(3,245)

The Predecessor’s equity share of earnings from its investment in Kildair, which includes amortization of the excess of the fair value over the cost of the assets acquired, for 2008, 2009 and 2010 was income of $9.4 million and $8.4 million and a loss of $2.1 million, respectively, net of tax.

3.	Accumulated Other Comprehensive Loss Net of Tax

Amounts included in accumulated other comprehensive loss, net of tax, consisted of the following:

	As of December 31,
	2009	2010
Change in fair value of interest rate swaps, net of tax	$(4,030)	$(4,015)
Cumulative foreign currency translation adjustments	(1,668)	1,344

Total accumulated other comprehensive loss, net of tax	$(5,698)	$(2,671)

4.	Accounts Receivable, Net

	As of December 31,
	2009	2010
Accounts receivable, trade	$248,876	$252,895
Less allowance for doubtful accounts	(3,134)	(2,693)

Accounts receivable, net	$245,742	$250,202

Unbilled accounts receivable, included in accounts receivable, trade, at December 31, 2009 and 2010 were $72.8 million and $56.3 million, respectively. Unbilled receivables relate primarily to the delivery and sale of natural gas to customers in the current month. Such amounts are invoiced to the customer the following month when actual usage data becomes available.

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

A reconciliation of the beginning and ending amount of allowance for doubtful accounts is as follows:

	Balance at Beginning of Period	Charged to Expense	Charges (to) From Another Account	Deductions	Balance at End of Period
Balance, December 31, 2008:
Deducted from asset accounts:
Allowance for doubtful accounts	$4,405	$4,850	$—	$352	$8,903
Allowance for notes receivable	943	—	—	—	943

Total	5,348	4,850	—	352	9,846

Balance, December 31, 2009:
Deducted from asset accounts:
Allowance for doubtful accounts	8,903	1,979	(3,786)	3,962	3,134
Allowance for notes receivable	943	85	3,786	3,141	1,673

Total	9,846	2,064	—	7,103	4,807

Balance, December 31, 2010:
Deducted from asset accounts:
Allowance for doubtful accounts	3,134	591	—	1,032	2,693
Allowance for notes receivable	1,673	575	—	57	2,191

Total	$4,807	$1,166	$—	$1,089	$4,884

5.	Inventories

	As of December 31,
	2009	2010
Petroleum and related products	$283,365	$318,027
Coal	9,842	3,394
Natural gas	1,658	1,955
Other	8	49

Inventories	$294,873	$323,425

Due to a downturn in the global economy and the ensuing drop in the price of crude oil and refined products in 2008, the Predecessor recorded a charge of $9.1 million to reduce inventory to the lower of cost or market. This charge was included in cost of products sold in the Consolidated Statements of Income. No such provisions were necessary in 2009 or 2010.

6.	Other Current Assets

	As of December 31,
	2009	2010
Margin deposits with brokers	$24,262	$22,492
Prepaid expenses	2,466	2,116
Other	9,314	11,272

Other current assets	$36,042	$35,880

Included in other current assets at December 31, 2009 and 2010 are prepayments made to a supplier, primarily for future fuel oil purchases, of $5.4 million and $6.5 million, respectively.

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

7.	Property, Plant and Equipment, Net

	As of December 31,
	2009	2010
Plant, machinery, furniture and fixtures	$165,795	$174,275
Buildings and leasehold improvements	12,205	12,308
Land and land improvements	15,838	16,211
Construction in progress	465	1,157

Property, plant and equipment, gross	194,303	203,951

Less: accumulated depreciation	(91,354)	(100,490)

Property, plant and equipment, net	$102,949	$103,461

Depreciation expense for the years ended December 31, 2008, 2009 and 2010 was $9.5 million, $9.4 million and $9.1 million, respectively.

Property, plant and equipment includes the following amounts for capital leases:

	As of December 31,
	2009	2010
Plant, machinery, furniture and fixtures	$12,627	$12,799
Buildings and leasehold improvements	4,281	4,281
Land and land improvements	251	251

Capital leases, gross	17,159	17,331

Less: accumulated amortization	(3,583)	(4,268)

Capital leases, net	$13,576	$13,063

Amortization expense on capital lease assets was $0.7 million for each of the years ended December 31, 2008, 2009 and 2010.

8.	Intangible and Other Assets, Net

	As of December 31,
	2009	2010
Deferred debt issuance costs	$—	$7,331
Customer relationships, net	2,495	2,064
Other	2,251	1,513

Intangible and other assets, net	$4,746	$10,908

The Predecessor recorded intangible amortization expense of $2.5 million, $2.8 million and $3.9 million during the years ended December 31, 2008, 2009 and 2010, respectively, related primarily to amortization of deferred debt issuance costs and customer relationships. The amortization of deferred debt issuance costs is recorded in interest expense.

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Customer Relationships

		As of December 31, 2009
	Remaining Useful Life (Years)	Gross	Accumulated Amortization	Net
Customer relationships	3-16	$5,000	$2,505	$2,495

		As of December 31, 2010
	Remaining Useful Life (Years)	Gross	Accumulated Amortization	Net
Customer relationships	3-15	$5,000	$2,936	$2,064

Amortization of customer relationships is calculated by the sum-of-the-years’-digits method over the periods of expected benefit, which have remaining lives ranging up to 15 years as of December 31, 2010. The Predecessor believes the sum-of-the-years’-digits method of amortization properly reflects the timing of the recognition of the economic benefits realized from its customer relationships assets. Based on the current customer relationships subject to amortization, the estimated amortization expense for 2011, 2012, 2013, 2014 and 2015 is $0.4 million, $0.3 million, $0.2 million, $0.2 million and $0.2 million, respectively. As acquisitions and dispositions occur in the future, these amounts may vary.

9.	Accrued Liabilities

	As of December 31,
	2009	2010
Customer prepayments and deposits	$14,504	$13,717
Product costs payable	3,810	8,062
Accrued wages and benefits	12,264	7,709
Other	9,808	6,574

Accrued liabilities	$40,386	$36,062

10.	Debt

	As of December 31,
	2009	2010
Current debt
Credit facilities	$324,350	$140,838
Subordinated debt to Parent	35,000	—
Unsecured debt	10,000	—
Capital leases	128	227

Current debt	369,478	141,065

Long-term debt
Credit facilities	—	263,562
Capital leases	3,737	3,677

Long-term debt	3,737	267,239

Debt	$373,215	$408,304

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Credit Agreement

The Predecessor’s revolving credit agreement (the “Credit Agreement”) was refinanced in 2010 and has a maturity date of May 28, 2014. The Credit Agreement is used to fund working capital, letters of credit and acquisitions and is secured by the Predecessor’s assets. At December 31, 2010, borrowings under the Credit Agreement bore interest based on LIBOR, plus a specified margin, which is a function of the utilization of the Credit Agreement. As of December 31, 2009 and 2010, the working capital facility had a borrowing base of $475.0 million and $625.0 million, respectively, and the acquisition facility had a borrowing base of $50.6 million and $100.0 million, respectively. As of December 31, 2009 and 2010, borrowings were $324.4 million and $404.4 million, respectively, and outstanding letters of credit were $48.2 million and $60.3 million, respectively. The Credit Agreement is subject to borrowing base reporting and, as of December 31, 2010, excess availability under the working capital and acquisition facilities was $40.6 million and $103.7 million, respectively. The weighted average interest rate at December 31, 2009 and 2010, was 2.43% and 3.08%, respectively. At December 31, 2009 and 2010, the balance of the acquisition line was $103.7 million and $40.6 million, respectively. The current portion of the Credit Agreement at December 31, 2010, represents the amount the Predecessor intends to repay during 2011, and at December 31, 2009 represented the amount due in 2010.

The Credit Agreement contains certain restrictions and covenants among which are a minimum level of net working capital and tangible net worth, limitation on the incurrence of indebtedness and fixed charge coverage and funded debt leverage ratios. As of December 31, 2010, the Predecessor was in compliance with these financial covenants.

Subordinated Debt to Parent

On December 31, 2009, the Predecessor had $35.0 million of subordinated debt due to the Parent that was comprised of a $20.0 million note and a $15.0 million note both bearing interest at 2.98% per annum, both of which were paid in full during February 2010. The subordinated debt due to the Parent was subordinated to the Credit Agreement. There was no subordinated debt outstanding at December 31, 2010.

Unsecured Debt

On December 31, 2009, the Predecessor had $10.0 million of unsecured debt bearing interest at 3.48%. The unsecured debt was owed to a third-party financial institution and was subordinated to the Credit Agreement. The Predecessor repaid this unsecured debt in January 2010. There was no unsecured debt outstanding at December 31, 2010.

Capital Leases

The Predecessor holds leases for warehouse space, dock facilities and other equipment, several of which are recorded as capital leases. At December 31, 2009 and 2010, the Predecessor had short-term capital lease obligations of $0.1 million and $0.2 million, respectively, included in current portion of long-term debt and long-term capital lease obligations of $3.7 million and $3.7 million, respectively, included in long-term debt on the Consolidated Balance Sheets. These balances do not include the obligations related to its Searsport, Maine terminal.

Interest Rate Swaps

The Predecessor has entered into interest rate swaps to manage its exposure to changes in interest rates. The Predecessor swaps the variable LIBOR interest rate payable under the Credit Agreement for fixed LIBOR interest

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

rates. The Predecessor’s interest rate swaps have been designated as cash flow hedges. Counterparties to the Predecessor’s interest rate swaps are large multinational banks and the Predecessor does not believe there is a material risk of counterparty non-performance. The notional value of the cash flow hedges is $285.0 million at December 31, 2009 and 2010, which is comprised of a base amount of $185.0 million and seasonal swaps totaling $100.0 million. The base level cash flow hedges expire in January 2012. The $100.0 million of seasonal swaps at December 31, 2010 increase to $150.0 million during January 2011, and decrease to $125.0 million in February 2011 before expiring by the end of March 2011. The Predecessor records unrealized gains and losses on its interest rate swaps as a component of accumulated other comprehensive loss, net of tax, which is reclassified to earnings as interest expense when the payments are made. As of December 31, 2010, the amount of unrealized losses, net of tax, expected to be reclassified to earnings in 2011 was $2.3 million. There was no material ineffectiveness determined for the interest rate swaps for the years ended December 31, 2008, 2009 and 2010. Any ineffectiveness is recorded as interest expense in the Consolidated Statements of Income.

11.	Related Party Transactions

The Parent charged the Predecessor $1.3 million for each of the years ended December 31, 2008, 2009 and 2010 for certain administrative services that were performed on behalf of the Predecessor. Such amounts are included in selling, general and administrative expense. In 2009 and 2010, the Predecessor made distributions to the Parent of $16.3 million and $39.0 million, respectively, as permitted by the Credit Agreement. Intercompany activities are settled monthly and do not bear interest. There are no material intercompany accounts receivable or intercompany accounts payable balances outstanding as of December 31, 2009 and 2010. See Note 14.

The Predecessor at times acquires inventory and enters into derivative contracts with Kildair. During 2008, 2009 and 2010, these transactions were not material. There were no material intercompany balances with Kildair at December 31, 2009 and 2010.

12.	Other Liabilities

	As of December 31,
	2009	2010
Port Authority terminal obligations	$10,948	$10,599
Postretirement benefit obligations	3,882	4,129
Environmental abatement obligation	2,785	2,643
Other	4,137	2,799

Other liabilities	$21,752	$20,170

The Port Authority terminal obligations represent long-term obligations of the Predecessor to a third party, which constructed dock facilities at the Predecessor’s Searsport, Maine terminal. These amounts will be repaid by future wharfage fees incurred by the Predecessor for the use of these facilities. The short-term portion of these obligations is $0.7 million, which is included in accrued liabilities. The Predecessor has exclusive rights to the use of the dock facilities through a license and operating agreement (“License Agreement”), which expires in 2033. The License Agreement provides the Predecessor the option to purchase the dock facilities at any time at an amount equal to the remaining license fees due. The related dock facilities assets are treated as a capital lease and are included in property, plant and equipment.

Postretirement benefit obligations are comprised of actuarially determined postretirement healthcare, life insurance and other postretirement benefits. See Note 14.

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The environmental abatement obligation is undiscounted and relates to an agreement that was assumed as part of the acquisition of an oil terminal in New Bedford, Massachusetts in 2005. Based on the agreement, the Predecessor is obligated to perform certain environmental abatement activities on or before December 28, 2017. This liability is being distributed in connection with the planned offering by Sprague Resources.

13.	Income Taxes

The income tax provision (benefit) attributable to operations is summarized as follows:

	For the Years Ended December 31,
	2008	2009	2010
Current
U.S. federal income tax	$2,234	$10,365	$2,863
State and local income taxes	950	3,011	1,410
Foreign income taxes	1	—	10

Total current income tax provision	3,185	13,376	4,283

Deferred
U.S. federal income tax	4,287	(1,319)	4,637
State and local income taxes	1,361	(214)	1,368

Total deferred income tax provision (benefit)	5,648	(1,533)	6,005

Total income tax provision	$8,833	$11,843	$10,288

Reconciliations of the statutory U.S. federal income tax to the effective income tax for operations are as follows:

	For the Years Ended December 31,
	2008	2009	2010
Statutory U.S. federal income tax at 35%	$7,311	$8,101	$9,846
State and local income taxes, net of federal tax	1,515	1,830	1,801
Foreign earnings	—	1,750	(1,750)
Other, including non-recurring items	7	162	391

Total income tax provision	$8,833	$11,843	$10,288

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The components of the deferred tax assets (liabilities) are as follows:

	As of December 31,
	2009	2010
Deferred tax assets (liabilities)

Current
Bad debts	$1,138	$932
Inventories	9,915	7,008
Compensation	4,137	2,283
Other	1,017	1,014

Current	16,207	11,237

Non-current
Pension and postretirement benefits	773	624
Depreciation and amortization	(23,992)	(25,009)
Compensation	847	785
Other temporary differences, net	3,221	3,403

Non-current	(19,151)	(20,197)

Net deferred tax liabilities	$(2,944)	$(8,960)

The Predecessor has not recognized deferred income taxes on the undistributed earnings of Sprague Energy Canada Ltd., which owns the ownership interests in Kildair, of approximately $15.6 million, because the Predecessor expects to indefinitely reinvest these earnings in operations outside of the U.S. Upon repatriation of those earnings, in the form of dividends or otherwise, the Predecessor could be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and Canadian withholding taxes of approximately $2.4 million.

At December 31, 2009 and 2010, the Predecessor had state net operating loss carryforwards of approximately $0.3 million, which begin to expire in 2022. The Predecessor has not recorded a valuation allowance against the related deferred tax assets because it has determined that it is more likely than not that the deferred tax assets will be realized.

Effective January 1, 2008, the Predecessor retrospectively adopted ASC 740 as it relates to accounting for uncertainty in income taxes. As a result, the Predecessor recognized an adjustment to retained earnings for the unrecognized income tax benefits at the adoption date of January 1, 2008 of $0.2 million.

The Predecessor is not a separate taxable entity for U.S. federal and certain state income tax purposes and its results are included in the consolidated U.S. federal and certain state income tax returns of Lexa International Corporation, which is the sole shareholder of the Parent. Income tax provisions and benefits, related tax payments, and current and deferred tax balances have been prepared as if the Predecessor operated as a stand-alone taxpayer for all periods presented in accordance with the tax sharing agreement between the Predecessor and the Parent. Under the tax sharing agreement, the Predecessor is obligated to pay federal and certain state taxes to the Parent. In the event that the Parent does not have a consolidated liability for federal or certain state taxes, the Predecessor is not obligated to pay the Parent for such taxes and all such amounts are reflected as capital contributions. For the years ended December 31, 2008, 2009 and 2010, the Predecessor received $2.0 million, $10.2 million and $4.0 million, respectively, of non-cash capital contributions from its Parent under the tax sharing agreement.

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

With respect to the consolidated U.S. federal and certain state returns filed by Lexa International Corporation, the statute of limitations for assessment by the Internal Revenue Service (“IRS”) is closed for tax years ending prior to December 31, 2007, and for state tax authorities is closed for years prior to December 31, 2006, although carryforward attributes that were generated prior to tax year 2007 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. In 2010, the IRS finalized an examination of Lexa International’s U.S. income tax returns for 2006, 2007, and 2008. As a result of the IRS settlement, the reserve for uncertain tax benefits decreased by $1.7 million including federal and state income taxes, as well as interest and penalties.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2009	2010
Balance at January 1	$1,678	$1,671	$1,863
Additions related to current year	52	33	—
Additions related to prior years positions	237	398	27
Reductions related to prior years positions	(296)	(239)	—
Settlements with taxing authorities	—	—	(1,671)

Balance at December 31	$1,671	$1,863	$219

As of December 31, 2010, the Predecessor’s reserve for uncertain tax positions amounted to $0.2 million including interest. This balance is not expected to reverse during the next 12 months. The Predecessor recognizes accrued interest and penalties related to unrecognized tax benefits in the income tax provision. It is the Parent’s policy not to charge the Predecessor for interest with respect to tax liabilities which will be settled as capital contributions in accordance with the Tax Sharing Agreement. During the years ended December 31, 2008, 2009 and 2010, the interest and penalties recognized by the Predecessor were immaterial.

14.	Retirement Plans

Pension Plans

The Predecessor participates in a noncontributory defined benefit pension plan, the Axel Johnson Inc. Retirement Plan (the “Plan”), sponsored by the Parent. Benefits under the Plan were frozen as of December 31, 2003, and are based on a participant’s years of service and compensation through December 31, 2003. The Plan’s assets are invested principally in equity and fixed income securities. The Parent’s policy is to satisfy the minimum funding requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Predecessor also participates in an unfunded pension plan, the Axel Johnson Inc. Retirement Restoration Plan, for employees whose benefits under the defined benefit pension plan were reduced due to limitations under federal tax laws. Benefits under this plan were frozen as of December 31, 2003. The Predecessor has accrued $1.0 million and $1.1 million for its portion of the unfunded Retirement Restoration Plan as of December 31, 2009 and 2010, respectively.

Both the Plan and the Retirement Restoration Plan are administered by the Parent. The Parent charges the Predecessor for the costs of these benefits based on the Predecessor’s calculated portion of the expenses under these plans. Charges or credits related to these employee benefit plans were $0.3 million credit, $0.1 million expense and $0.4 million expense during 2008, 2009 and 2010, respectively.

Eligible employees receive a defined contribution retirement benefit generally equal to a defined percentage of their eligible compensation. This contribution by the Predecessor to employee accounts in Axel Johnson Inc.’s

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Thrift and Defined Contribution Plan is in addition to any Predecessor match on 401(k) contributions that employees currently choose to make. The Predecessor made total 401(k) contributions of $2.7 million, $3.0 million and $3.0 million during 2008, 2009 and 2010, respectively.

Other Postretirement Benefits

The Parent and some of its subsidiaries, which include the Predecessor, have a number of health care and life insurance benefit plans covering eligible employees who reach retirement age while working for the Parent. The plans are not funded. In general, employees hired after December 31, 1990, are not eligible for postretirement health care benefits. The Predecessor has accrued $3.2 million and $3.4 million at December 31, 2009 and 2010, respectively, and has recorded postretirement expense of $0.6 million, $0.4 million and $0.5 million during 2008, 2009 and 2010, respectively, related to these plans.

15.	Segment Reporting

The Predecessor is a wholesale and commercial distributor engaged in the purchase, storage, distribution and sale of refined products and natural gas, and also provides storage and handling services for a broad range of materials. The Predecessor has three operating segments that comprise the structure used by the chief operating decision makers (CEO and COO) to make key operating decisions and assess performance. These segments are refined products, natural gas and materials handling.

The Predecessor’s refined products segment purchases a variety of refined products, such as heating oil, diesel fuel, residual fuel oil, kerosene, jet fuel and gasoline (primarily from refining companies, trading organizations and producers), and sells them to its customers. The Predecessor has wholesale customers who resell the refined products they purchase from the Predecessor and commercial customers who consume the refined products they purchase from the Predecessor. The Predecessor’s wholesale customers consist of home heating oil retailers and diesel fuel and gasoline resellers. The Predecessor’s commercial customers include federal and state agencies, municipalities, regional transit authorities, large industrial companies, hospitals and educational institutions.

The Predecessor’s natural gas segment purchases, sells and distributes natural gas to commercial and industrial customers in the Northeast and Mid-Atlantic states. The Predecessor purchases natural gas from natural gas producers and trading companies.

The Predecessor’s materials handling segment offloads, stores, and/or prepares for delivery a variety of products, including asphalt, clay slurry, salt, gypsum, coal, petroleum coke, caustic soda, tallow, pulp and heavy equipment. These services are fee-based activities which are generally conducted under multi-year agreements.

The Predecessor evaluates segment performance based on adjusted gross margin, which is gross margin excluding unrealized inventory hedging gains and losses, before allocations of corporate, terminal and trucking operating costs, depreciation, amortization, and interest. Based on the way the business is managed, it is not reasonably possible for the Predecessor to allocate the components of operating costs and expenses among the operating segments. There were no intersegment sales for any of the years presented below.

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Summarized financial information for the Predecessor’s reportable segments for the years ended December 31 is presented in the table below:

	For the Years Ended December 31,
	2008	2009	2010
Net Sales:
Refined products	$3,522,838	$2,026,264	$2,427,338
Natural gas	576,008	396,092	343,168
Materials handling	57,596	37,759	46,685

Net Sales	4,156,442	2,460,115	2,817,191

Adjusted gross margin(1):
Refined products	88,059	121,776	99,746
Natural gas	21,834	14,491	6,504
Materials handling	33,275	25,181	30,258

Adjusted gross margin	143,168	161,448	136,508

Reconciliation to gross margin(2):
Unrealized hedging gain (loss) on inventory	7,969	(14,977)	4,382

Gross margin	$151,137	$146,471	$140,890

Operating costs and expenses not allocated to operating segments:
Operating expenses	46,761	44,448	41,102
Selling, general and administrative	49,687	47,836	40,625
Depreciation and amortization	11,020	10,615	10,531

Total operating costs and expenses	107,468	102,899	92,258

Operating income	43,669	43,572	48,632
Other income	159	—	894
Interest income	1,181	383	503
Interest expense	(24,120)	(20,809)	(21,897)
Income tax provision	(8,833)	(11,843)	(10,288)
Equity in net income (loss) of foreign affiliate	9,416	8,441	(2,123)

Net Income	$21,472	$19,744	$15,721

(1)	Adjusted gross margin is a non-GAAP financial measure used by management and external users of the Predecessor’s consolidated financial statements to assess the Predecessor’s economic results of operations and its market value of inventory for reporting to lenders.
(2)	Reconciliation of adjusted gross margin to gross margin, a comparable GAAP measure.

The Predecessor had no single customer whose revenue was material to the total revenues of the Predecessor for the years ended December 31, 2008, 2009 and 2010.

The Predecessor had foreign sales of $77.5 million, $29.6 million and $27.7 million for the years ended December 31, 2008, 2009 and 2010, respectively. The Predecessor’s foreign sales are primarily for sales of natural gas to its customers in Canada.

The Predecessor holds a 50% equity investment in a foreign Canadian corporation, Kildair, which is a residual fuel oil and asphalt marketer. See Note 2, “Investment in Foreign Affiliate,” for information on Kildair’s financial position and performance.

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Segment Assets

Due to the comingled nature and uses of the Predecessor’s fixed assets, the Predecessor does not track its fixed assets between its refined products and materials handling operating segments. There are no significant fixed assets attributable to the natural gas reportable segment. As of December 31, 2008, 2009 and 2010, goodwill for the refined products, natural gas and materials handling operating segments amounted to $29.2 million, $4.4 million and $4.8 million, respectively.

16.	Financial Instruments and Off-Balance Sheet Risk

Market and Credit Risk

The Predecessor manages the risk of market fluctuations in the price and transportation costs of its commodities through the use of derivative instruments. The volatility of prices for energy commodities can be significantly influenced by market supply and demand, changes in seasonal demand, weather conditions, transportation availability, and federal and state regulations. The Predecessor monitors and manages its exposure to market risk on a daily basis in accordance with approved policies.

The Predecessor has a number of financial instruments that are potentially at risk including cash and cash equivalents, receivables and derivative contracts. The Predecessor’s primary exposure is credit risk related to its receivables and counterparty performance risk related to the fair value of derivative assets, which is the loss that may result from a customer’s or counterparty’s non-performance. The Predecessor uses credit policies to control credit risk, including utilizing an established credit approval process, monitoring customer and counterparty limits, employing credit mitigation measures such as analyzing customer financial statements, and accepting personal guarantees and various forms of collateral.

The Predecessor believes that its counterparties will be able to satisfy their contractual obligations. Credit risk is limited by the large number of customers and counterparties comprising the Predecessor’s business and their dispersion across different industries.

The Predecessor’s cash is in demand deposit and other short-term investment accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Predecessor has not experienced any losses on such accounts.

Cash, Cash Equivalents and Accounts Receivable

As of December 31, 2009 and 2010, the carrying amounts of cash, cash equivalents and accounts receivable approximate fair value because of the short maturity of these instruments.

Debt

As of December 31, 2009 and 2010, the carrying value of the Predecessor’s debt approximated fair value due to the short-term and variable interest nature of the debt.

Derivative Instruments

Derivative instruments are recorded at fair value on the Consolidated Balance Sheets. The Predecessor had no right to reclaim or obligation to return cash collateral as of December 31, 2009 or 2010.

The Predecessor enters into some master netting arrangements to mitigate credit risk with significant counterparties. Master netting arrangements are standardized contracts that govern all specified transactions with the same counterparty and allow the Predecessor to terminate all contracts upon occurrence of certain events, such as a counterparty’s default. The Predecessor has elected not to offset the fair value of its derivatives, even where these arrangements provide the right to do so.

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Commodity Derivatives

The Predecessor utilizes futures contracts, forward contracts, swaps, options and other derivatives in an effort to minimize the impact of commodity price fluctuations. On a selective basis and within the Predecessor’s risk management guidelines, the Predecessor utilizes futures contracts, forward contracts, swaps, options and other derivatives to generate profits from changes in market prices. The Predecessor’s commodity derivative contracts are accounted for at fair value with associated gains and losses recorded currently in earnings. The Predecessor believes there is no significant credit risk related to its derivative instruments which are transacted through counterparties meeting established credit and collateral criteria.

The Predecessor records all derivative instruments at fair value. The Predecessor determines fair value in accordance with the fair value measurements accounting standard ASC 820, which established a hierarchy that categorized the sources of inputs, which generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using significant unobservable inputs (Level 3). When Level 1 inputs are available within a particular market, those inputs are selected for determination of fair value over Level 2 or 3 inputs in the same market. To value Level 2 derivatives, the Predecessor uses observable inputs for similar instruments that are available from exchanges, pricing services or broker quotes. These observable inputs may be supplemented with other methods, including internal extrapolation, that result in the most representative prices for instruments with similar characteristics. The Predecessor values Level 3 derivatives based on estimates using related market data, determined from less observable or objective sources with little or no market activity for comparable contracts. Multiple inputs may be used to measure fair value, however, the level of fair value for each financial asset or liability presented below is based on the lowest significant input level within this fair value hierarchy.

The following table presents all financial assets and financial liabilities of the Predecessor measured at fair value on a recurring basis as of December 31, 2009 and 2010:

	As of December 31, 2009
	Fair Value Measurement	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial assets:
Commodity fixed forwards	$45,100	$—	$45,100	$—
Commodity derivative swaps	392	—	392	—
Interest rate swaps	335	—	335	—

Total	$45,827	$—	$45,827	$—

Financial liabilities:
NYMEX contracts	$4	$4	$—	$—
Commodity fixed forwards	36,747	—	36,747	—
Commodity derivative swaps	403	—	403	—
Interest rate swaps	7,075	—	7,075	—

Total	$44,229	$4	$44,225	$—

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

	As of December 31, 2010
	Fair Value Measurement	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial assets:

Commodity fixed forwards	$35,271	$—	$35,271	$—
Commodity derivative swaps	662	—	662	—
Interest rate swaps	482	—	482	—

Total	$36,415	$—	$36,415	$—

Financial liabilities:

NYMEX contracts	$84	$84	$—	$—
Commodity fixed forwards	51,642	—	51,642	—
Commodity derivative swaps	13	—	13	—
Interest rate swaps	7,197	—	7,197	—

Total	$58,936	$84	$58,852	$—

The following table presents fair values of derivative contracts used by the Predecessor for risk management purposes as of December 31, 2009 and 2010:

	As of December 31, 2009
	Fair Value of Derivative Assets	Fair Value of Derivative Liabilities
NYMEX contracts	$—	$4
Commodity fixed forwards	45,100	36,747
Commodity derivative swaps	392	403

Total	$45,492	$37,154

	As of December 31, 2010
	Fair Value of Derivative Assets	Fair Value of Derivative Liabilities
NYMEX contracts	$—	$84
Commodity fixed forwards	35,271	51,642
Commodity derivative swaps	662	13

Total	$35,933	$51,739

The following table presents total realized and unrealized gains and (losses) on derivative instruments utilized for risk management purposes. Such amounts are included in cost of products sold in the Consolidated Statements of Income for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
Refined products contracts	$175,107	$(21,323)	$(22,773)
Natural gas contracts	2,221	(3,222)	(16,202)

Total	$177,328	$(24,545)	$(38,975)

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

Included in realized and unrealized gains and (losses) on derivatives instruments above are realized and unrealized gains and (losses) on discretionary trading activities as follows:

	2008	2009	2010
Refined products contracts	$2,917	$1,035	$1,717
Natural gas contracts	4,843	(2,459)	(6,016)

Total	$7,760	$(1,424)	$(4,299)

The following table presents the gross volume of commodity derivative instruments outstanding as of December 31, 2009 and 2010:

	As of December 31, 2009
	Barrels	MMBTUs
Long contracts	8,355	43,196
Short contracts	(11,355)	(39,289)

	As of December 31, 2010
	Barrels	MMBTUs
Long contracts	10,989	22,323
Short contracts	(13,987)	(19,749)

Cash Flow Hedges

To designate a derivative as a cash flow hedge, the Predecessor documents at inception the assessment that the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. The assessment, updated at least quarterly, is based on the most recent relevant historical correlation between the derivative and the item hedged. If during the term of the derivative, the hedge is found to be less than highly effective, hedge accounting is prospectively discontinued and the remaining gains and losses are reclassified to income in the current period.

Interest Rate Derivatives

The Predecessor utilizes interest rate swaps to manage its exposure to floating rate LIBOR borrowings. At December 31, 2010, the Predecessor held 14 interest rate swaps to hedge actual and forecasted LIBOR borrowings which were designated as cash flow hedges. At December 31, 2010, the notional value of the cash flow hedges was $285.0 million. The maturities of cash flow hedges outstanding at December 31, 2010, range between two and 48 months. Counterparties to the Predecessor’s interest rate swaps are large multinational banks and the Predecessor does not believe there is material risk of counterparty non-performance.

There was no material ineffectiveness determined for the cash flow hedges for the years ended December 31, 2008, 2009 and 2010. Any ineffectiveness is recorded as Interest expense in the Consolidated Statements of Income. See Note 10.

The following table presents fair values of the derivative contracts designated as cash flow hedges by the Predecessor as of December 31, 2009 and 2010:

	As of December 31, 2009
	Fair Value of Derivative Assets	Fair Value of Derivative Liabilities
Interest rate swaps	$335	$7,075

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

	As of December 31, 2010
	Fair Value of Derivative Assets	Fair Value of Derivative Liabilities
Interest rate swaps	$482	$7,197

The following table presents the location of the gains and losses on derivative contracts designated as cash flow hedging instruments reported in the Consolidated Statements of Income as other comprehensive loss (“OCL”) for the years ended December 31, 2008, 2009 and 2010:

	For the Year Ended December 31, 2008
	Amount of Derivative Loss Recognized in OCL	Amount of Derivative Loss Reclassified From Accumulated OCL Into Income
Interest rate swaps	$2,170	$3,629

	For the Year Ended December 31, 2009
	Amount of Derivative Loss Recognized in OCL	Amount of Derivative Loss Reclassified From Accumulated OCL Into Income
Interest rate swaps	$4,344	$7,412

	For the Year Ended December 31, 2010
	Amount of Derivative Loss Recognized in OCL	Amount of Derivative Loss Reclassified From Accumulated OCL Into Income
Interest rate swaps	$7,041	$7,066

17.	Commitments and Contingencies

Leases

The Predecessor has leases for a refined products terminal, refined products storage, maritime charters, office and plant facilities, computer and other equipment for periods extending to 2029. Renewal options exist for a substantial portion of these leases. For operating leases, rental expense was $3.7 million, $3.7 million and $2.7 million for 2008, 2009 and 2010, respectively.

The following table summarizes the future annual payments for operating leases as of December 31, 2010:

Amount
2011	$9,478
2012	7,718
2013	6,554
2014	2,935
2015	271
Thereafter	985

Total	$27,941

Sprague Energy Corp. (Predecessor)

Notes to Consolidated Financial Statements—(continued)

(in thousands unless otherwise stated)

The following table summarizes the future annual payments for capital leases and long-term terminal obligations as of December 31, 2010:

Amount
2011	$1,090
2012	1,080
2013	1,026
2014	1,026
2015	1,027
Thereafter	12,193

Total future capital leases and long-term terminal obligations payments	17,442
Less: future interest expense	(2,299)

Total capital leases and long-term terminal obligations	$15,143

Legal, Environmental and Other Proceedings

The Predecessor is involved in various lawsuits, other proceedings and environmental matters, all of which arose in the normal course of business. While it is impossible to determine the ultimate legal and financial liability with respect to certain contingent liabilities and claims, the Predecessor believes, based upon its examination of currently available information, its experience to date, and advice from legal counsel, that the individual and aggregate liabilities resulting from the ultimate resolution of these contingent matters will not have a material adverse impact on the Predecessor’s consolidated results of operations, financial position or cash flows.

18.	Quarterly Financial Data (Unaudited)

Unaudited quarterly financial data is as follows:

	For the Year Ended December 31, 2009
	First	Second	Third	Fourth	Total
Net sales	$922,642	$428,720	$397,643	$711,110	$2,460,115
Gross margin	49,735	16,038	46,863	33,835	146,471
Net income (loss)	9,806	(7,674)	16,238	1,374	19,744

	For the Year Ended December 31, 2010
	First	Second	Third	Fourth	Total
Net sales	$924,621	$516,420	$496,489	$879,661	$2,817,191
Gross margin	50,806	36,649	7,678	45,757	140,890
Net income (loss)	12,218	8,357	(13,737)	8,883	15,721

Report of Independent Registered Public Accounting Firm

Sprague Resources GP LLC,

General Partner of Sprague Resources LP

We have audited the accompanying balance sheet of Sprague Resources LP (the Company), as of June 23, 2011, date of inception. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of June 23, 2011, date of inception, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

July 27, 2011

Sprague Resources LP

Balance Sheet

As of June 23, 2011 (Date of Inception)
Assets
Total assets	$—

Liabilities
Total liabilities	$—

Partners’ equity
Organizational limited partner	$990
General partner	10
Receivables from partners	(1,000)

Total partners’ equity	—

Total liabilities and partners’ equity	$—

The accompanying note is an integral part of this balance sheet.

Sprague Resources LP

Note to Balance Sheet

1.	Nature of Operations

Sprague Resources LP (the “Partnership”) is a Delaware limited partnership formed on June 23, 2011 to engage in any lawful activity for which limited partnerships may be organized under the Delaware Revised Limited Partnership Act including, but not limited to, actions to form a limited liability company and/or acquire assets owned by Sprague Operating Resources LLC, an entity engaged in the sale of energy products, as well as materials handling operations.

The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering. In addition, the Partnership will issue common and subordinated units, representing additional limited partner interests, to Sprague Resources Holdings LLC (the “Organizational Limited Partner”). Sprague Resources GP LLC (the “General Partner”) will maintain a 1% general partner interest in the Partnership. The Partnership will issue to the Organizational Limited Partner the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 49.0%, of the distributions the Partnership makes in excess of certain target distribution amounts.

The Organizational Limited Partner and the General Partner have committed to contribute $990 and $10, respectively, as a capital contribution to the Partnership. These receivables from the partners are reflected as a reduction to partner’s equity.

APPENDIX A

FIRST AMENDED AND RESTATED AGREEMENT

OF

LIMITED PARTNERSHIP OF SPRAGUE RESOURCES LP

To be filed by amendment.

A-1

APPENDIX B

GLOSSARY

“Accretive acquisition”	An acquisition that is expected to increase net sales or cash flow on a per unit basis.

“Associated gas”	Natural gas that is essentially part of a crude oil reservoir, either dissolved in the oil or as a separate gas phase.

“Backwardation”	Market structure where prices for future delivery requirements are lower than spot prices.

“Basis risk”	The inherent market price risk created when a commodity of certain grade or location is purchased, sold or exchanged as compared to a purchase, sale or exchange of commodity at a different time or place, including, without limitation, transportation costs and timing differentials.

“Bcf”	Billion cubic feet. The standard volume of measure for natural gas.

“BCM”	Length from bow to center manifold on a ship.

“Bbl”	One barrel, equal to 42 U.S. gallons. The standard volume of measure for crude oil and refined products.

“Bunker fuel”	Residual fuel oil used to power ship engines.

“Carry”	When used in reference to “carry economics” or similar terms, refers to margin captured when holding inventory in a contango market structure due to systematically exiting hedge positions and replacing with similar positions in a future delivery period.

“CME”	Chicago Mercantile Exchange.

“CNG”	Compressed natural gas.

“Commodity risk”	The risk of unfavorable market fluctuations in the price of commodities such as refined products and natural gas.

“Contango”	Market structure where prices for future delivery requirements are higher than spot prices.

“Degree Days”	An industry measurement of temperature designed to evaluate energy demand and consumption. Degree days are based on how much the average temperature departs from a human comfort level of 65°F.

“Distillates”	Primarily heating oil, diesel fuel, kerosene and jet fuel.

“Downstream sector”	In the energy industry, refers to the refining of crude oil along with all other related activities through sales of refined products to end users.

“Drayage”	Short distance truck transport of containers to and from warehouses to the loading area.

“Dry gas”	Purified natural gas, or essentially pure methane following removal of other hydrocarbons and non-hydrocarbon contaminants.

“Exchange agreements”	Arrangements with other suppliers allowing customers to take delivery of product at a terminal or facility that is not owned or leased by us.

“FERC”	Federal Energy Regulatory Commission.

“FOB”	Free on board.

“Forward transactions”	Sales where deliveries are expected in the future and are typically based on forward market prices.

“GHG”	Greenhouse gas.

“Heavy oils”	Finished petroleum products such as residual fuel oil and asphalt.

“HO”	No. 2 home heating oil.

“ICE”	Intercontinental Exchange, Inc.

“LCM”	Lower of cost or market.

“LDCs”	Local distribution companies.

“Light oils”	Finished petroleum products such as gasoline and distillates, including heating oil, kerosene, aviation fuel and diesel.

“LNG”	Liquefied natural gas.

“LOA”	Length overall, in reference to the length of a vessel.

“Midstream sector”	In the energy industry, refers to the storage, transportation and distribution of crude oil, refined products and natural gas.

“MMBtu”	One million British thermal units. One British thermal unit is equivalent to the amount of heat required to raise the temperature of one pound of water by one degree. A standard measure for natural gas pricing purposes, particularly in the United States.

“Natural gas”	Several hydrocarbons that occur naturally underground in a gaseous state. Natural gas is normally mostly methane, but other components include ethane, propane and butane. Natural gas that is sold to consumers is composed primarily of methane. Please see “Wet gas” below for a definition of naturally occurring (unpurified) natural gas.

“NYMEX”	New York Mercantile Exchange, Inc.

“PADD”	Petroleum Administration for Defense District.

“ppm”	Parts per million.

“Rack purchase agreements”	Arrangements under which products are purchased from suppliers under fixed or indexed-based formulas, with title passing to customers when the product is loaded at the truck loading rack at a facility.

“RBOB”	Reformulated Blendstock for Oxygenate Blending.

“Residual fuel oil”	High viscosity and specific gravity hydrocarbon mixture, which typically remains after lighter product streams are separated in a refinery.

“RVP”	Reid Vapor Pressure.

“Short ton”	Two thousand pounds.

“Spot transactions”	Transactions based on current or prompt delivery month prices usually for current or prompt month delivery.

“Stuffing”	Transferring of goods into a container.

“Tcf”	Trillion cubic feet.

“Teu”	Twenty-foot equivalent unit.

“Throughput arrangement”	Agreement allowing for delivery of a specific amount of product to customers of a party to the agreement through a terminal of the other party for a fee typically based on the volumes of product delivered.

“Truck loading rack”	A system designed to facilitate the loading of product from storage tanks into trucks for subsequent delivery to an end-user or bulk storage facility.

“ULSD”	Ultra low sulfur diesel.

“ULSK”	Ultra low sulfur kerosene.

“Upstream sector”	In the energy industry, refers to the exploration and production of crude oil and natural gas.

“Wet gas”	Unpurified natural gas, typically including low concentrations of various hydrocarbons in addition to methane as well as small quantities of non-hydrocarbon contaminants.

SPRAGUE RESOURCES LP

Common Units

Representing Limited Partner Interests

PROSPECTUS

                    , 2011

Barclays Capital

J.P. Morgan

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and the structuring fee payable to Barclays Capital Inc.) expected to be incurred by the registrant in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee		$19,157
FINRA filing fee		17,000
NYSE listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement to be filed as an exhibit to this registration statement in which Sprague Resources LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The officers and directors of our general partner will be insured against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

Item 15. Recent Sales of Unregistered Securities

In July 2011, in connection with the formation of the partnership, Sprague Resources LP issued to (i) Sprague Resources GP, LLC the 1.0% general partner interest in the partnership for $10 and (ii) to Sprague Resources Holdings LLC, a wholly-owned subsidiary of Axel Johnson Inc., the 99.0% limited partner interest for $990 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description

1.1*	—	Form of Underwriting Agreement (including Form of Lock-Up Agreement)

3.1	—	Certificate of Limited Partnership of Sprague Energy Partners LP

3.2	—	Certificate of Amendment to Certificate of Limited Partnership of Sprague Energy Partners LP (Changing Name to Sprague Resources LP)

3.3*	—	Form of First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP (included as Appendix A to the Prospectus)

5.1*	—	Opinion of Vinson & Elkins, L.L.P. as to the legality of the securities being registered

8.1*	—	Opinion of Vinson & Elkins, L.L.P. relating to tax matters

10.1*	—	Form of Amended and Restated Credit Agreement

10.2*	—	Form of Contribution, Conveyance and Assumption Agreement

10.3*	—	Form of 2011 Long-Term Incentive Compensation Plan

10.4*	—	Form of Omnibus Agreement

10.5*	—	Form of Services Agreement

21.1*	—	List of Subsidiaries of Sprague Resources LP

23.1	—	Consent of Ernst & Young LLP

23.2*	—	Consent of Vinson & Elkins, L.L.P. (contained in Exhibit 5.1)

23.3*	—	Consent of Vinson & Elkins, L.L.P. (contained in Exhibit 8.1)

24.1	—	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, of an offering of securities by the undersigned registrant pursuant to this registration statement, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchase:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(3)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Axel Johnson, Inc., Sprague Resources Holdings LLC, Sprague Resources GP LLC or any of their affiliates and of fees, commissions, compensation and other benefits paid, or accrued to Axel Johnson, Inc., Sprague Resources Holdings LLC, Sprague Resources GP LLC or any of their affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portsmouth, State of New Hampshire, on July 27, 2011.

Sprague Resources LP

By:	Sprague Resources GP LLC
its General Partner

By:	/s/ David C. Glendon
David C. Glendon
President and Chief Executive Officer

Each person whose signature appears below appoints Dave C. Glendon, Gary A. Rinaldi and John W. Moore, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on July 27, 2011.

Signature	Title
/s/ David C. Glendon David C. Glendon	President and Chief Executive Officer, Director (Principal Executive Officer)

/s/ Gary A. Rinaldi Gary A. Rinaldi	Senior Vice President, Chief Operating Officer and Chief Financial Officer, Director (Principal Financial Officer)

/s/ John W. Moore John W. Moore	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

/s/ Michael D. Milligan Michael D. Milligan	Director

/s/ Ben J. Hennelly Ben J. Hennelly	Director

EXHIBIT INDEX

Exhibit Number		Description

1.1*	—	Form of Underwriting Agreement (including Form of Lock-Up Agreement)

3.1	—	Certificate of Limited Partnership of Sprague Energy Partners LP

3.2	—	Certificate of Amendment to Certificate of Limited Partnership of Sprague Energy Partners LP (Changing Name to Sprague Resources LP)

3.3*	—	Form of First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP (included as Appendix A to the Prospectus)

5.1*	—	Opinion of Vinson & Elkins, L.L.P. as to the legality of the securities being registered

8.1*	—	Opinion of Vinson & Elkins, L.L.P. relating to tax matters

10.1*	—	Form of Amended and Restated Credit Agreement

10.2*	—	Form of Contribution, Conveyance and Assumption Agreement

10.3*	—	Form of 2011 Long-Term Incentive Compensation Plan

10.4*	—	Form of Omnibus Agreement

10.5*	—	Form of Services Agreement

21.1*	—	List of Subsidiaries of Sprague Resources LP

23.1	—	Consent of Ernst & Young LLP

23.2*	—	Consent of Vinson & Elkins, L.L.P. (contained in Exhibit 5.1)

23.3*	—	Consent of Vinson & Elkins, L.L.P. (contained in Exhibit 8.1)

24.1	—	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.